
13003081




OSHKOSH

Oshkosh Corporation 2013 Annual Report

MOVING THE WORLD AT WORK


OSHKOSH


JLG


CEDAR HILL FIRE




OSHKOSH

OSHKOSH CORPORATION IS MOVING THE WORLD AT WORK

Oshkosh Corporation is a leading designer, manufacturer and marketer of a broad range of access equipment, specialty military, fire & emergency and commercial vehicles and vehicle bodies. Oshkosh's products are valued worldwide by rental companies, defense forces, concrete placement and refuse businesses, fire & emergency units and municipal and airport services, where high quality, superior performance, rugged reliability and long-term value are paramount.

Oshkosh Corporation partners with customers to deliver superior solutions that safely and efficiently move people and materials at work, around the globe and around the clock. In short, we are **Moving the World at Work.** Our top priorities are to serve and delight our customers as well as drive superior returns for our shareholders.

Founded in 1917, Oshkosh Corporation has manufacturing operations in eight U.S. states and in Australia, Belgium, Canada, China, France and Romania and through an investment in a joint venture in Mexico. The company currently employs approximately 12,000 people worldwide.


JLG LIFT

CHARLES L. SZEWS
Chief Executive Officer

WILSON R. JONES
President and Chief Operating Officer


ACCESS EQUIPMENT


DEFENSE


FIRE & EMERGENCY


COMMERCIAL


OSHKOSH

Oshkosh Corporation 2013 Form 10-K

MOVING THE WORLD AT WORK















INTENTIONALLY LEFT BLANK.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-31371

Oshkosh Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	**39-0520270**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 2566 **Oshkosh, Wisconsin**	**54903-2566**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(920) 235-9151**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

At March 31, 2013, the aggregate market value of the registrant's Common Stock held by non-affiliates was $3,738,222,059 (based on the closing price of $42.49 per share on the New York Stock Exchange as of such date).

As of November 8, 2013, 86,392,795 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2014 Annual Meeting of Shareholders (to be filed with the Commission under Regulation 14A within 120 days after the end of the registrant's fiscal year and, upon such filing, to be incorporated by reference into Part III).

OSHKOSH CORPORATION

FISCAL 2013 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

As used herein, the "Company," "we," "us" and "our" refers to Oshkosh Corporation and its consolidated subsidiaries. "Oshkosh" refers to Oshkosh Corporation, not including JLG Industries, Inc. and its wholly-owned subsidiaries ("JLG"), Pierce Manufacturing Inc. ("Pierce"), McNeilus Companies, Inc. ("McNeilus") and its wholly-owned subsidiaries, Kewaunee Fabrications, LLC ("Kewaunee"), Concrete Equipment Company, Inc. and its wholly-owned subsidiary ("CON-E-CO"), London Machinery Inc. and its wholly-owned subsidiary ("London") and Iowa Mold Tooling Co., Inc. ("IMT") or any other subsidiaries.

The "Oshkosh®," "JLG®," "Pierce®," "McNeilus®," "Jerr-Dan®," "Frontline™," "CON-E-CO®," "London®," "IMT®," "SkyTrak®," "Lull®," "Command Zone™," "TAK-4®," "Hercules™," "Husky™," "PUC™," "ClearSky™," "TerraMax™," and "ProPulse®" trademarks and related logos are trademarks or registered trademarks of the Company. All other product and service names referenced in this document are the trademarks or registered trademarks of their respective owners.

All references herein to earnings per share refer to earnings per share assuming dilution, unless noted otherwise.

For ease of understanding, the Company refers to types of specialty vehicles for particular applications as "markets." When the Company refers to "market" positions, these comments are based on information available to the Company concerning units sold by those companies currently manufacturing the same types of specialty vehicles and vehicle bodies as the Company and are therefore only estimates. Unless otherwise noted, these market positions are based on sales in the United States of America. There can be no assurance that the Company will maintain such market positions in the future.

Cautionary Statement About Forward-Looking Statements

The Company believes that certain statements in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other statements located elsewhere in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, and plans and objectives of management for future operations, including those under the caption "Executive Overview" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. When used in this Annual Report on Form 10-K, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "project" or "plan" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the cyclical nature of the Company's access equipment, commercial and fire & emergency markets, especially with the current tepid outlook for the U.S. and European economic recoveries and the struggles the U.S. government has encountered trying to resolve budgetary and debt issues; the strength of emerging market growth and projected adoption rate of work at height machinery; the expected level and timing of the U.S. Department of Defense ("DoD") procurement of products and services and funding thereof; risks related to reductions in government expenditures in light of U.S. defense budget pressures, sequestration and an uncertain DoD tactical wheeled vehicle strategy, including the Company's ability to successfully manage the cost reductions required as a result of the significant projected decrease in sales levels in the defense segment; the Company's ability to win a U.S. Joint Light Tactical Vehicle ("JLTV") production contract award; the Company's ability to increase prices to raise margins or offset higher input costs; increasing commodity and other raw material costs, particularly in a sustained economic recovery; risks related to facilities consolidation and alignment, including the amounts of related costs and charges and that anticipated cost savings may not be achieved; the duration of the ongoing global economic weakness, which could lead to additional impairment charges related to many of the Company's intangible assets and/or a slower recovery in the Company's cyclical businesses than Company or equity market expectations; risks related to the collectability of receivables, particularly for those businesses with exposure to construction markets; the cost of any warranty campaigns related to the Company's products; risks related to production or shipment delays arising from quality or production issues; risks associated with international operations and sales, including foreign currency fluctuations and compliance with the Foreign Corrupt Practices Act; the Company's ability to comply with complex laws and regulations applicable to U.S. government contractors; and risks related to the Company's ability to successfully execute on its strategic road map and meet its long-term financial goals. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Item 1A of Part I of this report.

All forward-looking statements, including those under the caption "Executive Overview" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," speak only as of November 13, 2013. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Annual Report on Form 10-K. Investors should be aware that the Company may not update such information until the Company's next quarterly earnings conference call, if at all.

PART I

ITEM 1. BUSINESS

The Company

Oshkosh Corporation is a leading designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies. The Company partners with customers to deliver superior solutions that safely and efficiently move people and materials at work, around the globe, and around the clock. The Company began business in 1917 as an early pioneer of four-wheel drive technology, and off road mobility technology remains one of its core competencies. The Company maintains four reportable segments for financial reporting purposes: access equipment, defense, fire & emergency and commercial, which comprised 40%, 40%, 10% and 10%, respectively, of the Company's consolidated net sales in fiscal 2013. These segments, in some way, all share common customers and distribution channels, leverage common components and suppliers, utilize common technologies and manufacturing processes and share manufacturing and distribution facilities, which results in the Company being an integrated specialty vehicle manufacturer. The Company made approximately 36%, 45% and 56% of its net sales for fiscal 2013, 2012 and 2011, respectively, to the U.S. government, a substantial majority of which were under multi-year contracts and programs in the defense vehicle market. See Note 24 to the Consolidated Financial Statements for financial information related to the Company's business segments.

JLG, a global manufacturer of aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, forms the base of the Company's access equipment segment. JLG's customers include equipment rental companies, construction contractors, manufacturing companies, home improvement centers and the U.S. military. The access equipment segment also includes Jerr-Dan-branded tow trucks ("wreckers") and roll-back vehicle carriers ("carriers") sold to towing companies in the U.S. and abroad.

The Company has sold products to the DoD for over 90 years and operates its military tactical wheeled vehicles business as its defense segment. In 1981, Oshkosh was awarded the first Heavy Expanded Mobility Tactical Truck ("HEMTT") contract for the DoD, and thereafter its defense segment developed into the DoD's leading supplier of severe-duty, heavy-payload tactical trucks. Since that time, Oshkosh has broadened its defense product offerings to become the leading manufacturer of severe-duty, heavy- and medium-payload tactical trucks for the DoD, manufacturing vehicles that perform a variety of demanding tasks such as hauling tanks, missile systems, ammunition, fuel, troops and cargo for combat units and light-payload tactical vehicles, through its Mine Resistant Ambush Protected All-Terrain Vehicles ("M-ATVs"). In October 2011, the Company introduced the Light Combat All-Terrain Vehicle ("L-ATV") to continue to expand its light protected tactical wheeled vehicle offering. The L-ATV is the Company's entrant in the DoD's JLTV competition and was selected for the DoD JLTV Engineering, Manufacturing & Development ("EMD") contract in August 2012 along with vehicles from two other competitors. Oshkosh delivered 22 Oshkosh-designed and manufactured L-ATVs under the JLTV EMD contract during fiscal 2013. Oshkosh will support the U.S. government's testing and evaluation of these vehicles during a 14-month U.S. government test and evaluation period. The L-ATV incorporates field-proven technologies, advanced armor solutions and expeditionary levels of off-road mobility to redefine safety and performance standards. The L-ATV also is designed for future growth, with the ability to accept additional armor packages and technology upgrades as the mission requires.

The Company's fire & emergency segment manufactures commercial and custom firefighting vehicles and equipment, aircraft rescue and firefighting ("ARFF") vehicles, snow removal vehicles, simulators and other emergency vehicles primarily sold to fire departments, airports and other governmental units in the Americas and abroad, and broadcast vehicles sold to broadcasters and television stations in the Americas and abroad.

The Company's commercial segment manufactures rear- and front-discharge concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components sold to ready-mix companies and commercial and municipal waste haulers in North America and other international markets and field service vehicles and truck-mounted cranes sold to mining, construction and other companies in the Americas and abroad.

Competitive Strengths

The following competitive strengths support the Company's business strategy:

Strong Market Positions. The Company has developed strong market positions and brand recognition in its core businesses, which it attributes to its reputation for quality products, advanced engineering, innovation, vehicle performance, reliability, customer service and low total product life cycle costs. The Company maintains leading market shares in most of its businesses and is the sole-source supplier of a number of vehicles to the DoD.

Diversified Product Offering. The Company believes its broad product offerings and target markets serve to diversify its sources of revenues, mitigate the impact of economic cycles and provide multiple platforms for potential organic growth and acquisitions. The Company's product offerings provide extensive opportunities for bundling of products for sale to customers, co-location of manufacturing, leveraging purchasing power and sharing technology within and between segments. For each of its target markets, the Company has developed or acquired a broad product line in an effort to become a single-source provider of specialty vehicles, vehicle bodies, parts and service and related products to its customers. In addition, the Company has established an extensive domestic and international distribution system for specialty vehicles and vehicle bodies tailored to each market.

Quality Products and Customer Service. The Company has developed strong brand recognition for its products as a result of its commitment to meet the stringent product quality and reliability requirements of its customers in the specialty vehicle and vehicle body markets it serves. The Company frequently achieves premium pricing due to the durability and low life cycle costs for its products. The Company also provides high quality customer service through its extensive parts and service support programs, which are generally available to customers 365 days a year in all product lines throughout the Company's distribution systems.

Innovative and Proprietary Components. The Company's advanced design and engineering capabilities have contributed to the development of innovative and/or proprietary, severe-duty components that enhance vehicle performance, reduce manufacturing costs and strengthen customer relationships. The Company's advanced design and engineering capabilities have also allowed it to integrate many of these components across various product lines, which enhances its ability to compete for new business and reduces its costs to manufacture its products compared to manufacturers who simply assemble purchased components.

Flexible and Efficient Manufacturing. Over the past 15 years, the Company has significantly increased manufacturing efficiencies. The Company believes it has competitive advantages over larger vehicle manufacturers in its specialty vehicle markets due to its manufacturing flexibility, vertical integration, purchasing power in specialty vehicle components and custom fabrication capabilities. In addition, the Company believes it has competitive advantages over smaller vehicle and vehicle body manufacturers due to its relatively higher volumes of similar products that permit the use of moving assembly lines and which allow it to leverage purchasing power and technology opportunities across product lines.

Strong Management Team. The Company is led by Chief Executive Officer Charles L. Szews and President and Chief Operating Officer Wilson R. Jones who have been employed by the Company since 1996 and 2005, respectively. Messrs. Szews and Jones are complemented by an experienced senior management team that has been assembled through internal promotions, new hires and acquisitions. The management team has successfully executed a strategic reshaping and expansion of its business since 1996, which has positioned the Company to be a global leader in the specialty vehicle and vehicle body markets.

Business Strategy

The Company is focused on increasing its net sales, profitability and cash flow and strengthening its balance sheet by capitalizing on its competitive strengths and pursuing an integrated business strategy. The Company completed a comprehensive strategic planning process in fiscal 2011 with the assistance of a globally-recognized consulting firm that culminated in the creation of the Company's roadmap, named MOVE, to deliver outstanding long-term shareholder value. In September 2012, the Company announced its target of achieving earnings per share of $4.00 to $4.50 by fiscal 2015. The execution of the MOVE strategy in fiscal 2013 led the Company to report substantially higher consolidated earnings than the estimates that the Company conveyed at its September 2012 Analyst Day, increased revenues in each of the Company's non-defense segments as compared to fiscal 2012 and higher operating income margins in all of its segments as compared to fiscal 2012. The MOVE strategy consists of four key initiatives. In the aggregate, the Company believes that it is on track to achieve its fiscal 2015 earnings per share target range, while the Company is executing countermeasures to drive certain initiatives that are behind schedule to become back on target.

The Company's four MOVE initiatives are:

Market Recovery and Growth. The Company is focused on capturing and improving its historical share in a market recovery. A number of the markets in which the Company participates were down anywhere from 40% to more than 90% from peak levels as a result of the global recession. The Company has seen some recovery in a number of markets in which it participates, but these markets have still not returned to pre-recession levels and generally, customer vehicle fleets continue to age. The Company continues to work on improving its sales, inventory and operations planning and sales capture processes to more effectively respond to customers' needs as the recovery occurs in each of its markets. Also, throughout this extended period of weak economic conditions, the Company has continued to focus on staying close to its customers by providing high-quality customer service through its extensive parts and service support programs, which are generally available to customers 365 days a year in all product lines throughout the Company's distribution systems. The Company estimated in September 2012 that even a modest market recovery represented a $220 million operating income opportunity in its non-defense businesses between fiscal 2012 and fiscal 2015 at historical margins and assuming no major market share gains.

In fiscal 2013, the Company experienced continued improvement in the North American access equipment market and in the U.S. concrete mixer market. In addition, quoting activity and orders for fire apparatus increased late in fiscal 2013. The European and Australian access equipment markets underperformed expectations in fiscal 2013. The Company currently believes that this initiative is projected to finish below the fiscal 2015 target of $220 million incremental operating income due to a weaker recovery in certain markets than was expected compared to its September 2012 estimates.

Optimize Cost and Capital Structure. The Company is focused on optimizing its cost and capital structure ("O" initiative) to provide value for customers and shareholders by aggressively attacking its product, process and overhead costs. The Company utilizes a comprehensive, lean enterprise focus to drive to be a low cost producer in all of its product lines while sustaining premium product features and quality, and to deliver low product life cycle costs for its customers. Lean is a methodology to eliminate non-value added work from a process stream. The Company has implemented this strategy by:

- Combining the Company's strategic purchasing teams globally into a single organization led by an externally-recruited chief procurement officer to capture its full purchasing power across all of its businesses and to promote low-cost-country sourcing;
- Managing the business to target breakthrough objectives, including aggressive cost reduction targets, via the Company-wide use of strategy deployment scorecards to provide effective, timely assessment of progress toward objectives and implementation of countermeasures as needed;
- Utilizing integrated project teams to reduce product costs for the Family of Medium Tactical Vehicles ("FMTV") program and other key products;
- Creating chartered cost reduction teams at all businesses and introducing broad-based training programs;
- Creating a single quality management system to drive enhanced quality throughout all of the Company's businesses to improve customer satisfaction and lower the cost of quality;
- Launching and leveraging the Oshkosh Operating System ("OOS") to create common practices across the Company to enhance its performance. The OOS is a system of doing business that is focused on serving and delighting customers by utilizing continuous improvement and lean practices. During fiscal 2013, the Company trained over 11,000 employees in elements of the OOS. The Company believes that the OOS enables it to sustain strong performance for its customers, shareholders, employees and other stakeholders; and
- Developing and communicating to shareholders a comprehensive capital allocation strategy that has resulted in reducing the Company's leverage to create options for internal investments, acquisitions and return of capital to shareholders.

As a result of this focus on cost optimization, the Company expects to more efficiently utilize its manufacturing facilities, increase inventory turns, reduce product, process and overhead costs, and lower manufacturing lead times and new product development cycle times over the next several years. The Company expects to exceed its 250 basis point target for consolidated operating income margin improvement by fiscal 2015 from this initiative compared to fiscal 2012.

The Company made good progress on the Company's "O" initiative in fiscal 2013, which contributed to a 430 basis point increase in operating income margins in the Company's largest segment, access equipment. The Company expects that the actions implemented in fiscal 2013 for this initiative will result in approximately 110 basis points of the 130 basis point operating income margin improvement that the Company had previously targeted for fiscal 2014.

The Company has repaid more than $2 billion of acquisition-related debt since fiscal 2008. As a result, the Company believes that its capital structure at September 30, 2013 is within its targeted range for indebtedness. Because the Company continues to expect to have ample operating cash flow to support its existing businesses, the Company has shifted its cash deployment strategy from debt reduction to returning cash to shareholders. In this regard, the Company repurchased 6.1 million shares of Common Stock during fiscal 2013 at a cost of $201.8 million. On November 15, 2012, the Company's Board of Directors increased the Company's stock repurchase authorization such that the Company had authority to repurchase 11,000,000 share of Common Stock after the Board action. The Company targeted spending $300 million to repurchase shares over the 12 to 18 months following that date but has authority to go up to the 11,000,000 shares. The Company also recently announced that it is reinstating a quarterly cash dividend by declaring a $0.15 per share dividend payable on December 2, 2013 to shareholders of record as of November 18, 2013. The Company intends to pay a dividend quarterly in its quest to continue to increase shareholder value.

Value Innovation. The Company has maintained its emphasis on new product development as it seeks to expand sales and margins by leading its core markets in the introduction of new or improved products and new technologies. The Company primarily uses internal development but also uses licensing of technology and strategic acquisitions to execute multi-generational product plans in each of the Company's businesses. The Company actively seeks to commercialize emerging technologies that are capable of expanding customer uses of its products. Examples of the Company's innovation include:

- The Rental Series scissor lift, which targets the price-value segment of the access equipment market;
- The JLG 150-foot articulating boom, which enables operators to tackle high level access needs for construction and maintenance applications;
- The TAK-4 family of independent suspension systems, which the Company uses on multiple vehicle platforms in its defense and fire & emergency segments and which it has installed on other manufacturers' Mine Resistant Ambush Protected ("MRAP") vehicles;
- The L-ATV, which incorporates field-proven technologies, advanced armor solutions and expeditionary levels of mobility to redefine safety and performance standards;
- The Command Zone multiplexing technology, which the Company has applied to numerous products in each of its segments to control, monitor and diagnose electronic components;
- The Pierce Ultimate Configuration ("PUC") vehicle configuration, which eliminates the bulky pumphouse from firefighting vehicles, making such vehicles easier to use and service;
- The Dash Cab Forward firefighting vehicle featuring an innovative tilting cab-forward design that repositions the engine rearward and lower between the frame rails, with an open interior configuration that enables firefighters to better prepare for the unexpected situations they face when arriving on the scene of a fire or other emergency situation;
- The integration of compressed natural gas to power McNeilus' refuse collection vehicles and concrete mixers, which reduces fuel costs and emissions; and
- The split-body refuse collection vehicle with automatic tailgate locks to collect and separate multiple waste streams and safely eject loads from inside the cab.

The Company is targeting $350 million of incremental annual revenue by fiscal 2015 compared to fiscal 2012 as a result of this initiative. The Company's value innovation initiative did not meet the Company's target for incremental revenue from new products in fiscal 2013. The Company made engineering management changes mid-year, re-allocated resources and made structural changes to the Company's product development stage gate review process to bring this initiative back on track. The Company expects that its countermeasures will drive incremental new product launches in fiscal 2014 and 2015 and expects this initiative to be back on target by fiscal 2015.

Emerging Market Expansion. The Company plans to continue its expansion into those specialty vehicle and vehicle body markets globally where it has or can acquire strong market positions over time and where it believes it can leverage synergies in purchasing, manufacturing, technology and distribution to increase sales and profitability. Business development teams actively pursue new customers in targeted developing countries in Asia, Eastern Europe, the Middle East, Latin America and Africa. In pursuit of this strategy, the Company opened new sales and service offices in Russia, India, Saudi Arabia and China in fiscal 2011 to pursue various opportunities in each of those countries. In addition, in fiscal 2013, the Company expanded its sales and aftermarket personnel in multiple countries in Europe, Latin America, Asia and the Middle East. The Company would also consider selectively pursuing strategic acquisitions to enhance the Company's product offerings and expand its international presence in the specialty vehicle and vehicle body markets. Sales to customers outside of the U.S. comprised 21%, 22% and 17% of the Company's consolidated sales for fiscal 2013, 2012 and 2011, respectively. The Company believes it is on track to achieve its target to derive more than 25% of its revenues from outside the U.S. by fiscal 2015.

Products

The Company is focused on the following core segments of the specialty vehicle and vehicle body markets:

Access equipment segment. JLG manufactures aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights. In addition, through a long-term license with Caterpillar Inc., JLG produces Caterpillar-branded telehandlers for distribution through the worldwide Caterpillar Inc. dealer network through 2025.

Access equipment customers include equipment rental companies, construction contractors, manufacturing companies, home improvement centers and the U.S. military. JLG's products are marketed in over 3,500 locations worldwide through independent rental companies and distributors that purchase these products and then rent or sell them and provide service support, as well as through other sales and service branches or organizations in which the Company holds equity positions.

JLG also arranges equipment financing and leasing solutions for its customers, primarily through third-party funding arrangements with independent financial companies, and occasionally provides credit support in connection with these financing and leasing arrangements. Financing arrangements that JLG offers or arranges through this segment include various types of rental fleet loans and leases, as well as floor plan and retail financing. Terms of these arrangements vary depending on the type of transaction, but typically range between 36 and 72 months and generally require the customer to be responsible for insurance, taxes and maintenance of the equipment, and to bear the risk of damage to or loss of the equipment.

The Company, through its Jerr-Dan brand, is a leading manufacturer and marketer of towing and recovery equipment in the U.S. The Company believes Jerr-Dan is recognized as an industry leader in quality and innovation. Jerr-Dan offers a complete line of both carriers and wreckers. In addition to manufacturing equipment, Jerr-Dan provides its customers with one-stop service for carriers and wreckers and generates revenue from the installation of equipment, as well as the sale of chassis and service parts.

Defense segment. The Company has sold products to the DoD for over 90 years. The Company also exports tactical wheeled vehicles to approved foreign customers. By successfully responding to the DoD's changing vehicle requirements, the Company has become the leading manufacturer of Heavy, Medium, and MRAP tactical wheeled vehicles and related service and sustainment for the DoD and is rapidly expanding its offering of light tactical wheeled vehicles. The Company manufactures vehicles that perform a variety of demanding tasks such as hauling tanks, missile systems, ammunition, fuel, troops and cargo for a broad range of missions. The Company's proprietary military product line of heavy-payload tactical wheeled vehicles includes the HEMTT, the Heavy Equipment Transporter ("HET"), the Palletized Load System ("PLS"), and the Logistic Vehicle System Replacement ("LVSR"). The Company's proprietary military medium-payload tactical wheeled vehicles include the Medium Tactical Vehicle Replacement ("MTVR"). The Company's proprietary M-ATV was specifically designed with superior survivability as well as extreme off-road mobility for use in conditions similar to those encountered in the conflict in Afghanistan.

In October 2011, the Company introduced the L-ATV to continue to expand its light protected tactical wheeled vehicle offering. The L-ATV is the Company's entrant in the DoD's JLTV competition and was selected for the DoD JLTV EMD contract in August 2012 along with vehicles from two other competitors. The L-ATV incorporates field-proven technologies, advanced armor solutions and expeditionary levels of off-road mobility to redefine safety and performance standards. The L-ATV also is designed for future growth, with the ability to accept additional armor packages and technology upgrades as the mission requires.

In December 2012, the DoD awarded the Company an extension to its existing Family of Heavy Tactical Vehicles ("FHTV") contract for the production of the HEMTT, HET and PLS as well as associated logistics and configuration management support. The deadline for new orders under this contract expired in September 2013. The Company expects that vehicle deliveries under the contract will continue through fiscal 2014. The Company anticipates negotiating a FHTV follow-on contract in calendar 2014 for a five-year, firm, fixed price requirements contract for the continued production of these vehicles through fiscal 2019.

In June 2009, the DoD awarded the Company a sole source contract for M-ATVs and associated aftermarket parts packages. The Company completed the contract requirements in fiscal 2012, delivering more than 8,700 M-ATVs, along with aftermarket parts and services through the life of the contract with a total contract value of $6.5 billion. In fiscal 2013, the Company completed deliveries of 750 M-ATVs to the United Arab Emirates ("UAE") and announced multiple orders for M-ATVs from the Kingdom of Saudi Arabia. The Company continues to actively market M-ATVs to approved international customers.

In August 2009, the DoD awarded the Company a contract to be the sole producer of FMTVs under the U.S. Army's FMTV Rebuy program. The FMTV Rebuy program is a five-year requirements contract for the production of vehicles and trailers through December 2015. The Company began delivery of vehicles under this contract in the first quarter of fiscal 2011.

In May 2013, the DoD awarded the Company a contract to provide up to 200 P-19R ARFF trucks to the U.S. Marines with deliveries scheduled for fiscal 2017 and 2018.

In addition to retaining its current defense truck contracts, the Company's objective is to continue to diversify into other areas of the U.S. and international defense vehicle markets by expanding applications, uses and vehicle body styles of its current tactical truck lines. As the Company enters competitions in the defense tactical wheeled vehicle market, the Company believes it has multiple competitive advantages, including:

- *Engineering and testing.* Domestic and international vehicle contract competitions require significant defense engineering expertise to ensure that vehicle designs excel under demanding test conditions. The Company has teams of engineers and engages highly-specialized contract engineers to improve current products and develop new products. Oshkosh defense engineers have significant expertise designing new vehicles, using sophisticated modeling and simulation, supporting disciplined testing programs at military and approved test sites, and producing detailed, comprehensive, successful contract proposals.
- *Proprietary components.* The Company's patented TAK-4 independent suspension family has been expanded to include the TAK-4 "intelligent" or TAK-4i configuration, which brings 25% more wheel travel and ride height control compared to the original TAK-4 to address the evolving requirements of the Company's customers. Integrating the TAK-4 suspension with the Company's proprietary power train components allows the Company to deliver the market-leading off-road performance for which its defense vehicles are known. In addition, because these are typically some of the higher cost components in a vehicle, the Company has a competitive cost advantage based on the in-house manufacturing and assembly of these items.
- *Past performance.* The Company has been building tactical wheeled vehicles for the DoD for more than 90 years. The Company's past success in delivering reliable, high quality vehicles on time, within budget and meeting specifications is a competitive advantage in future defense vehicle procurement programs. The Company understands the special contract procedures used by the DoD and other international militaries and has developed substantial expertise in contract management, quality management, program management and accounting.
- *Flexible manufacturing.* The Company's ability to produce a variety of vehicle models on a lean, automated assembly line enables manufacturing efficiencies and a competitive cost position. In addition, the Company is able to leverage its global manufacturing scale to supplement its existing defense vehicle manufacturing facilities in Oshkosh, Wisconsin.
- *Logistics.* The Company has gained significant experience in the development of operators' manuals and training, and in the delivery of parts and services worldwide in accordance with its customers' expectations and requirements, which differ materially from commercial practices. The Company has logistics capabilities to permit the DoD to order parts, receive invoices and remit payments electronically.

Fire & emergency segment. Through Pierce, the Company is the leading domestic manufacturer of fire apparatus assembled on custom chassis, designed and manufactured to meet the special needs of firefighters. Pierce also manufactures fire apparatus assembled on commercially available chassis, which are produced for multiple end-customer applications. Pierce's engineering expertise allows it to design its vehicles to meet stringent industry guidelines and government regulations for safety and effectiveness. Pierce primarily serves domestic municipal customers, but also sells fire apparatus to the DoD, airports, universities and large industrial companies, and increasingly in international markets. Pierce's history of innovation and research and development in consultation with firefighters has resulted in a broad product line that features a wide range of innovative, high-quality custom and commercial firefighting equipment with advanced fire suppression capabilities. In an effort to be a single-source supplier for its customers, Pierce offers a full line of custom and commercial fire apparatus and emergency vehicles, including pumpers, aerial and ladder trucks, tankers, light-, medium- and heavy-duty rescue vehicles, wildland rough terrain response vehicles, mobile command and control centers, bomb squad vehicles, hazardous materials control vehicles and other emergency response vehicles.

The Company, through its Oshkosh brand, is among the leaders in sales of ARFF vehicles to domestic and international airports. These highly-specialized vehicles are required to be in service at most airports worldwide to support commercial airlines in the event of an emergency. Many of the world's largest airports, including LaGuardia International Airport, O'Hare International Airport, Hartsfield-Jackson International Airport, Denver International Airport and Dallas/Fort Worth International Airport are served by the Company's ARFF vehicles in the U.S. Internationally, the Company's vehicles serve, among others, Beijing and more than twenty other airports in China; Singapore; Toronto, Canada; Abu Dhabi, UAE; Birmingham, United Kingdom; and Moscow, Russia. The Company has recently delivered ARFF vehicles to multiple airports throughout Indonesia, Spain, Egypt and Argentina. The Company believes that the performance and reliability of its ARFF vehicles contribute to the Company's strong position in this market.

The Company, through its Oshkosh brand, is a global leader in airport snow removal vehicles. The Company's portfolio of specially designed airport snow removal vehicles are used by some of the largest airports in the world, including Denver International Airport, Minneapolis-St. Paul International Airport and O'Hare International Airport in the U.S. and Beijing, China and Montreal, Canada internationally. The Company believes that the reliability of its high-performance snow removal vehicles and the speed with which they clear airport runways contribute to its strong position in this market.

The Company, through its Frontline brand, is a leading manufacturer, system designer and integrator of broadcast and communication vehicles, including electronic field production trailers, satellite news gathering and electronic news gathering vehicles for broadcasters, command trucks for local and federal governments along with being the leading supplier of military simulator shelters and trailers. The Company's vehicles have been used worldwide to broadcast the NFL Super Bowl, the FIFA World Cup and the Olympics.

The Company offers three- to fifteen-year municipal lease financing programs to its fire & emergency segment customers in the U.S. through Oshkosh Equipment Finance, L.L.C., doing business as Oshkosh Capital. Programs include competitive lease financing rates, creative and flexible finance arrangements and the ease of one-stop shopping for customers' equipment and financing. The lease financing transactions are executed through a private label arrangement with an independent third-party finance company.

Commercial segment. Through Oshkosh, McNeilus, London and CON-E-CO, the Company is a leading manufacturer of front- and rear-discharge concrete mixers and portable and stationary concrete batch plants for the concrete ready-mix industry throughout the Americas. Through McNeilus, the Company is a leading manufacturer of refuse collection vehicles for the waste services industry throughout the Americas.

Through IMT, the Company is a leading North American manufacturer of field service vehicles and truck-mounted cranes for the construction, equipment dealer, building supply, utility, tire service, railroad and mining industries. The Company believes its commercial segment vehicles and equipment have a reputation for efficient, cost-effective, dependable and low maintenance operation.

The Company also arranges equipment financing and leasing solutions for its customers, primarily through third-party funding arrangements with independent financial companies, and occasionally provides credit support in connection with these financing and leasing arrangements.

Marketing, Sales, Distribution and Service

The Company believes it differentiates itself from many of its competitors by tailoring its distribution to the needs of its specialty vehicle and vehicle body markets and with its national and global sales and service capabilities. Distribution personnel demonstrate to customers how to use the Company's vehicles and vehicle bodies properly. In addition, the Company's flexible distribution is focused on meeting customers on their terms, whether on a job site, in an evening public meeting or at a municipality's offices, compared to the showroom sales approach of the typical dealers of large vehicle manufacturers. The Company backs all products with same-day parts shipment, and its service technicians are available in person or by telephone to domestic customers 365 days a year. The Company believes its dedication to keeping its products in-service in demanding conditions worldwide has contributed to customer loyalty.

The Company provides its salespeople, representatives and distributors with product and sales training on the operation and specifications of its products. The Company's engineers, along with its product managers, develop operating manuals and provide field support at vehicle delivery.

U.S. dealers and representatives enter into agreements with the Company that allow for termination by either party generally upon 90 days' notice, subject to applicable laws. Dealers and representatives, except for those utilized by JLG and IMT, are generally not permitted to market and sell competitive products.

Access equipment segment. JLG's products are marketed in over 3,500 locations across six continents through independent rental companies and distributors that purchase JLG products and then rent or sell them and provide service support, as well as through other sales and service branches or organizations in which the Company holds equity positions. JLG's sales force is comprised of approximately 140 employees worldwide. Sales employees are dedicated to specific major customers, channels or geographic regions. JLG's international sales employees are spread among JLG's approximately 20 international sales and service offices.

JLG produces a variety of its own branded telehandlers and manufactures the Caterpillar-branded telehandlers under a license to Caterpillar for their worldwide Caterpillar distribution network. JLG also produces a line of telehandlers for the agricultural market under a license from SAME Deutz-Fahr and sells SAME Deutz-Fahr-branded telehandlers directly to SAME Deutz-Fahr's dealer network.

The Company markets its Jerr-Dan-branded carriers and wreckers through its network of approximately 60 independent distributors.

Defense segment. The Company sells substantially all of its domestic defense products directly to principal branches of the DoD, and has sold its defense products to more than 20 international militaries around the globe. The Company maintains a liaison office in Washington, D.C. to represent its interests with the U.S. Congress, the offices of the Executive Branch of the U.S. government, the Pentagon, as well as international embassies and government agencies. The Company locates its business development, consultants and engineering professionals near its customers' principal commands, both domestically and internationally. The Company also sells and services defense products to approved international governments as Direct Commercial Sales or Foreign Military Sales via U.S. government channels. The Company supports international sales through international sales offices, as well as through dealers, distributors and representatives.

In addition to marketing its current tactical wheeled vehicle offerings and competing for new contracts, the Company actively works with the U.S. Armed Services to develop new applications for its vehicles and expand its services.

Logistics services are increasingly important in the defense market. The Company believes that its proven worldwide logistics capabilities and internet-based ordering, invoicing and electronic payment systems have significantly contributed to the expansion of its defense parts and service business since fiscal 2002, following the commencement of Operation Iraqi Freedom and Operation Enduring Freedom. The Company maintains a large parts distribution warehouse in Milwaukee, Wisconsin to fulfill stringent parts delivery schedule requirements, as well as satellite facilities near DoD bases in the U.S., Europe, Asia and the Middle East. The Company has been particularly active in recent years performing maintenance and product upgrade services for the DoD at areas near or in the theater of military conflicts.

Fire & emergency segment. The Company believes the geographic breadth, size and quality of its Pierce fire apparatus sales and service organization are competitive advantages in a market characterized by a few large manufacturers and numerous small, regional competitors. Pierce's fire apparatus are sold through over 30 independent sales and service organizations with approximately 300 sales representatives in the U.S. and Canada, which combine broad geographical reach with frequency of contact with fire departments and municipal government officials. These sales and service organizations are supported by approximately 75 product and marketing support professionals and contract administrators at Pierce. The Company believes frequency of contact and local presence are important to cultivate major, and typically infrequent, purchases involving the city or town council, fire department, purchasing, finance and mayoral offices, among others, that may participate in a fire apparatus bid and selection process. After the sale, Pierce's nationwide local parts and service capability is available to help municipalities maintain peak readiness for this vital municipal service. Pierce also sells directly to the DoD and other U.S. government agencies. Many of the Pierce fire apparatus sold to the DoD are placed in service at U.S. military bases, camps and stations overseas. Additionally, Pierce sells fire apparatus to numerous international municipal and industrial fire departments through a network of international dealers. The Company markets its Frontline-branded broadcast vehicles through sales representatives and its Frontline-branded command vehicles through both sales representatives and dealer organizations that are directed at government and commercial customers.

The Company markets its Oshkosh-branded ARFF vehicles through a combination of five direct sales representatives domestically and over 60 representatives and distributors in international markets. Certain of these international representatives and distributors also handle Pierce products. The Company has over 30 full-time sales and service representatives and 18 distributor locations focused on the sale of snow removal vehicles, principally to airports, but also to municipalities, counties and other governmental entities in the U.S. and Canada. In addition, the Company maintains offices in Abu Dhabi, UAE; Beijing, China; Moscow, Russia; Sao Paulo, Brazil; and Singapore to support airport product vehicle sales and aftermarket sales and support in the Middle East, China, Russia, South America and Southeast Asia.

Commercial segment. The Company operates 19 distribution centers with over 275 in-house sales and service representatives in the U.S. to sell and service refuse collection vehicles, rear- and front-discharge concrete mixers and concrete batch plants. These centers are in addition to sales and service activities at the Company's manufacturing facilities, and they provide sales, service and parts distribution to customers in their geographic regions. Two of the distribution centers also have paint facilities and can provide significant additional paint and mounting services during peak demand periods. The Company also uses approximately 30 independent sales and service organizations to market its CON-E-CO-branded concrete batch plants. The Company believes this network represents one of the largest concrete mixer, concrete batch plant and refuse collection vehicle distribution networks in the U.S.

In Canada, the Company operates two distribution centers with eight outside and in-house sales and service representatives to sell and service its rear-discharge concrete mixers, refuse collection vehicles and concrete batch plants.

The Company believes its direct distribution to customers is a competitive advantage in concrete mixer and refuse collection vehicle markets, particularly in the U.S. waste services industry where principal competitors distribute through dealers, and to a lesser extent in the ready mix concrete industry, where several competitors in part use dealers. The Company believes direct distribution permits a more focused sales force in the U.S. concrete mixer and refuse collection vehicle markets, whereas dealers frequently offer a very broad and mixed product line, and accordingly, the time dealers tend to devote to concrete mixer and refuse collection vehicle sales activities is limited.

The Company also has established an extensive network of representatives and dealers throughout the Americas for the sale of Oshkosh, McNeilus, CON-E-CO and London concrete mixers, concrete batch plants and refuse collection vehicles. The Company coordinates among its various businesses to respond to large international sales tenders with its most appropriate product offering for the tender.

IMT distributes its products through approximately 90 dealers with a total of 110 locations worldwide, including approximately 30 international dealers. International dealers are primarily located in Central and South America, Australia and Asia and are primarily focused on mining and construction markets.

McNeilus owns a 49% interest in Mezcladores Trailers de Mexico, S.A. de C.V. ("Mezcladoras"), a manufacturer of concrete mixers and small refuse collection vehicle bodies for distribution in Mexico and Latin America.

Manufacturing

As of November 13, 2013, the Company manufactures vehicles and vehicle bodies at 37 manufacturing facilities. To reduce production costs, the Company maintains a continuing emphasis on the development of proprietary components, self-sufficiency in fabrication, just-in-time inventory management, improvement in production flows, interchangeability and simplification of components among product lines, creation of jigs and fixtures to ensure repeatability of quality processes, utilization of robotics, and performance measurement to assure progress toward cost reduction targets. The Company encourages employee involvement to improve production processes and product quality.

The Company educates and trains all employees at its facilities in quality principles. The Company encourages employees at all levels of the Company to understand customer and supplier requirements, measure performance, develop systems and procedures to prevent nonconformance with requirements and produce continuous improvement in all work processes. The Company utilizes quality gates at its manufacturing facilities to catch quality issues earlier in the process and to perform a root cause analysis at their source, resulting in improved quality and fewer defects and less rework. ISO 9001 is a set of internationally-accepted quality requirements established by the International Organization for Standardization. ISO 9001 certification indicates that a company has established and follows a rigorous set of requirements aimed at achieving customer satisfaction by preventing nonconformity in design, development, production, installation and servicing of products. Most of the Company's facilities are ISO 9001 certified.

The Company has a team of employees dedicated to leading the implementation of the OOS. The team is comprised of members with diverse backgrounds in quality, lean, finance, product and process engineering, and culture change management. OOS is a lean business system, which defines and seeks to enhance customers' experiences with the Company's products and services. OOS includes tools to eliminate waste out of the Company's processes to provide better value for customers. OOS enables the Company to efficiently execute its MOVE strategy, delivering value to both customers and shareholders. Within the Company's facilities, OOS improvement projects have contributed to manufacturing efficiency gains, materials management improvements, steady quality improvements and reduction of lead times.

Engineering, Research and Development

The Company believes its extensive engineering, research and development capabilities have been key drivers of the Company's marketplace success. The Company maintains seven facilities for new product development and testing with a staff of approximately 500 engineers and technicians who are dedicated to improving existing products and development and testing of new vehicles, vehicle bodies and components. The Company prepares multi-year new product development plans for each of its markets and measures progress against those plans each month.

Virtually all of the Company's sales of fire apparatus and broadcast vehicles require some custom engineering to meet the customer's specifications and changing industry standards. Engineering is also a critical factor in defense vehicle markets due to the severe operating conditions under which the Company's vehicles are utilized, new customer requirements and stringent government documentation requirements. In the access equipment and commercial segments, product innovation is highly important to meet customers' changing requirements. Accordingly, in addition to new product development engineers and technicians, the Company maintains an additional permanent staff of approximately 550 engineers and engineering technicians, and it regularly outsources some engineering activities in connection with new product development projects.

For fiscal 2013, 2012 and 2011, the Company incurred research and development expenditures of $112.9 million, $109.1 million and $99.9 million, respectively, portions of which were recoverable from customers, principally the U.S. government.

Competition

In all of the Company's segments, competitors include smaller, specialized manufacturers as well as large, mass producers. The Company believes that, in its specialty vehicle and vehicle body markets, it has been able to effectively compete against large, mass producers due to its product quality, flexible manufacturing and tailored distribution systems. The Company believes that its competitive cost structure, strategic global purchasing capabilities, engineering expertise, product quality and global distribution and service systems have enabled it to compete effectively.

Certain of the Company's competitors have greater financial, marketing, manufacturing, distribution and governmental affairs resources than the Company. There can be no assurance that the Company's products will continue to compete successfully with the products of competitors or that the Company will be able to retain its customer base or improve or maintain its profit margins on sales to its customers, all of which could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

Access equipment segment. JLG operates in the global construction, maintenance, industrial and agricultural equipment markets. JLG's competitors range from some of the world's largest multi-national construction equipment manufacturers to small single-product niche manufacturers. Within this global market, competition for sales of aerial work platform equipment includes Genie Industries, Inc. (a subsidiary of Terex Corporation), Skyjack Inc. (a subsidiary of Linamar Corporation), Haulotte Group, Aichi Corporation (a subsidiary of Toyota Industries Corporation) and over 50 smaller manufacturers. Global competition for sales of telehandler equipment includes the Manitou Group, J C Bamford Excavators Ltd., Merlo SpA, Genie Industries, Inc. and over 30 smaller manufacturers. In addition, JLG faces competition from numerous manufacturers of other niche products such as boom vehicles, cherry pickers, skid steer loaders, mast climbers, straight mast and vehicle-mounted fork-lifts, rough-terrain and all-terrain cranes, vehicle-mounted cranes, portable material lifts, various types of material handling equipment, scaffolding and the common ladder that offer functionality that is similar to or overlaps that of JLG's products. Principal methods of competition include brand awareness, product innovation and performance, quality, service and support, product availability and the extent to which a company offers single-source customer solutions. The Company believes its competitive strengths include: premium brand names; broad and single-source product offerings; product quality; product residual values that are generally higher than competitors units; worldwide distribution; safety record; service and support network; global procurement scale; extensive manufacturing capabilities; and cross-division synergies with other segments within Oshkosh Corporation.

The principal competitor for Jerr-Dan-branded products is Miller Industries, Inc. Principal methods of competition for carriers and wreckers include product quality and innovation, product performance, price and service. The Company believes its competitive strengths in this market include its high quality, innovative and high-performance product line and its low-cost manufacturing capabilities.

Defense segment. The Company produces heavy- and medium-payload, MRAP and light-payload tactical wheeled vehicles for the military and security forces around the world. Competition for sales of these vehicles includes, among others, Man Group plc, Mercedes-Benz (a subsidiary of Daimler AG), Navistar Defense LLC (a subsidiary of Navistar International Corporation), General Dynamics Corp, Lockheed Martin, AM General, BAE Systems plc and Textron Inc. The principal method of competition in the defense segment involves a competitive bid that takes into account factors as determined by the customer, such as price, product performance, product life cycle costs, small and disadvantaged business participation, product quality, adherence to bid specifications, production capability, project management capability, past performance and product support. Usually, the Company's vehicle systems must also pass extensive testing. The Company believes that its competitive strengths include: strategic global purchasing capabilities leveraged across multiple business segments; extensive pricing/costing and defense contracting expertise; a significant installed base of vehicles currently in use throughout the world; flexible and high-efficiency vertically-integrated manufacturing capabilities; patented and/or proprietary vehicle components such as TAK-4 independent suspension system, Oshkosh power transfer cases and Command Zone integrated vehicle diagnostics; weapons and communications integration; ability to develop new and improved product capabilities responsive to the needs of its customers; product quality; and aftermarket parts sales and service capabilities.

The Weapon Systems Acquisition Reform Act requires competition for defense programs in certain circumstances. Accordingly, it is possible that the U.S. Army and U.S. Marine Corps will conduct competitions for programs for which the Company currently has contracts upon the expiration of the existing contracts. Competition for these and other domestic programs could result in future contracts being awarded based upon different competitive factors than those described above and would primarily include price, production capability and past performance. Current economic conditions have also put significant pressure on the U.S. Federal budget, including a 45% reduction in tactical wheeled vehicle spending from fiscal 2013 to fiscal 2017. In addition, the Budget Control Act of 2011 contains an automatic sequestration feature that requires an additional $600 billion of cuts to defense spending from 2013 to 2023. Sequestration took effect on March 1, 2013 following the failure by Congress to enact the necessary legislation to reduce the U.S. federal deficit as mandated by the Budget Control Act of 2011. The overall military drawdown in Iraq and Afghanistan, stated defense budget reductions and sequestration have resulted in lower demand for tactical wheeled vehicles and future program competitions could involve weighting price more heavily than the past competitive factors described above.

Fire & emergency segment. The Company produces and sells custom and commercial firefighting vehicles in the U.S. and Canada under the Pierce brand and broadcast vehicles in the U.S. and abroad under the Frontline brand. Competitors include Rosenbauer International AG, Emergency One, Inc. (owned by Allied Specialty Vehicles), Kovatch Mobile Equipment Corp., and numerous smaller, regional manufacturers. Pierce's principal competition for broadcast vehicles is from Accelerated Media Technologies and Television Engineering Corporation. Principal methods of competition include brand awareness, ability to meet or exceed customer specifications, price, the extent to which a company offers single-source customer solutions, product innovation, product quality, dealer distribution, and service and support. The Company believes that its competitive strengths include: recognized, premium brand name; nationwide network of independent Pierce dealers; extensive, high-quality and innovative product offerings, which include single-source customer solutions for aerials, pumpers and rescue units; large-scale and high-efficiency custom manufacturing capabilities; and proprietary technologies such as the PUC vehicle configuration, TAK-4 independent suspension, Hercules and Husky foam systems and Command Zone electronics.

Oshkosh manufactures ARFF vehicles for sale in the U.S. and abroad. Oshkosh's principal competitor for ARFF sales is Rosenbauer International AG. Oshkosh also manufactures snow removal vehicles, principally for U.S. airports. The Company's principal competitors for snow removal vehicle sales are M-B Companies, Inc. and Wausau-Everest LP (a subsidiary of Specialized Industries LP). Principal methods of competition for airport products are price, product performance, service, product quality and innovation. The Company believes its competitive strengths in these airport markets include its high-quality, innovative products and strong dealer support network.

Commercial segment. The Company produces front- and rear-discharge concrete mixers and batch plants for the Americas under the Oshkosh, McNeilus, CON-E-CO and London brands. Competition for concrete mixer and batch plant sales includes Continental Manufacturing Co. (a subsidiary of Navistar International Corporation), Terex Corporation, Con-Tech Manufacturing, Inc. and Beck Industrial. Principal methods of competition are price, service, product features, product quality and product availability. The Company believes its competitive strengths include: strong brand recognition; large-scale and high-efficiency manufacturing; extensive product offerings; high product quality; ability to offer factory-installed compressed natural gas fueling systems; a significant installed base of concrete mixers in use in the marketplace; and its nationwide, Company-owned network of sales and service centers.

McNeilus also produces refuse collection vehicles for North America and international markets. Competitors include The Heil Company (a subsidiary of Dover Corporation), Labrie Enviroquip Group and New Way (a subsidiary of Scranton Manufacturing Company, Inc.). The principal methods of competition are product quality, product performance, service and price. Increasingly, the Company is competing for municipal business and large commercial business in the Americas, which is generally based on lowest qualified bid. The Company believes its competitive strengths in the Americas refuse collection vehicle markets include: strong brand recognition; comprehensive product offerings; a reputation for high-quality products; large-scale and high-efficiency manufacturing; and an extensive network of Company-owned sales and service centers located throughout the U.S.

IMT is a manufacturer of field service vehicles and truck-mounted cranes for the construction, equipment dealer, building supply, utility, tire service, railroad and mining industries. IMT's principal field service competition is from Auto Crane Company (owned by Gridiron Capital), Stellar Industries, Inc., Maintainer Corporation of Iowa, Inc. and other regional companies. Competition in truck-mounted cranes comes primarily from European companies including Palfinger AG, Cargotec Corporation and Fassi Group SpA. Principal methods of competition are product quality, price and service. The Company believes its competitive strengths include its high-quality products, global distribution network and low-cost manufacturing capabilities.

Customers and Backlog

Sales to the U.S. government comprised approximately 36% of the Company's net sales in fiscal 2013. No other single customer accounted for more than 10% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

The Company's backlog as of September 30, 2013 decreased 29.9% to $2.84 billion compared to $4.05 billion at September 30, 2012 primarily due to a significant decline in defense segment backlog as a result of the slowdown in DoD spending. Access equipment segment backlog increased 1.9% to $367.9 million at September 30, 2013 compared to $361.1 million at September 30, 2012. The Company believes that the increase in access equipment segment backlog is due in part to customers placing orders for delivery in the first quarter of fiscal 2014 in advance of an engine emissions standards change effective January 1, 2014, offset by a $72.8 million decrease in military telehandler orders as work was completed on that contract in fiscal 2013. Defense segment backlog decreased 39.8% to $1.84 billion at September 30, 2013 compared to $3.05 billion at September 30, 2012 due largely to the fulfillment of FMTV orders and a lower DoD budget for tactical wheeled vehicles. Fire & emergency segment backlog increased 3.1% to $492.2 million at September 30, 2013 compared to $477.6 million at September 30, 2012 due to improvement in the domestic fire apparatus market. Commercial segment backlog decreased 9.7% to $140.7 million at September 30, 2013 compared to $155.8 million at September 30, 2012. Unit backlog for concrete mixers was down 26.7% compared to September 30, 2012. The Company believes this decline is the result of timing of large orders. Unit backlog for refuse collection vehicles was down 7.8% at September 30, 2013 compared to September 30, 2012.

Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of the FHTV and FMTV contracts. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the DoD versus its sales to other customers. Approximately 8% of the Company's September 30, 2013 backlog is not expected to be filled in fiscal 2014.

Government Contracts

Approximately 36% of the Company's net sales for fiscal 2013 were made to the U.S. government, a substantial majority of which were under multi-year contracts and programs in the defense vehicle market. Accordingly, a significant portion of the Company's sales are subject to risks specific to doing business with the U.S. government, including uncertainty of economic conditions, changes in government policies and requirements that may reflect rapidly changing military and political developments, the availability of funds and the ability to meet specified performance thresholds. Multi-year contracts may be conditioned upon continued availability of congressional appropriations and are being impacted by the uncertainty regarding the federal budget pressures and decreasing level of U.S. military involvement in Afghanistan. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts. In addition, continued weak economic conditions have put significant pressure on the U.S. federal budget. The Budget Control Act of 2011 contains an automatic sequestration feature that requires an additional $600 billion of cuts to defense spending over the next ten years. Sequestration took effect on March 1, 2013 following the failure by Congress to enact the necessary legislation to reduce the U.S. federal deficit as mandated by the Budget Control Act of 2011. Budgetary concerns could result in future defense vehicle contracts being awarded more on price than the past competitive factors described above.

The Company's sales into defense vehicle markets are substantially dependent upon periodic awards of new contracts and the purchase of base vehicle quantities and the exercise of options under existing contracts. The Company's existing contracts with the DoD may be terminated at any time for the convenience of the U.S. government. Upon such termination, the Company would generally be entitled to reimbursement of its incurred costs and to payment of a reasonable profit for work actually performed.

Defense contract awards that the Company receives may be subject to protests by competing bidders, which protests, if successful, could result in the DoD revoking part or all of any defense contract it awards to the Company and an inability of the Company to recover amounts the Company has expended during the protest period in anticipation of initiating work under any such contract.

Under firm, fixed-price contracts with the U.S. government, the price paid to the Company is generally not subject to adjustment to reflect the Company's actual costs, except costs incurred as a result of contract changes ordered by the U.S. government. The Company generally attempts to negotiate with the U.S. government the amount of increased compensation to which the Company is entitled for government-ordered changes that result in higher costs. If the Company is unable to negotiate a satisfactory agreement to provide such increased compensation, then the Company may file an appeal with the Armed Services Board of Contract Appeals or the U.S. Claims Court. The Company has no such appeals pending. The Company seeks to mitigate risks with respect to fixed-price contracts by executing firm, fixed-price contracts with a substantial majority of its suppliers for the duration of the Company's contracts.

The Company, as a U.S. government contractor, is subject to financial audits and other reviews by the U.S. government relating to the performance of, and the accounting and general practices relating to, U.S. government contracts. Like most large government contractors, the Company is audited and reviewed by the government on a continual basis. Costs and prices under such contracts may be subject to adjustment based upon the results of such audits and reviews. Additionally, such audits and reviews can lead to civil, criminal or administrative proceedings. Such proceedings could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company or one or more of its subsidiaries can also be suspended or debarred from government contracts, or lose its export privileges based on the results of such proceedings. The Company believes that the outcome of all such audits and reviews that are now pending will not have a material adverse effect on its financial condition, results of operations or cash flows.

Suppliers

The Company is dependent on its suppliers and subcontractors to meet commitments to its customers, and many components are procured or subcontracted on a sole-source basis with a number of domestic and foreign companies. Components for the Company's products are generally available from a number of suppliers, although the transition to a new supplier may require several months to conclude. The Company purchases chassis components, such as vehicle frames, engines, transmissions, radiators, axles, tires, drive motors, bearings and hydraulic components and vehicle body options, such as cranes, cargo bodies and trailers, from third-party suppliers. These body options may be manufactured specific to the Company's requirements; however, most of the body options could be manufactured by other suppliers or the Company itself. Through reliance on this supply network for the purchase of certain components, the Company is able to reduce many of the preproduction and fixed costs associated with the manufacture of these components and vehicle body options. The Company purchases a large amount of fabrications and outsources certain manufacturing services, each generally from small companies located near its facilities. While providing low-cost services and product surge capability, such companies often require additional management attention during difficult economic conditions or contract start-up. The Company also purchases complete vehicle chassis from truck chassis suppliers in its commercial segment and, to a lesser extent, in its fire & emergency and access equipment segments. Increasingly, the Company is sourcing components globally, which may involve additional inventory requirements and introduces additional foreign currency exposures. The Company maintains an extensive qualification, on-site inspection, assistance and performance measurement system to attempt to control risks associated with reliance on suppliers. The Company occasionally experiences problems with supplier and subcontractor performance and component, chassis and body availability and must identify alternate sources of supply and/or address related warranty claims from customers.

While the Company purchases many costly components such as chassis, engines and transmissions, it manufactures certain proprietary components and systems. These components include front drive steer axles, transfer cases, transaxles, cabs, the TAK-4 independent suspension system, Hercules and Husky compressed air foam systems, the Command Zone vehicle control system, body structures and many smaller parts that add uniqueness and value to the Company's products. The Company believes controlling the production of these components provides a significant competitive advantage and also serves to reduce the production costs of the Company's products.

Intellectual Property

Patents and licenses are important in the operation of the Company's business. One of management's objectives is developing proprietary components to provide the Company's customers with advanced technological solutions at attractive prices. The Company holds in excess of 550 active domestic and foreign patents. The Company believes patents for the TAK-4 independent suspension system, which expire between 2016 and 2029, provide the Company with a competitive advantage in the defense and fire & emergency segments. In the defense segment, the TAK-4 independent suspension system has been incorporated into the U.S. Marine Corps' MTVR and LVSR programs, the U.S. Army's PLS A1 program and the MRAP - Joint Program Office M-ATV program. The Company believes the TAK-4 independent suspension system provided a performance and cost advantage that led to the Company winning and successfully executing these programs. In the fire & emergency segment, TAK-4 independent suspension systems are standard on all Pierce custom fire trucks, as well as Striker and Global Striker ARFF vehicles, which the Company believes brings a similar competitive advantage to these markets.

In 2012, the Company introduced the newest TAK-4 independent suspension system configuration, TAK-4i, where the "i" stands for "intelligent." The TAK-4i, which has been developed for rigorous military applications, provides 20 inches of wheel travel, a 25% improvement compared to the original TAK-4, and incorporates an adjustable ride height feature. The TAK-4i was a key factor in the Company's L-ATV entrant in the JLTV EMD competition, allowing the L-ATV to exceed all of the ride quality requirements of the JLTV EMD specification.

The Company believes that patents for certain components of its ProPulse hybrid electric drive system, Command Zone electronics system and TerraMax autonomous vehicle systems offer potential competitive advantages to product lines across all its segments. To a lesser extent, other proprietary components provide the Company a competitive advantage in each of the Company's segments.

As part of the Company's long-term alliance with Caterpillar Inc., the Company acquired a non-exclusive, non-transferable worldwide license to use certain Caterpillar intellectual property through 2025 in connection with the design and manufacture of Caterpillar's current telehandler products. Additionally, Caterpillar assigned to JLG certain patents and patent applications relating to the Caterpillar-branded telehandler products.

The Company holds trademarks for "Oshkosh," "TAK-4," "ProPulse," "JLG," "SkyTrak," "Lull," "Pierce," "McNeilus," "Jerr-Dan," "CON-E-CO," "London" and "IMT" among others. These trademarks are considered to be important to the future success of the Company's business.

Employees

As of September 30, 2013, the Company had approximately 11,900 employees. The United Auto Workers union ("UAW") represented approximately 1,900 production employees at the Company's Oshkosh, Wisconsin facilities; the Boilermakers, Iron Shipbuilders, Blacksmiths, and Forgers Union ("Boilermakers") represented approximately 240 employees at the Company's Kewaunee, Wisconsin facility; and the International Brotherhood of Teamsters Union ("Teamsters") represented approximately 125 employees at the Company's Garner, Iowa facility. The Company extended its agreement with the UAW in September 2013, and the agreement now expires in September 2021. The Company's agreement with the Boilermakers extends through May 2017. The Company's three-year agreement with the Teamsters extends through October 2014. In addition, the majority of the Company's approximately 1,400 employees located outside of the U.S. are represented by separate works councils or unions. The Company believes its relationship with employees is satisfactory.

Seasonal Nature of Business

In the Company's access equipment and commercial segments, business tends to be seasonal with an increase in sales occurring in the spring and summer months that constitute the traditional construction season in the northern hemisphere. In addition, sales are generally lower in the first fiscal quarter in all segments due to the relatively high number of holidays which reduce available shipping days.

Industry Segments

Financial information concerning the Company's industry segments is included in Note 24 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Foreign and Domestic Operations and Export Sales

The Company manufactures products in the U.S., Belgium, Canada, France, Australia, Romania and China and through an investment in a joint venture in Mexico for sale throughout the world. Sales to customers outside of the U.S. were 21%, 22% and 17% of the Company's consolidated sales for fiscal 2013, 2012 and 2011, respectively.

Financial information concerning the Company's foreign and domestic operations and export sales is included in Note 24 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Available Information

The Company maintains a website with the address www.oshkoshcorporation.com. The Company is not including the information contained on the Company's website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. The Company makes available free of charge (other than an investor's own Internet access charges) through its website its Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after the Company electronically files such materials with, or furnishes such materials to, the Securities and Exchange Commission ("SEC").

ITEM 1A. RISK FACTORS

The Company's financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within the Company's control, which may cause actual performance to differ materially from historical or projected future performance. Investors should consider carefully information in this Form 10-K in light of the risk factors described below.

Certain of our markets are highly cyclical. Declines in these markets could have a material adverse effect on our operating performance.

The high levels of sales in our defense segment from 2002 to 2012 were due in significant part to demand for defense trucks, replacement parts and services (including armoring) and truck remanufacturing arising from the conflicts in Iraq and Afghanistan. Events such as these are unplanned, as is the demand for our products that arises out of such events. Virtually all U.S. troops were withdrawn from Iraq during 2011, and plans are in place for the withdrawal of most U.S. combat troops from Afghanistan by December 2014. These troop movements have resulted in significant reductions in the level of defense funding allocated to support U.S. military involvement in those conflicts and further reductions are likely. In addition, current economic and political conditions have put significant pressure on the U.S. federal budget, including the defense budget. Current and projected DoD budgets have significantly lower funding for our vehicles than we experienced during the Iraq and Afghanistan conflicts, including no planned funding for the FMTV program starting in fiscal 2015. The DoD could also seek to reallocate certain funds originally planned for the purchase of vehicles manufactured by us under the current defense budget request. In addition, the Budget Control Act of 2011 contains an automatic sequestration feature that requires an additional $600 billion of cuts to defense spending from 2013 to 2023. Sequestration took effect on March 1, 2013 following the failure by Congress to enact the necessary legislation to reduce the U.S. federal deficit as mandated by the Budget Control Act of 2011. The magnitude of the adverse impact that federal budget pressures and expected further reductions in defense funding as a result of the drawdown of U.S. troops from Iraq and Afghanistan will have on funding for Oshkosh defense programs is uncertain, but directionally, we expect such funding to decline significantly. Furthermore, our defense business may fluctuate significantly from time to time as a result of the start and completion of existing and new contract awards that we may receive.

The access equipment market is highly cyclical and impacted by the strength of economies in general, by residential and non-residential construction spending, by the ability of rental companies to obtain third-party financing to purchase revenue generating assets, by capital expenditures of rental companies in general and by other factors. The ready-mix concrete market that we serve is highly cyclical and impacted by the strength of the economy generally, by the number of housing starts and by other factors that may have an effect on the level of concrete placement activity, either regionally or nationally. Refuse collection vehicle markets are also cyclical and impacted by the strength of economies in general, by municipal tax receipts and by the size and timing of capital expenditures by large waste haulers. Fire & emergency markets are cyclical later in an economic downturn and are impacted by the economy generally and by municipal tax receipts and capital expenditures.

The global economy continues to experience weakness, which has negatively impacted sales volumes for our access equipment, commercial and fire & emergency products as compared to historical levels. While demand in our access equipment markets has rebounded from historical lows that we experienced during the Great Recession, such demand is dependent on the global economies and may not be sustainable. Continued weakness in U.S. and European housing starts and non-residential construction spending compared to historical levels is contributing to the cyclically lower sales volumes. In addition, weakness in U.S. housing starts has also resulted in lower municipal tax revenues, which continues to negatively impact demand for refuse collection vehicles and fire apparatus and has delayed the recovery in these markets. A lack of significant improvement in residential and non-residential construction spending or continued low levels of construction activity generally may result in our inability to achieve our MOVE performance targets or cause future weakness in demand for our products. Furthermore, growth in certain other global markets has slowed or could slow, which could negatively impact our sales in those markets. Specifically, access equipment sales in Australia declined in fiscal 2013 due primarily to a slowdown in mining activity. All of these factors, whether taken together or individually, could result in lower demand for our products. We cannot provide any assurance that the global economic weakness will not continue or become more severe. In addition, we cannot provide any assurance that any economic recovery will not progress more slowly than what we or the market expect. If the global economic weakness continues or becomes more severe, or if any economic recovery progresses more slowly than what we or the market expect, then there could be a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

Concrete mixer and access equipment sales also are seasonal with the majority of such sales occurring in the spring and summer months, which constitute the traditional construction season in the Northern hemisphere.

Our dependency on contracts with U.S. and foreign government agencies subjects us to a variety of risks that could materially reduce our revenues or profits.

We are dependent on U.S. and foreign government contracts for a substantial portion of our business. Approximately 87% of our defense segment sales in fiscal 2013 were to the DoD. That business is subject to the following risks, among others, that could have a material adverse effect on our operating performance:

- Our business is susceptible to changes in the U.S. defense budget, which may reduce revenues that we expect from our defense business, especially in light of federal budget pressures in part caused by U.S. economic weakness, the withdrawal of U.S. troops from Iraq and Afghanistan, sequestration and the level of defense funding that will be allocated to the DoD's tactical wheeled vehicle strategy generally.
- The U.S. government may not appropriate funding that we expect for our U.S. government contracts, which may prevent us from realizing revenues under current contracts or receiving additional orders that we anticipate we will receive.
- The funding of U.S. government programs is subject to an annual congressional budget authorization and appropriation process. In years when the U.S. government does not complete its budget process before the end of its fiscal year, government operations are typically funded pursuant to a "continuing resolution," which allows federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, delays can occur in the procurement of the products, services and solutions that we provide and may result in new initiatives being canceled. In years when the U.S. government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result, similar to that which occurred in October 2013 and may occur again early in calendar 2014 if the U.S. government fails to complete its budget process for fiscal 2014. This could in turn result in the delay or cancellation of key programs, which could have a negative effect on our cash flows and adversely affect our future results. In addition, payments to contractors for services performed during a federal government shutdown may be delayed, which would have a negative effect on our cash flows.
- Competitions for the award of defense truck contracts are intense, and we cannot provide any assurance that we will be successful in the defense truck procurement competitions in which we participate. In particular, we are competing for the U.S. JLTV contract, which is the only U.S. tactical wheeled vehicle contract of significant size that is available for bid by us for the foreseeable future. As such, the JLTV contract win is critically important for the long-term outlook of our defense segment, which is dedicated to tactical wheeled vehicle manufacturing and sales. We expect pricing for this competition to be intense.
- Certain of our government contracts for the U.S. Army and U.S. Marines could be suspended or terminated, and all such contracts expire in the future and may not be replaced, which could reduce revenues that we expect under the contracts and negatively affect margins in our defense segment.
- The Weapon Systems Acquisition Reform Act requires competition for U.S. defense programs in certain circumstances. Competition for DoD programs that we currently have could result in the U.S. government awarding future contracts to another manufacturer or the U.S. government awarding the contracts to us at lower prices and operating margins than we experience under the current contracts.
- Defense truck contract awards that we receive may be subject to protests by competing bidders, which protests, if successful, could result in the DoD revoking part or all of any defense truck contract it awards to us and our inability to recover amounts we have expended in anticipation of initiating production under any such contract.
- Most of our government contracts are fixed-price contracts with price escalation factors included for those contracts that extend beyond one year. Our actual costs on any of these contracts may exceed our projected costs, which could result in profits lower than historically realized or than we anticipate or net losses under these contracts.
- We must spend significant sums on product development and testing, bid and proposal activities and pre-contract engineering, tooling and design activities in competitions to have the opportunity to be awarded these contracts.
- Our defense products undergo rigorous testing by the customer and are subject to highly technical requirements. Our products are inspected extensively by the DoD prior to acceptance to determine adherence to contractual technical and quality requirements. Any failure to pass these tests or to comply with these requirements could result in unanticipated retrofit and rework costs, vehicle design changes, delayed acceptance of vehicles, late or no payments under such contracts or cancellation of the contract to provide vehicles to the U.S. government.

- As a U.S. government contractor, our U.S. government contracts and systems are subject to audit and review by the Defense Contract Audit Agency and the Defense Contract Management Agency. These agencies review our performance under our U.S. government contracts, our cost structure and our compliance with laws and regulations applicable to U.S. government contractors. Systems that are subject to review include, but are not limited to, our accounting systems, estimating systems, material management systems, earned value management systems, purchasing systems and government property systems. If an audit uncovers improper or illegal activities, errors or system inadequacies then we may be subject to civil and criminal penalties, contract adjustments and/or agreements to upgrade existing systems as well as administrative sanctions that may include the termination of our U.S. government contracts, forfeiture of profits, suspension of payments, fines and, under certain circumstances, suspension or debarment from future U.S. government contracts for a period of time. Whether or not illegal activities are alleged and regardless of materiality, the U.S. government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. These laws and regulations affect how we do business with our customers and, in many instances, impose added costs on our business.
- Our defense truck contracts are large in size and require significant personnel and production resources, and when such contracts end or significantly reduce their vehicle requirements, we must make adjustments to personnel and production resources. The start and completion of existing and new contract awards that we may receive can cause our defense business to fluctuate significantly. In 2013, we implemented significant reductions to our production and office workforce in our defense segment due to lower production levels mandated by the aforementioned significant reductions in U.S. government funding for our defense vehicles, and additional workforce reductions may be required. If we are unable to effectively reduce our cost structure commensurate with lower defense vehicle production requirements, our future earnings and cash flows would be adversely affected. In addition, if we are not able to utilize existing defense segment production equipment for alternative purposes, we could incur asset impairment charges as a result of the significant reduction and projected further reduction in U.S. defense funding.
- We have historically received payments in advance of product deliveries, or performance-based payments ("PBP"), on a number of our U.S. government contracts. In the event that we are not able to meet our obligations under these contracts, the U.S. government may discontinue, suspend or reduce the PBPs that it currently provides under these contracts. The U.S. government also has become less willing to offer PBPs and has generally reduced the amount of PBPs on new contract awards, as was the case on our most recent FHTV contract extension. If we stop receiving PBPs or receive PBPs at lower levels on future contract awards, it could have an adverse effect on our cash flows.
- In the event of component availability constraints, the U.S. government has the ability to unilaterally divert the supply of components used on multiple government programs to those programs rated most urgent (DX-rated programs). This could result in the U.S. government diverting the supply of component parts necessary for the production of vehicles under our U.S. defense contracts to other contractors.
- We periodically experience difficulties with sourcing sufficient vehicle carcasses from the U.S. military to maintain our defense truck remanufacturing schedule, which can create uncertainty and inefficiencies for this area of our business.

We may not be able to execute on our MOVE strategy and meet our long-term financial goals.

We have announced a roadmap, our MOVE strategy, to deliver long-term growth and earnings for our shareholders and to meet our long-term financial goals. The long-term financial goals that we expect to achieve as a result of our MOVE strategy are based on certain assumptions we have made, which assumptions may prove to be incorrect. We cannot provide any assurance we will be able to successfully execute our MOVE strategy, which is subject to a variety of risks, including the following:

- A lower or slower than expected recovery in housing starts and non-residential construction spending in the U.S.;
- A slower or less significant recovery in any of our global markets than we expect;
- Greater than expected declines in DoD tactical wheeled vehicle spending;
- Our inability to design new products that meet our customers' requirements and bring them to market in time to permit us to achieve the results that we are projecting under our MOVE strategy;
- Our inability to adjust our cost structure in response to lower defense spending;
- Greater than expected pressure on municipal budgets;

- Our inability to raise prices to offset cost increases or increase margins;
- The possibility that commodity cost escalations could erode profits;
- Low cost competitors aggressively entering one or more of our markets with significantly lower pricing;
- Primary competitors vying for share gains through aggressive price competition;
- Our inability to obtain and retain adequate resources to support production ramp-ups, including management personnel;
- The inability of our supply base to keep pace with the economic recovery;
- Our failure to realize product, process and overhead cost reduction targets;
- Not winning key large DoD contracts, such as the JLTV production contract and any additional international M-ATV contracts; and
- Slow adoption of our products in emerging markets and/or our inability to successfully execute our emerging market growth strategy.

An impairment in the carrying value of goodwill and other indefinite-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet as a result of acquisitions we have completed. At September 30, 2013, approximately 88% of these intangibles were concentrated in the access equipment segment. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of indefinite-lived intangible assets represents the fair value of trademarks and trade names as of the acquisition date. We do not amortize goodwill and indefinite-lived intangible assets that we expect to contribute indefinitely to our cash flows, but instead we evaluate these assets for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. In testing for impairment, if the carrying value of a reporting unit exceeds its current fair value as determined based on the discounted future cash flows of the reporting unit and market comparable sales and earnings multiples, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a further decline in economic conditions or a slow, weak economic recovery, as well as sustained declines in the price of our common stock, adverse changes in the regulatory environment, adverse changes in the market share of our products; adverse changes in interest rates, or other factors leading to reductions in the long-term sales or profitability that we expect. This was the case in the fourth quarter of fiscal 2013, when we recorded a $9.0 million non-cash pre-tax impairment charge related to a trade name in the access equipment segment. Determination of the fair value of a reporting unit includes developing estimates which are highly subjective and incorporate calculations that are sensitive to minor changes in underlying assumptions. Management's assumptions change as more information becomes available. Changes in these assumptions could result in an impairment charge in the future, which could have a significant adverse impact on our reported earnings.

Financing costs and restrictive covenants in our current debt facilities could limit our flexibility in managing our business and increase our vulnerability to general adverse economic and industry conditions.

Our credit agreement contains financial and restrictive covenants which, among other things, require us to satisfy quarter-end financial ratios, including a leverage ratio, a senior secured leverage ratio and an interest coverage ratio. Our ability to meet the financial ratios in such covenants may be affected by a number of risks or events, including the risks described in this Current Report on Form 10-K and events beyond our control. The indenture governing our senior notes also contains restrictive covenants. Any failure by us to comply with these restrictive covenants or the financial and restrictive covenants in our credit agreement could have a material adverse effect on our financial condition, results of operations and debt service capability.

Our access to debt financing at competitive risk-based interest rates is partly a function of our credit ratings. Our current long-term debt ratings are BB with "positive" outlook from Standard & Poor's Rating Services and Ba3 with "stable" outlook from Moody's Investors Service. A downgrade to our credit ratings could increase our interest rates, could limit our access to public debt markets, could limit the institutions willing to provide us credit facilities, and could make any future credit facilities or credit facility amendments more costly and/or difficult to obtain.

We had $955 million of debt outstanding as of September 30, 2013, which consisted primarily of a $455 million term loan under our credit agreement maturing in October 2015 and $500 million of senior notes, $250 million of which mature in March 2017 and $250 million of which mature in March 2020. Our ability to make required payments of principal and interest on our debt will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, political and other factors, some of which are beyond our control. As we discuss above, our dependency on contracts with U.S. and foreign government agencies subjects us to a variety of risks that, if realized, could materially reduce our revenues, profits and cash flows. In addition, among other risks that we face that could affect our revenues, profits and cash flows, current continued economic uncertainty and declining U.S. defense budgets could become more severe or prolonged. Accordingly, conditions could arise that could limit our ability to generate sufficient cash flows or access borrowings to enable us to fund our liquidity needs, further limit our financial flexibility or impair our ability to obtain alternative financing sufficient to repay our debt at maturity.

The covenants in our credit agreement and the indenture governing our senior notes, our credit rating, our current debt levels and the current credit market conditions could have important consequences for our operations, including:

- Render us more vulnerable to general adverse economic and industry conditions in our highly cyclical markets or economies generally;
- Require us to dedicate a portion of our cash flow from operations to interest costs or required payments on debt, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development, share repurchases, dividends and other general corporate activities;
- Limit our ability to obtain additional financing in the future to fund growth working capital, capital expenditures, new product development expenses and other general corporate requirements;
- Limit our ability to enter into additional foreign currency and interest rate derivative contracts;
- Make us vulnerable to increases in interest rates as a portion of our debt under our credit agreement is at variable rates;
- Limit our flexibility in planning for, or reacting to, changes in our business and the markets we serve;
- Place us at a competitive disadvantage compared to less leveraged competitors; and
- Limit our ability to pursue strategic acquisitions that may become available in our markets or otherwise capitalize on business opportunities if we had additional borrowing capacity.

Raw material price fluctuations may adversely affect our results.

We purchase, directly and indirectly through component purchases, significant amounts of steel, aluminum, petroleum based products and other raw materials annually. Steel, aluminum, fuel and other commodity prices have historically been highly volatile. There are indications that costs for these items may increase in the future due to one or more of the following: a sustained economic recovery, political unrest in certain countries or a weakening U.S. dollar. Increases in commodity costs negatively impact the profitability of orders in backlog as prices on those orders are usually fixed. If we are not able to recover commodity cost increases through price increases to our customers on new orders, then such increases will have an adverse effect on our results of operations. Additionally, if we are unable to negotiate timely component cost decreases commensurate with any decrease in commodity costs, then our higher component prices could put us at a material disadvantage as compared to our competition.

Furthermore, in the defense segment, we largely do business under multi-year firm, fixed-price contracts with the DoD, which typically contain annual price increases. We attempt to limit the risk related to raw material price fluctuations in the defense segment by obtaining firm pricing from suppliers at the time a contract is awarded. However, if these suppliers do not honor their contracts, then we could face margin pressure in our defense business.

We expect to incur costs and charges as a result of measures such as facilities and operations consolidations and workforce reductions that we expect will reduce on-going costs, and those measures also may be disruptive to our business and may not result in anticipated cost savings.

We have been consolidating facilities and operations in an effort to make our business more efficient and expect to continue to review our overall manufacturing footprint. We have incurred, and expect to incur in the future, additional costs and restructuring charges in connection with such consolidations, workforce reductions and other cost reduction measures that have adversely affected, and to the extent incurred in the future would adversely affect, our future earnings and cash flows. Furthermore, such actions may be disruptive to our business. This may result in production inefficiencies, product quality issues, late product deliveries or lost orders as we begin production at consolidated facilities, which would adversely impact our sales levels, operating results and operating margins. In addition, we may not realize the cost savings that we expect to realize as a result of such actions.

In 2013, we implemented significant reductions to our production and office workforce in our defense segment due to lower production levels mandated by the aforementioned significant reductions in U.S. government funding for our defense vehicles. We may incur additional costs and restructuring charges in connection with such workforce reductions that could adversely affect our future earnings and cash flows. Furthermore, such actions may be disruptive to our business.

We may experience losses in excess of our recorded reserves for doubtful accounts, finance receivables, notes receivable and guarantees of indebtedness of others.

As of September 30, 2013, we had consolidated gross receivables of $834.5 million. In addition, we were a party to agreements whereby we estimate our maximum exposure to be $91.8 million under guarantees of customer indebtedness to third parties aggregating approximately $365.0 million. We evaluate the collectability of open accounts, finance receivables, notes receivable and our guarantees of indebtedness of others based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we believe it is probable that a specific customer will have difficulty meeting its financial obligations, a specific reserve is recorded to reduce the net recognized receivable to the amount we expect to collect, and/or we recognize a liability for a guarantee we expect to pay, taking into account any amounts that we would anticipate realizing if we are forced to repossess the equipment that supports the customer's financial obligations to us. We also establish additional reserves based upon our perception of the quality of the current receivables, the current financial position of our customers and past collections experience. Prolonged or more severe economic weakness may result in additional requirements for specific reserves. During periods of economic weakness, the collateral underlying our guarantees of indebtedness of customers or receivables can decline sharply, thereby increasing our exposure to losses. We also face a concentration of credit risk as the access equipment segment's ten largest debtors at September 30, 2013 represented approximately 28% of our consolidated gross receivables. Some of these customers are highly leveraged. We may incur losses in excess of our recorded reserves if the financial condition of our customers were to deteriorate or the full amount of any anticipated proceeds from the sale of the collateral supporting our customers' financial obligations is not realized. Our cash flows and overall liquidity may be materially adversely affected if any of the financial institutions that finance our customer receivables become unable or unwilling, due to unfavorable economic conditions, a weakening of our or their financial position or otherwise, to continue providing such credit.

A disruption or termination of the supply of parts, materials, components and final assemblies from third-party suppliers could delay sales of our vehicles and vehicle bodies.

We have experienced, and may in the future experience, significant disruption or termination of the supply of some of our parts, materials, components and final assemblies that we obtain from sole source suppliers or subcontractors. We may also incur a significant increase in the cost of these parts, materials, components or final assemblies. These risks are increased in a weak economic environment and when demand increases coming out of an economic downturn. Such disruptions, terminations or cost increases have resulted and could further result in manufacturing inefficiencies due to us having to wait for parts to arrive on the production line, could delay sales and could result in a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

Our objective is to expand international operations and sales, the conduct of which subjects us to risks that may have a material adverse effect on our business.

Expanding international operations and sales is a part of our growth strategy. Our outlook depends in part upon increases in international orders and sales that may not materialize. International operations and sales are subject to various risks, including political, religious and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade barriers, the impact of foreign government regulations and the effects of income and withholding taxes, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenues and earnings. Among other things, there are additional logistical requirements associated with international sales, which increase the amount of time between the completion of vehicle production and our ability to recognize related revenue. In addition, expansion into foreign markets requires the establishment of distribution networks and may require modification of products to meet local requirements or preferences. Establishment of distribution networks or modification to the design of our products to meet local requirements and preferences may take longer or be more costly than we anticipate and could have a material adverse effect on our ability to achieve international sales growth. In addition, our entry into certain markets that we wish to enter may require us to establish a joint venture. Identifying an appropriate joint venture partner and creating a joint venture could be more time consuming, more costly and more difficult than we anticipate.

As a result of our international operations and sales, we are subject to the Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Our international activities create the risk of unauthorized payments or offers of payments in violation of the FCPA by one of our employees, consultants, sales agents or distributors, because these parties are not always subject to our control. Any violations of the FCPA could result in significant fines, criminal sanctions against us or our employees, and prohibitions on the conduct of our business, including our business with the U.S. government. We are also increasingly subject to export control regulations, including, without limitation, the United States Export Administration Regulations and the International Traffic in Arms Regulations. Unfavorable changes in the political, regulatory or business climate could have a material adverse effect on our net sales, financial condition, profitability and/or cash flows.

We are subject to fluctuations in exchange rates associated with our non-U.S. operations that could adversely affect our results of operations and may significantly affect the comparability of our results between financial periods.

Approximately 21% of our net sales in fiscal 2013 were attributable to products sold outside of the United States, including approximately 18% that involved export sales from the United States. The majority of export sales are denominated in U.S. dollars. Sales outside the United States are typically made in the local currencies of those countries. Fluctuations in foreign currency can have an adverse impact on our sales and profits as amounts that are measured in foreign currency are translated back to U.S. dollars. We have sales of inventory denominated in U.S. dollars to certain of our subsidiaries that have functional currencies other than the U.S. dollar. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations, in particular those with respect to the Euro, the Chinese Renminbi, the Canadian dollar, the Brazilian real and the Australian dollar, may have a material effect on our net sales, financial condition, profitability and/or cash flows and may significantly affect the comparability of our results between financial periods. Any appreciation in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the local currency of those countries where our products are sold will increase our costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars.

Disruptions or cost overruns in connection with the implementation of our global enterprise resource planning system could negatively affect our operations.

We are in the process of implementing a multi-year project to replace many of our existing operating and financial systems with a global enterprise resource planning system. The implementation of this system is a major undertaking, both financially and from a management and personnel perspective. Should the system not be implemented successfully and within budget, or if the system does not perform in a satisfactory manner, it could disrupt or otherwise adversely affect our operations and financial results, including our ability, among other things, to timely manufacture products for sale to our customers and to report accurate and timely financial results.

Changes in regulations could adversely affect our business.

Both our products and the operation of our manufacturing facilities are subject to statutory and regulatory requirements. These include environmental requirements applicable to manufacturing and vehicle emissions, government contracting regulations and domestic and international trade regulations. A significant change to these regulatory requirements could substantially increase manufacturing costs or impact the size or timing of demand for our products, all of which could make our business results more variable.

In particular, climate change is receiving increasing attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Congress has previously considered and may in the future implement restrictions on greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states, including states where we have manufacturing plants, are considering various greenhouse gas registration and reduction programs. Our manufacturing plants use energy, including electricity and natural gas, and certain of our plants emit amounts of greenhouse gas that may be affected by these legislative and regulatory efforts. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to or the use of natural gas, require us to purchase allowances to offset our own emissions or result in an overall increase in our costs of raw materials, any one of which could increase our costs, reduce our competitiveness in a global economy or otherwise negatively affect our business, operations or financial results.

In 2012, the SEC adopted disclosure requirements related to certain minerals sourced from the Democratic Republic of Congo or adjoining countries, as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rules impose diligence and disclosure obligations with respect to "conflict minerals," defined as tin, tantalum, tungsten and gold, which are necessary to the functionality of a product manufactured, or contracted to be manufactured, by an SEC reporting company. Certain of these minerals, particularly gold, are used extensively in components manufactured by our suppliers (or in components incorporated by our suppliers into components supplied to us) for use in our vehicles or other products. If any "conflict minerals" that are necessary to the functionality of a product manufactured by an SEC reporting company originated in the Democratic Republic of Congo or an adjoining country, the final rules require the issuer to prepare and file a report addressing its efforts to exercise due diligence on the source of such "conflict minerals" and their chain of custody. Our supply chain is complex. While we have no intention to use minerals sourced from the Democratic Republic of Congo or adjoining countries, we expect to incur significant costs to determine the source and custody of any "conflict minerals" necessary to the functionality of the products we manufacture. As mandated by DoD regulations, a significant number of our suppliers are small businesses, and those small businesses have limited or no resources to track their sources of minerals. As a result, we expect significant difficulty in verifying the origins for all "conflict minerals" used in our products and certifying that our products are "conflict free." We may face reputational challenges if we are unable to verify the origins for all "conflict minerals" used in our products, or if we are unable to certify that our products are "conflict free." Implementation of these rules may also affect the sourcing and availability of some minerals necessary to the manufacture of our products and may affect the availability and price of "conflict minerals" capable of certification as "conflict-free." Accordingly, we may incur significant costs as a consequence of these rules, which may adversely affect our business, financial condition or results of operations.

Disruptions within our dealer network could adversely affect our business.

Although we sell the majority of our products directly to the end user, we market, sell and service products through a network of independent dealers in the fire & emergency segment and in a limited number of markets for the access equipment and commercial segments. As a result, our business with respect to these products is influenced by our ability to establish and manage new and existing relationships with dealers. While we have relatively low turnover of dealers, from time to time, we or a dealer may choose to terminate the relationship as a result of difficulties that our independent dealers experience in operating their businesses due to economic conditions or other factors, or as a result of an alleged failure by us or an independent dealer to comply with the terms of our dealer agreement. We do not believe our business is dependent on any single dealer, the loss of which would have a sustained material adverse effect upon our business. However, disruption of dealer coverage within a specific state or other geographic market could cause difficulties in marketing, selling or servicing our products and have an adverse effect on our business, operating results or financial condition.

In addition, our ability to terminate our relationship with a dealer is limited due to state dealer laws, which generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with required notices. Under many state laws, dealers may protest termination notices or petition for relief from termination actions. Responding to these protests and petitions may cause us to incur costs and, in some instances, could lead to litigation resulting in lost opportunities with other dealers or lost sales opportunities, which may have an adverse effect on our business, operating results or financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments regarding its periodic or current reports from the staff of the SEC that were issued 180 days or more preceding September 30, 2013.

ITEM 2. PROPERTIES

The Company believes its equipment and buildings are well maintained and adequate for its present and anticipated needs. As of November 13, 2013, the Company operated in 37 manufacturing facilities consisting of approximately six million square feet of manufacturing space. The locations of the Company's manufacturing facilities are provided in the table below:

Segment	Location (# of facilities)	Segment	Location (# of facilities)
Access Equipment	McConnellsburg, Pennsylvania (3)	**Fire & Emergency**	Appleton, Wisconsin (3)
	Orrville, Ohio (1)		Bradenton, Florida (1)
	Shippensburg, Pennsylvania (1)		Kewaunee, Wisconsin (1)
	Bedford, Pennsylvania (2)		Clearwater, Florida (1) [a]
	Greencastle, Pennsylvania (1)		
	Riverside, California (1) [a]	**Commercial**	Dodge Center, Minnesota (1)
	Medias, Romania (1) [a]		Garner, Iowa (1)
	Tianjin, China (1)		Blair, Nebraska (1)
	Maasmechelen, Belgium (1) [a]		Riceville, Iowa (1)
	Tonneins, France (1) [a]		Audubon, Iowa (1)
	Port Macquarie, Australia (1)		London, Canada (1) [a]
Defense	Oshkosh, Wisconsin (9)		
	Appleton, Wisconsin (2) [a]		

[a] These facilities are leased.

The Company's manufacturing facilities generally operate five days per week on one or two shifts, except for seasonal shutdowns for one- to three-week periods. The Company believes its manufacturing capacity could be significantly increased with limited capital spending by operating an additional shift at each facility.

The Company also performs contract maintenance services out of multiple warehousing and service facilities owned and/or operated by the U.S. government and third parties, including locations in the U.S., Japan, Afghanistan and multiple other countries in Europe and the Middle East.

In addition to sales and service activities at the Company's manufacturing facilities, the Company maintains 19 sales and service centers in the U.S. The Company uses these facilities primarily for sales and service of concrete mixers and refuse collection vehicles. The access equipment segment also leases a number of small distribution, engineering, administration or service facilities throughout the world.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to environmental matters and legal proceedings and claims, including patent, antitrust, shareholder, product liability, warranty and state dealership regulation compliance proceedings that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, the Company believes that the ultimate resolution of all such matters and claims will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Environmental matters. As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals, and solvents at third-party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up these sites. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

The Company had reserves of $1.9 million for environmental matters at September 30, 2013 for losses that were probable and estimable. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Personal injury actions and other. At September 30, 2013, the Company had net product and general liability reserves of $45.6 million. Although the final results of all such matters and claims cannot be predicted with certainty, the Company believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to all such matters and claims, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Actual results could vary, among other things, due to the uncertainties involved in litigation.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of November 13, 2013 concerning the Company's executive officers. All of the Company's executive officers serve terms of one year and until their successors are elected and qualified.

Name	Age	Title
Charles L. Szews	56	Chief Executive Officer
Wilson R. Jones	52	President and Chief Operating Officer
Bryan J. Blankfield	52	Executive Vice President, General Counsel and Secretary
Gregory L. Fredericksen	52	Executive Vice President and Chief Procurement Officer
James W. Johnson	48	Executive Vice President and President, Fire & Emergency Segment
Joseph H. Kimmitt	63	Executive Vice President, Government Operations and Industry Relations
Frank R. Nerenhausen	49	Executive Vice President and President, Access Equipment Segment
Michael K. Rohrkaste	55	Executive Vice President, Chief Administration and Human Resources Officer
David M. Sagehorn	50	Executive Vice President and Chief Financial Officer
Gary W. Schmiedel	52	Executive Vice President, Technology
John M. Urias	60	Executive Vice President and President, Defense Segment
Marek W. May	44	Senior Vice President, Operations
Colleen R. Moynihan	53	Senior Vice President, Quality & Continuous Improvement
Bradley M. Nelson	44	Senior Vice President and President, Commercial Segment
Mark M. Radue	49	Senior Vice President, Business Development

Charles L. Szews. Mr. Szews joined the Company in 1996 as Vice President and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer from 1997 until 2007, at which time he was appointed President and Chief Operating Officer. Effective January 1, 2011, Mr. Szews assumed the position of President and Chief Executive Officer. Effective with the promotion of Wilson Jones to President and Chief Operating Officer in August 2012, Mr. Szews no longer holds the title of President, but remains Chief Executive Officer. Mr. Szews was elected a director of the Company in 2007.

Wilson R. Jones. Mr. Jones joined the Company in 2005 as Vice President and General Manager of the Airport Products business and was appointed to his present position of President and Chief Operating Officer in August 2012. He previously served as President, Pierce from 2007 to 2008, Executive Vice President and President, Fire & Emergency Segment from 2008 to 2010 and Executive Vice President and President, Access Equipment Segment from 2010 to 2012.

Bryan J. Blankfield. Mr. Blankfield joined the Company in 2002 as Vice President, General Counsel and Secretary and was appointed to his present position of Executive Vice President, General Counsel and Secretary in 2003.

Gregory L. Fredericksen. Mr. Fredericksen joined the Company in 2008 as Senior Vice President, Chief Procurement Officer and was appointed to his present position of Executive Vice President, Chief Procurement Officer in 2010. He previously served as Executive Director, Global Purchasing and Supply Chain - Current/Future Business, Business Process, Structures & Closures at General Motors Corporation from 2006 to 2008.

James W. Johnson. Mr. Johnson joined the Company in 2007 as Director of Dealer Development for Pierce. He was appointed to Senior Vice President of Sales and Marketing for Pierce in 2009 and was appointed to his current position of Executive Vice President and President, Fire & Emergency Segment in 2010.

Joseph H. Kimmitt. Mr. Kimmitt joined the Company in 2001 as Vice President, Government Operations and was appointed to his current position of Executive Vice President, Government Operations and Industry Relations in 2006. He previously served as a Professional Staff Member of the U.S. House and Senate Appropriations Committees from 1984 to 2001.

Frank R. Nerenhausen. Mr. Nerenhausen joined the Company in 1986 and has served in various assignments, including Vice President Concrete Placement from 2005 to 2008, Vice President of Concrete & Refuse Sales & Marketing from 2008 to 2010 for McNeilus and Executive Vice President and President, Commercial Segment from 2010 to 2012. He was appointed to his current position in 2012.

Michael K. Rohrkaste. Mr. Rohrkaste joined the Company in 2003 as Vice President, Human Resources. He was appointed Executive Vice President, Chief Administration Officer in 2009 and was appointed to his current position of Executive Vice President, Chief Administration and Human Resources Officer in 2010.

David M. Sagehorn. Mr. Sagehorn joined the Company in 2000 as Senior Manager - Mergers & Acquisitions and has served in various assignments, including Director - Business Development, Vice President - Defense Finance, Vice President - McNeilus Finance and Vice President - Business Development. In 2005, he was appointed Vice President and Treasurer, and was appointed to his current position of Executive Vice President and Chief Financial Officer in 2007.

Gary W. Schmiedel. Mr. Schmiedel joined the Company in 1983 and has served in various engineering assignments, including Vice President - Advanced Product Engineering from 2005 to 2009, Vice President - Defense Engineering and Technology from 2009 to 2010 and Senior Vice President - Defense Engineering and Technology from 2010 to 2011. He was appointed Executive Vice President, Technology in 2011.

John M. Urias. Mr. Urias joined the Company in 2011 as Executive Vice President and President, Defense Segment. He previously served as Vice President of Programs in 2011; Vice President, Programs and UAE Surface Launched AMRAAM Capture Lead, National and Theater Strategic Programs from 2010 to 2011, and Vice President, Force Application Programs for Integrated Defense Systems from 2009 to 2010, in each case, at Raytheon Company. Mr. Urias retired from the U.S. Army with the rank of Major General in 2006.

Marek W. May. Mr. May joined the Company in 2009 as Director of Operations - Defense and served as Senior Director of Operations - Defense from June 2010 to September 2010 and Vice President of Manufacturing Operations - Defense from September 2010 to July 2013. He was appointed to his current position of Senior Vice President, Operations in July 2013. He previously served as Business Leader (Plant Manager) for Ingersoll Rand from 2007 to 2009.

Colleen R. Moynihan. Ms. Moynihan joined the Company in 2011 as Senior Vice President, Quality & Continuous Improvement. She previously served as Director of Global Quality & Manufacturing Engineering at Caterpillar Inc. from 2007 to 2011.

Bradley M. Nelson. Mr. Nelson joined the Company in 2011 as Global Vice President of Marketing for JLG Industries and was appointed to his current position of Senior Vice President and President, Commercial Segment in March 2013. He previously served as Vice President of Global Marketing and Communications from 2007 to 2011 at Eaton Corporation.

Mark M. Radue. Mr. Radue joined the Company in 2005 as Senior Director of Financial Analysis and Controls. He was promoted to Vice President of Business Development in 2005 and was appointed to his current position of Senior Vice President, Business Development in 2011.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information relating to dividends included in Note 26 of the Notes to Consolidated Financial Statements contained herein under Item 8 and the information relating to dividends per share contained herein under Item 6 are hereby incorporated by reference in answer to this item.

Common Stock Repurchases

The following table sets forth information with respect to purchases of Common Stock made by the Company or on the Company's behalf during the fourth quarter of fiscal 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
July 1 - July 31	—	$ —	—	5,605,258
August 1 - August 31	464,068	46.30	464,068	5,141,190
September 1 - September 30	248,037	45.74	248,037	4,893,153
Total	712,105	46.11	712,105	4,893,153

(1) In July 1995, the Company authorized the repurchase of up to 6,000,000 shares of the Company's Common Stock. In July 2012, the Company's Board of Directors increased the repurchase authorization by 4,000,000 shares of Common Stock. On November 15, 2012, the Company's Board of Directors further increased the repurchase authorization from the then remaining 6,683,825 shares of Common Stock to 11,000,000 shares of Common Stock. As of September 30, 2013, the Company had repurchased 6,106,847 shares of Common Stock under this authorization. The Company can use this authorization at any time as there is no expiration date associated with the authorization. From time to time, the Company may enter into a Rule 10b5-1 trading plan for the purpose of repurchasing shares under this authorization.

The Company's credit agreement limits the amount of dividends and other distributions, including repurchases of stock, the Company may pay after April 1, 2012 up to $485.0 million; plus (i) 50% of the consolidated net income of the Company and its subsidiaries, accrued on a cumulative basis during the period beginning on April 1, 2012 and ending on the last day of the fiscal quarter immediately preceding the date of the applicable proposed dividend or distribution; plus (ii) 100% of the aggregate net proceeds received by the Company subsequent to March 31, 2012 either as a contribution to its common equity capital or from the issuance and sale of its Common Stock. The Company's indenture also contains restrictive covenants that may limit the Company's ability to repurchase shares of its Common Stock or make dividends and other types of distributions to shareholders.

Dividends and Common Stock Price

The Company did not pay dividends on its Common Stock during the past three fiscal years. On October 30, 2013, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share of Common Stock payable on December 2, 2013 to shareholders of record as of November 18, 2013. The Company intends to declare and pay dividends on a regular basis. However, the payment of future dividends is at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings and cash flows, capital requirements, the Company's general financial condition, general business conditions or other factors. In addition, the Company's credit agreement limits the amount of dividends and other distributions, including repurchases of stock, the Company may pay to $485.0 million; plus (i) 50% of the consolidated net income of the Company and its subsidiaries, accrued on a cumulative basis during the period beginning on April 1, 2012 and ending on the last day of the fiscal quarter immediately preceding the date of the applicable proposed dividend or distribution; plus (ii) 100% of the aggregate net proceeds received by the Company subsequent to March 31, 2012 either as a contribution to its common equity capital or from the issuance and sale of its Common Stock. The indenture for the Company's senior notes also contains restrictive covenants that may limit the Company's ability to repurchase shares of its Common Stock or make dividends and other types of distributions to shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for further discussion about the Company's financial covenants under its credit agreement and indenture.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol OSK. As of November 8, 2013, there were 1,174 holders of record of Oshkosh Common Stock. The following table sets forth prices reflecting actual sales of the Common Stock as reported on the NYSE for the periods indicated.

	Fiscal 2013		Fiscal 2012	
Quarter Ended	High	Low	High	Low
September 30	$ 49.58	$ 37.70	$ 29.79	$ 19.02
June 30	42.66	33.88	24.04	18.49
March 31	42.62	30.80	26.34	21.74
December 31	31.65	26.74	22.92	14.07

Item 12 of this Annual Report on Form 10-K contains certain information relating to the Company's equity compensation plans.

The following information in this Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing. The SEC requires the Company to include a line graph presentation comparing cumulative five year Common Stock returns with a broad-based stock index and either a nationally recognized industry index or an index of peer companies selected by the Company. The Company has chosen to use the Standard & Poor's MidCap 400 market index as the broad-based index and the companies currently in the Standard Industry Classification Code 371 Index (motor vehicles and equipment) (the "SIC Code 371 Index") as a more specific comparison.

The comparisons assume that $100 was invested on September 30, 2008 in each of: the Company's Common Stock, the Standard & Poor's MidCap 400 market index and the SIC Code 371 Index. The total return assumes reinvestment of dividends and is adjusted for stock splits. The fiscal 2013 return listed in the charts below is based on closing prices per share on September 30, 2013. On that date, the closing price for the Company's Common Stock was $48.98.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Oshkosh Corporation, the S&P Midcap 400 Index, and SIC Code 371 Index
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
9/08
9/09
9/10
9/11
9/12
9/13
Oshkosh Corporation
S&P Midcap 400
SIC Code 371 Index

* $100 invested on September 30, 2008 in stock or index, including reinvestment of dividends.

Fiscal Year Ended September 30,	2008	2009	2010	2011	2012	2013
Oshkosh Corporation	$ 100.00	$ 241.52	$ 214.74	$ 122.91	$ 214.19	$ 382.46
S&P Midcap 400 market index	100.00	96.89	114.11	112.66	144.81	184.89
SIC Code 371 Index	100.00	101.05	145.25	126.28	149.02	245.94

ITEM 6. SELECTED FINANCIAL DATA

Income Statement data below has been revised to exclude from continuing operations the results of the Company's ambulance business, which was reclassified to discontinued operations in fiscal 2013 for all periods presented. See Note 3 of the Notes to Consolidated Financial Statements.

(In millions, except per share amounts)	Fiscal Year Ended September 30,				
	2013	2012	2011 [(1)]	2010 [(1)]	2009
Income Statement Data:					
Net sales	$ 7,665.1	$ 8,141.1	$ 7,538.5	$ 9,771.8	$ 5,173.9
Gross income	1,191.8	1,006.9	1,091.3	1,967.8	694.3
Intangible asset impairment charges	9.0	—	2.0	2.3	1,125.9
Depreciation	65.3	65.5	77.9	79.2	74.1
Amortization of purchased intangibles, deferred financing costs and stock-based compensation [(2)]	85.9	83.2	79.9	102.3	84.3
Operating income (loss) [(3)]	505.7	387.7	526.1	1,425.9	(912.5)
Income (loss) attributable to Oshkosh Corporation common shareholders:					
From continuing operations	314.3	244.6	290.6	816.9	(1,127.2)
From discontinued operations [(4)]	1.7	(14.4)	(17.6)	(27.1)	28.4
Net income (loss)	316.0	230.2	273.0	789.8	(1,098.8)
Income (loss) attributable to Oshkosh Corporation common shareholders per share assuming dilution:					
From continuing operations	$ 3.53	$ 2.67	$ 3.18	$ 8.98	$ (14.73)
From discontinued operations	0.02	(0.16)	(0.19)	(0.29)	0.36
Net income (loss)	3.55	2.51	2.99	8.69	(14.37)
Dividends per share	$ —	$ —	$ —	$ —	$ 0.20
Balance Sheet Data:					
Cash and cash equivalents	$ 733.5	$ 540.7	$ 339.0	$ 530.4	$ 88.2
Total assets	4,765.7	4,947.8	4,826.9	4,708.6	4,768.0
Net working capital	1,172.7	990.0	762.8	403.9	484.6
Long-term debt (including current maturities)	955.0	955.0	1,060.1	1,152.1	2,024.3
Oshkosh Corporation shareholders' equity	2,107.8	1,853.5	1,596.5	1,326.6	514.1
Other Financial Data:					
Expenditures for property, plant and equipment	$ 46.0	$ 55.9	$ 82.3	$ 83.2	$ 46.2
Backlog	2,838.0	4,046.2	6,478.4	5,401.4	5,615.4
Book value per share	$ 24.36	$ 20.24	$ 17.48	$ 14.63	$ 5.75

(1) In the fourth quarter of fiscal 2009, the Company began production on a sole source contract awarded by the DoD for M-ATVs. During fiscal 2011 and 2010, the Company delivered 645 and 7,539 M-ATV units, respectively, and related aftermarket parts and services under this contract with a combined sales value of $1.25 billion and $4.49 billion, respectively.

(2) Includes amortization of deferred financing costs of $4.9 million in fiscal 2013, $7.0 million in fiscal 2012, $5.1 million in fiscal 2011, $28.6 million in fiscal 2010 and $13.4 million in fiscal 2009.

(3) Includes costs incurred by the Company in connection with an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest of $16.3 million in fiscal 2013 and costs incurred by the Company in connection with a proxy contest of $6.6 million in fiscal 2012.

(4) In fiscal 2013, the Company discontinued production of ambulances, which the Company sold under the Medtec brand name. In fiscal 2012, the Company completed the sale of its European mobile medical business, Oshkosh Specialty Vehicles (UK), Limited and AK Specialty Vehicles and its wholly-owned subsidiary (together, "SMIT") and discontinued production of U.S mobile medical units. In fiscal 2010, the Company completed the sale of its 75% interest in BAI Brescia Antincendi International S.r.l. and its wholly-owned subsidiary ("BAI'), the Company's European fire apparatus and equipment business. In fiscal 2009, the Company sold its European refuse collection vehicle business, Geesink Group B.V., Norba A.B. and Geesink Norba Limited (together, "Geesink").

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading designer, manufacturer and marketer of a wide range of specialty vehicles and vehicle bodies, including access equipment, defense trucks, fire & emergency vehicles, concrete mixers and refuse collection vehicles. The Company is a leading global manufacturer of aerial work platforms under the "JLG" brand name. The Company is among the worldwide leaders in the manufacturing of telehandlers under the "JLG," "SkyTrak" and "Lull" brand names. Under the "Jerr-Dan" brand name, the Company is a leading domestic manufacturer and marketer of towing and recovery equipment. The Company manufactures defense trucks under the "Oshkosh" brand name and is a leading manufacturer of severe-duty, tactical wheeled vehicles for the U.S. Department of Defense ("DoD"). Under the "Pierce" brand name, the Company is among the leading global manufacturers of fire apparatus assembled on both custom and commercial chassis. Under the "Frontline" brand name, the Company is a leading domestic manufacturer and marketer of broadcast vehicles. The Company manufactures ARFF and airport snow removal vehicles under the "Oshkosh" brand name. Under the "McNeilus," "Oshkosh," "London" and "CON-E-CO" brand names, the Company manufactures rear- and front-discharge concrete mixers and portable and stationary concrete batch plants. Under the "McNeilus" brand name, the Company manufactures a wide range of automated, rear, front, side and top loading refuse collection vehicles. Under the "IMT" brand name, the Company is a leading domestic manufacturer of field service vehicles and truck-mounted cranes.

Major products manufactured and marketed by each of the Company's business segments are as follows:

Access equipment — aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, as well as wreckers and carriers. Access equipment customers include equipment rental companies, construction contractors, manufacturing companies, home improvement centers, the U.S. military and towing companies in the U.S. and abroad.

Defense — tactical trucks, trailers and supply parts and services sold to the U.S. military and to other militaries around the world.

Fire & emergency — custom and commercial firefighting vehicles and equipment, ARFF vehicles, snow removal vehicles, simulators and other emergency vehicles primarily sold to fire departments, airports and other governmental units, and broadcast vehicles sold to broadcasters and TV stations in the U.S. and abroad.

Commercial — concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components sold to ready-mix companies and commercial and municipal waste haulers in the Americas and other international markets and field service vehicles and truck-mounted cranes sold to mining, construction and other companies in the U.S. and abroad.

All estimates referred to in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" refer to the Company's estimates as of November 13, 2013.

Executive Overview

Fiscal 2013 was a strong year for the Company, one that the Company believes demonstrated the power of the Company's MOVE strategy. Despite slightly lower revenues as a result of a 22.8% decline in defense segment sales, the Company recorded higher earnings and grew revenues in each of its non-defense segments and operating income margins in all of its segments. Full year earnings from continuing operations of $3.53 per share were $0.93 per share above the high end of the Company's fiscal 2013 estimate of $2.60 per share that the Company conveyed at its September 2012 Analyst Day. Full year earnings included $0.12 per share in costs related to an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest, a $0.06 per share non-cash impairment charge and a $0.03 per share charge related to the ratification of a five-year union contract extension in the defense segment, that were not included in the September 2012 Analyst Day estimate range. The Company also generated operating cash flows of $438 million and returned $202 million of capital to the Company's shareholders through share repurchases.

Consolidated net sales decreased $476.0 million, or 5.8%, to $7.67 billion in fiscal 2013 compared to fiscal 2012. Replacement driven demand in the access equipment segment, coupled with a slow economic recovery in the United States, resulted in a significant increase in sales in the Company's non-defense segments in fiscal 2013 compared to fiscal 2012. However, the increase in sales in the Company's non-defense segments was not enough to overcome the decrease in defense sales, which the Company expected as U.S. defense spending for tactical wheeled vehicles has declined.

While sales were lower, consolidated operating income in fiscal 2013 increased 30.4%, to $505.7 million, or 6.6% of sales, compared to $387.7 million, or 4.8% of sales, in fiscal 2012. The increase in consolidated operating income was largely attributable to the gross profit associated with higher sales in the Company's non-defense segments, improved performance in the Company's non-defense segments as a result of operational and processes improvements and price realization, along with higher margins in the defense segment associated with international sales and improved operational efficiencies. The Company continued to invest in new products, processes and systems to further the Company's MOVE strategy during fiscal 2013. Operating income in fiscal 2013 included costs of $16.3 million incurred by the Company in connection with an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest, a non-cash intangible asset impairment charge in the access equipment segment of $9.0 million and charges of $3.8 million related to the ratification of a five-year union contract extension in the defense segment. Operating income in fiscal 2012 included costs incurred by the Company in connection with a proxy contest of $6.6 million.

During fiscal 2013, the defense segment rightsized its production and salaried workforces consistent with substantially reduced DoD demand. The defense segment also delivered 22 Light Combat All-Terrain Vehicle (“L-ATV”) test vehicles to the DoD under the Joint Light Tactical Vehicle (“JLTV”) Engineering, Manufacturing & Development ("EMD") contract. The Company's vehicles, along with vehicles from two other competitors, are currently undergoing 14 months of testing to be completed in fiscal 2015. Finally, the defense segment secured orders for MRAP All-Terrain Vehicles (“M-ATVs”) from the Kingdom of Saudi Arabia.

The Company expects consolidated sales will decrease between 10% and 14% in fiscal 2014 compared to fiscal 2013, resulting in consolidated sales of between $6.6 billion and $6.9 billion. This estimate assumes higher sales in the Company's non-defense segments as a result of the expected continued economic recovery around the world coupled with an approximate 40% decline in defense segment sales. The Company expects consolidated operating income will be in the range of $455 million to $490 million leading to earnings per share of approximately $3.10 to $3.40.

As a result of the Company's strong financial performance in fiscal 2013, execution of the Company's MOVE strategy and positive outlook, the Company has reinstated payment of a quarterly cash dividend by declaring a dividend of $0.15 per share payable December 2, 2013 to shareholders of record on November 18, 2013.

MOVE Strategy

In fiscal 2011, the Company completed a comprehensive strategic planning process to, among other things, assess the outlook for each of its markets, consider strategic alternatives and develop strategic initiatives to address the current difficult market forces then facing the Company. Those difficult market forces involved non-defense markets, which were down 40% to more than 90% from peak, an uncertain economic recovery and a likely sharp downturn in U.S. defense spending beginning in 2011. The study culminated in the creation of the Company’s planned roadmap to deliver superior long-term earnings growth and increased shareholder value over the next business cycle and beyond. The Company’s roadmap, named MOVE, entails aggressive cost reduction and prudent organic growth initiatives until a market recovery provides an opportunity for both significant earnings leverage and cash flow at which time the Company's strategic options could expand.

The MOVE strategy consists of four key strategic initiatives:

- *Market recovery and growth* — The Company plans to capture or improve its historical share of a market recovery. The Company estimated in September 2012 that even a modest market recovery represents a $220 million operating income opportunity in its non-defense businesses between fiscal 2012 and fiscal 2015 at historical margins and assuming no major market share gains. The Company believes that the recovery in certain of its non-defense markets began in fiscal 2012. In fiscal 2013, the Company experienced continued improvement in the North American access equipment market and in the U.S. concrete mixer market. In addition, quoting activity and orders for fire apparatus increased late in fiscal 2013. The European and Australian access equipment markets underperformed expectations in fiscal 2013 and the Company currently believes that this initiative is on pace to finish below the fiscal 2015 target of $220 million incremental operating income, due to expected weaker recovery in certain markets compared to its September 2012 estimates.

- *Optimize cost and capital structure* — The Company is executing plans to optimize its cost and capital structure ("O" initiative) to provide value for customers and shareholders by aggressively attacking its product, process and overhead costs. The Company has targeted 250 basis points of operating income improvement between fiscal 2012 and 2015 through this initiative. The Company made good progress on the Company's "O" initiative in fiscal 2013, which contributed to a 430 basis point increase in operating income margins in the Company's largest segment, access equipment. The Company expects to exceed its fiscal 2015 consolidated operating income margin improvement target of 250 basis points. The Company expects that the actions implemented in fiscal 2013 for this initiative will result in approximately 110 basis points of the 130 basis point operating income margin improvement that had been targeted for fiscal 2014. The Company is also executing a prudent capital allocation strategy, which the Company expects to incrementally benefit earnings as well as returns for shareholders. As part of this strategy, the Company repurchased approximately 6.1 million shares of its Common Stock during fiscal 2013 at an aggregate cost of $201.8 million. Earnings per share in fiscal 2013 improved $0.11 compared to the prior year as a result of lower average shares outstanding. Subsequent to the end of its fiscal year, the Company announced as part of its capital allocation strategy that it was reinstating a quarterly cash dividend by declaring a dividend of $0.15 per share payable on December 2, 2013 to shareholders of record on November 18, 2013.
- *Value innovation* — The Company has maintained its emphasis on new product development as it seeks to expand sales and margins by leading its core markets in the introduction of new or improved products and new technologies. The Company has targeted this initiative to achieve $350 million of incremental annual revenue by fiscal 2015 compared to fiscal 2012. The Company's value innovation initiative did not meet the Company's target for incremental revenue from new products in fiscal 2013. The Company made engineering management changes mid-year, re-allocated resources and made structural changes to the Company's product development stage gate review process to bring this initiative back on track. The Company expects that its countermeasures will drive incremental new product launches in fiscal 2014 and 2015 and expects this initiative to be back on target by fiscal 2015.
- *Emerging market expansion* — The Company is driving expansion in targeted international geographies where it believes that there are significant opportunities for growth. The Company's target is to derive more than 25% of its revenues from outside the U.S. by fiscal 2015. The Company achieved its fiscal 2013 target for international sales. The Company has continued to invest in international business development resources and believes it is on track to achieving its fiscal 2015 target.

The Company believes the successful execution of its MOVE strategy significantly contributed to the Company's strong financial results in fiscal 2013. The Company raised its fiscal 2013 performance outlook several times during fiscal 2013 and ultimately exceeded the high end of the Company's fiscal 2013 estimate of $2.60 per share that the Company conveyed at its September 2012 Analyst Day by $0.93 per share. By focusing on its MOVE strategy, the Company believes that, in the aggregate, it is on track to achieve its fiscal 2015 targeted earnings per share range of $4.00 to $4.50, while the Company is executing countermeasures to drive certain initiatives that are behind schedule to become back on target.

Results of Operations

Consolidated Net Sales — Three Years Ended September 30, 2013

The following table presents net sales (see definition of net sales contained in Note 2 of the Notes to Consolidated Financial Statements) by business segment (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net sales			
Access equipment	$ 3,120.8	$ 2,919.5	$ 2,052.1
Defense	3,049.7	3,950.5	4,365.2
Fire & emergency	792.4	768.6	754.1
Commercial	766.9	697.0	564.9
Intersegment eliminations	(64.7)	(194.5)	(197.8)
Consolidated	$ 7,665.1	$ 8,141.1	$ 7,538.5

The following table presents net sales by geographic region based on product shipment destination (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net sales			
United States	$ 6,034.5	$ 6,357.2	$ 6,246.8
Other North America	235.2	248.3	179.7
Europe, Africa and the Middle East	898.7	974.9	695.0
Rest of the world	496.7	560.7	417.0
Consolidated	$ 7,665.1	$ 8,141.1	$ 7,538.5

Fiscal 2013 Compared to Fiscal 2012

Consolidated net sales decreased $476.0 million, or 5.8%, to $7.67 billion in fiscal 2013 compared to fiscal 2012 due to an expected decline in defense segment sales. Sales increased in all non-defense segments in fiscal 2013 compared to fiscal 2012.

Access equipment segment net sales increased $201.3 million, or 6.9%, to $3.12 billion in fiscal 2013 compared to fiscal 2012. Access equipment segment sales in fiscal 2012 included $125.1 million of inter-company sales to the defense segment. Access equipment segment sales to external customers in fiscal 2013 increased $326.4 million, or 11.7%, compared to fiscal 2012. Access equipment segment sales to external customers increased principally as a result of higher unit volumes (up $198 million), the realization of previously announced price increases (up $90 million) and improved aftermarket sales (up $50 million).

Defense segment net sales decreased $900.8 million, or 22.8%, to $3.05 billion in fiscal 2013 compared to fiscal 2012. The decrease in defense segment sales was primarily due to lower M-ATV aftermarket parts & service sales (down $545 million), lower shipments under the Company's existing programs of record (down $436 million) as the DoD is nearing its acquisition objective quantities for these programs, the completion of the M-ATV contract for the DoD in fiscal 2012 (down $222 million), and lower non-M-ATV aftermarket parts sales (down $95 million), offset in part by increased sales to international customers (up $398 million).

Fire & emergency segment net sales increased $23.8 million, or 3.1%, to $792.4 million in fiscal 2013 compared to fiscal 2012. The increase in fire & emergency segment sales primarily reflected the sale of a higher percentage of units built on custom built chassis, which have higher prices than units built on commercial chassis (up $58 million) and the realization of previously announced price increases (up $18 million), offset in part by lower unit sales volume (down $59 million).

Commercial segment net sales increased $69.9 million, or 10.0%, to $766.9 million in fiscal 2013 compared to fiscal 2012. The increase in commercial segment sales was primarily attributable to increased concrete placement products volume due to increased demand in the concrete mixer market (up $115 million) and improved aftermarket parts & service sales (up $27 million), offset in part by lower refuse collection vehicle volume (down $59 million).

Fiscal 2012 Compared to Fiscal 2011

Consolidated net sales increased $602.6 million, or 8.0%, to $8.14 billion in fiscal 2012 compared to fiscal 2011 as replacement driven demand in the access equipment segment, coupled with a slow economic recovery in the United States, resulted in a significant increase in sales in both the access equipment and commercial segments, which more than offset an expected decline in defense sales.

Access equipment segment net sales increased $867.4 million, or 42.3%, to $2.92 billion in fiscal 2012 compared to fiscal 2011. Sales to external customers totaled $2.79 billion in fiscal 2012, a 43.7% increase compared to fiscal 2011. The increase in sales to external customers was principally as a result of higher unit volumes (up $671 million) and the realization of previously announced price increases (up $102 million). Sales grew by double-digit percentages compared to the prior year in all major regions of the globe, with the largest increase in North America, driven largely by demand for replacement of aged equipment.

Defense segment net sales decreased $414.7 million, or 9.5%, to $3.95 billion in fiscal 2012 compared to fiscal 2011. The decrease in sales was primarily due to a 48% decline in Family of Heavy Tactical Vehicles ("FHTV") units and lower aftermarket parts sales primarily resulting from fewer spares kits for M-ATVs (down $597 million), offset in part by a 162% increase in sales of Family of Medium Tactical Vehicle ("FMTV") trucks and trailers. The Company reached and sustained full rate production under the FMTV contract during the third quarter of fiscal 2012.

Fire & emergency segment net sales increased $14.5 million, or 1.9%, to $768.6 million in fiscal 2012 compared to fiscal 2011. The increase in sales primarily reflected the delivery of Rapid Intervention Vehicles under a contract with the United States Air Force.

Commercial segment net sales increased $132.1 million, or 23.4%, to $697.0 million in fiscal 2012 compared to fiscal 2011. The increase in sales was primarily attributable to a 52% increase in concrete placement vehicle volume compared to very low prior year volume and increased demand for aftermarket parts and services (up $27 million), offset in part by lower intersegment sales to the defense segment (down $39 million).

Consolidated Cost of Sales — Three Years Ended September 30, 2013

Fiscal 2013 Compared to Fiscal 2012

Consolidated cost of sales was $6.47 billion, or 84.5% of sales, in fiscal 2013 compared to $7.13 billion, or 87.6% of sales, in fiscal 2012. The 310 basis point decrease in cost of sales as a percentage of sales in fiscal 2013 was primarily due to higher sales prices (160 basis points) and favorable product mix (140 basis points) largely as a result of a higher mix of M-ATVs, which have higher margins and lower relative costs of sales, and improved performance on the FMTV contract in the defense segment (90 basis points), offset in part by lower absorption of fixed costs associated with lower sales volumes (90 basis points) in the defense segment.

Fiscal 2012 Compared to Fiscal 2011

Consolidated cost of sales was $7.13 billion, or 87.6% of sales, in fiscal 2012 compared to $6.45 billion, or 85.5% of sales, in fiscal 2011. The 210 basis point increase in cost of sales as a percentage of sales in fiscal 2012 was primarily due to adverse product mix, largely in the defense segment, as a result of the shift in mix of unit sales volume from M-ATVs and FHTVs, which have higher margins and lower relative cost of sales, to FMTVs, which have lower-margins and higher relative cost of sales (290 basis points), and material cost increases (110 basis points), offset in part by the realization of price increases (130 basis points) and higher absorption of fixed costs associated with higher sales (100 basis points).

Consolidated Operating Income (Loss) — Three Years Ended September 30, 2013

The following table presents operating income (loss) by business segment (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Operating income (loss):			
Access equipment	$ 379.6	$ 229.2	$ 65.3
Defense	224.9	236.5	543.0
Fire & emergency	23.8	8.8	17.0
Commercial	41.3	32.1	3.9
Corporate	(163.9)	(119.1)	(107.1)
Intersegment eliminations	—	0.2	4.0
Consolidated	$ 505.7	$ 387.7	$ 526.1

Fiscal 2013 Compared to Fiscal 2012

Consolidated operating income increased 30.4%, to $505.7 million, or 6.6% of sales, in fiscal 2013 compared to $387.7 million, or 4.8% of sales, in fiscal 2012. The increase in consolidated operating income was largely attributable to the gross profit associated with higher sales in the Company's non-defense segments, improved performance in the Company's non-defense segments as a result of operational and processes improvements and price realization, along with higher margins in the defense segment associated with international sales of M-ATVs. Operating income in fiscal 2013 included costs of $16.3 million incurred by the Company in connection with an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest, a non-cash intangible asset impairment charge in the access equipment segment of $9.0 million and charges of $3.8 million related to the ratification of a five-year union contract extension in the defense segment. Operating income in fiscal 2012 included costs incurred by the Company in connection with a proxy contest of $6.6 million.

Access equipment segment operating income increased 65.6% to $379.6 million, or 12.2% of sales, in fiscal 2013 compared to $229.2 million, or 7.9% of sales, in fiscal 2012. The increase in operating income was primarily the result of the realization of previously announced price increases (up $90 million), the gross profit associated with higher sales volume (up $36 million), as well as product and process cost reductions (up $32 million), offset in part by the absence of intercompany sales to the defense segment.

Defense segment operating income decreased 4.9% to $224.9 million, or 7.4% of sales, in fiscal 2013 compared to $236.5 million, or 6.0% of sales, in fiscal 2012. The decrease in operating income was largely due to lower gross profit on lower sales volume, offset in part by the timing of contractual price increases (up $25 million) and operational improvements (up $29 million). In addition, the defense segment recorded favorable contract adjustments related to undefinitized contracts of $13.8 million in fiscal 2013 as compared to $7.8 million in fiscal 2012.

Fire & emergency segment operating income increased 169.9% to $23.8 million, or 3.0% of sales, in fiscal 2013, compared to $8.8 million, or 1.1% of sales, in fiscal 2012. Operating results for fiscal 2013 were positively impacted by improved price realization (up $18 million), favorable product mix as a result of increased custom content (up $7 million) and product and process cost reductions (up $2 million), offset in part by lower gross profit associated with lower unit sales volume.

Commercial segment operating income increased 28.8% to $41.3 million, or 5.4% of sales, in fiscal 2013 compared to $32.1 million, or 4.6% of sales, in fiscal 2012. The increase in operating income was primarily a result of the gross margin associated with higher sales volume, offset in part by restructuring-related costs of $2.5 million.

Corporate operating expenses increased $44.8 million to $163.9 million in fiscal 2013 compared to fiscal 2012, largely due to costs related to an unsolicited tender offer for the Company's Common Stock and threatened proxy contest, which were $10 million higher than costs for a proxy contest in fiscal 2012, an increase in incentive, share-based compensation costs (up $12 million) due in part to the impact of a significantly higher share price on variable awards, higher information technology spending (up $11 million) and investments in research & development spending (up $2 million).

Consolidated selling, general and administrative expenses increased 10.5% to $620.5 million, or 8.1% of sales, in fiscal 2013 compared to $561.5 million, or 6.9% of sales, in fiscal 2012. The increase in selling, general and administrative expenses was due primarily to higher variable incentive compensation expense (up $16 million) on improved financial results, costs related to an unsolicited tender offer for the Company's Common Stock and threatened proxy contest ($10 million higher than costs for a proxy contest in fiscal 2012) and an increase in share-based compensation expense (up $12 million) due in part to the impact of a significantly higher share price on variable awards. The increase in consolidated selling, general and administrative expenses as a percentage of sales was largely due to a shift in sales to segments that have a higher percentage of selling, general and administrative expenses. The Company's defense segment generally has lower selling, general and administrative costs as a percentage of sales compared to its other segments, in large part due to concentration of business with the DoD. For example, the defense segment has limited sales and marketing costs and has operations/locations primarily in the United States, as compared to the Company's access equipment segment, which has a diverse customer base with a significant number of customers, significant sales and marketing costs and operations/locations in various regions of the world. As the Company's defense segment sales decreased and the Company's non-defense segment sales increased, consolidated selling, general and administrative costs as a percent of sales increased.

Fiscal 2012 Compared to Fiscal 2011

Consolidated operating income decreased 26.3%, to $387.7 million, or 4.8% of sales, in fiscal 2012 compared to $526.1 million, or 7.0% of sales, in fiscal 2011. The decrease in consolidated operating income was primarily attributable to the defense segment, where an adverse sales mix negatively impacted operating income comparisons.

Access equipment segment operating income increased 251.1% to $229.2 million, or 7.9% of sales, in fiscal 2012 compared to $65.3 million, or 3.2% of sales, in fiscal 2011. The improvement in operating income was primarily the result of improved price realization (up $102 million) and gross profit associated with higher sales volumes, offset in part by higher material costs (down $94 million) and increased product development spending (down $21 million).

Defense segment operating income decreased 56.4% to $236.5 million, or 6.0% of sales, in fiscal 2012 compared to $543.0 million, or 12.4% of sales, in fiscal 2011. The decrease in operating income as a percentage of sales was primarily the result of adverse changes in product mix. Although the FMTV program was profitable in each quarter of fiscal 2012, margins on this program were significantly below the Company's historical margin levels of most other programs in the defense segment, and the Company expects that margins will remain low through the life of the five-year contract.

Fire & emergency segment operating income decreased 48.0% to $8.8 million, or 1.1% of sales, in fiscal 2012 compared to $17.0 million, or 2.3% of sales, in fiscal 2011. The decrease in operating income was primarily the result of increased warranty costs and unfavorable margins on intercompany sales to the defense segment.

Commercial segment operating income increased 717.9% to $32.1 million, or 4.6% of sales, in fiscal 2012 compared to $3.9 million, or 0.7% of sales, in fiscal 2011. The increase in operating income primarily resulted from improved sales volumes, the realization of price increases in excess of higher material costs (up $16 million), as the segment continued to recover material cost increases incurred in fiscal 2011, as well as an increased volume of higher priced compressed natural gas vehicles, and improved absorption of overhead on higher sales volume, offset in part by the restoration of higher employee pay and benefits that had been eliminated during the Great Recession.

Corporate operating expenses increased $12.0 million to $119.1 million in fiscal 2012 compared to fiscal 2011, largely due to $6.6 million of costs related to the proxy contest in connection with the Company's 2012 annual meeting of shareholders, higher share-based compensation costs and additional incentive compensation costs, offset in part by cost reductions.

Intersegment profit of $4.0 million in fiscal 2011 resulted from profit on intersegment sales (largely M-ATV related sales between access equipment and defense). When the purchasing segment sells the inventory to an outside party, profits earned by the selling segment are recorded in consolidated earnings through intersegment profit eliminations.

Consolidated selling, general and administrative expenses increased 11.5% to $561.5 million, or 6.9% of sales, in fiscal 2012 compared to $503.9 million, or 6.7% of sales, in fiscal 2011. The increase in selling, general and administrative expenses was due primarily to higher salaries and fringe benefits (up $24 million) principally in the Company's access equipment segment as a result of the sales growth that it experienced, investment in the Company's MOVE strategy initiatives and costs related to the proxy contest in connection with the Company's 2012 annual meeting of shareholders of $6.6 million. The increase in consolidated selling, general and administrative expenses as a percentage of sales was largely due to a shift in sales to segments that have a higher percentage of selling, general and administrative expenses. The Company's defense segment generally has lower selling, general and administrative costs as a percentage of sales compared to its other segments, in large part due to concentration of business with the DoD. For example, the defense segment has limited sales and marketing costs and has operations/locations primarily in the United States, as compared to the Company's access equipment segment, which has a diverse customer base with a significant number of customers, significant sales and marketing costs and operations/locations in various regions of the world. As the Company's defense segment sales decreased and the Company's access equipment and commercial segments sales increased, consolidated selling, general and administrative costs as a percent of sales increased.

Non-Operating Income (Expense) — Three Years Ended September 30, 2013

Fiscal 2013 Compared to Fiscal 2012

Interest expense net of interest income decreased $18.7 million to $54.6 million in fiscal 2013 compared to fiscal 2012, largely as a result of lower interest rates, lower average debt outstanding, the recognition of interest on a note receivable from a customer of $9.9 million in fiscal 2013 and the expiration of the Company's interest rate swap in the first quarter of fiscal 2012. Interest expense for fiscal 2012 included $2.2 million of expense related to the Company's interest rate swap. Included within fiscal 2012 interest expense were $2.3 million of expenses related to the write-off of deferred financing fees associated with the early repayment and refinancing of debt.

Other miscellaneous expense of $6.1 million in fiscal 2013 and $5.2 million in fiscal 2012 primarily related to net foreign currency transaction losses.

Fiscal 2012 Compared to Fiscal 2011

Interest expense net of interest income decreased $12.2 million to $73.3 million in fiscal 2012 compared to fiscal 2011, largely as a result of the expiration of the Company's interest rate swap in December 2011, offset in part by the write-off of deferred financing costs associated with the refinancing of the Company's credit agreement in the fourth quarter of fiscal 2012. In fiscal 2012 and 2011, interest expense included $2.2 million and $16.6 million, respectively, of expense related to the Company's interest rate swap. Included within fiscal 2012 and 2011 interest expense were $2.3 million and $0.1 million of expenses, respectively, related to the write-off of deferred financing fees associated with the early repayment and refinancing of debt.

Other miscellaneous expense of $5.2 million in fiscal 2012 primarily related to net foreign currency transaction losses.

Provision for Income Taxes — Three Years Ended September 30, 2013

Fiscal 2013 Compared to Fiscal 2012

The Company recorded a provision for income taxes of 29.6% of pre-tax income in fiscal 2013, which included charges related to tax audit settlements (30 basis points) and miscellaneous other items (20 basis points). This compares to a provision for income taxes of 21.1% of pre-tax income in fiscal 2012, which included benefits related to income tax audit settlements (380 basis points) as well as benefits related to adjustments to deferred taxes and changes to filing positions taken in prior periods (410 basis points).

Fiscal 2012 Compared to Fiscal 2011

The Company recorded a provision for income taxes of 21.1% of pre-tax income in fiscal 2012 compared to 34.3% for fiscal 2011. The Company's fiscal 2012 effective tax rate included discrete tax benefits resulting from a settlement of tax audits (380 basis points), changes to previous filing positions (315 basis points), benefits related to European tax incentives and net operating losses benefitted (300 basis points), adjustments to deferred tax balances (180 basis points), tax contingency reserve reductions related to expiring state statutes of limitations (120 basis points) and miscellaneous other items (170 basis points). The Company's fiscal 2011 effective tax rate included discrete tax benefits resulting from a decision to repatriate earnings previously fully reinvested (100 basis points), the December 2010 reinstatement of the U.S. research and development tax credit (60 basis points) and reductions of tax reserves associated with expiration of statutes of limitations (110 basis points), offset in part by unbenefitted foreign losses (130 basis points) due to cumulative net operating losses.

Equity in Earnings of Unconsolidated Affiliates — Three Years Ended September 30, 2013

Fiscal 2013 Compared to Fiscal 2012

Equity in earnings of unconsolidated affiliates of $3.0 million in fiscal 2013 and $2.3 million in fiscal 2012 primarily represented the Company's equity interest in a commercial entity in Mexico and a joint venture in Europe.

Fiscal 2012 Compared to Fiscal 2011

Equity in earnings of unconsolidated affiliates of $2.3 million in fiscal 2012 and $0.5 million in fiscal 2011 primarily represented the Company's equity interest in a lease financing partnership, which was sold in fiscal 2012, a commercial entity in Mexico and a joint venture in Europe.

Analysis of Discontinued Operations — Three Years Ended September 30, 2013

Fiscal 2013 Compared to Fiscal 2012

In April 2012, the Company discontinued mobile medical trailer production in the United States. In August 2012, the Company sold its European mobile medical trailer business, SMIT, for nominal cash consideration. The mobile medical trailer business, which was included in the Company's fire & emergency segment, had sales of $12.5 million and $17.2 million in fiscal 2012 and 2011, respectively. The Company recorded a loss of $4.4 million on the sale of SMIT in the fourth quarter of fiscal 2012. In March 2013, the Company discontinued production of ambulances. The ambulance business, which was included in the Company's fire & emergency segment, had sales of $20.6 million, $39.7 million and $29.0 million in fiscal 2013, 2012 and 2011, respectively. The Company has reflected the financial results of all three businesses as discontinued operations in the Consolidated Statements of Income for all periods presented.

Fiscal 2012 Compared to Fiscal 2011

In September 2012, the Company settled an income tax audit, which resulted in the release of previously accrued amounts for uncertain tax positions related to worthless stock and bad debt deductions claimed in fiscal 2009 associated with its European refuse collection vehicle business, which was sold in fiscal 2009 and subsequently recorded as a discontinued operation. Fiscal 2012 results from discontinued operations include a $6.1 million income tax benefit related to this audit settlement.

Liquidity and Capital Resources

Financial Condition at September 30, 2013

The Company's cash and cash equivalents and capitalization was as follows (in millions):

	September 30,	
	2013	2012
Cash and cash equivalents	$ 733.5	$ 540.7
Total debt	955.0	955.0
Total shareholders' equity	2,107.8	1,853.5
Total capitalization (debt plus equity)	3,062.8	2,808.5
Debt to total capitalization	31.2%	34.0%

The Company generates significant capital resources from operating activities, which is the primary source of funding for its operations. At September 30, 2013, the Company had cash and cash equivalents of $733.5 million, an increase of $192.8 million from September 30, 2012. Approximately 2% of the Company's cash and cash equivalents at September 30, 2013 was located outside the United States. The Company expects to meet its fiscal 2014 U.S. funding needs without repatriating undistributed profits that are indefinitely reinvested outside the United States. In addition to cash and cash equivalents, the Company had $439.0 million of unused available capacity under the Revolving Credit Facility (as defined in "Liquidity") as of September 30, 2013. Borrowings under the Revolving Credit Facility could, as discussed below, be limited by the financial covenants contained within the Credit Agreement (as defined in "Liquidity").

The Company's debt to total capitalization improved to 31.2% at September 30, 2013 and remained within its targeted range at the end of fiscal 2013. The Company's capital structure was impacted in fiscal 2013 by the Company's repurchase of 6.1 million shares of its Common Stock, at an aggregate cost of $201.8 million. The Company made these purchases under its previously announced share repurchase program. On November 15, 2012, the Company's Board of Directors increased the Company's stock repurchase authorization such that the Company had authority to repurchase 11,000,000 shares of Common

Stock after the Board action. The Company targeted spending $300 million to repurchase shares over the 12 to 18 months following that date but has authority to go up to the 11,000,000 shares.

Consolidated days sales outstanding (defined as "Trade Receivables" at quarter end divided by "Net Sales" for the most recent quarter multiplied by 90 days) decreased from 43 days at September 30, 2012 to 40 days at September 30, 2013. Days sales outstanding for segments other than the defense segment were 45 days at September 30, 2013, down from 52 days at September 30, 2012 as a result of an increase in sales to North American customers, which tend to have shorter payment terms than sales to international customers. Consolidated inventory turns (defined as "Cost of Sales" divided by average "Inventory" for the preceding five quarter end periods) decreased from 6.0 times at September 30, 2012 to 5.8 times at September 30, 2013. The decrease in inventory turns was primarily due to longer in-transit times attributable to international sales in the defense segment.

Cash Flows

Operating Cash Flows

The Company generated $438.0 million of cash from operating activities during fiscal 2013 compared to $268.3 million during fiscal 2012. The increase in cash generated from operating activities was primarily due to improved operating earnings and improved working capital management, particularly in the access equipment segment where inventories decreased and accounts receivables collections improved.

The Company's cash flow from operations has fluctuated, and will likely continue to fluctuate, significantly from quarter to quarter due to the start-up or conclusion of large defense contracts and the timing of receipt of individually large performance-based payments from the DoD, as well as changes in working capital requirements arising principally from seasonal fluctuations in sales.

Investing Cash Flows

Net cash used in investing activities in fiscal 2013 was $74.8 million compared to $41.8 million in fiscal 2012. Capital spending, excluding equipment held for rental, of $46.0 million in fiscal 2013 reflected a decrease of $9.9 million compared to capital spending in fiscal 2012. In fiscal 2014, the Company expects capital spending to approximate $80 million.

Financing Cash Flows

Financing activities resulted in a net use of cash of $170.0 million in fiscal 2013 compared to a net use of cash of $117.3 million in fiscal 2012. In fiscal 2013, the Company repurchased 6.1 million shares of its Common Stock under its share repurchase program at an aggregate cost of $201.8 million. In fiscal 2012, the Company used available cash and cash from operations to repay $105.1 million of long-term debt.

Liquidity

The Company's primary sources of liquidity are the cash flow generated from operations, availability under the Revolving Credit Facility and available cash and cash equivalents. In addition to cash and cash equivalents of $733.5 million, the Company had $439.0 million of unused availability under the Revolving Credit Facility as of September 30, 2013. These sources of liquidity are needed to fund the Company's working capital requirements, debt service requirements, capital expenditures, share repurchases and dividends. The Company expects to have sufficient liquidity to finance its operations over the next twelve months.

Senior Secured Credit Agreement

In July 2012, the Company amended its senior secured credit agreement with various lenders (as amended the "Credit Agreement") to lower the applicable variable interest rate spread by 100 basis points and modify the restricted payment language to be consistent with the Senior Notes (as defined below). The Credit Agreement provides for (i) a revolving credit facility ("Revolving Credit Facility") that matures in October 2015 with an initial maximum aggregate amount of availability of $525 million and (ii) a $455 million term loan ("Term Loan") facility due in quarterly principal installments of $16.25 million with a balloon payment of $341.25 million due at maturity in October 2015. Refer to Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the Company's Credit Agreement.

The Company's obligations under the Credit Agreement are guaranteed by certain of its domestic subsidiaries, and the Company will guarantee the obligations of certain of its subsidiaries under the Credit Agreement to the extent such subsidiaries borrow directly under the Credit Agreement. Subject to certain exceptions, the Credit Agreement is secured by (i) a first-priority perfected lien and security interests in substantially all of the personal property of the Company, each material subsidiary of the Company and each subsidiary guarantor, (ii) mortgages upon certain real property of the Company and certain of its domestic subsidiaries and (iii) a pledge of the equity of each material subsidiary and each subsidiary guarantor.

Under the Credit Agreement, the Company must pay (i) an unused commitment fee ranging from 0.25% to 0.50% per annum of the average daily unused portion of the aggregate revolving credit commitments under the Credit Agreement and (ii) a fee ranging from 0.75% to 1.25% per annum of the maximum amount available to be drawn for each performance letter of credit issued and outstanding under the Credit Agreement.

Borrowings under the Credit Agreement bear interest at a variable rate equal to (i) LIBOR plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied, or (ii) for dollar-denominated loans only, the base rate (which is the highest of (a) the administrative agent's prime rate, (b) the federal funds rate plus 0.50% or (c) the sum of 1% plus one-month LIBOR) plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied.

Covenant Compliance

The Credit Agreement contains various restrictions and covenants, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company and certain of its subsidiaries to consolidate or merge, create liens, incur additional indebtedness, dispose of assets, consummate acquisitions and make investments in joint ventures and foreign subsidiaries. The Credit Agreement contains the following financial covenants:

- Leverage Ratio: A maximum leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness to consolidated net income before interest, taxes, depreciation, amortization, non-cash charges and certain other items ("EBITDA")) as of the last day of any fiscal quarter of 4.50 to 1.0.
- Interest Coverage Ratio: A minimum interest coverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated EBITDA to the Company's consolidated cash interest expense) as of the last day of any fiscal quarter of 2.50 to 1.0.
- Senior Secured Leverage Ratio: A maximum senior secured leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated secured indebtedness to the Company's consolidated EBITDA) of 2.75 to 1.0.

The Company was in compliance with the financial covenants contained in the Credit Agreement as of September 30, 2013 and expects to be able to meet the financial covenants contained in the Credit Agreement over the next twelve months.

Additionally, with certain exceptions, the Credit Agreement limits the ability of the Company to pay dividends and other distributions, including repurchases of shares of the Company's Common Stock. However, so long as no event of default exists under the Credit Agreement or would result from such payment, the Company may pay dividends and other distributions in an aggregate amount not exceeding the sum of:

(i) $485.0 million; plus
(ii) 50% of the consolidated net income of the Company and its subsidiaries (or if such consolidated net income is a deficit, minus 100% of such deficit), accrued on a cumulative basis during the period beginning on April 1, 2012 and ending on the last day of the fiscal quarter immediately preceding the date of the applicable proposed dividend or distribution; plus
(iii) 100% of the aggregate net proceeds received by the Company subsequent to March 31, 2012 either as a contribution to its common equity capital or from the issuance and sale of its Common Stock.

Senior Notes

In March 2010, the Company issued $250.0 million of 8¼% unsecured senior notes due March 1, 2017 and $250.0 million of 8½% unsecured senior notes due March 1, 2020 (collectively, the "Senior Notes"). The Senior Notes were issued pursuant to an indenture (the "Indenture") among the Company, the subsidiary guarantors named therein and a trustee. The Indenture contains customary affirmative and negative covenants. The Company has the option to redeem the Senior Notes due 2017 and Senior Notes due 2020 for a premium after March 1, 2014 and March 1, 2015, respectively. Certain of the Company's subsidiaries fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Notes. See Note 25 of the Notes to Consolidated Financial Statements for separate financial information of the subsidiary guarantors.

Refer to Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the Company's outstanding debt as of September 30, 2013.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

Following is a summary of the Company's contractual obligations and payments due by period following September 30, 2013 (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual Obligations					
Long-term debt (including interest)[1]	$ 1,175.3	$ 114.2	$ 480.0	$ 301.0	$ 280.1
Operating leases	77.0	23.4	33.0	17.0	3.6
Purchase obligations[2]	786.7	781.7	5.0	—	—
Other long-term liabilities:					
Uncertain tax positions[3]	—	—	—	—	—
Other[4]	505.1	70.5	66.2	41.8	326.6
Total contractual obligations	$ 2,544.1	$ 989.8	$ 584.2	$ 359.8	$ 610.3

1 Interest was calculated based upon the interest rate in effect on September 30, 2013.

2 The Company utilizes blanket purchase orders to communicate expected annual requirements to many of its suppliers or contractors. Requirements under blanket purchase orders generally do not become "firm" until four weeks prior to the Company's scheduled unit production. The purchase obligations amounts included above represent the values of commitments considered firm, plus the value of all outstanding subcontracts.

3 Due to the uncertainty of the timing of settlement with taxing authorities, the Company is unable to make reasonably reliable estimates of the period of cash settlement of unrecognized tax benefits for the remaining uncertain tax liabilities. Therefore, $37.0 million of unrecognized tax benefits as of September 30, 2013 have been excluded from the Contractual Obligations table above. See Note 20 of the Notes to Consolidated Financial Statements for additional information regarding the Company's unrecognized tax benefits as of September 30, 2013.

4 Represents other long-term liabilities on the Company's Consolidated Balance Sheet, including the current portion of these liabilities. The projected timing of cash flows associated with these obligations is based on management's estimates, which are based largely on historical experience. This amount also includes all liabilities under the Company's pension and other postretirement benefit plans. See Note 19 of the Notes to Consolidated Financial Statements for information regarding these liabilities and the plan assets available to satisfy them.

The following is a summary of the Company's commercial commitments (in millions):

	Amount of Commitment Expiration Per Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Commercial Commitments					
Customer financing guarantees to third parties	$ 91.8	$ 12.7	$ 22.3	$ 23.8	$ 33.0
Standby letters of credit	86.0	41.4	44.6	—	—
Corporate guarantees	2.9	2.9	—	—	—
Total commercial commitments	$ 180.7	$ 57.0	$ 66.9	$ 23.8	$ 33.0

The Company incurs contingent limited recourse liabilities with respect to customer financing activities primarily in the access equipment segment. For additional information relative to guarantees, see Note 13 of the Notes to Consolidated Financial Statements.

Fiscal 2014 Outlook

The Company believes consolidated net sales will decrease 10% to 14% in fiscal 2014 compared to fiscal 2013, resulting in consolidated sales of between $6.6 billion and $6.9 billion. This estimate assumes higher sales in the Company's non-defense segments, as a result of the expected continued economic recovery around the world, coupled with an approximate 40% decline in defense segment sales. The Company expects consolidated operating income will be in the range of $455 million to $490 million leading to earnings per share of approximately $3.10 to $3.40.

The Company believes access equipment segment sales will be between $3.3 billion and $3.4 billion in fiscal 2014, representing an increase of 6% to 9% as compared to fiscal 2013. The Company expects the sales increase will be a result of improving international sales and continued strong sales in North America, led by ongoing fleet replacement and the continued return of independent rental companies to the market, offset in part by lower military telehandler sales. This estimate assumes that a meaningful recovery in North American non-residential construction will not occur until fiscal 2015. The Company expects operating income margins in the access equipment segment will be between 13.5% and 13.75%, compared to a margin of 12.2% in fiscal 2013, reflecting the benefit of expected higher sales and the continued impact of MOVE initiatives.

The Company expects that defense segment sales will be between $1.75 billion and $1.85 billion in fiscal 2014, a decrease of approximately 40% from fiscal 2013 sales. This estimate is within the sales range that the Company discussed at the Company's Analyst Day in September 2012. The Company believes operating income margins in the defense segment will be between 3.5% and 3.7%. This estimate is above the baseline 3.0% operating income margins estimated by the Company in September 2012.

The Company expects fire & emergency segment sales will be between $800 million and $825 million in fiscal 2014, reflecting the slow recovery in the municipal fire market that the Company has recently begun to experience. The Company expects operating income margins in this segment to increase to between 4.0% and 4.5% in fiscal 2014 as a result of its optimizing cost MOVE initiative beginning to take hold in this segment.

The Company believes commercial segment sales will be in the range of $850 million to $900 million in fiscal 2014, an 11% to 17% improvement over fiscal 2013, largely driven by an expected continued strong recovery in the U.S. concrete mixer market and expected improvement in the refuse collection vehicle market in the Americas. The Company expects operating income margins in this segment to be between 6.8% and 7.0% in fiscal 2014, reflecting the benefits of higher sales and the impact of other MOVE initiatives.

The Company expects corporate expenses in fiscal 2014 will be approximately $147 million as the Company continues to invest in information technology initiatives and the Company's Oshkosh Operating System. The Company estimates its effective tax rate for fiscal 2014 will be approximately 31%. The Company is assuming a fiscal 2014 full year share count of approximately 86.5 million. This estimate assumes that in fiscal 2014 the Company completes the remaining approximate $100 million of the $300 million of share repurchases that the Company had targeted in November 2012 but does not repurchase additional shares under its remaining share repurchase authority and takes into account the impact of vesting of stock-based compensation awards. The Company expects capital expenditures to be approximately $80 million in fiscal 2014, higher than the last several years as the Company invests to further support its initiatives.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements. The Company considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact the Company's financial condition, results of operations and cash flows.

Revenue Recognition. The Company recognizes revenue on equipment and parts sales when contract terms are met, collectability is reasonably assured and a product is shipped or risk of ownership has been transferred to and accepted by the customer. Revenue from service agreements is recognized as earned, when services have been rendered. Appropriate provisions are made for discounts, returns and sales allowances. Sales are recorded net of amounts invoiced for taxes imposed on the customer such as excise or value-added taxes.

Sales to the U.S. government of non-commercial products manufactured to the government's specifications are recognized using the units-of-delivery measure under the percentage-of-completion accounting method as units are accepted by the government. Under the units-of-delivery measure, the Company records sales as units are accepted by the DoD based on unit sales values stated in the respective contracts. Costs of sales are based on actual costs incurred to produce the units delivered under the contract. The Company includes amounts representing contract change orders, claims or other items in sales only when they can be reliably estimated and realization is probable. The Company charges anticipated losses on contracts or programs in progress to earnings when identified. Approximately 31% of the Company's revenues for fiscal 2013 were recognized under the percentage-of-completion accounting method.

The Company accounts for certain equipment lease contracts as sales-type leases. The present value of all payments, net of executory costs (such as legal fees), is recorded as revenue, the related cost of the equipment is charged to cost of sales, certain profit is deferred in accordance with lease accounting rules and interest income is recognized over the terms of the leases using the effective interest method.

The Company enters into rental purchase guarantee agreements with some of its customers. These agreements are normally for a term of no greater than twelve months and provide for rental payments with a guaranteed purchase at the end of the agreement. At the inception of the agreement, the Company records the full amount due under the agreement as revenue and the related cost of the equipment is charged to cost of sales.

Sales Incentives. The terms for sales transactions with some of the Company's distributors and customers may include specific volume-based incentives, which are calculated and paid or credited on account as a percentage of actual sales. The Company accounts for these incentives as sales discounts at the time of revenue recognition, which are recorded as a direct reduction of sales. The Company reviews its accrual for sales incentives on a quarterly basis and any adjustments are reflected in current earnings.

Impairment of Goodwill and Indefinite-Lived Intangible Assets. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such circumstances include a significant adverse change in the business climate for one of the Company's reporting units, a material negative change in relationships with significant customers, or strategic decisions made in response to economic and competitive conditions. The Company performs its annual review at the beginning of the fourth quarter of each fiscal year. See "Critical Accounting Estimates."

The Company evaluates the recoverability of goodwill by estimating the fair value of the businesses to which the goodwill relates. A reporting unit is an operating segment or, under certain circumstances, a component of an operating segment that constitutes a business. When the fair value of the reporting unit is less than the carrying value of the reporting unit, a further analysis is performed to measure and recognize the amount of the impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill.

The Company evaluates the recoverability of indefinite-lived trade names based upon a "relief from royalty" method. This methodology determines the fair value of each trade name through use of a discounted cash flow model that incorporates an estimated "royalty rate" the Company would be able to charge a third party for the use of the particular trade name. In determining the estimated future cash flows, the Company considers projected future sales, a fair market royalty rate for each applicable trade name and an appropriate discount rate to measure the present value of the anticipated cash flows. During fiscal 2013, the Company recognized an impairment of a trade name in the access equipment segment of $9.0 million.

Impairment of Long-Lived and Amortized Intangible Assets. The Company performs impairment evaluations of its long-lived assets, including property, plant and equipment and intangible assets with finite lives, whenever business conditions or events indicate that those assets may be impaired. When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the long-lived assets, the assets are written down to fair market value and a charge is recorded to current operations.

Guarantees of the Indebtedness of Others. The Company enters into agreements with finance companies whereby the Company will guarantee the indebtedness of third-party end-users to whom the finance company lends to purchase the Company's equipment. In some instances, the Company retains an obligation to the finance companies in the event the customer defaults on the financing. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 460, *Guarantees*, the Company recognizes the greater of the fair value of the guarantee or the contingent liability required by FASB ASC Topic 450, *Contingencies*. Reserves are initially established related to these guarantees at the fair value of the guarantee based upon the Company's understanding of the current financial position of the underlying customers and based on estimates and judgments made from information available at that time. If the Company becomes aware of deterioration in the financial condition of the customer/borrower or of any impairment of the customer/borrower's ability to make payments, additional allowances are considered. Although the Company may be liable for the entire amount of a customer/borrower's financial obligation under guarantees, its losses would generally be mitigated by the value of any underlying collateral including financed equipment, the finance company's inability to provide clear title of foreclosed equipment to the Company, loss pools established in accordance with the agreements and other conditions. During periods of economic downturn, the value of the underlying collateral supporting these guarantees can decline sharply to further increase losses in the event of a customer/borrower's default.

Critical Accounting Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based on the Company's Consolidated Financial Statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts and related disclosures. On an ongoing basis, management evaluates and updates its estimates. Management employs judgment in making its estimates but they are based on historical experience and currently available information and various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from those estimates. Management believes that its judgment is applied consistently and produces financial information that fairly depicts the results of operations for all periods presented.

Definitization of Undefinitized Contracts. The Company recognizes revenue on undefinitized contracts with the DoD to the extent that it can reasonably and reliably estimate the expected final contract price and when collectability is reasonably assured. Undefinitized contracts are used when the Company and the DoD have not agreed upon all contract terms before the Company begins performance under the contracts. At September 30, 2013, the Company had recorded $5.1 million in revenue on contracts that remain undefinitized. To the extent that contract definitization results in changes or adjustments to previously recognized revenues or estimated or incurred costs, including charges from subcontractors, the Company records those adjustments as a change in estimate in the period of change. The Company updated its estimated costs under several undefinitized change orders and recorded $13.8 million and $7.8 million of revenue related to such updates during fiscal 2013 and 2012, respectively. As the majority of costs associated with these contracts had previously been expensed, the definitization of contracts increased net income by $6.6 million, or $0.07 per share, and $5.0 million, or $0.05 per share, for fiscal 2013 and 2012, respectively.

Allowance for Doubtful Accounts. The allowance for doubtful accounts requires management to estimate a customer's ability to satisfy its obligations. The estimate of the allowance for doubtful accounts is particularly critical in the Company's access equipment segment where the majority of the Company's trade receivables are recorded. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Additional reserves are established based upon the Company's perception of the quality of the current receivables, including the length of time the receivables are past due, past experience of collectability and underlying economic conditions. At September 30, 2013, reserves for potentially uncollectible accounts receivable totaled $20.4 million. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, additional reserves would be required.

Inventories. Inventories are stated at the lower of cost or market ("LCM") value. In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or over-valued items. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory, forecast future product sales prices, pricing trends and margins, and to make judgments and estimates regarding obsolete or excess inventory. Future product sales prices, pricing trends and margins are based on the best available information at that time including actual orders received, negotiations with customers for future orders, including their plans for expenditures, and market trends for similar products. The Company's judgments and estimates for excess or obsolete inventory are based on analysis of actual and forecasted usage. The valuation of used equipment taken in trade from customers requires the Company to use the best information available to determine the value of the equipment to potential customers. This value is subject to change based on numerous conditions. Inventory reserves are established taking into account age, frequency of use, or sale, and in the case of repair parts, the installed base of machines. While calculations are made involving these factors, significant management judgment regarding expectations for future events is involved. Future events that could significantly influence our judgment and related estimates include general economic conditions in markets where the Company's products are sold, new equipment price fluctuations, actions of the Company's competitors, including the introduction of new products and technological advances. The Company makes adjustments to its inventory reserves based on the identification of specific situations and increases its inventory reserves accordingly. At September 30, 2013, reserves for LCM, excess and obsolete inventory totaled $79.5 million.

Goodwill. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. The estimate of the fair value of the reporting units is generally determined on the basis of discounted future cash flows and a market approach. In estimating the fair value, management must make assumptions and projections regarding such items as the Company performance and profitability under existing contracts, its success in securing future business, the appropriate risk-adjusted interest rate used to discount the projected cash flows, and terminal value growth and earnings rates. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

The rate used to discount estimated cash flows is a rate corresponding to the Company's cost of capital, adjusted for risk where appropriate, and is dependent upon interest rates at a point in time. To assess the reasonableness of the discounted projected cash flows, the Company compares the sum of its reporting units' fair value to the Company's market capitalization and calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The reasonableness of this control premium is evaluated by comparing it to control premiums for recent comparable market transactions. Consistent with prior years, the Company weighted the income approach more heavily (75%) as the income approach uses long-term estimates that consider the expected operating profit of each reporting unit during periods where residential and non-residential construction and other macroeconomic indicators are nearer historical averages. The Company believes the income approach more accurately considers the expected recovery in the U.S. and European construction markets than the market approach. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner to cause further impairment of goodwill, which could have a material impact on the Company's results of operations. The Company completed the required goodwill impairment test as of July 1, 2013. The Company identified no indicators of goodwill impairment in the test performed as of July 1, 2013. In order to evaluate the sensitivity of any quantitative fair value calculations on the goodwill impairment test, a hypothetical 10% decrease to the fair values of any reporting unit was calculated. This hypothetical 10% decrease would still result in excess fair value over carrying value for the reporting units as of July 1, 2013.

Approximately 88% of the Company's recorded goodwill and indefinite-lived purchased intangibles are concentrated within the JLG reporting unit in the access equipment segment. The impairment model assumes that the U.S. economy and construction spending (and hence access equipment demand) will continue to slowly improve through fiscal 2015. Assumptions utilized in the impairment analysis are highly judgmental. While the Company currently believes that an impairment of intangible assets at JLG is unlikely, events and conditions that could result in the impairment of intangibles at JLG include a sharp decline in economic conditions, pricing pressure on JLG's margins or other factors leading to reductions in expected long-term sales or profitability at JLG.

Guarantees of the Indebtedness of Others. The reserve for guarantees of the indebtedness of others requires management to estimate a customer's ability to satisfy its obligations. The estimate is particularly critical in the Company's access equipment segment where the majority of the Company's guarantees are granted. The Company evaluates the reserve based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded in accordance with FASB ASC Topic 450, *Contingencies*. In most cases, the financing company is required to provide clear title to the equipment under the financing program. The Company considers the residual value of the equipment to reduce the amount of exposure. Residual values are estimated based upon recent auctions, used equipment sales and periodic studies performed by a third-party. Additional reserves, based upon historical loss percentages, are established at the time of sale of the equipment based upon the requirement of FASB ASC Topic 460, *Guarantees*. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments, additional reserves would be required.

Product Liability. Due to the nature of the Company's products, the Company is subject to product liability claims in the normal course of business. A substantial portion of these claims and lawsuits involve the Company's access equipment, concrete placement and refuse collection vehicle businesses, while such lawsuits in the Company's defense and fire & emergency businesses have historically been limited. To the extent permitted under applicable law, the Company maintains insurance to reduce or eliminate risk to the Company. Most insurance coverage includes self-insured retentions that vary by business segment and by year. As of September 30, 2013, the Company was generally self-insured for future claims up to $5.0 million per claim.

The Company establishes product liability reserves for its self-insured retention portion of any known outstanding matters based on the likelihood of loss and the Company's ability to reasonably estimate such loss. There is inherent uncertainty as to the eventual resolution of unsettled matters due to the unpredictable nature of litigation. The Company makes estimates based on available information and the Company's best judgment after consultation with appropriate experts. The Company periodically revises estimates based upon changes to facts or circumstances. The Company also utilizes actuarial methodologies to calculate reserves required for estimated incurred but not reported claims as well as to estimate the effect of the adverse development of claims over time.

Warranty. Sales of the Company's products generally carry typical explicit manufacturers' warranties that extend from six months to five years, based on terms that are generally accepted in the Company's marketplaces. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products and the customer would generally deal directly with the component manufacturer.

The Company records provisions for estimated warranty and other related costs at the time of sale based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. At times, warranty issues arise that are beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and estimable. It is reasonably possible that from time to time additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts, labor and sometimes travel for any field retrofit campaigns. Over the past five fiscal years, the Company's warranty cost as a percentage of sales has ranged from 0.39% of sales to 0.91% of sales. Warranty costs tend to be higher shortly after new product introductions, especially those introductions involving new technologies, when field warranty campaigns may be necessary to correct or retrofit certain items. Accordingly, the Company must make assumptions about the number and cost of anticipated field warranty campaigns. The Company's estimates are based on historical experience, the extent of pre-production testing, the number of units involved and the extent of new features/components included in new product models.

Each quarter, the Company reviews actual warranty claims experience to determine if there are any systemic defects that would require a field campaign. Also, based upon historical experience, warranty provision rates on new product introductions are established at higher than standard rates to reflect increased expected warranty costs associated with any new product introduction.

Defined Benefit Plans. The pension benefit obligation and related pension income are calculated in accordance with FASB ASC Topic 715, *Compensation — Retirement Benefits*. Determination of defined benefit pension and postretirement plan obligations and their associated expenses requires the use of actuarial valuations to estimate the benefits that employees earn while working, as well as the present value of those benefits. The Company uses the services of independent actuaries to assist with these calculations. Inherent in these valuations are economic assumptions, including the expected rate of return on plan assets, discount rates at which liabilities may be settled, rates of increase of health care costs as well as employee demographic assumptions such as retirement patterns, mortality and turnover. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower turnover rates, or longer or shorter life spans of participants. Actual results that differ from the actuarial assumptions used are recorded as unrecognized gains and losses. Unrecognized gain and losses that exceed 10% of the greater of the plan's projected benefit obligations or the market-related value of assets are amortized to earnings over the shorter of the estimated future service period of the plan participants or the period until any anticipated final plan settlements.

The Company determines the discount rate used each year based on the rate of return currently available on a portfolio of high-quality fixed-income investments with a maturity that is consistent with the project benefit payout period. The Company's long-term rate of return on assets is based on consideration of historical and forward-looking returns and the current asset allocation strategy. Actuarial valuations at September 30, 2013 used a weighted-average discount rate of 5.07% and an expected return on plan assets of 6.50%. A 50 basis point decrease in the discount rate would increase the Company's annual pension expense by $1.8 million. A 50 basis point decrease in the expected return on plan assets would increase the Company's annual pension expense by $1.3 million.

Income Taxes. The Company records deferred income tax assets and liabilities for differences between the book basis and tax basis of the related net assets. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount management expects to realize. Management considers, as applicable, the amount of taxable income available in carryback years, future taxable income and potential tax planning strategies in assessing the need for a valuation allowance.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740, *Income Taxes*. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with ASC Topic 740 is a two-step process. The first step is recognition, where the Company evaluates whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company's estimates. In future periods, changes in facts and circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in results of operations and financial position in the period in which such changes occur. As of September 30, 2013, the Company had liabilities for unrecognized tax benefits pertaining to uncertain tax positions totaling $37.0 million.

New Accounting Standards

Refer to Note 2 of the Notes to Consolidated Financial Statements for a discussion of the impact of new accounting standards on the Company's consolidated financial statements.

Customers and Backlog

Sales to the U.S. government comprised approximately 36% of the Company's net sales in fiscal 2013. No other single customer accounted for more than 10% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

The Company's backlog as of September 30, 2013 decreased 29.9% to $2.84 billion compared to $4.05 billion at September 30, 2012 primarily due to a significant decline in defense segment backlog as a result of the slowdown in DoD spending. Access equipment segment backlog increased 1.9% to $367.9 million at September 30, 2013 compared to $361.1 million at September 30, 2012. The Company believes that the increase in access equipment segment backlog is due in part to customers placing orders for delivery in the first quarter of fiscal 2014 in advance of an engine emissions standards change effective January 1, 2014, offset by a $72.8 million decrease in military telehandler orders as work was completed on that contract in fiscal 2013. Defense segment backlog decreased 39.8% to $1.84 billion at September 30, 2013 compared to $3.05 billion at September 30, 2012 due largely to the fulfillment of FMTV orders and a lower DoD budget for tactical wheeled vehicles. Fire & emergency segment backlog increased 3.1% to $492.2 million at September 30, 2013 compared to $477.6 million at September 30, 2012 due to improvement in the domestic fire apparatus market. Commercial segment backlog decreased 9.7% to $140.7 million at September 30, 2013 compared to $155.8 million at September 30, 2012. Unit backlog for concrete mixers was down 26.7% compared to September 30, 2012. The Company believes this decline is the result of timing of large orders. Unit backlog for refuse collection vehicles was down 7.8% at September 30, 2013 compared to September 30, 2012.

Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of the FHTV and FMTV contracts. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the DoD versus its sales to other customers. Approximately 8% of the Company's September 30, 2013 backlog is not expected to be filled in fiscal 2014.

Financial Market Risk

The Company is exposed to market risk from changes in interest rates, certain commodity prices and foreign currency exchange rates. To reduce the risk from changes in foreign currency exchange and interest rates, the Company selectively uses financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for speculative purposes.

Interest Rate Risk. The Company's earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term market interest rates. In this regard, changes in U.S. and off-shore interest rates affect interest payable on the Company's borrowings under its Credit Agreement. Based on debt outstanding at September 30, 2013, a 100 basis point increase or decrease in the average cost of the Company's variable rate debt would increase or decrease annual pre-tax interest expense by approximately $4.6 million.

The table below provides information about the Company's debt obligations, which are sensitive to changes in interest rates (dollars in millions):

	Expected Maturity Date							
Liabilities	**2014**	**2015**	**2016**	**2017**	**2018**	**Thereafter**	**Total**	**Fair Value**
Long-term debt:								
Variable rate ($US)	$ 65.0	$ 48.8	$ 341.2	$ —	$ —	$ —	$ 455.0	$ 449.3
Average interest rate	1.7832%	2.0361%	2.6513%	—%	—%	—%	2.4614%	
Fixed rate ($US)	$ —	$ —	$ —	$ 250.0	$ —	$ 250.0	$ 500.0	$ 542.5
Average interest rate	8.3750%	8.3750%	8.3750%	8.4479%	8.5000%	8.5000%	8.4740%	

The table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at the reporting date.

Commodity Price Risk. The Company is a purchaser of certain commodities, including steel, aluminum and composites. In addition, the Company is a purchaser of components and parts containing various commodities, including steel, aluminum, rubber and others which are integrated into the Company's end products. The Company generally buys these commodities and components based upon market prices that are established with the vendor as part of the purchase process. The Company does not use commodity financial instruments to hedge commodity prices.

The Company generally obtains firm quotations from its suppliers for a significant portion of its orders under firm, fixed-price contracts in its defense segment. In the Company's access equipment, fire & emergency and commercial segments, the Company generally attempts to obtain firm pricing from most of its suppliers, consistent with backlog requirements and/or forecasted annual sales. To the extent that commodity prices increase and the Company does not have firm pricing from its suppliers, or its suppliers are not able to honor such prices, then the Company may experience margin declines to the extent it is not able to increase selling prices of its products.

Foreign Currency Risk. The Company's operations consist of manufacturing in the U.S., Belgium, Canada, France, Australia, Romania and China and sales and limited vehicle body mounting activities on six continents. In addition, the Company manufactures products through an investment in a joint venture in Mexico. International sales comprised approximately 21% of overall net sales in fiscal 2013, of which approximately 84% involved exports from the U.S. The majority of export sales in fiscal 2013 were denominated in U.S. dollars. As a result of the manufacture and sale of the Company's products in foreign markets, the Company's earnings are affected by fluctuations in the value of foreign currencies in which certain of the Company's transactions are denominated as compared to the value of the U.S. dollar. The Company's operating results are principally exposed to changes in exchange rates between the U.S. dollar and the European currencies, primarily the Euro and the U.K. pound sterling, changes between the U.S. dollar and the Australian dollar, changes between the U.S. dollar and the Brazilian real and changes between the U.S. dollar and the Chinese Renminbi.

The Company enters into certain forward foreign currency exchange contracts to mitigate the Company's foreign currency exchange risk on monetary assets or liabilities. These contracts qualify as derivative instruments under FASB ASC Topic 815, *Derivatives and Hedging*; however, the Company has not designated all of these instruments as hedge transactions under ASC Topic 815. Accordingly, the mark-to-market impact of these derivatives is recorded each period to current earnings along with the offsetting foreign currency transaction gain/loss recognized on the related balance sheet exposure. At September 30, 2013, the Company was managing $121.7 million (notional) of foreign currency contracts, none of which were designated as accounting hedges and all of which settle within 60 days.

The following table quantifies outstanding forward foreign exchange contracts intended to hedge non-U.S. dollar denominated cash, receivables and payables and the corresponding impact on the value of these instruments assuming a 10% appreciation/depreciation of the U.S. dollar relative to all other currencies on September 30, 2013 (dollars in millions):

				Foreign Exchange Gain/(Loss) From:	
	Notional Amount	Average Contractual Exchange Rate	Fair Value	10% Appreciation of U.S. Dollar	10% Depreciation of U.S. Dollar
Sell Euro / Buy USD	$ 67.4	1.3224	$ (1.5)	$ 6.9	$ (6.9)
Sell USD / Buy Euro	20.3	1.3496	—	(2.0)	2.0
Sell AUD / Buy USD	19.2	0.9187	(0.3)	1.9	(1.9)
Sell GBP / Buy Euro	6.8	0.8405	—	—	—
Sell Euro / Buy SEK	4.5	8.6898	—	—	—
Sell USD / Buy GBP	3.5	1.5798	0.1	(0.4)	0.4

As previously noted, the Company's policy prohibits the trading of financial instruments for speculative purposes or the use of leveraged instruments. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying receivables and payables.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Market Risk" contained in Item 7 of this Form 10-K is hereby incorporated by reference in answer to this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oshkosh Corporation
Oshkosh, Wisconsin

We have audited the accompanying consolidated balance sheets of Oshkosh Corporation and subsidiaries (the "Company") as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended September 30, 2013. Our audits also included the consolidated financial statement schedule listed in the Table of Contents at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oshkosh Corporation and subsidiaries at September 30, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 13, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ Deloitte & Touche LLP

Milwaukee, Wisconsin
November 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oshkosh Corporation
Oshkosh, Wisconsin

We have audited the internal control over financial reporting of Oshkosh Corporation and subsidiaries (the "Company") as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended September 30, 2013 of the Company and our report dated November 13, 2013 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/S/ Deloitte & Touche LLP

Milwaukee, Wisconsin
November 13, 2013

OSHKOSH CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share amounts)

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net sales	$ 7,665.1	$ 8,141.1	$ 7,538.5
Cost of sales	6,473.3	7,134.2	6,447.2
Gross income	1,191.8	1,006.9	1,091.3
Operating expenses:			
Selling, general and administrative	620.5	561.5	503.9
Amortization of purchased intangibles	56.6	57.7	59.3
Intangible asset impairment charges	9.0	—	2.0
Total operating expenses	686.1	619.2	565.2
Operating income	505.7	387.7	526.1
Other income (expense):			
Interest expense	(66.0)	(75.2)	(90.2)
Interest income	11.4	1.9	4.7
Miscellaneous, net	(6.1)	(5.2)	1.5
Income from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	445.0	309.2	442.1
Provision for income taxes	131.7	65.2	151.6
Income from continuing operations before equity in earnings of unconsolidated affiliates	313.3	244.0	290.5
Earnings of unconsolidated affiliates	3.0	2.3	0.5
Income from continuing operations, net of tax	316.3	246.3	291.0
Discontinued operations (Note 3):			
Income (loss) from discontinued operations	2.6	(28.3)	(25.6)
Income tax benefit (provision)	(0.9)	13.9	8.0
Income (loss) from discontinued operations, net of tax	1.7	(14.4)	(17.6)
Net income	318.0	231.9	273.4
Net income attributable to noncontrolling interest	—	(1.1)	—
Net income attributable to Oshkosh Corporation	$ 318.0	$ 230.8	$ 273.4
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-basic:			
From continuing operations	$ 3.58	$ 2.68	$ 3.20
From discontinued operations	0.02	(0.16)	(0.19)
	$ 3.60	$ 2.52	$ 3.01
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-diluted:			
From continuing operations	$ 3.53	$ 2.67	$ 3.18
From discontinued operations	0.02	(0.16)	(0.19)
	$ 3.55	$ 2.51	$ 2.99

The accompanying notes are an integral part of these financial statements

OSHKOSH CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net income	$ 318.0	$ 231.9	$ 273.4
Other comprehensive income (loss), net of tax:			
Change in fair value of derivative instruments	—	1.4	9.2
Employee pension and postretirement benefits	76.6	31.1	(33.8)
Currency translation adjustments	10.2	(11.3)	(4.8)
Total other comprehensive income (loss), net of tax	86.8	21.2	(29.4)
Comprehensive income	404.8	253.1	244.0
Comprehensive income attributable to noncontrolling interest	—	(1.1)	—
Comprehensive income attributable to Oshkosh Corporation	$ 404.8	$ 252.0	$ 244.0

The accompanying notes are an integral part of these financial statements

OSHKOSH CORPORATION
CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share amounts)

	September 30,	
	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 733.5	$ 540.7
Receivables, net	794.3	1,018.6
Inventories, net	822.0	937.5
Deferred income taxes, net	67.6	69.9
Prepaid income taxes	100.4	98.0
Other current assets	35.6	29.8
Total current assets	2,553.4	2,694.5
Investment in unconsolidated affiliates	20.9	18.8
Property, plant and equipment, net	362.2	369.9
Goodwill	1,041.0	1,033.8
Purchased intangible assets, net	714.7	775.4
Other long-term assets	73.5	55.4
Total assets	$ 4,765.7	$ 4,947.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Revolving credit facility and current maturities of long-term debt	$ 65.0	$ —
Accounts payable	531.7	683.3
Customer advances	294.4	510.4
Payroll-related obligations	146.9	130.1
Accrued warranty	101.3	95.0
Deferred revenue	23.8	113.0
Other current liabilities	217.6	172.7
Total current liabilities	1,380.7	1,704.5
Long-term debt, less current maturities	890.0	955.0
Deferred income taxes, net	143.0	129.6
Other long-term liabilities	244.2	305.2
Commitments and contingencies		
Shareholders' Equity:		
Preferred Stock ($.01 par value; 2,000,000 shares authorized; none issued and outstanding)	—	—
Common Stock ($.01 par value; 300,000,000 shares authorized; 92,101,465 and 92,086,465 shares issued, respectively)	0.9	0.9
Additional paid-in capital	725.6	703.5
Retained earnings	1,581.5	1,263.5
Accumulated other comprehensive loss	(14.6)	(101.4)
Common Stock in treasury, at cost (5,566,890 and 528,695 shares, respectively)	(185.6)	(13.0)
Total shareholders' equity	2,107.8	1,853.5
Total liabilities and shareholders' equity	$ 4,765.7	$ 4,947.8

The accompanying notes are an integral part of these financial statements

OSHKOSH CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(In millions)

	Oshkosh Corporation's Shareholders						
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury at Cost	Non-Controlling Interest	Total
Balance at September 30, 2010	$ 0.9	$ 659.7	$ 759.2	$ (93.2)	$ —	$ 0.2	$ 1,326.8
Net income	—	—	273.4	—	—	—	273.4
Change in fair value of derivative instruments, net of tax of $0.7	—	—	—	(1.4)	—	—	(1.4)
Derivative losses reclassified into earnings from other comprehensive income, net of tax of $6.0	—	—	—	10.6	—	—	10.6
Employee pension and postretirement benefits, net of tax of $19.8	—	—	—	(33.8)	—	—	(33.8)
Currency translation adjustments, net	—	—	—	(4.8)	—	—	(4.8)
Exercise of stock options	—	7.8	—	—	0.2	—	8.0
Stock-based compensation expense	—	15.5	—	—	—	—	15.5
Tax benefit related to stock-based compensation	—	2.5	—	—	—	—	2.5
Other	—	0.1	0.1	—	(0.3)	(0.1)	(0.2)
Balance at September 30, 2011	0.9	685.6	1,032.7	(122.6)	(0.1)	0.1	1,596.6
Net income	—	—	230.8	—	—	1.1	231.9
Derivative losses reclassified into earnings from other comprehensive income, net of tax of $0.8	—	—	—	1.4	—	—	1.4
Employee pension and postretirement benefits, net of tax of $17.9	—	—	—	31.1	—	—	31.1
Currency translation adjustments, net	—	—	—	(11.3)	—	—	(11.3)
Repurchases of common stock	—	—	—	—	(13.3)	—	(13.3)
Exercise of stock options	—	2.0	—	—	1.6	—	3.6
Stock-based compensation expense	—	18.5	—	—	—	—	18.5
Tax benefit related to stock-based compensation	—	(2.7)	—	—	—	—	(2.7)
Other	—	0.1	—	—	(1.2)	(1.2)	(2.3)
Balance at September 30, 2012	0.9	703.5	1,263.5	(101.4)	(13.0)	—	1,853.5
Net income	—	—	318.0	—	—	—	318.0
Employee pension and postretirement benefits, net of tax of $44.6	—	—	—	76.6	—	—	76.6
Currency translation adjustments, net	—	—	—	10.2	—	—	10.2
Repurchases of common stock	—	—	—	—	(201.8)	—	(201.8)
Exercise of stock options	—	(0.5)	—	—	31.9	—	31.4
Stock-based compensation expense	—	24.4	—	—	—	—	24.4
Tax benefit related to stock-based compensation	—	(1.0)	—	—	—	—	(1.0)
Other	—	(0.8)	—	—	(2.7)	—	(3.5)
Balance at September 30, 2013	$ 0.9	$ 725.6	$ 1,581.5	$ (14.6)	$ (185.6)	$ —	$ 2,107.8

The accompanying notes are an integral part of these financial statements

OSHKOSH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Year Ended September 30,		
	2013	2012	2011
Operating activities:			
Net income	$ 318.0	$ 231.9	$ 273.4
Intangible asset impairment charges	9.0	—	4.8
Loss on sale of discontinued operations	—	4.4	—
Depreciation and amortization	126.8	130.9	144.4
Stock-based compensation expense	24.4	18.5	15.5
Deferred income taxes	(30.4)	(60.2)	10.0
Earnings of unconsolidated affiliates	(3.0)	(3.6)	(0.8)
Dividends from equity method investments	1.5	6.5	—
(Gain) loss on sale of assets	0.2	(0.2)	(3.8)
Foreign currency transaction (gains) losses	(1.8)	(1.2)	6.9
Changes in operating assets and liabilities:			
Receivables, net	236.5	63.2	(210.0)
Inventories, net	113.1	(161.9)	58.8
Other current assets	(5.6)	(2.4)	(6.1)
Accounts payable	(156.0)	(72.2)	54.2
Customer advances	(216.0)	44.2	95.4
Payroll-related obligations	13.6	20.1	(16.6)
Income taxes	1.4	(72.0)	(8.4)
Deferred revenue	(89.3)	74.6	(38.7)
Other current liabilities	33.3	9.0	(27.2)
Other long-term assets and liabilities	62.3	38.7	35.9
Total changes in operating assets and liabilities	(6.7)	(58.7)	(62.7)
Net cash provided by operating activities	438.0	268.3	387.7
Investing activities:			
Additions to property, plant and equipment	(46.0)	(55.9)	(82.3)
Additions to equipment held for rental	(13.9)	(8.4)	(3.9)
Contribution to rabbi trust	(19.4)	—	—
Proceeds from sale of property, plant and equipment	0.1	7.6	1.5
Proceeds from sale of equipment held for rental	7.5	3.7	20.2
Proceeds from sale of equity method investments	—	8.7	—
Other investing activities	(3.1)	2.5	(3.8)
Net cash used by investing activities	(74.8)	(41.8)	(68.3)
Financing activities:			
Repayment of long-term debt	—	(105.1)	(91.4)
Repayments of revolving credit facility	—	—	(150.0)
Repurchases of common stock	(201.8)	(13.3)	—
Debt issuance/amendment costs	—	(3.1)	(0.1)
Proceeds from exercise of stock options	31.4	3.6	8.0
Other financing activities	0.4	0.6	2.0
Net cash used by financing activities	(170.0)	(117.3)	(231.5)
Effect of exchange rate changes on cash	(0.4)	3.0	1.6
Increase in cash and cash equivalents	192.8	112.2	89.5
Cash and cash equivalents at beginning of year	540.7	428.5	339.0
Cash and cash equivalents at end of year	$ 733.5	$ 540.7	$ 428.5
Supplemental disclosures:			
Cash paid for interest	$ 61.1	$ 69.9	$ 86.1
Cash paid for income taxes	157.0	179.1	128.2

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Oshkosh Corporation and its subsidiaries (the "Company") are leading manufacturers of a wide variety of specialty vehicles and vehicle bodies for the Americas and global markets. "Oshkosh" refers to Oshkosh Corporation, not including its subsidiaries. The Company sells its products into four principal vehicle markets — access equipment, defense, fire & emergency and commercial. The access equipment business is conducted through its wholly-owned subsidiary, JLG Industries, Inc. and its wholly-owned subsidiaries ("JLG") and JerrDan Corporation ("JerrDan"). JLG holds, along with an unaffiliated third-party, a 50% interest in a joint venture in The Netherlands, RiRent Europe, B.V. ("RiRent"). The defense business is conducted principally through the operations of Oshkosh. The Company's fire & emergency business is principally conducted through its wholly-owned subsidiaries Pierce Manufacturing Inc. ("Pierce"), the airport products division of Oshkosh and Kewaunee Fabrications, LLC ("Kewaunee"). The Company's commercial business is principally conducted through its wholly-owned subsidiaries, McNeilus Companies, Inc. ("McNeilus"), Concrete Equipment Company, Inc. and its wholly-owned subsidiary ("CON-E-CO"), London Machinery Inc. and its wholly-owned subsidiary ("London"), Iowa Mold Tooling Co., Inc. ("IMT") and the commercial division of Oshkosh. McNeilus owns a 49% interest in Mezcladores Trailers de Mexico, S.A. de C.V. ("Mezcladores"), which manufactures and markets concrete mixers, concrete batch plants and refuse collection vehicles in Mexico.

In March 2013, the Company discontinued production of ambulances, which were sold under the Medtec brand name. Medtec was previously included in the Company's fire & emergency segment. The historical operating results of Medtec have been reclassified and are presented in "Income (loss) from discontinued operations, net of tax" in the Consolidated Statements of Income for all periods. See Note 3 of the Notes to Consolidated Financial Statements for further information regarding the sales of ambulances.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Presentation — The consolidated financial statements include the accounts of Oshkosh and all of its majority-owned or controlled subsidiaries and are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for its 50% voting interest in RiRent and its 49% interest in Mezcladores under the equity method.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — The Company recognizes revenue on equipment and parts sales when contract terms are met, collectability is reasonably assured and a product is shipped or risk of ownership has been transferred to and accepted by the customer. Revenue from service agreements is recognized as earned, when services have been rendered. Appropriate provisions are made for discounts, returns and sales allowances. Sales are recorded net of amounts invoiced for taxes imposed on the customer such as excise or value-added taxes.

Sales to the U.S. government of non-commercial products manufactured to the government's specifications are recognized using the units-of-delivery measure under the percentage-of-completion accounting method as units are accepted by the government. Under the units-of-delivery measure, the Company records sales as units are accepted by the U.S. Department of Defense ("DoD") based on unit sales values stated in the respective contracts. Costs of sales are based on actual costs incurred to produce the units delivered under the contract. Approximately 31% of the Company's revenues for fiscal 2013 were recognized under the percentage-of-completion accounting method.

The Company invoices the government as the units are formally accepted. Deferred revenue arises from amounts received in advance of the culmination of the earnings process and is recognized as revenue in future periods when the applicable revenue recognition criteria have been met. Due to a shortage in tires at one of the Company's suppliers, the defense segment was unable to complete production of certain vehicles sufficiently to recognize revenue at September 30, 2012 and had deferred the revenue on these vehicles. Revenue was recognized during fiscal 2013 once tires were obtained and added to the vehicles such that the earnings process was complete.

The Company includes amounts representing contract change orders, claims or other items in sales only when they can be reliably estimated and realization is probable. The Company charges anticipated losses on contracts or programs in progress to earnings when identified. Bid and proposal costs are expensed as incurred.

Shipping and Handling Fees and Costs — Revenue received from shipping and handling fees is reflected in net sales. Shipping and handling fee revenue was not significant for any period presented. Shipping and handling costs are included in cost of sales.

Warranty — Provisions for estimated warranty and other related costs are recorded in cost of sales at the time of sale and are periodically adjusted to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring Company obligations under the warranty plans. Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts, labor and sometimes travel for any field retrofit campaigns. The Company's estimates are based on historical experience, the extent of pre-production testing, the number of units involved and the extent of features/components included in product models. Also, each quarter, the Company reviews actual warranty claims experience to determine if there are systemic defects that would require a field campaign. The Company recognizes the revenue from sales of extended warranties over the life of the contracts.

Research and Development and Similar Costs — Except for customer sponsored research and development costs incurred pursuant to contracts (generally with the DoD), research and development costs are expensed as incurred and included in cost of sales. Research and development costs charged to expense amounted to $112.9 million, $109.1 million and $99.9 million during fiscal 2013, 2012 and 2011, respectively. Customer sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Advertising — Advertising costs are included in selling, general and administrative expense and are expensed as incurred. These expenses totaled $17.1 million, $13.1 million and $15.5 million in fiscal 2013, 2012 and 2011, respectively.

Environmental Remediation Costs — The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as liabilities on the accompanying consolidated balance sheets. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

Stock-Based Compensation — The Company recognizes stock-based compensation using the fair value provisions prescribed by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, *Compensation — Stock Compensation*. Accordingly, compensation costs for awards of stock-based compensation settled in shares are determined based on the fair value of the share-based instrument at the time of grant and are recognized as expense over the vesting period of the share-based instrument. See Note 17 of the Notes to Consolidated Financial Statements for information regarding the Company's stock-based incentive plans.

Income Taxes — Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company evaluates uncertain income tax positions in a two-step process. The first step is recognition, where the Company evaluates whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company's estimates. In future periods, changes in facts and circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in results of operations and financial position in the period in which such changes occur.

Approximately 2% of the Company's cash and cash equivalents at September 30, 2013 was located outside the United States. Income taxes are provided on financial statement earnings of non-U.S. subsidiaries expected to be repatriated. The Company determines annually the amount of undistributed non-U.S. earnings to invest indefinitely in its non-U.S. operations. As a result of anticipated cash requirements in foreign subsidiaries, the Company currently believes that all earnings of non-U.S. subsidiaries will be reinvested indefinitely to finance foreign activities. Accordingly, no deferred income taxes have been provided for the repatriation of those earnings.

Fair Value of Financial Instruments — Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable and accrued liabilities approximated fair value as of September 30, 2013 and 2012. See Note 16 of the Notes to Consolidated Financial Statements for additional fair value information.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents at September 30, 2013 consisted principally of bank deposits and money market instruments.

Receivables — Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits related to revenues on long-term contracts with the U.S. government that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for estimated losses resulting from the inability or unwillingness of customers to make required payments. The accrual for estimated losses is based on the Company's historical experience, existing economic conditions and any specific customer collection issues the Company has identified. Account balances are charged against the allowance when the Company determines it is probable the receivable will not be recovered.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and guarantees of certain customers' obligations under deferred payment contracts and lease purchase agreements.

The Company maintains cash and cash equivalents, and other financial instruments, with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade and lease receivables are with the U.S. government, with rental companies globally, with companies in the ready-mix concrete industry, with municipalities and with several large waste haulers in the United States. The Company continues to monitor credit risk associated with its trade receivables.

Inventories — Inventories are stated at the lower of cost or market. Cost has been determined using the last-in, first-out ("LIFO") method for 85.4% of the Company's inventories at September 30, 2013 and 78.6% at September 30, 2012. For the remaining inventories, cost has been determined using the first-in, first-out ("FIFO") method.

Performance-Based Payments — The Company's contracts with the DoD to deliver heavy-payload tactical vehicles (Family of Heavy Tactical Vehicles and Logistic Vehicle System Replacement) and medium-payload tactical vehicles (Family of Medium Tactical Vehicles and Medium Tactical Vehicle Replacement), as well as certain other defense-related contracts, include requirements for "performance-based payments." The performance-based payment provisions in the contracts require the DoD to pay the Company based on the completion of certain pre-determined events in connection with the production under these contracts. Performance-based payments received are first applied to reduce outstanding receivables for units accepted in accordance with contractual terms, with any remaining amount recorded as an offset to inventory to the extent of related inventory on hand. Amounts received in excess of receivables and inventories are included in liabilities as customer advances.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements, from 4 to 25 years for machinery and equipment and from 3 to 10 years for capitalized software and related costs. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is immaterial for all periods presented. All capitalized interest has been added to the cost of the underlying assets and is amortized over the useful lives of the assets.

Goodwill — Goodwill reflects the cost of an acquisition in excess of the aggregate fair value assigned to identifiable net assets acquired. Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events or "indicators of potential impairment" occur. The Company performs its annual impairment test in the fourth quarter of its fiscal year. The Company evaluates the recoverability of goodwill by estimating the fair value of the businesses to which the goodwill relates. Estimated cash flows and related goodwill are grouped at the reporting unit level. A reporting unit is an operating segment or, under certain circumstances, a component of an operating segment that constitutes a business. When the fair value of the reporting unit is less than the carrying value of the reporting unit, a further analysis is performed to measure and recognize the amount of the impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. In fiscal 2011, the Company recorded non-cash impairment charges of $4.3 million, of which $2.3 million related to discontinued operations.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. The Company evaluates the recoverability of goodwill utilizing the income approach and the market approach. The Company weighted the income approach more heavily (75%) as the income approach uses long-term estimates that consider the expected operating profit of each reporting unit during periods where residential and non-residential construction and other macroeconomic indicators are nearer historical averages. The Company believes the income approach more accurately considers the expected recovery in the U.S. and European construction markets than the market approach. Under the income approach, the Company determines fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Estimated future cash flows are based on the Company's internal projection models, industry projections and other assumptions deemed reasonable by management. Rates used to discount estimated cash flows correspond to the Company's cost of capital, adjusted for risk where appropriate, and are dependent upon interest rates at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Under the market approach, the Company derives the fair value of its reporting units based on revenue and earnings multiples of comparable publicly-traded companies. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Impairment of Long-Lived Assets — Property, plant and equipment and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-amortizable trade names are assessed for impairment at least annually and as triggering events or "indicators of potential impairment" occur. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In fiscal 2013 and 2011, the Company recorded non-cash impairment charges related to purchased intangible assets of $9.0 million and $0.5 million, respectively. The fiscal 2011 non-cash impairment charge related to discontinued operations.

Floor Plan Notes Payable — Floor plan notes payable represent liabilities related to the purchase of commercial vehicle chassis upon which the Company mounts its manufactured vehicle bodies. Floor plan notes payable are non-interest bearing for terms ranging up to 120 days and must be repaid upon the sale of the vehicle to a customer. The Company's practice is to repay all floor plan notes for which the non-interest bearing period has expired without sale of the vehicle to a customer.

Customer Advances — Customer advances include amounts received in advance of the completion of fire & emergency and commercial vehicles. Most of these advances bear interest at variable rates approximating the prime rate. Advances also include any performance-based payments received from the DoD in excess of the value of related inventory. Advances from the DoD are non-interest bearing. See the discussion above regarding performance-based payments.

Foreign Currency Translation — All balance sheet accounts have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate during the period in which the transactions occurred. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)." Foreign currency transaction gains or losses are included in "Miscellaneous, net" in the Consolidated Statements of Income. The Company recorded net foreign currency transaction gains (losses) related to continuing operations of $(5.9) million, $(5.1) million and $0.3 million in fiscal 2013, 2012 and 2011, respectively.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred income taxes. Changes in fair value of derivatives not qualifying as hedges are reported in income. Cash flows from derivatives that are accounted for as cash flow or fair value hedges are included in the Consolidated Statements of Cash Flows in the same category as the item being hedged.

Recent Accounting Pronouncements — In June 2011, the FASB amended ASC Topic 220, *Comprehensive Income*, to require all non-owner changes in shareholders' equity to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Under this amendment, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is no longer permitted to present the components of other comprehensive income as part of the statement of equity. The Company adopted the new presentation requirements as of October 1, 2012. The adoption of the new presentation requirements did not have a material impact on the Company's financial condition, results of operations or cash flows.

3. Discontinued Operations

In April 2012, the Company discontinued production of mobile medical trailers in the United States, which were sold under the Oshkosh Specialty Vehicles brand name. In August 2012, the Company sold its interest in Oshkosh Specialty Vehicles (UK), Limited and AK Specialty Vehicles B.V. and its wholly-owned subsidiary (together "SMIT"), for nominal cash consideration. In March 2013, the Company discontinued production of ambulances, which were sold under the Medtec brand name. Each of these businesses were previously included in the Company's fire & emergency segment. Due to the sale and/or closure of these businesses, they have been segregated from continuing operations and reported as discontinued operations in the Consolidated Statements of Income for all periods.

In fiscal 2012, the Company settled an income tax audit, which resulted in the release of previously accrued amounts for uncertain tax positions related to worthless stock and bad debt deductions claimed in fiscal 2009 associated with its discontinued operations. Fiscal 2012 results from discontinued operations include a $6.1 million income tax benefit related to this audit settlement.

Results of discontinued operations were as follows (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net sales	$ 20.6	$ 52.2	$ 46.2
Cost of sales	18.5	66.1	57.8
Gross income (loss)	2.1	(13.9)	(11.6)
Operating expenses:			
Selling, general and administrative	(0.9)	8.7	9.3
Amortization of purchased intangibles	—	0.5	1.5
Intangible asset impairment charges	—	—	2.8
Total operating expenses	(0.9)	9.2	13.6
Operating income (loss)	3.0	(23.1)	(25.2)
Other expense	(0.4)	(0.8)	(0.4)
Income (loss) before income taxes	2.6	(23.9)	(25.6)
Provision for (benefit from) income taxes	0.9	(13.9)	(8.0)
Income (loss) from operations, net of tax	1.7	(10.0)	(17.6)
Loss on sale of discontinued operations	—	(4.4)	—
Income (loss) from discontinued operations, net of tax	$ 1.7	$ (14.4)	$ (17.6)

4. Receivables

Receivables consisted of the following (in millions):

	September 30,	
	2013	2012
U.S. government:		
Amounts billed	$ 118.3	$ 99.2
Cost and profits not billed	31.7	251.7
	150.0	350.9
Other trade receivables	607.6	633.0
Finance receivables	3.3	5.2
Notes receivable	22.2	24.6
Other receivables	51.4	35.6
	834.5	1,049.3
Less allowance for doubtful accounts	(20.4)	(18.0)
	$ 814.1	$ 1,031.3

Costs and profits not billed includes undefinitized change orders on existing long-term contracts and "not-to-exceed" undefinitized contracts whereby the Company cannot invoice the customer the full price under the contract or contract change order until such contract or change order is definitized and agreed to with the customer following a review of costs under such a contract or change order, even though the contract deliverables may have been met. Definitization of a change order on an existing long-term contract or a sole source contract begins when the U.S. government customer undertakes a detailed review of the Company's submitted costs and proposed margin related to the contract and concludes with a final change order. The Company recognizes revenue on undefinitized contracts to the extent that it can reasonably and reliably estimate the expected final contract price and when collectability is reasonably assured. At September 30, 2013 and 2012, the Company had recorded $5.1 million and $83.4 million, respectively, of revenue on contracts which remained undefinitized as of that date. To the extent that contract definitization results in changes to previously estimated or incurred costs or revenues, the Company records those adjustments as a change in estimate. The Company recorded revenue of $13.8 million and $7.8 million during fiscal 2013 and

2012, respectively, related to changes in estimates on the definitization of contracts. The changes increased net income by $6.6 million, or $0.07 per share, and $5.0 million, or $0.05 per share, in fiscal 2013 and 2012, respectively.

Classification of receivables in the Consolidated Balance Sheets consisted of the following (in millions):

	September 30,	
	2013	2012
Current receivables	$ 794.3	$ 1,018.6
Long-term receivables	19.8	12.7
	$ 814.1	$ 1,031.3

Finance and notes receivable aging and accrual status consisted of the following (in millions):

	September 30,			
	Finance Receivables		Notes Receivables	
	2013	2012	2013	2012
Aging of receivables that are past due:				
Greater than 30 days and less than 60 days	$ —	$ 0.1	$ —	$ —
Greater than 60 days and less than 90 days	—	—	—	—
Greater than 90 days	—	1.3	—	—
Receivables on nonaccrual status	0.6	3.4	20.2	19.0
Receivables past due 90 days or more and still accruing	—	—	—	—
Receivables subject to general reserves	3.3	1.5	—	—
Allowance for doubtful accounts	—	—	—	—
Receivables subject to specific reserves	—	3.7	22.2	24.6
Allowance for doubtful accounts	—	(1.4)	(11.0)	(8.0)

Finance Receivables: Finance receivables represent sales-type leases resulting from the sale of the Company's products and the purchase of finance receivables from lenders pursuant to customer defaults under program agreements with finance companies. Finance receivables originated by the Company generally include a residual value component. Residual values are determined based on the expectation that the underlying equipment will have a minimum fair market value at the end of the lease term. This residual value accrues to the Company at the end of the lease. The Company uses its experience and knowledge as an original equipment manufacturer and participant in end markets for the related products along with third-party studies to estimate residual values. The Company monitors these values for impairment on a periodic basis and reflects any resulting reductions in value in current earnings. Finance receivables are written down if management determines that the specific borrower does not have the ability to repay the loan amounts due in full.

Delinquency is the primary indicator of credit quality of finance receivables. The Company maintains a general allowance for finance receivables considered doubtful of future collection based upon historical experience. Additional allowances are established based upon the Company's perception of the quality of the finance receivables, including the length of time the receivables are past due, past experience of collectability and underlying economic conditions. In circumstances where the Company believes collectability is no longer reasonably assured, a specific allowance is recorded to reduce the net recognized receivable to the amount reasonably expected to be collected. The terms of the finance agreements generally give the Company the ability to take possession of the underlying collateral. The Company may incur losses in excess of recorded allowances if the financial condition of its customers were to deteriorate or the full amount of any anticipated proceeds from the sale of the collateral supporting its customers' financial obligations is not realized.

Notes Receivable: Notes receivable include amounts related to refinancing of trade accounts and finance receivables. As of September 30, 2013, approximately 90% of the notes receivable balance outstanding was due from two parties. The Company routinely evaluates the creditworthiness of its customers and establishes reserves where the Company believes collectability is no longer reasonably assured. Notes receivable are written down if management determines that the specific borrower does not have the ability to repay the loan in full. Certain notes receivable are collateralized by a security interest in the underlying assets and/or other assets owned by the debtor. The Company may incur losses in excess of recorded allowances if the financial condition of its customers were to deteriorate or the full amount of any anticipated proceeds from the sale of the collateral supporting its customers' financial obligations is not realized.

Quality of Finance and Notes Receivable: The Company does not accrue interest income on finance and notes receivable in circumstances where the Company believes collectability is no longer reasonably assured. Any cash payments received on nonaccrual finance and notes receivable are applied first to the principal balances. The Company does not resume accrual of interest income until the customer has shown that it is capable of meeting its financial obligations by making timely payments over a sustained period of time. During fiscal 2013, the Company recognized interest income of $9.9 million as a result of the receipt of payment from a customer on a note receivable that was on nonaccrual status. The Company determines past due or delinquency status based upon the due date of the receivable.

Receivables subject to specific reserves also include loans that the Company has modified in troubled debt restructurings as a concession to customers experiencing financial difficulty. To minimize the economic loss, the Company may modify certain finance and notes receivable. Modifications generally consist of restructured payment terms and time frames in which no payments are required. At September 30, 2013, restructured finance receivables and notes receivables were $1.2 million and $20.2 million, respectively. Losses on troubled debt restructurings were not significant during fiscal 2013, 2012 or 2011. The Company restructured a $19.0 million outstanding note receivable in fiscal 2012 through a combination of extended payment terms, commitment by the customer to purchase an agreed upon quantity of equipment over a specified time horizon and a reduced payment obligation if the customer meets the equipment purchase and repayment schedule.

Changes in the Company's allowance for doubtful accounts were as follows (in millions):

	Fiscal Year Ended September 30, 2013			
	Finance Receivables	Notes Receivable	Trade and Other Receivables	Total
Allowance for doubtful accounts at beginning of year	$ 1.4	$ 8.0	$ 8.6	$ 18.0
Provision for doubtful accounts, net of recoveries	(0.4)	3.0	1.2	3.8
Charge-off of accounts	(1.0)	—	(0.4)	(1.4)
Allowance for doubtful accounts at end of year	$ —	$ 11.0	$ 9.4	$ 20.4

	Fiscal Year Ended September 30, 2012			
	Finance Receivables	Notes Receivable	Trade and Other Receivables	Total
Allowance for doubtful accounts at beginning of year	$ 11.5	$ 8.9	$ 9.1	$ 29.5
Provision for doubtful accounts, net of recoveries	(3.4)	(0.4)	1.5	(2.3)
Charge-off of accounts	(6.7)	(0.5)	(1.9)	(9.1)
Disposition of a business	—	—	(0.1)	(0.1)
Allowance for doubtful accounts at end of year	$ 1.4	$ 8.0	$ 8.6	$ 18.0

5. Inventories

Inventories consisted of the following (in millions):

	September 30, 2013	September 30, 2012
Raw materials	$ 428.4	$ 558.0
Partially finished products	272.4	318.3
Finished products	312.6	371.0
Inventories at FIFO cost	1,013.4	1,247.3
Less: Progress/performance-based payments on U.S. government contracts	(114.9)	(238.0)
Excess of FIFO cost over LIFO cost	(76.5)	(71.8)
	$ 822.0	$ 937.5

Title to all inventories related to U.S. government contracts, which provide for progress or performance-based payments, vests with the U.S. government to the extent of unliquidated progress or performance-based payments. Due to a shortage in tires at one of the Company's suppliers, the defense segment was unable to complete production of certain vehicles sufficiently to recognize revenue. These vehicles were included in finished goods at September 30, 2012. The Company recognized revenue relating to the vehicles in fiscal 2013 once tires were obtained and added to the vehicle such that the earnings process was complete.

During fiscal 2013, 2012 and 2011, reductions in FIFO inventory levels resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO inventory liquidations on fiscal 2013, 2012 and 2011 results was to decrease costs of goods sold by $0.7 million, $0.3 million and $1.8 million, respectively, and increase after-tax earnings from continuing operations by $0.5 million ($0.01 per share), $0.2 million ($0.00 per share) and $1.1 million ($0.01 per share), respectively.

6. Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are accounted for under the equity method and consisted of the following (in millions):

	September 30, 2013	September 30, 2012
RiRent (The Netherlands)	$ 11.9	$ 10.5
Other	9.0	8.3
	$ 20.9	$ 18.8

Recorded investments generally represent the Company's maximum exposure to loss as a result of the Company's ownership interest. Earnings or losses are reflected in "Equity in earnings of unconsolidated affiliates" in the Consolidated Statements of Income.

The Company and an unaffiliated third party are joint venture partners in RiRent. RiRent maintains a fleet of access equipment for short-term lease to rental companies throughout most of Europe. The re-rental fleet provides rental companies with equipment to support requirements on short notice. RiRent does not provide services directly to end users. The Company's sales to RiRent were $7.3 million, $5.0 million and $6.5 million in fiscal 2013, 2012 and 2011, respectively. The Company recognizes income on sales to RiRent at the time of shipment in proportion to the outside third-party interest in RiRent and recognizes the remaining income ratably over the estimated useful life of the equipment, which is generally five years. Indebtedness of RiRent is secured by the underlying leases and assets of RiRent. All such RiRent indebtedness is non-recourse to the Company and its partner. Under RiRent's €12.0 million bank credit facility, the partners of RiRent have committed to maintain an overall equity to asset ratio of at least 30.0% (70.1% as of September 30, 2013).

The Company and an unaffiliated third party were partners in Oshkosh/McNeilus Financial Services Partnership ("OMFSP"), a general partnership formed for the purpose of offering lease financing to certain customers of the Company, of which the Company was a 50% owner. OMFSP historically engaged in providing vendor lease financing to certain customers of the Company. During fiscal 2012, the Company sold its interest in OMFSP for an immaterial pre-tax loss. Cash distributions and proceeds from the sale aggregated $16.5 million of which $6.5 million has been reflected as a return of equity.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	September 30,	
	2013	2012
Land and land improvements	$ 47.8	$ 45.8
Buildings	242.6	236.3
Machinery and equipment	583.1	550.6
Equipment on operating lease to others	19.6	23.8
	893.1	856.5
Less accumulated depreciation	(530.9)	(486.6)
	$ 362.2	$ 369.9

Depreciation expense recorded in continuing operations was $65.3 million, $65.5 million and $77.9 million in fiscal 2013, 2012 and 2011, respectively. Included in depreciation expense from continuing operations in fiscal 2013 and 2011 were charges of $0.5 million and $3.4 million, respectively, related to the impairment of long-lived assets. Capitalized interest was insignificant for all reported periods.

Equipment on operating lease to others represents the cost of equipment shipped to customers for whom the Company has guaranteed the residual value and equipment on short-term leases. These transactions are accounted for as operating leases with the related assets capitalized and depreciated over their estimated economic lives of five to ten years. Cost less accumulated depreciation for equipment on operating lease at September 30, 2013 and 2012 was $14.0 million and $9.4 million, respectively.

8. Goodwill and Purchased Intangible Assets

During the fourth quarter of fiscal 2013, the Company performed its annual impairment review relative to goodwill and indefinite-lived intangible assets (principally non-amortizable trade names). The Company performed the valuation analysis with the assistance of a third-party valuation adviser. To derive the fair value of its reporting units, the Company utilized both the income and market approaches. For the annual impairment testing in the fourth quarter of fiscal 2013, the Company used a weighted-average cost of capital, depending on the reporting unit, of 12.5% to 14.5% and a terminal growth rate of 3%. Under the market approach, the Company derived the fair value of its reporting units based on revenue and earnings multiples of comparable publicly-traded companies. As a corroborative source of information, the Company reconciles its estimated fair value to within a reasonable range of its market capitalization, which includes an assumed control premium (an adjustment reflecting an estimated fair value on a control basis), to verify the reasonableness of the fair value of its reporting units obtained through the aforementioned methods. The control premium is estimated based upon control premiums observed in comparable market transactions. To derive the fair value of its trade names, the Company utilized the "relief from royalty" approach.

At July 1, 2013, approximately 88% of the Company's recorded goodwill and indefinite-lived purchased intangibles were concentrated within the JLG reporting unit in the access equipment segment. The impairment model assumes that the U.S. economy and construction spending (and hence access equipment demand) will continue to slowly improve through fiscal 2015. Assumptions utilized in the impairment analysis are highly judgmental. While the Company currently believes that an impairment of intangible assets at JLG is unlikely, events and conditions that could result in the impairment of intangibles at JLG include a sharp decline in economic conditions, pricing pressure on JLG's margins or other factors leading to reductions in expected long-term sales or profitability at JLG. Based on the Company's annual impairment review, the Company concluded that there was no impairment of goodwill. Assumptions utilized in the impairment analysis are highly judgmental, especially given the current period of economic uncertainty. Changes in estimates or the application of alternative assumptions could have produced significantly different results.

The following table presents changes in goodwill during fiscal 2013 and 2012 (in millions):

	Access Equipment	Fire & Emergency	Commercial	Total
Net goodwill at September 30, 2011	$ 912.2	$ 107.9	$ 21.4	$ 1,041.5
Foreign currency translation	(6.1)	—	0.2	(5.9)
Deconsolidation of variable interest entity	—	(1.8)	—	(1.8)
Net goodwill at September 30, 2012	906.1	106.1	21.6	1,033.8
Foreign currency translation	7.4	—	(0.2)	7.2
Net goodwill at September 30, 2013	$ 913.5	$ 106.1	$ 21.4	$ 1,041.0

The following table presents details of the Company's goodwill allocated to the reportable segments (in millions):

	September 30, 2013			September 30, 2012		
	Gross	Accumulated Impairment	Net	Gross	Accumulated Impairment	Net
Access Equipment	$ 1,845.6	$ (932.1)	$ 913.5	$ 1,838.2	$ (932.1)	$ 906.1
Fire & Emergency	114.3	(8.2)	106.1	114.3	(8.2)	106.1
Commercial	197.3	(175.9)	21.4	197.5	(175.9)	21.6
	$ 2,157.2	$ (1,116.2)	$ 1,041.0	$ 2,150.0	$ (1,116.2)	$ 1,033.8

The following table presents the changes in gross purchased intangible assets during fiscal 2013 (in millions):

	September 30, 2012	Disposition	Impairment	Translation	Other	September 30, 2013
Amortizable intangible assets:						
Distribution network	$ 55.4	$ —	$ —	$ —	$ —	$ 55.4
Non-compete	56.9	(0.5)	—	—	—	56.4
Technology-related	100.9	—	—	—	3.0	103.9
Customer relationships	563.8	(1.5)	—	3.9	—	566.2
Other	16.6	—	—	—	—	16.6
	793.6	(2.0)	—	3.9	3.0	798.5
Non-amortizable trade names	396.2	—	(9.0)	—	—	387.2
	$ 1,189.8	$ (2.0)	$ (9.0)	$ 3.9	$ 3.0	$ 1,185.7

The annual impairment review of indefinite-lived intangible assets resulted in a $9.0 million impairment to trade names in the access equipment segment.

Details of the Company's total purchased intangible assets were as follows (in millions):

	September 30, 2013			
	Weighted-Average Life	Gross	Accumulated Amortization	Net
Amortizable intangible assets:				
Distribution network	39.1	$ 55.4	$ (23.7)	$ 31.7
Non-compete	10.5	56.4	(56.1)	0.3
Technology-related	11.9	103.9	(66.8)	37.1
Customer relationships	12.7	566.2	(311.1)	255.1
Other	16.6	16.6	(13.3)	3.3
	14.4	798.5	(471.0)	327.5
Non-amortizable trade names		387.2	—	387.2
		$ 1,185.7	$ (471.0)	$ 714.7

	September 30, 2012			
	Weighted-Average Life	Gross	Accumulated Amortization	Net
Amortizable intangible assets:				
Distribution network	39.1	$ 55.4	$ (22.2)	$ 33.2
Non-compete	10.5	56.9	(55.5)	1.4
Technology-related	12.0	100.9	(58.4)	42.5
Customer relationships	12.7	563.8	(265.5)	298.3
Other	16.5	16.6	(12.8)	3.8
	14.4	793.6	(414.4)	379.2
Non-amortizable trade names		396.2	—	396.2
		$ 1,189.8	$ (414.4)	$ 775.4

When determining the value of customer relationships for purposes of allocating the purchase price of an acquisition, the Company looks at existing customer contracts of the acquired business to determine if they represent a reliable future source of income and hence, a valuable intangible asset for the Company. The Company determines the fair value of the customer relationships based on the estimated future benefits the Company expects from the acquired customer contracts. In performing its evaluation and estimation of the useful lives of customer relationships, the Company looks to the historical growth rate of revenue of the acquired company's existing customers as well as the historical attrition rates.

In connection with the valuation of intangible assets, a 40-year life was assigned to the value of the Pierce distribution network (net book value of $30.4 million at September 30, 2013). The Company believes Pierce maintains the largest North American fire apparatus distribution network. Pierce has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. The useful life of the Pierce distribution network was based on a historical turnover analysis. Non-compete intangible asset lives are based on the terms of the applicable agreements.

Total amortization expense recorded in continuing operations was $56.6 million, $57.7 million and $59.3 million in fiscal 2013, 2012 and 2011, respectively. The estimated future amortization expense of purchased intangible assets for the five years succeeding September 30, 2013 are as follows: 2014 - $55.3 million; 2015 - $54.6 million; 2016 - $54.1 million; 2017 - $45.9 million and 2018 - $38.1 million.

9. Other Long-Term Assets

Other long-term assets consisted of the following (in millions):

	September 30,	
	2013	2012
Rabbi trust	$ 18.9	$ —
Customer notes receivable	16.9	18.8
Deferred finance costs	12.9	17.8
Long-term finance receivables, less current portion	2.0	1.4
Other	30.1	24.8
	80.8	62.8
Less allowance for doubtful notes receivable	(7.3)	(7.4)
	$ 73.5	$ 55.4

The rabbi trust (the "Trust") holds investments to fund certain of the Company's obligations under its nonqualified supplemental executive retirement plan ("SERP"). Trust investments include money market and mutual funds. The Trust assets are subject to claims of the Company's creditors.

Deferred finance costs are amortized using the interest method over the term of the debt. Amortization expense was $4.9 million, $7.0 million (including $2.3 million of amortization related to early debt retirement) and $5.1 million (including $0.1 million of amortization related to early debt retirement) in fiscal 2013, 2012 and 2011, respectively.

10. Leases

Certain administrative and production facilities and equipment are leased under long-term agreements. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property during or at the end of the lease term. Leases generally require the Company to pay for insurance, taxes and maintenance of the property. Leased capital assets included in net property, plant and equipment were immaterial at September 30, 2013 and 2012.

Other facilities and equipment are leased under arrangements that are accounted for as noncancelable operating leases. Total rental expense for property, plant and equipment charged to continuing operations under noncancelable operating leases was $40.2 million, $44.5 million and $41.8 million in fiscal 2013, 2012 and 2011, respectively.

Future minimum lease payments due under operating leases at September 30, 2013 were as follows: 2014 - $23.4 million; 2015 - $18.3 million; 2016 - $14.7 million; 2017 - $11.0 million; 2018 - $6.0 million; and thereafter - $3.6 million.

11. Credit Agreements

The Company was obligated under the following debt instruments (in millions):

	September 30,	
	2013	2012
Senior Secured Term Loan	$ 455.0	$ 455.0
8¼% Senior notes due March 2017	250.0	250.0
8½% Senior notes due March 2020	250.0	250.0
	955.0	955.0
Less current maturities	(65.0)	—
	$ 890.0	$ 955.0

	September 30,	
	2013	2012
Revolving Credit Facility	$ —	$ —
Current maturities of long-term debt	65.0	—
	$ 65.0	$ —

The Company maintains a senior secured credit agreement with various lenders (the "Credit Agreement"). The Credit Agreement provides for (i) a revolving credit facility ("Revolving Credit Facility") that matures in October 2015 with an initial maximum aggregate amount of availability of $525 million and (ii) a $455 million term loan ("Term Loan") facility due in quarterly principal installments of $16.25 million with a balloon payment of $341.25 million due at maturity in October 2015. At September 30, 2013, outstanding letters of credit of $86.0 million reduced available capacity under the Revolving Credit Facility to $439.0 million.

The Company's obligations under the Credit Agreement are guaranteed by certain of its domestic subsidiaries, and the Company will guarantee the obligations of certain of its subsidiaries under the Credit Agreement to the extent such subsidiaries borrow directly under the Credit Agreement. Subject to certain exceptions, the Credit Agreement is secured by (i) a first-priority perfected lien and security interests in substantially all of the personal property of the Company, each material subsidiary of the Company and each subsidiary guarantor, (ii) mortgages upon certain real property of the Company and certain of its domestic subsidiaries and (iii) a pledge of the equity of each material subsidiary and each subsidiary guarantor.

Under the Credit Agreement, the Company must pay (i) an unused commitment fee ranging from 0.25% to 0.50% per annum of the average daily unused portion of the aggregate revolving credit commitments under the Credit Agreement and (ii) a fee ranging from 0.75% to 1.25% per annum of the maximum amount available to be drawn for each performance letter of credit issued and outstanding under the Credit Agreement.

Borrowings under the Credit Agreement bear interest at a variable rate equal to (i) LIBOR plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied, or (ii) for dollar-denominated loans only, the base rate (which is the highest of (a) the administrative agent's prime rate, (b) the federal funds rate plus 0.50% or (c) the sum of 1% plus one-month LIBOR) plus a specified margin, which may be adjusted upward or downward depending on whether certain criteria are satisfied. At September 30, 2013, the interest spread on the Revolving Credit Facility and Term Loan was 150 basis points. The weighted-average interest rate on borrowings outstanding under the Term Loan at September 30, 2013 was 1.68%.

The Credit Agreement contains various restrictions and covenants, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company and certain of its subsidiaries to consolidate or merge, create liens, incur additional indebtedness, dispose of assets, consummate acquisitions and make investments in joint ventures and foreign subsidiaries.

The Credit Agreement contains the following financial covenants:

- Leverage Ratio: A maximum leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness to consolidated net income before interest, taxes, depreciation, amortization, non-cash charges and certain other items ("EBITDA")) as of the last day of any fiscal quarter of 4.50 to 1.0.
- Interest Coverage Ratio: A minimum interest coverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated EBITDA to the Company's consolidated cash interest expense) as of the last day of any fiscal quarter of 2.50 to 1.0.
- Senior Secured Leverage Ratio: A maximum senior secured leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated secured indebtedness to the Company's consolidated EBITDA) of 2.75 to 1.0.

The Company was in compliance with the financial covenants contained in the Credit Agreement as of September 30, 2013 and expects to be able to meet the financial covenants contained in the Credit Agreement over the next twelve months.

Additionally, with certain exceptions, the Credit Agreement limits the ability of the Company to pay dividends and other distributions, including repurchases of shares of the Company's Common Stock. However, so long as no event of default exists under the Credit Agreement or would result from such payment, the Company may pay dividends and other distributions after April 1, 2012 in an aggregate amount not exceeding the sum of:

i. $485 million; plus
ii. 50% of the consolidated net income of the Company and its subsidiaries (or if such consolidated net income is a deficit, minus 100% of such deficit), accrued on a cumulative basis during the period beginning on April 1, 2012 and ending on the last day of the fiscal quarter immediately preceding the date of the applicable proposed dividend or distribution; plus
iii. 100% of the aggregate net proceeds received by the Company subsequent to March 31, 2012 either as a contribution to its common equity capital or from the issuance and sale of its Common Stock.

In March 2010, the Company issued $250.0 million of 8¼% unsecured senior notes due March 1, 2017 and $250.0 million of 8½% unsecured senior notes due March 1, 2020 (collectively, the "Senior Notes"). The Senior Notes were issued pursuant to an indenture (the "Indenture") among the Company, the subsidiary guarantors named therein and a trustee. The Indenture contains customary affirmative and negative covenants. The Company has the option to redeem the Senior Notes due 2017 and Senior Notes due 2020 for a premium after March 1, 2014 and March 1, 2015, respectively. Certain of the Company's subsidiaries fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Notes. See Note 25 of the Notes to Consolidated Financial Statements for separate financial information of the subsidiary guarantors.

The fair value of the long-term debt is estimated based upon the market rate of the Company's debt. At September 30, 2013, the fair value of the Senior Notes was estimated to be $543 million and the fair value of the Term Loan approximated book value.

12. Warranties

The Company's products generally carry explicit warranties that extend from six months to five years, based on terms that are generally accepted in the marketplace. Selected components (such as engines, transmissions, tires, etc.) included in the Company's end products may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products, and the customer would generally deal directly with the component manufacturer. Warranty costs recorded in continuing operations were $57.1 million, $70.4 million and $29.6 million in fiscal 2013, 2012 and 2011, respectively.

Changes in the Company's warranty liability were as follows (in millions):

	Fiscal Year Ended September 30,	
	2013	2012
Balance at beginning of year	$ 95.0	$ 75.0
Warranty provisions	52.8	58.8
Settlements made	(53.2)	(52.8)
Changes in liability for pre-existing warranties, net	6.5	13.7
Disposition of business	—	(0.1)
Foreign currency translation	0.2	0.4
Balance at end of year	$ 101.3	$ 95.0

Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Changes in the liability for pre-existing warranties during fiscal 2013 and 2012 primarily related to increased warranty costs in the fire & emergency segment. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. At times, warranty issues arise that are beyond the scope of the Company's historical experience. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters in excess of amounts accrued; however, the Company does not expect that any such amounts, while not determinable, would have a material adverse effect on the Company's consolidated financial condition, result of operations or cash flows.

13. Guarantee Arrangements

The Company is party to multiple agreements whereby it guarantees an aggregate of $365.0 million in indebtedness of customers, including $350.4 million under loss pool agreements. The Company estimated that its maximum loss exposure under these contracts at September 30, 2013 was $91.8 million. Under the terms of these and various related agreements and upon the occurrence of certain events, the Company generally has the ability to, among other things, take possession of the underlying collateral. If the financial condition of the customers were to deteriorate and result in their inability to make payments, then additional accruals may be required. While the Company does not expect to experience losses under these agreements that are materially in excess of the amounts reserved, it cannot provide any assurance that the financial condition of the third parties will not deteriorate resulting in the third parties' inability to meet their obligations. In the event that this occurs, the Company cannot guarantee that the collateral underlying the agreements will be sufficient to avoid losses materially in excess of the amounts reserved. Any losses under these guarantees would generally be mitigated by the value of any underlying collateral, including financed equipment, and are generally subject to the finance company's ability to provide the Company clear title to foreclosed equipment and other conditions. During periods of economic weakness, collateral values generally decline and can contribute to higher exposure to losses.

Changes in the Company's credit guarantee liability were as follows (in millions):

	Fiscal Year Ended September 30,	
	2013	2012
Balance at beginning of year	$ 5.0	$ 6.5
Provision for new credit guarantees	2.7	1.9
Settlements made	(0.2)	(0.9)
Changes for pre-existing guarantees, net	(0.4)	(1.4)
Amortization of previous guarantees	(2.7)	(1.0)
Foreign currency translation	(0.1)	(0.1)
Balance at end of year	$ 4.3	$ 5.0

14. Oshkosh Corporation Shareholders' Equity

In July 1995, the Company authorized the repurchase of up to 6.0 million shares of the Company's Common Stock. In July 2012, the Company's Board of Directors increased the repurchase authorization by 4.0 million shares of Common Stock. On November 15, 2012, the Company's Board of Directors further increased the repurchase authorization from the then remaining 6,683,825 shares of Common Stock to 11.0 million shares of Common Stock. During fiscal 2013, the Company repurchased 6,106,847 shares under this authorization at a cost of $201.8 million. As of September 30, 2013, the Company had 4,893,153 shares of Common Stock remaining under this repurchase authorization. The Company is restricted by its Credit Agreement from repurchasing shares in certain situations. See Note 11 of the Notes to Consolidated Financial Statements for information regarding these restrictions.

15. Derivative Financial Instruments and Hedging Activities

The Company has used forward foreign currency exchange contracts ("derivatives") to reduce the exchange rate risk of specific foreign currency denominated transactions. These derivatives typically require the exchange of a foreign currency for U.S. dollars at a fixed rate at a future date. At times, the Company has designated these hedges as either cash flow hedges or fair value hedges under FASB ASC Topic 815, *Derivatives and Hedging.* At September 30, 2013 and 2012, the Company had no forward foreign exchange contracts designated as hedges.

The Company has entered into forward foreign currency exchange contracts to create an economic hedge to manage foreign exchange risk exposure associated with non-functional currency denominated payables resulting from global sourcing activities. The Company has not designated these derivative contracts as hedge transactions under FASB ASC Topic 815, and accordingly, the mark-to-market impact of these derivatives is recorded each period in current earnings. The fair value of foreign currency related derivatives is included in the Consolidated Balance Sheets in "Other current assets" and "Other current liabilities." At September 30, 2013, the U.S. dollar equivalent of these outstanding forward foreign exchange contracts totaled $121.7 million in notional amounts, including $67.4 million in contracts to sell Euro, $20.3 million in contracts to buy Euro, $19.2 million in contracts to sell Australian dollars, $6.8 million in contracts to sell U.K. pounds sterling and buy Euro with the remaining contracts covering a variety of foreign currencies.

Fair Market Value of Financial Instruments — The fair values of all open derivative instruments in the Consolidated Balance Sheets were as follows (in millions):

	September 30, 2013		September 30, 2012	
	Other Current Assets	Other Current Liabilities	Other Current Assets	Other Current Liabilities
Not designated as hedging instruments:				
Foreign exchange contracts	$ 0.2	$ 1.9	$ 0.4	$ —

The pre-tax effects of derivative instruments on the Consolidated Statements of Income consisted of the following (in millions):

	Classification of Gains (Losses)	Fiscal Year Ended September 30,		
		2013	2012	2011
Cash flow hedges:				
Reclassified from other comprehensive income (effective portion):				
Interest rate contracts	Interest expense	$ —	$ (2.2)	$ (16.6)
Not designated as hedges:				
Foreign exchange contracts	Miscellaneous, net	(1.8)	(5.3)	2.0
		$ (1.8)	$ (7.5)	$ (14.6)

To manage a portion of the Company's exposure to changes in LIBOR-based interest rates on its variable-rate debt, the Company entered into an amortizing interest rate swap agreement that effectively fixed the interest payments on a portion of the Company's variable-rate debt. The swap, which terminated on December 6, 2011, was designated as a cash flow hedge of 3-month LIBOR-based interest payments and, accordingly, derivative gains or losses were reflected as a component of accumulated other comprehensive income (loss) and were amortized to interest expense over the respective lives of the borrowings.

16. Fair Value Measurement

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets or liabilities, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

There were no transfers of assets between levels during fiscal 2013.

As of September 30, 2013, the fair values of the Company's financial assets and liabilities were as follows (in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
SERP plan assets [a]	$ 19.5	$ —	$ —	$ 19.5
Foreign currency exchange derivatives [b]	—	0.2	—	0.2
Liabilities:				
Foreign currency exchange derivatives [b]	—	1.9	—	1.9

(a) Represents investments under the Trust for the Company's non-qualified SERP. The fair values of these investments are estimated using a market approach. Investments include mutual funds for which quoted prices in active markets are available. The Company records changes in the fair value of investments in the Consolidated Statements of Income.
(b) Based on observable market transactions of forward currency prices.

Items Measured at Fair Value on a Nonrecurring Basis — In addition to items that are measured at fair value on a recurring basis, the Company also has assets and liabilities in its balance sheet that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets and investments in affiliates, (see Note 7 of the Notes to Consolidated Financial Statements for impairments of long-lived assets and Note 8 of the Notes to Consolidated Financial Statements for impairments of intangible assets). The Company has determined that the fair value measurements related to each of these assets rely primarily on Company-specific inputs and the Company's assumptions about the use of the assets, as observable inputs are not available. As such, the Company has determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

17. Stock-Based Compensation

In February 2009, the Company's shareholders approved the 2009 incentive Stock and Awards Plan (as amended, the "2009 Stock Plan"). In January 2012, the Company's shareholders approved amendments to the 2009 Stock Plan to add 6.0 million shares to the number of shares available for issuance under the plan. The 2009 Stock Plan replaced the Company's 2004 Incentive Stock and Awards Plan, as amended (the "2004 Stock Plan"). While no new awards will be granted under the 2004 Stock Plan, awards previously made under the 2004 Stock Plan that were outstanding as of the initial approval date of the 2009 Stock Plan will remain outstanding and continue to be governed by the provisions of that plan.

Under the 2009 Stock Plan, officers, directors, including non-employee directors, and employees of the Company may be granted stock options, stock appreciation rights ("SAR"), performance shares, performance units, shares of Common Stock, restricted stock, restricted stock units ("RSU") or other stock-based awards. The 2009 Stock Plan provides for the granting of options to purchase shares of the Company's Common Stock at not less than the fair market value of such shares on the date of grant. Stock options granted under the 2009 Stock Plan generally become exercisable in equal installments over a 3-year period, beginning with the first anniversary of the date of grant of the option, unless a shorter or longer duration is established by the Human Resources Committee of the Board of Directors at the time of the option grant. Stock options terminate not more than seven years from the date of grant. The exercise price of stock options and the market value of restricted stock awards are determined based on the closing market price of the Company's Common Stock on the date of grant. Except for performance shares and performance units, vesting is based solely on continued service as an employee of the Company. At September 30, 2013, the Company had reserved 9,342,309 shares of Common Stock available for issuance under the 2009 Stock Plan to provide for the exercise of outstanding stock options and the issuance of Common Stock under incentive compensation awards, including awards issued prior to the effective date of the 2009 Stock Plan.

Information related to the Company's equity-based compensation plans in effect as of September 30, 2013 was as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options or Vesting of Share Awards	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,030,269	$ 33.41	4,312,040
Equity compensation plans not approved by security holders	—		—
	5,030,269	$ 33.41	4,312,040

The Company recognizes compensation expense over the requisite service period for vesting of an award, or to an employee's eligible retirement date, if earlier and applicable. Total stock-based compensation expense included in the Company's Consolidated Statements of Income for fiscal 2013, 2012 and 2011 was as follows (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Stock options	$ 9.1	$ 6.3	$ 11.4
Stock awards (shares and units)	11.5	4.1	3.0
Performance awards	3.8	8.1	1.1
Cash-based stock appreciation rights	8.1	4.4	(0.4)
Cash-based restricted stock awards	6.6	4.2	0.1
Total stock-based compensation cost	39.1	27.1	15.2
Income tax benefit recognized for stock-based compensation	(14.4)	(9.9)	(5.6)
	$ 24.7	$ 17.2	$ 9.6

Performance shares are valued by a global third-party actuarial firm utilizing a complex Monte Carlo simulation model. In October 2012, the Company, in conjunction with the third party, determined that the performance share valuation calculations performed for fiscal 2007 through 2011 were incorrect. To correct cumulative compensation expense, the Company recorded compensation expense of $4.9 million in fiscal 2012 as an out-of-period adjustment.

Total share-based compensation in fiscal 2013 increased as a result of the impact of a higher share price on cash-settled awards, which are adjusted to fair value at the end of each reporting period, and accelerated vesting of a share-based award in fiscal 2013 to the Company's Chief Executive Officer. The Company's Chief Executive Officer declined awards of share-based compensation in the previous three years.

Stock Options — A summary of the Company's stock option activity for the three years ended September 30, 2013 is as follows:

	Fiscal Year Ended September 30,					
	2013		2012		2011	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Options outstanding, beginning of year	4,678,834	$ 31.26	4,774,714	$ 30.72	5,158,370	$ 30.32
Options granted	313,300	47.33	576,400	28.55	411,575	20.90
Options forfeited	(35,002)	28.91	(151,092)	26.76	(173,009)	27.22
Options expired	(73,498)	45.78	(235,081)	39.26	(118,199)	47.46
Options exercised	(1,136,540)	27.75	(286,107)	12.56	(504,023)	15.94
Options outstanding, end of year	3,747,094	$ 33.41	4,678,834	$ 31.26	4,774,714	$ 30.72
Options exercisable, end of year	2,949,103	$ 33.05	3,620,565	$ 32.53	3,478,310	$ 32.13

Stock options outstanding and exercisable as of September 30, 2013 were as follows (in millions, except share and per share amounts):

	Outstanding				Exercisable			
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 7.95 - $ 19.24	805,537	5.0	$ 14.93	$ 27.4	684,699	5.0	$ 14.21	$ 23.8
$ 28.27 - $ 38.46	1,687,007	4.1	30.01	32.0	1,323,154	3.6	30.26	24.8
$ 39.91 - $ 54.63	1,254,550	4.2	49.83	1.9	941,250	3.3	50.67	1.3
	3,747,094	4.3	$ 33.41	$ 61.3	2,949,103	3.8	$ 33.05	$ 49.9

The aggregate intrinsic values in the tables above represent the total pre-tax intrinsic value (difference between the Company's closing stock price on the last trading day of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2013. This amount changes based on the fair market value of the Company's Common Stock.

The total intrinsic value of options exercised for fiscal 2013, 2012 and 2011 was $15.4 million, $3.3 million and $9.6 million, respectively. Net cash proceeds from the exercise of stock options were $31.4 million, $3.6 million and $8.0 million for fiscal 2013, 2012 and 2011, respectively. The actual income tax benefit realized totaled $5.7 million, $1.2 million and $3.5 million for those same periods.

As of September 30, 2013, the Company had $9.1 million of unrecognized compensation expense related to outstanding stock options, which will be recognized over a weighted-average period of 2.6 years.

The Company uses the Black-Scholes valuation model to value stock options utilizing the following weighted-average assumptions:

	Fiscal Year Ended September 30,		
Options Granted During	2013	2012	2011
Assumptions:			
Expected term (in years)	5.2	5.2	5.2
Expected volatility	66.90%	66.03%	63.88%
Risk-free interest rate	1.65%	0.74%	0.95%
Expected dividend yield	0.00%	0.00%	0.00%

The Company used its historical stock prices as the basis for the Company's volatility assumption. The assumed risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected option term represents the period of time that the options granted are expected to be outstanding and was based on historical experience. The weighted-average per share fair values for stock option grants during fiscal 2013, 2012 and 2011 were $27.13, $15.95 and $11.42, respectively.

Stock Awards — A summary of the Company's stock award activity for the three years ended September 30, 2013 is as follows:

	Fiscal Year Ended September 30,					
	2013		2012		2011	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Beginning of year	569,282	$ 26.84	228,615	$ 23.75	128,907	$ 30.22
Granted	310,300	45.87	514,800	27.37	166,412	21.99
Forfeited	(24,700)	27.61	(37,502)	23.04	(5,000)	28.73
Vested	(245,011)	26.68	(136,631)	24.70	(61,704)	32.12
End of year	609,871	$ 35.55	569,282	$ 26.84	228,615	$ 23.75

The total fair value of shares vested during fiscal 2013, 2012 and 2011 was $11.1 million, $3.5 million and $1.5 million, respectively. The actual income tax benefit realized totaled $1.2 million, $0.5 million and $0.2 million for those same periods.

As of September 30, 2013, the Company had $15.4 million of unrecognized compensation expense related to stock awards, which will be recognized over a weighted-average period of 2.6 years.

Performance Share Awards — In fiscal 2013, 2012 and 2011, the Company granted certain executives performance share awards aggregating 79,800, 142,000 and 153,500 shares at target, respectively, that vest at the end of the third fiscal year following the grant date. Executives earn performance shares only if the Company's total shareholder return over the three-year term of the awards compares favorably to that of a comparator group of companies. As of September 30, 2013, 416,800 performance shares remained outstanding at target. Potential payouts range from zero to 200 percent of the target awards. Performance share awards were paid out at 110%, 0% and 195% of target amounts in fiscal 2013, 2012 and 2011, respectively. The Company realized an income tax benefit of $1.5 million and $0.3 million in fiscal 2012 and 2011, respectively, related to the vesting of performance shares.

As of September 30, 2013, the Company had $8.9 million of unrecognized compensation expense related to performance share awards, which will be recognized over a weighted-average period of 2.3 years.

The grant date fair values of performance share awards were estimated using a Monte Carlo simulation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended September 30,		
Performance Shares Granted During	2013	2012	2011
Assumptions:			
Expected term (in years)	3.04	3.00	3.00
Expected volatility	43.36%	44.90%	76.98%
Risk-free interest rate	0.82%	0.37%	0.29%
Expected dividend yield	0.00%	0.00%	0.00%

The Company used its historical stock prices as the basis for the Company's volatility assumption. The assumed risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the vesting period. The weighted-average fair value used to record compensation expense for performance share awards granted during fiscal 2013, 2012 and 2011 was $54.78, $35.84 and $27.93 per award, respectively.

Stock Appreciation Rights — In fiscal 2013, 2012 and 2011, the Company granted employees 19,900, 36,400 and 441,000 cash-settled SARs, respectively. Each SAR award represents the right to receive cash equal to the excess of the per share price of the Company's Common Stock on the date that a participant exercises such right over the grant date price of the Company's Common Stock. Compensation cost for SARs is remeasured at each reporting period based on the estimated fair value on the date of grant using the Black Scholes option-pricing model, utilizing assumptions similar to stock option awards and is recognized as an expense over the requisite service period. SARs are subsequently remeasured at each interim reporting period based on a revised Black Scholes value. The total value of SARs exercised during fiscal 2013 and 2011 was $1.4 million and $0.5 million, respectively. No SARs were exercised during fiscal 2012.

As of September 30, 2013, the Company had $1.9 million of unrecognized compensation expense related to SAR awards, which will be recognized over a weighted-average period of 1.1 years.

Cash-Settled Restricted Stock Units — In fiscal 2013, 2012 and 2011, the Company granted employees 17,700, 105,600 and 269,000 cash-settled RSUs, respectively. Each RSU award provides recipients the right to receive cash equal to the value of a share of the Company's Common Stock at predetermined vesting dates. Compensation cost for RSUs is remeasured at each reporting period and is recognized as an expense over the requisite service period. The total value of RSUs vested during fiscal 2013 and 2012 was $4.2 million and $2.4 million, respectively.

As of September 30, 2013, the Company had $4.3 million of unrecognized compensation expense related to RSUs, which will be recognized over a weighted-average period of 1.2 years.

18. Restructuring and Other Charges

As part of the Company's actions to rationalize and optimize its global manufacturing footprint and in an effort to streamline operations, the Company announced in September 2010 that it was closing two JerrDan manufacturing facilities and relocating towing and recovery equipment production to other underutilized access equipment segment facilities. The Company largely completed these actions in the fourth quarter of fiscal 2010 and the first quarter of fiscal 2011. As a result of the Company's decision to put a previously closed JerrDan facility back into use, a liability for lease termination costs of $2.8 million was reversed to income in fiscal 2011.

In January 2011, the Company initiated a plan to address continued weak market conditions in its access equipment segment in Europe. The plan included the consolidation of certain facilities and other cost reduction initiatives resulting in reductions in its workforce in Europe. In connection with this plan, the Company recorded statutorily or contractually required termination benefit costs. The Company largely completed these actions in the first quarter of fiscal 2012.

In June 2011, the Company announced that its defense segment was closing its Oakes, North Dakota fabrication facility and consolidating operations into other existing Oshkosh facilities. Operations at Oakes concluded in the fourth quarter of fiscal 2011.

In July 2012, the Company initiated a plan to exit its ambulance business. The Company had expected that the move of ambulance production from separate facilities to a dedicated production facility in Florida in April 2011 would result in significantly improved performance. The Medtec business continued to operate at a loss, and it became apparent that the Medtec product line would not achieve profitability in a reasonable time frame, if at all, and as a result, the Company made a decision to exit the business. Medtec operations concluded in the second quarter of fiscal 2013 and Medtec historical results have been reclassified to discontinued operations (See Note 3 of the Notes to Consolidated Financial Statements for additional information).

Pre-tax restructuring charges included in continuing operations for fiscal years ended September 30 were as follows (in millions):

	Fiscal Year Ended September 30,								
	2013			2012			2011		
	Cost of Sales	Selling, General and Admin.	Total	Cost of Sales	Selling, General and Admin.	Total	Cost of Sales	Selling, General and Admin.	Total
Access equipment	$ (0.2)	$ —	$ (0.2)	$ (0.2)	$ (0.1)	$ (0.3)	$ 1.0	$ 0.7	$ 1.7
Defense	1.6	—	1.6	—	—	—	3.7	—	3.7
Fire & emergency	—	—	—	0.2	0.3	0.5	—	—	—
Commercial	0.9	0.4	1.3	0.1	—	0.1	0.1	0.3	0.4
	$ 2.3	$ 0.4	$ 2.7	$ 0.1	$ 0.2	$ 0.3	$ 4.8	$ 1.0	$ 5.8

Changes in the Company's restructuring reserves, included within "Other current liabilities" in the Consolidated Balance Sheets, were as follows (in millions):

	Employee Severance and Termination Benefits	Property, Plant and Equipment Impairment	Other	Total
Balance at September 30, 2011	$ 3.6	$ —	$ —	$ 3.6
Restructuring provisions - continuing operations	0.2	—	0.1	0.3
Restructuring provisions - discontinued operations	0.5	0.9	2.6	4.0
Utilized - cash	(1.1)	—	(0.5)	(1.6)
Utilized - noncash	—	(0.9)	(0.1)	(1.0)
Currency	(0.4)	—	—	(0.4)
Balance at September 30, 2012	2.8	—	2.1	4.9
Restructuring provisions - continuing operations	1.4	0.5	0.8	2.7
Restructuring provisions - discontinued operations	—	—	(0.9)	(0.9)
Utilized - cash	(2.9)	—	(1.1)	(4.0)
Utilized - noncash	—	(0.5)	(0.8)	(1.3)
Currency	0.1	—	—	0.1
Balance at September 30, 2013	$ 1.4	$ —	$ 0.1	$ 1.5

19. Employee Benefit Plans

Defined Benefit Plans — Oshkosh and certain of its subsidiaries sponsor multiple defined benefit pension plans covering certain Oshkosh and Pierce employees. The benefits provided are based primarily on average compensation, years of service and date of birth. Hourly plans are generally based on years of service and a benefit dollar multiplier. The Company periodically amends the plans, including changing the benefit dollar multipliers and other revisions. Effective December 31, 2012, salaried participants in the Oshkosh and Pierce pension plans no longer receive credit, other than for vesting purposes, for eligible earnings. As a result of the formal decision to freeze the plans benefit accruals, the Company recognized a reduction of its projected benefit obligation of $31.4 million and recorded a curtailment loss of $2.5 million in fiscal 2012. In January 2013, Oshkosh and Pierce salaried employees became eligible for additional employer contributions to the Company's defined contribution plan (see "*401(k) and Defined Contribution Pension Replacement Plans*" below). In connection with staffing reductions in the defense segment as a result of declining sales to the DoD, pension curtailment losses of $2.8 million were recorded during fiscal 2013. Changes related to the ratification of a five-year extension of the defense segment unionized hourly employees' contract increased the benefit obligation by $8.1 million in fiscal 2013.

Supplemental Executive Retirement Plans — The Company maintains defined benefit SERPs for certain executive officers of the Company and its subsidiaries. Benefits are based upon the employees' earnings. Effective December 31, 2012, the Oshkosh SERP was amended to freeze benefits under the plan. The amendment resulted in a net reduction to the benefit obligation under this plan of $2.3 million and a curtailment loss of $0.9 million in fiscal 2012. During fiscal 2013, the Company established the Trust to fund obligations under the Oshkosh SERP. As of September 30, 2013, the Trust held assets of $19.5 million. The Trust assets are subject to claims of the Company's creditors. The Trust assets are included in "Other current assets" and "Other long-term assets" in the accompanying Consolidated Balance Sheets. In January 2013, the affected executive officers became eligible for a new, non-qualified, defined contribution SERP. The Company recognized $1.7 million of expense for liabilities under the new defined contribution SERP in fiscal 2013.

Postretirement Medical Plans — Oshkosh and certain of its subsidiaries sponsor multiple postretirement benefit plans covering Oshkosh, JLG and Kewaunee hourly and salaried active employees, retirees and their spouses. The plans generally provide health benefits based on years of service and date of birth. These plans are unfunded.

In September 2012, the Oshkosh plan was amended to eliminate postretirement benefits coverage for salaried employees retiring at age 55 or older effective December 31, 2012, except for existing eligible employees who were at least age 55 with at least five years of service by December 31, 2012 who elect to retire on or before December 31, 2013. The effect of the amendment was a reduction in the benefit obligation of $9.2 million as of September 30, 2012. This reduction is being amortized over the expected average remaining years of service of 18 years for participants expected to receive benefits under this plan.

In September 2013, as a result of changes made to active hourly Oshkosh employees' health coverage effective October 2017, the expected cost of coverage under the postretirement benefit plan decreased. The effect of the amendment was a reduction in the benefit obligation of $24.6 million as of September 30, 2013. This reduction is being amortized over the expected average remaining years of service of 18 years for participants expected to receive benefits under this plan. In addition, in connection with staffing reductions in the defense segment, post-employment curtailment gains of $2.9 million were recorded during fiscal 2013.

The changes in benefit obligations and plan assets, as well as the funded status of the Company's defined benefit pension plans and postretirement benefit plans, were as follows (in millions):

	Pension Benefits		Postretirement Health and Other	
	2013	2012	2013	2012
Accumulated benefit obligation at September 30	$ 344.6	$ 377.7	$ 42.5	$ 80.4
Change in benefit obligation				
Benefit obligation at October 1	$ 377.9	$ 352.6	$ 80.4	$ 77.7
Service cost	13.2	20.6	7.3	7.2
Interest cost	16.1	16.3	3.2	3.4
Actuarial (gain)/loss	(52.4)	32.6	(16.3)	2.6
Participant contributions	0.2	0.1	—	—
Plan amendments	8.1	—	(24.6)	(9.2)
Curtailments	(4.8)	(33.7)	(5.8)	—
Benefits paid	(8.4)	(11.1)	(1.7)	(1.3)
Currency translation adjustments	0.1	0.5	—	—
Benefit obligation at September 30	$ 350.0	$ 377.9	$ 42.5	$ 80.4
Change in plan assets				
Fair value of plan assets at October 1	$ 280.4	$ 213.9	$ —	$ —
Actual return on plan assets	35.7	42.8	—	—
Company contributions	2.2	35.8	1.7	1.3
Participant contributions	0.2	0.1	—	—
Expenses paid	(2.2)	(1.8)	—	—
Benefits paid	(8.4)	(11.1)	(1.7)	(1.3)
Currency translation adjustments	0.1	0.7	—	—
Fair value of plan assets at September 30	$ 308.0	$ 280.4	$ —	$ —
Funded status of plan - underfunded at September 30	$ (42.0)	$ (97.5)	$ (42.5)	$ (80.4)

	Pension Benefits		Postretirement Health and Other	
	2013	2012	2013	2012
Recognized in consolidated balance sheet at September 30				
Prepaid benefit cost (long-term asset)	$ 3.1	$ 4.0	$ —	$ —
Accrued benefit liability (current liability)	(1.4)	(1.4)	(2.3)	(2.5)
Accrued benefit liability (long-term liability)	(43.7)	(100.1)	(40.2)	(77.9)
	$ (42.0)	$ (97.5)	$ (42.5)	$ (80.4)
Recognized in accumulated other comprehensive income (loss) as of September 30 (net of taxes)				
Net actuarial loss	$ (22.8)	$ (73.0)	$ (4.8)	$ (19.3)
Prior service cost	(14.7)	(13.1)	19.3	5.8
	$ (37.5)	$ (86.1)	$ 14.5	$ (13.5)
Weighted-average assumptions as of September 30				
Discount rate	5.07%	4.24%	4.76%	3.95%
Expected return on plan assets	6.50%	6.25%	n/a	n/a
Rate of compensation increase	n/a	3.69%	n/a	n/a

Pension benefit plans with accumulated benefit obligations in excess of plan assets consisted of the following as of September 30 (in millions):

	2013	2012
Projected benefit obligation	$ 233.4	$ 361.8
Accumulated benefit obligation	232.9	361.2
Fair value of plan assets	193.2	260.2

The components of net periodic benefit cost for fiscal years ended September 30 were as follows (in millions):

	Pension Benefits			Postretirement Health and Other		
	2013	2012	2011	2013	2012	2011
Components of net periodic benefit cost						
Service cost	$ 13.2	$ 20.6	$ 16.6	$ 7.3	$ 7.2	$ 4.5
Interest cost	16.1	16.3	13.9	3.2	3.4	3.0
Expected return on plan assets	(17.0)	(15.6)	(15.9)	—	—	—
Amortization of prior service cost	1.9	2.3	1.9	(0.5)	—	—
Curtailment	2.8	3.4	1.5	(2.9)	—	—
Amortization of net actuarial loss	4.4	7.1	5.6	1.1	1.3	1.1
Expenses paid	2.2	1.8	1.4	—	—	—
Net periodic benefit cost	$ 23.6	$ 35.9	$ 25.0	$ 8.2	$ 11.9	$ 8.6

	Pension Benefits			Postretirement Health and Other		
	2013	2012	2011	2013	2012	2011
Other changes in plan assets and benefit obligations recognized in other comprehensive income						
Net actuarial loss (gain)	$ (75.9)	$ (26.0)	$ 46.2	$ (22.0)	$ 2.6	$ 6.5
Prior service cost	8.1	(0.9)	10.9	(24.6)	—	—
Amortization of prior service cost	(1.9)	(4.8)	(1.9)	0.5	—	—
Curtailment	(2.8)	(2.3)	—	2.9	(9.2)	—
Amortization of net actuarial gain	(4.4)	(7.1)	(7.1)	(1.1)	(1.3)	(1.1)
	$ (76.9)	$ (41.1)	$ 48.1	$ (44.3)	$ (7.9)	$ 5.4
Weighted-average assumptions						
Discount rate	4.24%	4.72%	4.75%	3.95%	4.45%	4.75%
Expected return on plan assets	6.25%	7.00%	7.75%	n/a	n/a	n/a
Rate of compensation increase	3.69%	3.78%	3.94%	n/a	n/a	n/a

Included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet at September 30, 2013 are prior service costs of $2.1 million ($1.3 million net of tax) and unrecognized net actuarial losses of $0.9 million ($0.6 million net of tax) expected to be recognized in pension and supplemental employee retirement plan net periodic benefit costs during fiscal 2014.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for the Company was 8.0% in fiscal 2013, declining to 5.0% in fiscal 2019. If the health care cost trend rate was increased by 100 basis points, the accumulated postretirement benefit obligation at September 30, 2013 would increase by $9.4 million and the net periodic postretirement benefit cost for fiscal 2013 would increase by $1.7 million. A corresponding decrease of 100 basis points would decrease the accumulated postretirement benefit obligation at September 30, 2013 by $6.7 million and the net periodic postretirement benefit cost for fiscal 2013 would decrease by $1.5 million.

The Company's Board of Directors has appointed an Investment Committee ("Committee"), which consists of members of management, to manage the investment of the Company's pension plan assets. The Committee has established and operates under an Investment Policy. The Committee determines the asset allocation and target ranges based upon periodic asset/liability studies and capital market projections. The Committee retains external investment managers to invest the assets and an adviser to monitor the performance of the investment managers. The Investment Policy prohibits certain investment transactions, such as commodity contracts, margin transactions, short selling and investments in Company securities, unless the Committee gives prior approval.

The weighted-average of the Company's pension plan asset allocations and target allocations at September 30, by asset category, were as follows:

	Target %	2013	2012
Asset Category			
Fixed income	30% - 40%	34%	39%
Large-cap growth	25% - 35%	31%	30%
Large-cap value	5% - 15%	11%	10%
Mid-cap value	5% - 15%	11%	10%
Small-cap value	5% - 15%	13%	11%
Venture capital	0% - 5%	—%	—%
		100%	100%

The plans' investment strategy is based on an expectation that, over time, equity securities will provide higher total returns than debt securities. The plans primarily minimize the risk of large losses through diversification of investments by asset class, by investing in different styles of investment management within the classes and by using a number of different investment managers. The Committee monitors the asset allocation and investment performance monthly, with a more comprehensive quarterly review with its adviser and annual reviews with each investment manager.

The plans' expected return on assets is based on management's and the Committee's expectations of long-term average rates of return to be achieved by the plans' investments. These expectations are based on the plans' historical returns and expected returns for the asset classes in which the plans are invested.

The fair value of plan assets by major category and level within the fair value hierarchy was as follows (in millions):

	Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2013:				
Common stocks				
U.S. companies [a]	$ 179.6	$ 3.7	$ —	$ 183.3
International companies [b]	—	17.6	—	17.6
Government and agency bonds [c]	4.8	35.8	—	40.6
Corporate bonds and notes [d]	—	50.5	—	50.5
Money market funds [e]	16.0	—	—	16.0
	$ 200.4	$ 107.6	$ —	$ 308.0

	Quoted Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2012:				
Common stocks				
U.S. companies [a]	$ 146.8	$ 3.7	$ —	$ 150.5
International companies [b]	—	17.7	—	17.7
Government and agency bonds [c]	7.1	39.2	—	46.3
Corporate bonds and notes [d]	—	51.5	—	51.5
Money market funds [e]	14.4	—	—	14.4
	$ 168.3	$ 112.1	$ —	$ 280.4

(a) Primarily valued using a market approach based on the quoted market prices of identical instruments that are actively traded on public exchanges.

(b) Valuation model looks at underlying security "best" price, exchange rate for underlying security's currency against the U.S. Dollar and ratio of underlying security to American depository receipt.

(c) These investments consist of debt securities issued by the U.S. Treasury, U.S. government agencies and U.S. government-sponsored enterprises and have a variety of structures, coupon rates and maturities. These investments are considered to have low default risk as they are guaranteed by the U.S. government. Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(d) These investments consist of debt obligations issued by a variety of private and public corporations. These are investment grade securities which historically have provided a steady stream of income. Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(e) These investments largely consist of short-term investment funds and are valued using a market approach based on the quoted market prices of identical instruments.

The Company's policy is to fund the pension plans in amounts that comply with contribution limits imposed by law. The Company does not expect to make a contribution to its pension plans in fiscal 2014.

The Company's estimated future benefit payments under Company sponsored plans were as follows (in millions):

Fiscal Year Ending September 30,	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-Qualified	
2014	$ 7.8	$ 1.4	$ 2.3
2015	8.6	1.4	2.4
2016	9.5	1.4	2.6
2017	10.5	1.4	2.9
2018	11.9	1.9	2.6
2019-2023	79.5	10.0	16.6

Multi-Employer Pension Plans — The Company participates in the Boilermaker-Blacksmith National Pension Trust (Employer Identification Number 48-6168020), a multi-employer defined benefit pension plan related to collective bargaining employees at the Company's Kewaunee facility. The Company's contributions and pension benefits payable under the plan and the administration of the plan are determined by the terms of the related collective-bargaining agreement, which expires on May 1, 2017. The multi-employer plan poses different risks to the Company than single-employer plans in the following respects:

1. The Company's contributions to the multi-employer plan may be used to provide benefits to all participating employees of the program, including employees of other employers.
2. In the event that another participating employer ceases contributions to the multi-employer plan, the Company may be responsible for any unfunded obligations along with the remaining participating employers.
3. If the Company chooses to withdraw from the multi-employer plan, then the Company may be required to pay a withdrawal liability, based on the underfunded status of the plan at that time.

As of December 31, 2012, the plan-certified zone status as defined by the Pension Protection Act of 2006 was Yellow and accordingly the plan has implemented a financial improvement plan or a rehabilitation plan. The Company's contributions to the multi-employer plan did not exceed 5% of the total plan contributions for the fiscal years 2013, 2012 or 2011. The Company made contributions to the plan of $1.1 million, $1.0 million and $0.7 million in fiscal 2013, 2012 and 2011, respectively.

401(k) and Defined Contribution Pension Replacement Plans — The Company has defined contribution 401(k) plans covering substantially all domestic employees. The plans allow employees to defer 2% to 100% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions, which are based on employee contributions to the plans, subject to certain limitations. Beginning in January 2013, the Company also contributes between 3% and 6% of an employee's base pay, depending on age, as part of a new defined contribution pension replacement plan. Amounts expensed for Company matching and discretionary contributions were $28.3 million, $11.3 million and $10.5 million in fiscal 2013, 2012 and 2011, respectively. The increase in defined contribution costs during fiscal 2013 was generally a result of additional Company contributions beginning in January 2013 to offset benefit reductions associated with the curtailment of benefits under the defined benefit pension plans for Oshkosh and Pierce salaried employees.

20. Income Taxes

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Domestic	$ 412.5	$ 269.1	$ 439.3
Foreign	32.5	40.1	2.8
	$ 445.0	$ 309.2	$ 442.1

Significant components of the provision for income taxes were as follows (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Allocated to Income From Continuing Operations Before Equity in Earnings of Unconsolidated Affiliates			
Current:			
Federal	$ 154.5	$ 118.9	$ 157.8
Foreign	3.2	3.2	0.7
State	4.4	3.9	3.7
Total current	162.1	126.0	162.2
Deferred:			
Federal	(30.3)	(60.8)	(15.0)
Foreign	0.8	2.0	4.8
State	(0.9)	(2.0)	(0.4)
Total deferred	(30.4)	(60.8)	(10.6)
	$ 131.7	$ 65.2	$ 151.6
Allocated to Other Comprehensive Income (Loss)			
Deferred federal, state and foreign	$ 44.6	$ 18.7	$ (14.5)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense was:

	Fiscal Year Ended September 30,		
	2013	2012	2011
Effective Rate Reconciliation			
U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net	0.8	(0.6)	0.8
Foreign taxes	(0.3)	2.2	(0.6)
Tax audit settlements	0.3	(3.8)	—
European tax incentive	(0.6)	(1.6)	(0.9)
Valuation allowance	(0.7)	(2.3)	1.2
Domestic tax credits	(1.3)	(0.3)	(1.4)
Manufacturing deduction	(3.8)	(3.4)	(1.1)
Other, net	0.2	(4.1)	1.3
	29.6%	21.1%	34.3%

Included in fiscal 2013 domestic tax credits is $3.2 million (0.7% of pre-tax income) of benefit due to the reinstatement of the U.S. research & development tax credit for periods prior to fiscal 2013. During fiscal 2012, the Company recorded discrete tax benefits of $44.8 million (14.5% of pre-tax income), which included settlement of audits, changes in filing positions taken in prior periods, expiration of statute of limitations and utilization of losses previously unbenefitted. Other, net in fiscal 2012 includes $13.1 million of the $44.8 million of discrete tax benefits noted above for adjustments related to deferred taxes and changes to filing positions taken in prior periods. In fiscal 2011, the Company recorded a $2.7 million benefit (0.6% of pre-tax income) due to the reinstatement of the U.S. research & development tax credit for periods prior to fiscal 2011.

The Company's valuation allowance on deferred tax assets increased $15.5 million in fiscal 2012 to $55.0 million at September 30, 2012. Increases in valuation allowances aggregating $30.6 million (9.9% of pre-tax income) fully offset increases in deferred tax assets related to foreign net operating losses resulting from changes in prior year filing positions of $18.7 million (6.1% of pre-tax income) and capital loss carryforwards of $11.9 million (3.8% of pre-tax income) resulting from a 2012 income tax audit and were therefore, excluded from the Company's 2012 effective income tax rate reconciliation. Other changes in the valuation allowance included a $1.7 million reduction, or 0.6% of pre-tax income related to utilization of state net operating losses (included in State income taxes, net); a $3.3 million reduction, or 1.1% of pre-tax income related to changes in previous filing positions (included in Other, net); a $2.0 million reduction, or 0.6% of pre-tax income related to settlement of a foreign tax audit (included in Tax audit settlements); a $7.0 million reduction or 2.3% of pre-tax income related to 2012 income and utilization of foreign net operating losses (included in Valuation allowance); and a $1.1 million reduction in the valuation reserve due to currency translation (excluded from the Effective Rate Reconciliation table above).

The Company was party to a tax incentive agreement ("incentive") covering certain of its European operations. The incentive expired in July 2013 and provided for a reduction in the Company's effective income tax rate through allowable deductions that were subject to recapture to the extent that certain conditions were not met, including a requirement to have minimum cumulative operating income over a multiple-year period ending in fiscal 2013. The Company recorded tax deductions under the incentive of €5.9 million, €11.5 million and €7.8 million in fiscal 2013, 2012 and 2011, respectively, which resulted in additional benefit of $2.6 million, $5.0 million and $3.7 million in fiscal 2013, 2012 and 2011, respectively. Life-to-date, the Company has recorded €27.4 million of cumulative net deductions.

Prior to fiscal 2012, the Company sold several European companies whose operations were classified as discontinued operations. The Company had made an election with the U.S. Internal Revenue Service to treat Windmill Ventures, the Company's European holding company parent of these disposed companies, as a disregarded entity for U.S. federal income tax purposes. As a result of this election, the Company recorded a worthless stock/bad debt income tax benefit related to the discontinued operations of the sold companies. In fiscal 2012, the Company settled an income tax audit, which resulted in a tax benefit of $6.1 million related to the release of previously accrued amounts for uncertain tax positions for worthless stock/bad debt deductions, which was included in discontinued operations.

Deferred income tax assets and liabilities were comprised of the following (in millions):

	September 30,	
	2013	2012
Deferred tax assets:		
Other long-term liabilities	$ 74.0	$ 105.1
Losses and credits	76.0	78.2
Accrued warranty	31.3	30.4
Other current liabilities	26.3	32.4
Payroll-related obligations	21.3	20.1
Receivables	7.8	7.2
Other	—	0.1
Gross deferred tax assets	236.7	273.5
Less valuation allowance	(52.1)	(55.0)
Deferred tax assets	184.6	218.5
Deferred tax liabilities:		
Intangible assets	210.0	223.8
Property, plant and equipment	31.4	34.2
Inventories	14.3	16.4
Other	4.3	3.8
Deferred tax liabilities	260.0	278.2
	$ (75.4)	$ (59.7)

The net deferred tax liability is classified in the Consolidated Balance Sheets as follows (in millions):

	September 30,	
	2013	2012
Current net deferred tax asset	$ 67.6	$ 69.9
Non-current net deferred tax liability	(143.0)	(129.6)
	$ (75.4)	$ (59.7)

As of September 30, 2013, the Company had $185.1 million of net operating loss carryforwards available to reduce future taxable income of certain foreign subsidiaries that are primarily from countries with carryforward periods ranging from seven years to an unlimited period. In addition, the Company had $124.0 million of state net operating loss carryforwards, which are subject to expiration from 2016 to 2032. The Company also had capital loss carryforwards of $31.2 million, which are subject to expiration from 2014 to 2017, and state credit carryforwards of $9.8 million, which are subject to expiration from 2022 to 2028. The deferred tax assets for foreign net operating loss carryforwards, state net operating loss carryforwards, capital loss carryforwards and state credit carryforwards were $51.6 million, $6.5 million, $11.5 million and $6.4 million, respectively, and are reviewed for recoverability based on historical taxable income, the expected reversals of existing temporary differences, tax-planning strategies and projections of future taxable income. As a result of this analysis, the Company carried a valuation allowance against the foreign deferred tax assets, state deferred tax assets and capital loss carryforwards of $40.2 million, $0.4 million and $11.5 million, respectively, as of September 30, 2013.

The Company does not provide for U.S. income taxes on undistributed earnings of its foreign operations that are intended to be permanently reinvested. At September 30, 2013, these earnings amounted to $98.4 million. If these earnings were repatriated to the United States, the Company would be required to accrue and pay U.S. federal income taxes and foreign withholding taxes, as adjusted for foreign tax credits. Determination of the amount of any unrecognized deferred income tax liability on these earnings is not practicable.

As of September 30, 2013, the Company's liability for gross unrecognized tax benefits, excluding related interest and penalties, was $36.9 million. As of September 30, 2013, net unrecognized tax benefits, excluding interest and penalties, of $25.9 million would affect the Company's net income if recognized, including $25.2 million which would impact net income from continuing operations. As of September 30, 2012, net unrecognized tax benefits, excluding interest and penalties, of $23.8 million would have affected the Company's net income if recognized, $23.1 million of which would have impacted net income from continuing operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits during fiscal 2013 and fiscal 2012 were as follows (in millions):

	Fiscal Year Ended September 30,	
	2013	2012
Balance at beginning of year	$ 32.9	$ 53.3
Additions for tax positions related to current year	4.9	3.8
Additions for tax positions related to prior years	2.8	8.7
Reductions for tax positions of prior years	(0.6)	(0.2)
Settlements	(1.4)	(28.3)
Lapse of statute of limitations	(1.6)	(4.4)
Balance at end of year	$ 37.0	$ 32.9

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in the "Provision for income taxes" in the Consolidated Statements of Income. During the fiscal years ended September 30, 2013, 2012 and 2011, the Company recognized $2.0 million, $(0.8) million and $(1.7) million related to interest and penalties, respectively. At September 30, 2013 and 2012, the Company had accruals for the payment of interest and penalties of $16.1 million and $13.3 million, respectively. During the next twelve months, it is reasonably possible that federal, state and foreign tax audit resolutions could reduce unrecognized tax benefits by approximately $13.2 million, either because the Company's tax positions are sustained on audit, because the Company agrees to their disallowance or the statute of limitations closes.

The Company files federal income tax returns, as well as multiple state, local and non-U.S. jurisdiction tax returns. The Company is regularly audited by federal, state and foreign tax authorities. During fiscal 2012, the U.S. Internal Revenue Service completed its audit of the Company for the taxable years ended September 30, 2008 and 2009. As of September 30, 2013, tax years open for examination under applicable statutes were as follows:

Tax Jurisdiction	Open Tax Years
Australia	2009 - 2013
Belgium	2010 - 2013
Brazil	2007 - 2013
Canada	2009 - 2013
Romania	2010 - 2013
The Netherlands	2008 - 2013
China	2010 - 2013
United States (federal)	2010 - 2013
United States (state and local)	2002 - 2013

21. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) by component were as follows (in millions):

	Employee Pension and Postretirement Benefits, Net of Tax	Cumulative Translation Adjustments	Gains (Losses) on Derivatives, Net of Tax	Accumulated Other Comprehensive Income (Loss)
Balance at September 30, 2011	$ (130.7)	$ 9.5	$ (1.4)	$ (122.6)
Other comprehensive income (loss) before reclassifications	22.7	(10.6)	—	12.1
Amounts reclassified from accumulated other comprehensive income (loss)	8.4	(0.7)	1.4	9.1
Net current period other comprehensive income (loss)	31.1	(11.3)	1.4	21.2
Balance at September 30, 2012	(99.6)	(1.8)	—	(101.4)
Other comprehensive income (loss) before reclassifications	72.2	10.2	—	82.4
Amounts reclassified from accumulated other comprehensive income (loss)	4.4	—	—	4.4
Net current period other comprehensive income (loss)	76.6	10.2	—	86.8
Balance at September 30, 2013	$ (23.0)	$ 8.4	$ —	$ (14.6)

Reclassifications out of accumulated other comprehensive income (loss) included in the computation of net periodic pension and postretirement benefit cost (refer to Note 19 of the Notes to Consolidated Financial Statements for additional details regarding employee benefit plans) was as follows (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Amortization of employee pension and postretirement benefits items			
Prior service costs	$ (1.4)	$ (4.8)	$ (1.9)
Actuarial losses	(5.5)	(8.4)	(8.2)
Total before tax	(6.9)	(13.2)	(10.1)
Tax benefit	2.5	4.8	3.7
Net of tax	$ (4.4)	$ (8.4)	$ (6.4)

22. Earnings (Loss) Per Share

Prior to September 1, 2013, the Company granted stock awards that contain a nonforfeitable right to dividends, if declared. In accordance with FASB ASC Topic 260, *Earnings Per Share*, these awards are considered to be participating securities and as a result, earnings per share is calculated using the two-class method. The two-class method is an earnings allocation method that determines earnings per share for common shares and participating securities. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Participating securities and common shares have equal rights to undistributed earnings.

Effective September 1, 2013, new grants of stock awards do not contain a nonforfeitable right to dividends during the vesting period. As a result, an employee will forfeit the right to dividends accrued on unvested awards if such awards do not ultimately vest. As such, these awards are not treated as participating securities in the earnings per share calculation as the employees do not have equivalent dividend rights as common shareholders.

The calculation of basic and diluted earnings per common share was as follows (in millions, except number of share amounts):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Income from continuing operations	$ 316.3	$ 245.2	$ 291.0
Income (loss) from discontinued operations	1.7	(14.4)	(17.6)
Net income	318.0	230.8	273.4
Earnings allocated to participating securities	(2.0)	(0.6)	(0.4)
Earnings available to common shareholders	$ 316.0	$ 230.2	$ 273.0
Basic EPS:			
Weighted-average common shares outstanding	87,726,891	91,330,635	90,888,253
Diluted EPS:			
Basic weighted-average common shares outstanding	87,726,891	91,330,635	90,888,253
Dilutive stock options and other equity-based compensation awards	1,466,730	562,508	685,107
Participating stock awards	(240,073)	(84,186)	(39,677)
Diluted weighted-average common shares outstanding	88,953,548	91,808,957	91,533,683

The shares included in the following table were not included in the computation of diluted earnings per share attributable to Oshkosh Corporation common shareholders because the exercise price of the options was greater than the average market price of the shares of Common Stock and therefore would have been anti-dilutive.

	Fiscal Year Ended September 30,		
	2013	2012	2011
Stock options	1,295,450	3,549,026	2,294,124

23. Contingencies, Significant Estimates and Concentrations

Environmental — As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third-party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up these sites. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup costs.

The Company had reserves of $1.9 million and $2.0 million for losses related to environmental matters that were probable and estimable at September 30, 2013 and 2012, respectively. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Personal Injury Actions and Other — Product and general liability claims are made against the Company from time to time in the ordinary course of business. The Company is generally self-insured for future claims up to $5.0 million per claim ($3.0 million per claim prior to April 1, 2013). Accordingly, a reserve is maintained for the estimated costs of such claims. At September 30, 2013 and 2012, the Company had net product and general liability reserves of $45.6 million and $45.6 million, respectively. There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses in excess of established reserves will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Market Risks — The Company was contingently liable under bid, performance and specialty bonds totaling $259.5 million and open standby letters of credit issued by the Company's banks in favor of third parties totaling $86.0 million at September 30, 2013.

Other Matters — The Company is subject to other environmental matters and legal proceedings and claims, including patent, antitrust, product liability, warranty and state dealership regulation compliance proceedings that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Actual results could vary, among other things, due to the uncertainties involved in litigation.

At September 30, 2013, approximately 19% of the Company's workforce was covered under collective bargaining agreements.

The Company derived a significant portion of its revenue from the DoD, as follows (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
DoD	$ 2,782.1	$ 3,452.5	$ 4,136.8
Foreign military sales	4.1	221.2	74.3
Total DoD sales	$ 2,786.2	$ 3,673.7	$ 4,211.1

No other customer represented more than 10% of sales for fiscal 2013, 2012 or 2011.

Certain risks are inherent in doing business with the DoD, including technological changes and changes in levels of defense spending. All DoD contracts contain a provision that they may be terminated at any time at the convenience of the U.S. government. In such an event, the Company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

Major contracts for military systems are performed over extended periods of time and are subject to changes in scope of work and delivery schedules. Pricing negotiations on changes and settlement of claims often extend over prolonged periods of time. The Company's ultimate profitability on such contracts may depend on the eventual outcome of an equitable settlement of contractual issues with the Company's customers.

Because the Company is a relatively large defense contractor, the Company's U.S. government contract operations are subject to extensive annual audit processes and to U.S. government investigations of business practices and cost classifications from which legal or administrative proceedings can result. Based on U.S. government procurement regulations, under certain circumstances the Company could be fined, as well as suspended or debarred from U.S. government contracting. During a suspension or debarment, the Company would also be prohibited from selling equipment or services to customers that depend on loans or financial commitments from the Export Import Bank, Overseas Private Investment Corporation and similar U.S. government agencies.

Certain of the Company's sales in the defense segment are made pursuant to contracts with the U.S. government with pricing based on the costs as determined by the Company to produce products or perform services under the contracts. Cost-based pricing is determined under the Federal Acquisition Regulations ("FAR"). The FAR provide guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. government contracts. Pension and other postretirement benefit costs are allocated to contracts as allowed costs based upon the U.S. Government Cost Accounting Standards ("CAS"). The CAS requirements for pension and other postretirement benefit costs differ from amounts recorded for financial reporting purposes under generally accepted accounting principles in the United States of America. On December 31, 2012, the Oshkosh salaried employee defined benefit plan was frozen such that salaried employees would no longer accrue additional benefits under this plan. This resulted in a plan curtailment. Per CAS, when there is a curtailment of plan benefits, the contractor must determine the difference between the actuarial accrued liability and the market value of the assets. The difference represents an adjustment to previously-determined pension costs and the government shares in the difference, whether a credit or charge based on that portion of pension plan costs that related to CAS-covered contracts during the applicable time period. The Company believes that it is entitled to an equitable adjustment of approximately $10 million under CAS related to the pension plan curtailment. This amount is subject to negotiation with the U.S. government. Because of uncertainty pertaining to the amount and form of any ultimate settlement (current payment or adjustment to future contracts), the Company has not recognized any income from this matter.

24. Business Segment Information

The Company is organized into four reportable segments based on the internal organization used by management for making operating decisions and measuring performance and based on the similarity of customers served, common management, common use of facilities and economic results attained. The Company's segments are as follows:

Access Equipment: This segment consists of JLG and JerrDan. JLG manufactures aerial work platforms and telehandlers that are sold worldwide for use in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights. Access equipment customers include equipment rental companies, construction contractors, manufacturing companies, home improvement centers and the U.S. military. JerrDan manufactures and markets towing and recovery equipment in the U.S. and abroad.

Defense: This segment consists of a division of Oshkosh that manufactures tactical wheeled vehicles and supply parts and services for the U.S. military and for other militaries around the world. Sales to the DoD accounted for 86.8%, 90.8% and 93.5% of the segment's sales for the years ended September 30, 2013, 2012 and 2011, respectively.

Fire & Emergency: This segment includes Pierce, the aircraft rescue and firefighting and snow removal divisions of Oshkosh and Kewaunee. These units manufacture and market commercial and custom fire vehicles, simulators and emergency vehicles primarily for fire departments, airports, other governmental units, and broadcast vehicles for broadcasters and TV stations in the U.S. and abroad.

Commercial: This segment includes McNeilus, CON-E-CO, London, IMT and the commercial division of Oshkosh. McNeilus, CON-E-CO, London and Oshkosh manufacture, market and distribute concrete mixers, portable concrete batch plants and vehicle and vehicle body components. McNeilus and London manufacture, market and distribute refuse collection vehicles and components. IMT is a manufacturer of field service vehicles and truck-mounted cranes for niche markets. Sales are made primarily to commercial and municipal customers in the Americas.

In accordance with FASB ASC Topic 280, *Segment Reporting*, for purposes of business segment performance measurement, the Company does not allocate to individual business segments costs or items that are of a non-operating nature or organizational or functional expenses of a corporate nature. The caption "Corporate" includes corporate office expenses, share-based compensation, costs of certain business initiatives and shared services benefiting multiple segments and results of insignificant operations. Identifiable assets of the business segments exclude general corporate assets, which principally consist of cash and cash equivalents, certain property, plant and equipment and certain other assets pertaining to corporate activities. Intersegment sales generally include amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. The accounting policies of the reportable segments are the same as those described in Note 2 of the Notes to Consolidated Financial Statements.

Selected financial information concerning the Company's product lines and reportable segments is as follows (in millions):

	Fiscal Year Ended September 30,								
	2013			2012			2011		
	External Customers	Inter-segment	Net Sales	External Customers	Inter-segment	Net Sales	External Customers	Inter-segment	Net Sales
Access equipment									
Aerial work platforms	$ 1,483.9	$ —	$ 1,483.9	$ 1,390.2	$ —	$ 1,390.2	$ 961.6	$ —	$ 961.6
Telehandlers	1,106.0	—	1,106.0	892.3	—	892.3	527.9	—	527.9
Other [(a)]	530.8	0.1	530.9	511.9	125.1	637.0	454.6	108.0	562.6
Total access equipment	3,120.7	0.1	3,120.8	2,794.4	125.1	2,919.5	1,944.1	108.0	2,052.1
Defense	3,047.0	2.7	3,049.7	3,947.5	3.0	3,950.5	4,359.9	5.3	4,365.2
Fire & emergency	751.0	41.4	792.4	729.6	39.0	768.6	736.1	18.0	754.1
Commercial									
Concrete placement	349.5	—	349.5	231.9	—	231.9	169.6	—	169.6
Refuse collection	295.1	—	295.1	336.8	—	336.8	249.6	—	249.6
Other	101.8	20.5	122.3	100.9	27.4	128.3	79.2	66.5	145.7
Total commercial	746.4	20.5	766.9	669.6	27.4	697.0	498.4	66.5	564.9
Intersegment eliminations	—	(64.7)	(64.7)	—	(194.5)	(194.5)	—	(197.8)	(197.8)
Consolidated	$ 7,665.1	$ —	$ 7,665.1	$ 8,141.1	$ —	$ 8,141.1	$ 7,538.5	$ —	$ 7,538.5

(a) Access equipment intersegment sales in fiscal 2011 are comprised of assembly of M-ATV crew capsules and complete vehicles for the defense segment. The access equipment segment invoices the defense segment for work under this contract. These sales are eliminated in consolidation.

	Fiscal Year Ended September 30,		
	2013	2012	2011
Operating income (loss) from continuing operations:			
Access equipment [(a)]	$ 379.6	$ 229.2	$ 65.3
Defense	224.9	236.5	543.0
Fire & emergency	23.8	8.8	17.0
Commercial [(b)]	41.3	32.1	3.9
Corporate	(163.9)	(119.1)	(107.1)
Intersegment eliminations	—	0.2	4.0
Consolidated	505.7	387.7	526.1
Interest expense net of interest income	(54.6)	(73.3)	(85.5)
Miscellaneous other income (expense)	(6.1)	(5.2)	1.5
Income from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	$ 445.0	$ 309.2	$ 442.1

(a) Fiscal 2013 results include non-cash long-lived asset impairment charges of $9.0 million.

(b) Fiscal 2011 results include non-cash goodwill impairment charges of $2.0 million.

	Fiscal Year Ended September 30,		
	2013	2012	2011
Depreciation and amortization: [(a)]			
Access equipment	$ 72.5	$ 71.5	$ 84.1
Defense	18.9	19.3	26.7
Fire & emergency	12.2	13.5	13.0
Commercial	13.9	15.0	15.4
Corporate [(b)]	9.3	11.6	5.2
Consolidated	$ 126.8	$ 130.9	$ 144.4
Capital expenditures:			
Access equipment [(c)]	$ 32.5	$ 28.3	$ 26.0
Defense	5.4	16.0	36.4
Fire & emergency	6.3	7.3	17.7
Commercial	6.9	4.8	5.9
Corporate	8.8	7.9	0.2
Consolidated	$ 59.9	$ 64.3	$ 86.2

(a) Includes $0.6 million and $1.8 million in fiscal 2012 and 2011, respectively, related to discontinued operations.
(b) Includes $2.3 million and $0.1 million in fiscal 2012 and 2011, respectively, related to the write-off of deferred financing fees due to the early extinguishment of the related debt.
(c) Capital expenditures include both the purchase of property, plant and equipment and equipment held for rental.

	September 30,		
	2013	2012	2011
Identifiable assets:			
Access equipment:			
U.S.	$ 1,673.7	$ 1,754.6	$ 1,779.8
Europe [(a)]	709.0	684.2	694.0
Rest of the world	227.6	283.1	248.9
Total access equipment	2,610.3	2,721.9	2,722.7
Defense - U.S.	370.4	684.5	762.3
Fire & emergency:			
U.S.	537.1	534.0	518.9
Europe	—	—	12.9
Total fire & emergency	537.1	534.0	531.8
Commercial:			
U.S.	327.4	304.5	321.4
Rest of the world [(a)]	32.6	37.0	41.5
Total commercial	360.0	341.5	362.9
Corporate:			
U.S. [(b)]	878.0	658.1	441.2
Rest of the world	9.9	7.8	6.0
Total corporate	887.9	665.9	447.2
Consolidated	$ 4,765.7	$ 4,947.8	$ 4,826.9

(a) Includes investments in unconsolidated affiliates.
(b) Primarily includes cash and short-term investments.

The following table presents net sales by geographic region based on product shipment destination (in millions):

	Fiscal Year Ended September 30,		
	2013	2012	2011
Net sales:			
United States	$ 6,034.5	$ 6,357.2	$ 6,246.8
Other North America	235.2	248.3	179.7
Europe, Africa and the Middle East	898.7	974.9	695.0
Rest of the world	496.7	560.7	417.0
Consolidated	$ 7,665.1	$ 8,141.1	$ 7,538.5

25. Separate Financial Information of Subsidiary Guarantors of Indebtedness

The Senior Notes are jointly, severally and unconditionally guaranteed on a senior unsecured basis by all of the Company's wholly-owned existing and future subsidiaries that from time to time guarantee obligations under the Company's senior credit facility, with certain exceptions (the "Guarantors"). The following condensed supplemental consolidating financial information reflects the summarized financial information of Oshkosh, the Guarantors on a combined basis and Oshkosh's non-guarantor subsidiaries on a combined basis (in millions):

Condensed Consolidating Statement of Income and Comprehensive Income
For the Year Ended September 30, 2013

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 3,228.5	$ 3,642.4	$ 923.7	$ (129.5)	$ 7,665.1
Cost of sales	2,890.2	2,977.2	735.6	(129.7)	6,473.3
Gross income	338.3	665.2	188.1	0.2	1,191.8
Selling, general and administrative expenses	277.9	277.5	65.1	—	620.5
Amortization of purchased intangibles	0.3	39.7	16.6	—	56.6
Intangible asset impairment charges	—	—	9.0	—	9.0
Operating income	60.1	348.0	97.4	0.2	505.7
Interest expense	(217.9)	(55.2)	(3.7)	210.8	(66.0)
Interest income	2.9	55.4	163.9	(210.8)	11.4
Miscellaneous, net	44.0	(146.8)	96.7	—	(6.1)
Income (loss) from continuing operations before income taxes	(110.9)	201.4	354.3	0.2	445.0
Provision for (benefit from) income taxes	(34.4)	64.9	101.1	0.1	131.7
Income (loss) from continuing operations before equity in earnings of affiliates	(76.5)	136.5	253.2	0.1	313.3
Equity in earnings of consolidated subsidiaries	394.5	125.7	132.2	(652.4)	—
Equity in earnings of unconsolidated affiliates	—	—	3.0	—	3.0
Income from continuing operations	318.0	262.2	388.4	(652.3)	316.3
Discontinued operations, net of tax	—	1.7	—	—	1.7
Net income	318.0	263.9	388.4	(652.3)	318.0
Other comprehensive income (loss), net of tax	86.8	(4.3)	14.3	(10.0)	86.8
Comprehensive income	$ 404.8	$ 259.6	$ 402.7	$ (662.3)	$ 404.8

OSHKOSH CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidating Statement of Income
For the Year Ended September 30, 2012

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 4,100.8	$ 3,379.2	$ 921.3	$ (260.2)	$ 8,141.1
Cost of sales	3,743.7	2,867.5	783.4	(260.4)	7,134.2
Gross income	357.1	511.7	137.9	0.2	1,006.9
Selling, general and administrative expenses	238.4	290.0	33.1	—	561.5
Amortization of purchased intangibles	0.3	39.8	17.6	—	57.7
Intangible asset impairment charges	—	—	—	—	—
Operating income (loss)	118.4	181.9	87.2	0.2	387.7
Interest expense	(197.4)	(74.7)	(3.9)	200.8	(75.2)
Interest income	2.3	28.1	172.3	(200.8)	1.9
Miscellaneous, net	18.2	(101.7)	78.3	—	(5.2)
Income (loss) from continuing operations before income taxes	(58.5)	33.6	333.9	0.2	309.2
Provision for (benefit from) income taxes	(11.1)	9.1	67.2	—	65.2
Income (loss) from continuing operations before equity in earnings (losses) of affiliates	(47.4)	24.5	266.7	0.2	244.0
Equity in earnings (losses) of consolidated subsidiaries	272.5	110.0	32.1	(414.6)	—
Equity in earnings (losses) of unconsolidated affiliates	(0.4)	—	2.7	—	2.3
Income (loss) from continuing operations	224.7	134.5	301.5	(414.4)	246.3
Discontinued operations, net of tax	6.1	(24.6)	4.1	—	(14.4)
Net income (loss)	230.8	109.9	305.6	(414.4)	231.9
Net income attributable to the noncontrolling interest	—	—	(1.1)	—	(1.1)
Net income (loss) attributable to Oshkosh Corporation	$ 230.8	$ 109.9	$ 304.5	$ (414.4)	$ 230.8

Condensed Consolidating Statement of Comprehensive Income
For the Year Ended September 30, 2012

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net income	$ 230.8	$ 109.9	$ 305.6	$ (414.4)	$ 231.9
Other comprehensive income (loss), net of tax	21.2	3.6	(13.2)	9.6	21.2
Comprehensive income	252.0	113.5	292.4	(404.8)	253.1
Comprehensive (income) loss attributable to noncontrolling interest	—	—	(1.1)	—	(1.1)
Comprehensive income attributable to Oshkosh Corporation	$ 252.0	$ 113.5	$ 291.3	$ (404.8)	$ 252.0

Condensed Consolidating Statement of Income and Comprehensive Income
For the Year Ended September 30, 2011

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ 4,540.2	$ 2,400.4	$ 855.9	$ (258.0)	$ 7,538.5
Cost of sales	3,873.3	2,086.3	749.8	(262.2)	6,447.2
Gross income	666.9	314.1	106.1	4.2	1,091.3
Selling, general and administrative expenses	212.0	178.7	113.2	—	503.9
Amortization of purchased intangibles	0.1	39.8	19.4	—	59.3
Intangible asset impairment charges	—	—	2.0	—	2.0
Operating income (loss)	454.8	95.6	(28.5)	4.2	526.1
Interest expense	(200.2)	(82.1)	(3.5)	195.6	(90.2)
Interest income	2.9	26.4	171.0	(195.6)	4.7
Miscellaneous, net	10.7	(120.6)	111.4	—	1.5
Income (loss) from continuing operations before income taxes	268.2	(80.7)	250.4	4.2	442.1
Provision for (benefit from) income taxes	93.9	(25.0)	81.3	1.4	151.6
Income (loss) from continuing operations before equity in earnings (losses) of affiliates	174.3	(55.7)	169.1	2.8	290.5
Equity in earnings (losses) of consolidated subsidiaries	99.2	56.0	(52.5)	(102.7)	—
Equity in earnings (losses) of unconsolidated affiliates	(0.1)	—	0.6	—	0.5
Income (loss) from continuing operations	273.4	0.3	117.2	(99.9)	291.0
Discontinued operations, net of tax	—	(9.3)	(8.3)	—	(17.6)
Net income (loss)	273.4	(9.0)	108.9	(99.9)	273.4
Other comprehensive income (loss), net of tax	(29.4)	(4.0)	(3.8)	7.8	(29.4)
Comprehensive income (loss)	$ 244.0	$ (13.0)	$ 105.1	$ (92.1)	$ 244.0

Condensed Consolidating Balance Sheet

As of September 30, 2013

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 711.7	$ 2.7	$ 19.1	$ —	$ 733.5
Receivables, net	200.9	452.8	180.8	(40.2)	794.3
Inventories, net	195.3	391.3	236.5	(1.1)	822.0
Other current assets	130.7	52.1	20.5	0.3	203.6
Total current assets	1,238.6	898.9	456.9	(41.0)	2,553.4
Investment in and advances to consolidated subsidiaries	2,188.2	(594.0)	3,479.2	(5,073.4)	—
Intangible assets, net	2.2	1,067.6	685.9	—	1,755.7
Other long-term assets	168.7	153.0	134.9	—	456.6
Total assets	$ 3,597.7	$ 1,525.5	$ 4,756.9	$ (5,114.4)	$ 4,765.7
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable	$ 216.9	$ 256.6	$ 90.9	$ (32.7)	$ 531.7
Customer advances	69.8	221.3	3.3	—	294.4
Other current liabilities	191.1	270.4	101.4	(8.3)	554.6
Total current liabilities	477.8	748.3	195.6	(41.0)	1,380.7
Long-term debt, less current maturities	890.0	—	—	—	890.0
Other long-term liabilities	122.1	125.5	139.6	—	387.2
Total shareholders' equity	2,107.8	651.7	4,421.7	(5,073.4)	2,107.8
Total liabilities and shareholders' equity	$ 3,597.7	$ 1,525.5	$ 4,756.9	$ (5,114.4)	$ 4,765.7

Condensed Consolidating Balance Sheet
As of September 30, 2012

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 500.0	$ 5.5	$ 35.2	$ —	$ 540.7
Receivables, net	388.0	487.5	177.3	(34.2)	1,018.6
Inventories, net	284.3	415.7	239.3	(1.8)	937.5
Other current assets	129.2	47.9	20.6	—	197.7
Total current assets	1,301.5	956.6	472.4	(36.0)	2,694.5
Investment in and advances to consolidated subsidiaries	2,358.1	(1,182.9)	3,235.8	(4,411.0)	—
Intangible assets, net	2.5	1,110.4	696.3	—	1,809.2
Other long-term assets	154.7	156.8	132.6	—	444.1
Total assets	$ 3,816.8	$ 1,040.9	$ 4,537.1	$ (4,447.0)	$ 4,947.8
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable	$ 326.2	$ 288.9	$ 96.7	$ (28.5)	$ 683.3
Customer advances	315.4	190.5	4.5	—	510.4
Other current liabilities	213.6	220.2	84.5	(7.5)	510.8
Total current liabilities	855.2	699.6	185.7	(36.0)	1,704.5
Long-term debt, less current maturities	955.0	—	—	—	955.0
Other long-term liabilities	153.1	137.3	144.4	—	434.8
Total shareholders' equity	1,853.5	204.0	4,207.0	(4,411.0)	1,853.5
Total liabilities and shareholders' equity	$ 3,816.8	$ 1,040.9	$ 4,537.1	$ (4,447.0)	$ 4,947.8

Condensed Consolidating Statement of Cash Flows
For the Year Ended September 30, 2013

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ (175.8)	$ 300.5	$ 313.3	$ —	$ 438.0
Investing activities:					
Additions to property, plant and equipment	(13.8)	(20.4)	(11.8)	—	(46.0)
Additions to equipment held for rental	—	—	(13.9)	—	(13.9)
Intercompany investing	592.0	(256.8)	(288.0)	(47.2)	—
Other investing activities	(19.4)	0.3	4.2	—	(14.9)
Net cash provided (used) by investing activities	558.8	(276.9)	(309.5)	(47.2)	(74.8)
Financing activities:					
Repayment of long-term debt	—	—	—	—	—
Repurchase of Common Stock	(201.8)	—	—	—	(201.8)
Debt issuance/amendment costs	—	—	—	—	—
Intercompany financing	(1.3)	(26.0)	(19.9)	47.2	—
Other financing activities	31.8	—	—	—	31.8
Net cash provided (used) by financing activities	(171.3)	(26.0)	(19.9)	47.2	(170.0)
Effect of exchange rate changes on cash	—	(0.4)	—	—	(0.4)
Increase (decrease) in cash and cash equivalents	211.7	(2.8)	(16.1)	—	192.8
Cash and cash equivalents at beginning of year	500.0	5.5	35.2	—	540.7
Cash and cash equivalents at end of year	$ 711.7	$ 2.7	$ 19.1	$ —	$ 733.5

Condensed Consolidating Statement of Cash Flows

For the Year Ended September 30, 2012

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ (143.4)	$ 122.2	$ 289.5	$ —	$ 268.3
Investing activities:					
Additions to property, plant and equipment	(24.5)	(22.7)	(8.7)	—	(55.9)
Additions to equipment held for rental	—	—	(8.4)	—	(8.4)
Proceeds from sale of equity method investees	—	—	8.7	—	8.7
Intercompany investing	405.3	(90.6)	(288.3)	(26.4)	—
Other investing activities	5.0	8.6	0.2	—	13.8
Net cash provided (used) by investing activities	385.8	(104.7)	(296.5)	(26.4)	(41.8)
Financing activities:					
Repayment of long-term debt	(105.0)	(0.1)	—	—	(105.1)
Repurchase of Common Stock	(13.3)	—	—	—	(13.3)
Debt issuance/amendment costs	(3.1)	—	—	—	(3.1)
Intercompany financing	(1.3)	(26.0)	0.9	26.4	—
Other financing activities	4.0	—	0.2	—	4.2
Net cash provided (used) by financing activities	(118.7)	(26.1)	1.1	26.4	(117.3)
Effect of exchange rate changes on cash	—	0.6	2.4	—	3.0
Increase (decrease) in cash and cash equivalents	123.7	(8.0)	(3.5)	—	112.2
Cash and cash equivalents at beginning of year	376.3	13.5	38.7	—	428.5
Cash and cash equivalents at end of year	$ 500.0	$ 5.5	$ 35.2	$ —	$ 540.7

Condensed Consolidating Statement of Cash Flows

For the Year Ended September 30, 2011

	Oshkosh Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 259.9	$ (35.5)	$ 163.3	$ —	$ 387.7
Investing activities:					
Additions to property, plant and equipment	(42.2)	(27.4)	(12.7)	—	(82.3)
Additions to equipment held for rental	—	—	(3.9)	—	(3.9)
Intercompany investing	191.9	100.4	(283.5)	(8.8)	—
Other investing activities	(3.0)	0.8	20.1	—	17.9
Net cash provided (used) by investing activities	146.7	73.8	(280.0)	(8.8)	(68.3)
Financing activities:					
Repayment of long-term debt	(91.1)	(0.3)	—	—	(91.4)
Net borrowings under revolving credit facilities	(150.0)	—	—	—	(150.0)
Debt issuance/amendment costs	(0.1)	—	—	—	(0.1)
Intercompany financing	(1.3)	(26.0)	18.5	8.8	—
Other financing activities	10.0	—	—	—	10.0
Net cash provided (used) by financing activities	(232.5)	(26.3)	18.5	8.8	(231.5)
Effect of exchange rate changes on cash	—	(1.0)	2.6	—	1.6
Increase (decrease) in cash and cash equivalents	174.1	11.0	(95.6)	—	89.5
Cash and cash equivalents at beginning of year	202.2	2.5	134.3	—	339.0
Cash and cash equivalents at end of year	$ 376.3	$ 13.5	$ 38.7	$ —	$ 428.5

26. Unaudited Quarterly Results

The unaudited quarterly results below have been revised to exclude from continuing operations the results of the Company's ambulance business, which was reclassified to discontinued operations in fiscal 2013 for all periods presented (in millions, except per share amounts):

	Fiscal Year Ended September 30, 2013			
	4th Quarter [(a)]	3rd Quarter	2nd Quarter	1st Quarter [(b)]
Net sales	$ 1,726.5	$ 2,204.4	$ 1,984.4	$ 1,749.8
Gross income	256.9	385.5	303.4	246.0
Operating income	65.2	225.6	134.6	80.3
Net income	36.3	148.7	86.5	46.5
Net income from continuing operations	$ 35.7	$ 148.4	$ 85.9	$ 46.3
Less: net earnings allocated to participating securities	(0.2)	(0.9)	(0.5)	(0.3)
Net income from continuing operations available to Oshkosh Corporation common shareholders	$ 35.5	$ 147.5	$ 85.4	$ 46.0
Net income (loss) from discontinued operations	$ 0.6	$ 0.3	$ 0.6	$ 0.2
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-basic:				
From continuing operations	$ 0.41	$ 1.69	$ 0.98	$ 0.51
From discontinued operations	0.01	—	0.01	—
	$ 0.42	$ 1.69	$ 0.99	$ 0.51
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-diluted:				
From continuing operations	$ 0.40	$ 1.67	$ 0.96	$ 0.51
From discontinued operations	0.01	—	0.01	—
	$ 0.41	$ 1.67	$ 0.97	$ 0.51
Common Stock per share dividends	$ —	$ —	$ —	$ —

(a) The fourth quarter of fiscal 2013 was impacted by a $9.0 million ($5.5 million after-tax) non-cash intangible asset impairment charge (See Note 8 of the Notes to Consolidated Financial Statements) and charges of $3.8 million ($2.4 million after-tax) related to the ratification of a five-year union contract extension in the defense segment.

(b) The first quarter of fiscal 2013 was impacted by $16.3 million ($10.4 million after-tax) of costs incurred by the Company in connection with an unsolicited tender offer for the Company's Common Stock and a threatened proxy contest.

	Fiscal Year Ended September 30, 2012			
	4th Quarter [(a)]	3rd Quarter	2nd Quarter [(b)]	1st Quarter [(c)]
Net sales	$ 2,050.5	$ 2,159.8	$ 2,062.3	$ 1,868.5
Gross income	263.3	274.6	244.1	224.9
Operating income	98.3	126.2	84.1	79.1
Net income	78.9	75.7	38.0	39.3
Net income from continuing operations	$ 83.7	$ 77.1	$ 42.9	$ 41.5
Less: net earnings allocated to participating securities	(0.3)	(0.2)	(0.1)	(0.1)
Net income from continuing operations available to Oshkosh Corporation common shareholders	$ 83.4	$ 76.9	$ 42.8	$ 41.4
Net loss from discontinued operations	$ (4.8)	$ (1.4)	$ (5.6)	$ (2.6)
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-basic:				
From continuing operations	$ 0.91	$ 0.85	$ 0.47	$ 0.45
From discontinued operations	(0.05)	(0.02)	(0.06)	(0.03)
	$ 0.86	$ 0.83	$ 0.41	$ 0.42
Earnings (loss) per share attributable to Oshkosh Corporation common shareholders-diluted:				
From continuing operations	$ 0.91	$ 0.84	$ 0.47	$ 0.45
From discontinued operations	(0.05)	(0.02)	(0.06)	(0.03)
	$ 0.86	$ 0.82	$ 0.41	$ 0.42
Common Stock per share dividends	$ —	$ —	$ —	$ —

(a) The fourth quarter of fiscal 2012 was impacted by: (1) a $7.8 million change in estimate to increase revenue ($5.0 million, after-tax) resulting from the definitization of contracts in the defense segment (See Note 4 of the Notes to Consolidated Financial Statements), (2) a $7.0 million increase to selling, general and administrative expenses ($4.5 million, after-tax) resulting from the correction of a prior period error in the valuation of performance shares (See Note 17 of the Notes to Consolidated Financial Statements), (3) a $3.4 million increase to selling, general and administrative expenses ($2.2 million, after-tax) resulting from the curtailment of pension and other postretirement benefit plans (See Note 19 of the Notes to Consolidated Financial Statements), and (4) a decrease in income tax expense of $5.7 million related to the correction of deferred tax assets (See Note 20 of the Notes to Consolidated Financial Statements).

(b) The second quarter of fiscal 2012 was impacted by $3.6 million ($2.3 million after-tax) of costs incurred by the Company in connection with a proxy contest.

(c) The first quarter of fiscal 2012 was impacted by $2.8 million ($1.8 million after-tax) of costs incurred by the Company in connection with a proxy contest.

27. Subsequent Event

On October 30, 2013, the Company declared a cash dividend of $0.15 per share payable December 2, 2013 to shareholders of record on November 18, 2013.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. In accordance with Rule 13a-15(b) of the Exchange Act, the Company's management evaluated, with the participation of the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 30, 2013. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of September 30, 2013 to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company's management, with the participation of the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of September 30, 2013, the Company's internal controls over financial reporting were effective based on that framework.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of September 30, 2013, which is included herein.

Attestation Report of Independent Registered Public Accounting Firm. The attestation report required under this Item 9A is contained in Item 8 of Part II of this Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

The Company has no information to report pursuant to Item 9B.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information to be included under the captions "Governance of the Company — The Board of Directors," "Governance of the Company — Committees of the Board of Directors — Audit Committee" and "Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for the 2014 annual meeting of shareholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item. Reference is also made to the information under the heading "Executive Officers of the Registrant" included under Part I of this report.

The Company has adopted the Oshkosh Corporation Code of Ethics Applicable to Directors and Senior Executives, including, the Company's Chief Executive Officer, the Company's President and Chief Operating Officer, the Company's Executive Vice President and Chief Financial Officer, the Company's Executive Vice President, General Counsel and Secretary, the Company's Senior Vice President Finance and Controller and the Presidents, Vice Presidents of Finance and Controllers of the Company's business units, or persons holding positions with similar responsibilities at business units, and other officers elected by the Company's Board of Directors at the vice president level or higher. The Company has posted a copy of the Oshkosh Corporation Code of Ethics Applicable to Directors and Senior Executives on the Company's website at www.oshkoshcorporation.com, and any such Code of Ethics is available in print to any shareholder who requests it from the Company's Secretary. The Company intends to satisfy the disclosure requirements under Item 10 of Form 8-K regarding amendments to, or waivers from, the Oshkosh Corporation Code of Ethics Applicable to Directors and Senior Executives by posting such information on its website at www.oshkoshcorporation.com.

The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

ITEM 11. EXECUTIVE COMPENSATION

The information to be included under the captions "Report of the Human Resources Committee," "Executive Compensation" and "Director Compensation" contained in the Company's definitive proxy statement for the 2014 annual meeting of shareholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information to be included under the caption "Stock Ownership — Stock Ownership of Directors, Executive Officers and Other Large Shareholders" in the Company's definitive proxy statement for the 2014 annual meeting of shareholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans as of September 30, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options or Vesting of Share Awards(1)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,030,269	$ 33.41	4,312,040
Equity compensation plans not approved by security holders	—		—
	5,030,269	$ 33.41	4,312,040

(1) Represents options to purchase shares of the Company's Common Stock granted under the Company's 2004 Incentive Stock and Awards Plan, and 2009 Incentive Stock and Awards Plan, as amended and restated, all of which were approved by the Company's shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information to be included under the caption "Governance of the Company — The Board of Directors" and "Governance of the Company — Policies and Procedures Regarding Related Person Transactions" in the Company's definitive proxy statement for the 2014 annual meeting of shareholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information to be included under the caption "Ratification of the Appointment of the Independent Registered Public Accounting Firm — Report of the Audit Committee" in the Company's definitive proxy statement for the 2014 annual meeting of shareholders, to be filed with the Securities and Exchange Commission, is hereby incorporated by reference in answer to this item.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) 1. Financial Statements: The following consolidated financial statements of the Company and the report of the Independent Registered Public Accounting Firm included in the Annual Report to Shareholders for the fiscal year ended September 30, 2013, are contained in Item 8:

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Income and Comprehensive Income for the years ended September 30, 2013, 2012 and 2011

Consolidated Balance Sheets at September 30, 2013 and 2012

Consolidated Statements of Equity for the years ended September 30, 2013, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

2. Financial Statement Schedule:

Schedule II — Valuation & Qualifying Accounts

All other schedules are omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits:

Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSHKOSH CORPORATION

November 13, 2013 By /S/ Charles L. Szews
Charles L. Szews, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

November 13, 2013 By /S/ Charles L. Szews
Charles L. Szews, Chief Executive Officer and Director
(Principal Executive Officer)

November 13, 2013 By /S/ David M. Sagehorn
David M. Sagehorn, Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

November 13, 2013 By /S/ Thomas J. Polnaszek
Thomas J. Polnaszek, Senior Vice President Finance and Controller
(Principal Accounting Officer)

November 13, 2013 By /S/ Richard M. Donnelly
Richard M. Donnelly, Chairman of the Board

November 13, 2013 By /S/ Peter B. Hamilton
Peter B. Hamilton, Director

November 13, 2013 By /S/ Kathleen J. Hempel
Kathleen J. Hempel, Director

November 13, 2013 By /S/ Leslie F. Kenne
Leslie F. Kenne, Director

November 13, 2013 By /S/ Stephen D. Newlin
Stephen D. Newlin, Director

November 13, 2013 By /S/ Craig P. Omtvedt
Craig P. Omtvedt, Director

November 13, 2013 By /S/ Duncan J. Palmer
Duncan J. Palmer, Director

November 13, 2013 By /S/ John S. Shiely
John S. Shiely, Director

November 13, 2013 By /S/ Richard G. Sim
Richard G. Sim, Director

November 13, 2013 By /S/ William S. Wallace
William S. Wallace, Director

SCHEDULE II

OSHKOSH CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts
Years Ended September 30, 2013, 2012 and 2011
(In millions)

Fiscal Year	Balance at Beginning of Year	Additions Charged to Expense	Reductions*	Balance at End of Year
2011	$ 42.0	$ 2.0	$ (14.5)	$ 29.5
2012	$ 29.5	$ (2.3)	$ (9.2)	$ 18.0
2013	$ 18.0	$ 3.8	$ (1.4)	$ 20.4

* Represents amounts written off to the reserve, net of recoveries and foreign currency translation adjustments.

OSHKOSH CORPORATION
EXHIBIT INDEX
2013 ANNUAL REPORT ON FORM 10-K

3.1 Restated Articles of Incorporation of Oshkosh Corporation.

3.2 By-Laws of Oshkosh Corporation, as amended effective July 16, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 1-31371)).

4.1 Credit Agreement, dated September 27, 2010, among Oshkosh Corporation, various subsidiaries of Oshkosh Corporation party thereto as borrowers and various lenders and agents party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated September 29, 2010 (File No. 1-31371)).

4.2 First Amendment to Credit Agreement, dated July 13, 2012, among Oshkosh Corporation and various lenders and agents party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated July 13, 2012 (File No. 1-31371)).

4.3 Indenture, dated March 3, 2010, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated March 3, 2010 (File No. 1-31371)).

4.4 First Supplemental Indenture, dated September 27, 2010, among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2010 (File No. 1-31371)).

10.1 Oshkosh Corporation Executive Retirement Plan, amended and restated effective December 31, 2008 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008 (File No. 1-31371)).*

10.2 Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of Bryan J. Blankfield, Joseph H. Kimmitt, David M. Sagehorn and Charles L. Szews (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-31371)).*

10.3 Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of Gregory L. Fredericksen, James W. Johnson, Wilson R. Jones, Marek W. May, Bradley M. Nelson, Frank R. Nerenhausen, Michael K. Rohrkaste, Gary W. Schmiedel and John M. Urias (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-31371)).*

10.4 Form of Key Executive Employment and Severance Agreement between Oshkosh Corporation and each of R. Scott Grennier, Thomas J. Polnaszek and Mark M. Radue (each of the persons identified has signed this form or a form substantially similar) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011 (File No. 1-31371)).*

10.5 Oshkosh Corporation 2004 Incentive Stock and Awards Plan, as amended through September 15, 2008 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008 (File No. 1-31371)).*

10.6 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Stock Option Agreement for awards granted prior to September 19, 2005 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-114939)).*

10.7 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Stock Option Agreement for awards granted on and after September 19, 2005 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-31371)).*

10.8 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award Agreement, for awards granted prior to September 19, 2005 (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (Reg. No. 333-114939)).*

10.9 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award Agreement, for awards granted on and after September 19, 2005 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-31371)).*

10.10 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated September 14, 2004 (File No. 1-31371)).*

10.11 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 1, 2005 (File No. 1-31371)).*

10.12 Summary of Cash Compensation for Non-Employee Directors (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended September 30, 2012 (File No. 1-31371)).*

10.13 Confidentiality and Loyalty Agreement, dated March 20, 2007, between Oshkosh Corporation and Charles L. Szews (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated March 20, 2007 (File No. 1-31371)).*

10.14 Second Amended and Restated Employment Agreement, effective as of April 26, 2011, between Oshkosh Corporation and Charles L. Szews (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (File No. 1-31371)).*

10.15 Resolutions of the Human Resources Committee of the Board of Directors of Oshkosh Corporation, adopted September 17, 2007, approving terms of performance share awards under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended September 30, 2007 (File No. 1-31371)).*

10.16 Form of Oshkosh Corporation 2004 Incentive Stock and Awards Plan Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 1-31371)).*

10.17 Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 1-31371)).*

10.18 Oshkosh Corporation 2009 Incentive Stock and Awards Plan as Amended and Restated, as amended January 18, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 1-31371)).*

10.19 Framework for Awards of Performance Shares under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated September 18, 2009 (File No. 1-31371)).*

10.20 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated September 18, 2009 (File No. 1-31371)).*

10.21 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Stock Appreciation Rights Award Agreement for awards granted prior to September 19, 2011 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated September 18, 2009 (File No. 1-31371)).*

10.22 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Stock Appreciation Rights Award Agreement for awards granted on or after September 19, 2011 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011 (File No. 1-31371)).*

10.23 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Award for awards granted prior to September 19, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 (File No. 1-31371)).*

10.24 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Award for awards granted on or after September 19, 2011 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended September 30, 2011 (File No. 1-31371)).*

10.25 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Non-Employee Director Stock Option Award (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 (File No. 1-31371)).*

10.26 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Unit Award Agreement (Stock Settled on Retirement).*

10.27 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Unit Award Agreement (Stock Settled on Vesting - Retirement).*

10.28 Form of Oshkosh Corporation 2009 Incentive Stock and Awards Plan Restricted Stock Unit Award Agreement (Stock Settled on Vesting - General).*

10.29 Letter Agreement, dated October 24, 2012, between Oshkosh Corporation and Colleen R. Moynihan (incorporated by reference to Exhibit (e)(29) to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated October 26, 2012) (File No. 1-31371)).*

10.30 Oshkosh Corporation KEESA Rabbi Trust Agreement, dated as of January 31, 2013, between Oshkosh Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (File No. 1-31371)).*

10.31 Oshkosh Corporation Supplemental Retirement Plans Rabbi Trust Agreement, dated as of January 31, 2013, between Oshkosh Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (File No. 1-31371)).*

10.32 Oshkosh Corporation Defined Contribution Executive Retirement Plan Effective January 1, 2013.*

11 Computation of per share earnings (contained in Note 22 of "Notes to Consolidated Financial Statements" of the Company's Annual Report on Form 10-K for the year ended September 30, 2013).

21 Subsidiaries of Registrant.

23 Consent of Deloitte & Touche LLP.

31.1 Certification by the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act, dated November 13, 2013.

31.2 Certification by the Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act, dated November 13, 2013.

32.1 Written Statement of the Chief Executive Officer, pursuant to 18 U.S.C. ss. 1350, dated November 13, 2013.

32.2 Written Statement of the Executive Vice President and Chief Financial Officer, pursuant to 18 U.S.C. ss. 1350, dated November 13, 2013.

101 The following materials from Oshkosh Corporation's Annual Report on Form 10-K for the year ended September 30, 2013 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

---

* Denotes a management contract or compensatory plan or arrangement.

INTENTIONALLY LEFT BLANK.

BOARD OF DIRECTORS

Richard M. Donnelly[4]
Chairman of the Board of the Company
Retired President and Group Executive of General Motors, Europe

Peter B. Hamilton[1,3]
Retired Senior Vice President and Chief Financial Officer, Brunswick Corporation

Kathleen J. Hempel[2,3]
Retired Vice Chairman and Chief Financial Officer, Fort Howard Corporation

Leslie F. Kenne[2]
Lt. General (Ret.), U.S. Air Force
Independent Consultant

Stephen D. Newlin[3]
Chairman, President and Chief Executive Officer, PolyOne Corporation

Craig P. Omtvedt[1]
Retired Senior Vice President and Chief Financial Officer, Fortune Brands, Inc.

Duncan J. Palmer[1]
Senior Vice President and Chief Financial Officer, Reed Elsevier

John S. Shiely[2]
Chairman Emeritus, Briggs & Stratton Corporation

Richard G. Sim[1]
Managing Partner, Iona Partners LLC
Retired Chairman, President and Chief Executive Officer, APW, Ltd.

Charles L. Szews
Chief Executive Officer of the Company

William S. Wallace[3]
General (Ret.), U.S. Army
Independent Consultant

(1) Member of the Audit Committee, of which Mr. Omtvedt is the Chair.

(2) Member of the Governance Committee, of which Ms. Kenne is the Chair.

(3) Member of the Human Resources Committee, of which Mr. Hamilton is the Chair.

(4) Alternate member of the Audit, Governance and Human Resources Committees.

CORPORATE OFFICERS

PRINCIPAL OFFICERS

Charles L. Szews
Chief Executive Officer

Wilson R. Jones
President and Chief Operating Officer

Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary

Gregory L. Fredericksen
Executive Vice President and Chief Procurement Officer

R. Scott Grennier
Senior Vice President and Treasurer

James W. Johnson
Executive Vice President and President, Fire & Emergency

Joseph (Jay) H. Kimmitt
Executive Vice President, Government Operations and Industry Relations

Marek W. May
Senior Vice President, Operations

Colleen R. Moynihan
Senior Vice President, Quality & Continuous Improvement

Bradley M. Nelson
Senior Vice President and President, Commercial

Frank R. Nerenhausen
Executive Vice President and President, Access Equipment

Thomas J. Polnaszek
Senior Vice President, Finance and Controller

Mark M. Radue
Senior Vice President, Business Development

Michael K. Rohrkaste
Executive Vice President, Chief Administration and Human Resources Officer

David M. Sagehorn
Executive Vice President and Chief Financial Officer

Gary W. Schmiedel
Executive Vice President, Technology

John M. Urias
Executive Vice President and President, Defense

SHAREHOLDERS' INFORMATION

Stock Listing
Oshkosh Corporation Common Stock is listed on the New York Stock Exchange under the symbol: OSK.

Form 10-K
Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission are available free of charge by visiting the Company's website, or by contacting:

Investor Relations
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566
920.235.9151, ext. 22889

Dividend Reinvestment & Stock Purchase Plan
To obtain information on the Company's Dividend Reinvestment and Computershare Investment Plan, please contact Computershare Trust Company, N.A.

Transfer Agent & Registrar
Computershare Investor Services, LLC

Mail:
P.O. Box 43078
Providence, Rhode Island 02940-3078

Shipment:
250 Royall St.
Canton, Massachusetts 02021
www.computershare.com

866.222.4059
(within the U.S. and Canada)

+1.312.601.6643
(outside the U.S. and Canada)

Independent Auditors
Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, Wisconsin 53202

Corporate Headquarters
2307 Oregon Street
Oshkosh, Wisconsin 54902

Mailing Address & Telephone
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566
920.235.9150

Internet Address
For Company facts, corporate governance information including the Company's code of conduct, news releases, earnings conference call webcasts, webcast archives, presentations and product information, visit Oshkosh Corporation on the internet at:

www.oshkoshcorporation.com



Oshkosh Corporation // P.O. Box 2566 // Oshkosh, WI USA 54903-2566 // 920.235.9150
www.oshkoshcorporation.com

OSK
LISTED
NYSE

OSK0060-IR-AR13



Oshkosh Corporation

December 13, 2013

Dear Fellow Oshkosh Corporation Shareholder:

We would like to extend a personal invitation for you to join us at our Annual Meeting of Shareholders on Tuesday, February 4, 2014 at 8:00 a.m. (Central Standard Time) at the Oshkosh Convention Center, 2 North Main Street, Oshkosh, Wisconsin 54901.

Your Board of Directors is recommending a highly qualified, experienced and diverse slate of director nominees for election to our Board of Directors at the Annual Meeting. At the Annual Meeting, we will ask you to: (1) elect eleven directors; (2) ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as our independent auditors for the fiscal year ending September 30, 2014; (3) approve, by advisory vote, the compensation of our named executive officers; (4) vote against a shareholder proposal relating to accelerated vesting of equity awards upon a change in control if properly presented at the Annual Meeting; and (5) take action upon any other business as may properly come before the Annual Meeting.

Your management team will provide a business review at the Annual Meeting, including an update on the progress we have made on the execution of our MOVE strategy as we continue to target earnings per share from continuing operations of $4.00 - $4.50 by fiscal 2015. We also will answer your questions.

The accompanying materials include the Notice of Annual Meeting of Shareholders and Proxy Statement. The Proxy Statement provides background on the business that we will conduct at the Annual Meeting, as well as further information about our company. We ask that you consider this information when you vote your shares.

We are furnishing our proxy materials to our shareholders over the Internet. This process expedites the delivery of proxy materials, maintains convenient access to the proxy materials by our shareholders, and provides clear instructions for receiving proxy materials and voting your shares. It is also friendly to the environment.

On December 13, 2013, we mailed to our shareholders the Notice of Internet Availability of Proxy Materials. This Notice includes complete instructions for our shareholders' use of this process. Specifically, the Notice contains instructions on how to access our 2013 Proxy Statement and 2013 Annual Report and how to vote online. In addition, the Notice of Internet Availability of Proxy Materials contains instructions on how our shareholders may (i) receive a paper copy of the Proxy Statement and Annual Report, if they received only a Notice of Internet Availability of Proxy Materials this year, or (ii) elect to receive their Proxy Statement and Annual Report only over the Internet, if they received them by mail this year.

It is important that your shares are represented at the Annual Meeting. You may vote your shares over the Internet at the website identified in the Notice of Internet Availability of Proxy Materials or via the toll-free telephone number identified in the Notice of Internet Availability of Proxy Materials. If you received a paper copy of the proxy card by mail, you may sign and date the

proxy card and return it by mail in the envelope provided. The Notice of Internet Availability of Proxy Materials contains instructions for use of all three methods of voting.

Sincerely,



Richard M. Donnelly
Chairman of the Board



Charles L. Szews
Chief Executive Officer



Oshkosh Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 13, 2013

The 2014 Annual Meeting of Shareholders of Oshkosh Corporation will be held at the Oshkosh Convention Center, 2 North Main Street, Oshkosh, Wisconsin 54901 on Tuesday, February 4, 2014 at 8:00 a.m. (Central Standard Time) for the following purposes:

1. To elect eleven directors;
2. To ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as our independent auditors for the fiscal year ending September 30, 2014;
3. To approve, by advisory vote, the compensation of our named executive officers;
4. To vote on a shareholder proposal relating to accelerated vesting of equity awards upon a change in control, if properly presented at the Annual Meeting; and
5. To consider and act upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Only Oshkosh Corporation shareholders of record at the close of business on December 10, 2013, are entitled to vote at the Annual Meeting.

Your vote is very important. Even if you plan to attend the Annual Meeting, we request that you read the accompanying Proxy Statement and vote your shares as soon as possible either over the Internet or via the toll-free telephone number as we describe in the accompanying materials and the Notice of Internet Availability of Proxy Materials. If you received a paper copy of the proxy card by mail, you may sign and date the proxy card and return it by mail in the envelope provided. No postage is necessary if mailed in the United States in the envelope provided. Voting over the Internet, via the toll-free telephone number or mailing a proxy card will not limit your right to vote in person or to attend the Annual Meeting.

By Order of the Board of Directors,

Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary
Oshkosh Corporation
2307 Oregon Street
Oshkosh, WI 54903-2566

TABLE OF CONTENTS

TABLE OF CONTENTS

PROXY STATEMENT

General Information About the Annual Meeting and Voting

Q&A — Annual Meeting and Voting Procedures

Q: Why am I receiving these materials?

A: This Proxy Statement relates to the solicitation by our Board of Directors of proxies to be voted at our 2014 Annual Meeting of Shareholders for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders, and at any adjournments or postponements of the Annual Meeting. We mailed our Notice of Internet Availability of Proxy Materials and we are making available this Proxy Statement on December 13, 2013 to all Oshkosh shareholders of record as of the close of business on December 10, 2013, the record date for voting at the Annual Meeting. We will hold the Annual Meeting on Tuesday, February 4, 2014 at 8:00 a.m. (Central Standard Time) at the Oshkosh Convention Center, 2 North Main Street, Oshkosh, Wisconsin 54901.

Q: What proposals are to be presented at the Annual Meeting?

A: The purpose of the Annual Meeting is to (1) elect eleven directors; (2) ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as our independent auditors for the fiscal year ending September 30, 2014; (3) approve, by advisory vote, the compensation of our named executive officers; (4) vote on a shareholder proposal relating to accelerated vesting of equity awards upon a change in control, if properly presented at the Annual Meeting; and (5) take action upon any other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Q: Who can attend the Annual Meeting?

A: The Annual Meeting is for our shareholders and invited guests. You may vote shares that you hold in your name as the shareholder of record in person at the Annual Meeting. You may vote shares that you hold beneficially in street name in person at the Annual Meeting *only* if you obtain a legal proxy from the broker or other agent that holds your shares giving you the right to vote the shares and bring such proxy to the Annual Meeting. If your shares are held beneficially in street name and you wish to vote in person at the Annual Meeting, please contact your broker or other agent so that you follow the appropriate procedure.

Q: Who is entitled to vote?

A: All shareholders of record of our Common Stock as of the close of business on December 10, 2013, the record date for voting at the Annual Meeting, are entitled to vote at the Annual Meeting. On the record date, 84,692,089 shares of Common Stock were outstanding and entitled to vote.

Q: How do I determine the number of votes I have?

A: Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting. The Notice of Internet Availability of Proxy Materials you received indicates the number of shares of Common Stock that you own in the specific account identified in the Notice of Internet Availability of Proxy Materials.

Q: **What constitutes a quorum for the Annual Meeting?**

A: To carry on the business of the Annual Meeting, a minimum number of shares of Common Stock, constituting a quorum, must be present. The quorum for the Annual Meeting is a majority of the votes represented by the outstanding shares of our Common Stock. This majority may be present in person or by proxy. Abstentions and "broker non-votes" (when a broker has delivered a proxy but it does not have authority to vote on the proposal in question) are counted as present in determining whether or not there is a quorum.

Q: **How many votes are required to pass each of the proposals?**

A: *Proposal 1: Election of Directors.* The eleven nominees for director who receive the most votes of all votes cast for directors will be elected. Abstentions, votes withheld and broker non-votes will not constitute "votes cast." We have a form of majority voting for director elections. In the absence of a contested election, pursuant to the majority voting provisions of our By-Laws, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the Chairman of the Board. The Governance Committee of our Board of Directors (or, under certain circumstances, another committee appointed by the Board) will promptly consider that resignation and will recommend to the Board whether to accept the tendered resignation or reject it based on all relevant factors. The Board must then act on that recommendation no later than 90 days following the date of the Annual Meeting. Within four days of the Board's decision, we must disclose the decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) that includes a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation.

Proposal 2: Ratification of the appointment of Deloitte & Touche LLP. The votes cast "for" must exceed the votes cast "against" to approve the ratification of the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as our independent auditors for the fiscal year ending September 30, 2014. Abstentions do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast."

Proposal 3: Advisory vote on executive compensation. The votes cast "for" this proposal must exceed the votes cast "against" to approve, by advisory vote, the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and accompanying compensation tables contained in this Proxy Statement. Abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast."

Proposal 4: Shareholder Proposal relating to accelerated vesting of equity awards upon a change in control. The votes cast "for" the proposal must exceed the votes cast "against" the proposal for the shareholder proposal to pass. Abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast."

Q: Who is soliciting my vote?

A: In this Proxy Statement, our Board is soliciting your vote for matters being submitted for shareholder approval at the Annual Meeting. Giving us your proxy means that you authorize the proxy holders identified on the proxy card to vote your shares at the Annual Meeting in the manner you direct. You may vote for all, some or none of our director nominees. You may also abstain from voting. If you sign and return a proxy card by mail but do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of our Board, including in favor of our Board's nominees for election to the Board. If any other matters are properly presented at the Annual Meeting for consideration, the persons named as proxies on the proxy card will vote as recommended by our Board or, if no recommendation is given, in their own discretion.

Q: How does our Board recommend shareholders vote?

A: Our Board unanimously recommends that you vote:

- **FOR** the election of the following eleven individuals nominated by our Board for election as directors: Richard M. Donnelly, Peter B. Hamilton, Kathleen J. Hempel, Leslie F. Kenne, Stephen D. Newlin, Craig P. Omtvedt, Duncan J. Palmer, John S. Shiely, Richard G. Sim, Charles L. Szews and William S. Wallace;
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2014;
- **FOR** the proposal to approve the compensation of our named executive officers; and
- **AGAINST** the shareholder proposal relating to accelerated vesting of equity awards upon a change in control.

Q: Will my shares be voted if I do nothing?

A: If you are a shareholder of record, you must submit your proxy by telephone or Internet, sign and return a proxy card, or attend the Annual Meeting in person for your shares to be voted. If you are a beneficial owner of shares and your shares are held in "street name," your bank, broker, trustee or nominee will not be able to vote your shares at the Annual Meeting on "non-routine matters," as defined by the New York Stock Exchange, unless you instruct them as to how you want your shares to be voted. The New York Stock Exchange currently considers only the ratification of the appointment of Deloitte & Touche LLP as our company's independent registered public accounting firm for fiscal 2014 to be a routine matter. If your shares are held in street name, your broker, bank or nominee has provided you the Notice of Internet Availability of Proxy Materials and a voting instruction form. We strongly encourage you to vote your shares by following the instructions provided on the voting instruction form to ensure that your shares are represented and voted at the Annual Meeting.

Q: What is the difference between a shareholder of record and a beneficial owner of shares?

A: If your Common Stock is held directly in your name with our transfer agent, Computershare Shareowner Services, you are considered a "shareholder of record" with respect to those shares. If this is the case, the Notice of Internet Availability of Proxy Materials has been provided directly to you.

If your Common Stock is held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial holder" of the shares held for you in what is known as "street name." If this is the case, the Notice of Internet Availability of Proxy Materials and a voting instruction form should have been provided to you by your brokerage firm, bank or other nominee, or their agent, which is considered the shareholder of record with respect to these shares. As a beneficial holder, you have the right to direct your bank, broker, trustee or nominee on how to vote the shares.

Q: How do I vote?

A: On December 13, 2013, we mailed our Notice of Internet Availability of Proxy Materials, which includes instructions for accessing our 2013 Proxy Statement and our 2013 Annual Report, as well as instructions for our shareholders to vote over the Internet, via a toll-free telephone number or by mail by signing, dating and returning a paper proxy card. Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the Annual Meeting the opportunity to vote their shares, whether or not they attend the meeting in person. You can vote in one of the following ways:

- **Via the Internet** — Shareholders can simplify their voting by voting their shares via the Internet as instructed in the Notice of Internet Availability of Proxy Materials or in the voting instruction form sent to them by their bank, broker, trustee or nominee. The Internet procedures are designed to authenticate a shareholder's identity to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. Internet voting facilities for shareholders of record are available 24 hours a day. Voting via the Internet authorizes the named proxies to vote your shares in the same manner as if you had submitted a validly executed proxy card.
- **By Telephone** — Shareholders can vote their shares by a toll-free telephone number by following the instructions provided in the Notice of Internet Availability of Proxy Materials or in the voting instruction form sent to them by their bank, broker, trustee or nominee. The telephone voting procedures are designed to authenticate a shareholder's identity to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. Telephone voting for shareholders of record is available 24 hours a day. Voting by telephone authorizes the named proxies to vote your shares in the same manner as if you had submitted a validly executed proxy card.
- **By Mail** — Shareholders of record who have received a paper copy of a proxy card by mail may submit proxies by completing, signing and dating their proxy card and mailing it in the accompanying pre-addressed envelope. Proxy cards submitted by mail must be received by the time of the Annual Meeting for your shares to be voted.

Shareholders who are beneficial owners who have received a voting instruction form from their bank, broker, trustee or nominee may return the voting instruction form by mail as set forth on the form.

- **In Person** — Shares held in your name as the shareholder of record may be voted by you in person at the Annual Meeting. Shares held beneficially in street name may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker or other agent that holds your shares giving you the right to vote the shares at the Annual Meeting. You will need to bring such proxy to the Annual Meeting for review by the inspector of election. If you vote by proxy and also attend the Annual Meeting, you do not need to vote again at the Annual Meeting unless you wish to change your vote. Even if you plan to attend the Annual Meeting, we strongly urge you to vote in advance by proxy using one of the methods described above. Directions to the Annual Meeting are available at: *www.proxyvote.com*.

Q: If I vote multiple times, what determines which vote is counted?

A: If you vote by more than one method, or vote multiple times using the same method, only the last-dated vote that is received by the inspector of election will be counted, and each previous vote will be disregarded.

If you receive more than one Notice of Internet Availability of Proxy Materials, it may mean that you hold shares of Oshkosh Common Stock in more than one account. To vote in accordance with the Board's recommendations, you must vote using one of the methods described above for EACH account in which you hold shares.

Q: How can I revoke my proxy?

A: If you are a shareholder of record, you can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by doing any of the following: (1) you can vote by telephone or Internet at a later date; (2) you can execute and deliver a valid proxy with a later date; (3) you can notify our Secretary in writing at Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566 that you have revoked your proxy; or (4) you can vote in person by written ballot at the Annual Meeting.

If you are a beneficial owner of your shares and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee in accordance with that entity's procedures, or you can vote in person at the Annual Meeting with a legal proxy form from the entity that holds your shares giving you the right to vote the shares. If you vote the same shares by more than one method or vote multiple times with respect to the same shares using the same method, only the last-dated vote that is received will be counted, and each previous vote will be disregarded.

Q: How do I vote if I am an employee participating in the Oshkosh Corporation Employee Stock Purchase Plan?

A: If you are an employee of Oshkosh Corporation or one of our subsidiaries and participate in our Employee Stock Purchase Plan, the Notice of Internet of Availability of Proxy Materials that you received indicates the aggregate number of shares of Common Stock credited to your account under that Plan as of December 10, 2013, the record date for voting at the Annual Meeting. If you timely submit a proxy via the Internet, by telephone or by mail, your shares will be voted as you direct.

Q: Who counts the votes?

A: The independent inspector of election will tabulate the votes cast at the Annual Meeting.

Additional Information Regarding the Annual Meeting

Additional Matters to Come Before the Annual Meeting

Pursuant to our By-Laws, a shareholder who intended to make a qualifying nomination for election to our Board of Directors or to present business, other than a shareholder's proposal pursuant to Rule 14a-8, at the Annual Meeting was required to submit written notice that our Secretary received by October 30, 2013. We did not receive any such nominations, and no other nominations for election to our Board may be made by shareholders at the Annual Meeting, and we did not receive notice of any other business. Management knows of no matters other than those stated that are likely to be brought before the Annual Meeting. However, in the event that any other matter shall properly come before the Annual Meeting, it is the intention of the persons named in the forms of proxy to vote the shares represented by each such proxy in accordance with their judgment on such matters.

Shareholders Intending to Present Business at the 2015 Annual Meeting

Shareholder Proposals

All shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (Rule 14a-8) for presentation at the 2015 Annual Meeting must be received at our offices located at P.O. Box 2566, Oshkosh, Wisconsin 54903-2566, by August 15, 2014 for inclusion in the proxy statement for our 2015 Annual Meeting.

Shareholder Director Nominations; Other Business

A shareholder who intends to present business, other than a shareholder's proposal pursuant to Rule 14a-8, or nominate a director at the 2015 Annual Meeting must comply with the requirements set forth in our By-Laws. Among other things, a shareholder must give written notice to our Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first made the proxy materials for our 2014 Annual Meeting available to shareholders. Therefore, since we are making this Proxy Statement available on December 13, 2013, we must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or nominate a director at the 2015 Annual Meeting no sooner than October 4, 2014, and no later than October 29, 2014.

If the notice is received after October 29, 2014, then we are not required to present such proposal at the 2015 Annual Meeting because the notice will be considered untimely. If our Board of Directors chooses to present such a shareholder's proposal submitted after October 29, 2014 at the 2015 Annual Meeting, then the persons named in proxies solicited by our Board of Directors for the 2015 Annual Meeting may exercise discretionary voting power with respect to such proposal.

The Governance Committee will consider individuals recommended by shareholders for nomination as a director for available seats on our Board if the shareholder complies with the additional procedures for recommendations described under "Governance of the Company — Governance Committee."

Delivery of Proxy Materials

As described in the Notice of Internet Availability of Proxy Materials that you received, the Notice of Annual Meeting of Shareholders, this Proxy Statement and our 2013 Annual Report to Shareholders are available online at *www.proxyvote.com*.

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and Proxy Statement. Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and/or Proxy Statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify us of their requests by calling or writing Ms. Margaret Wacholtz, Oshkosh Corporation, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566, (920) 235-9151 ext. 22889.

Proxy Solicitation Matters

We will bear the cost of soliciting proxies, including printing and mailing this Proxy Statement, if you request a printed copy of the proxy materials, and the Notice of Internet Availability of Proxy Materials. Proxies may be solicited personally, by email, by mail or by telephone by certain of our directors, officers, regular employees or representatives. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We will reimburse brokerage houses, banks, custodians and other nominees and fiduciaries for out-of-pocket expenses incurred in forwarding our proxy solicitation materials to, and obtaining instructions relating to such materials from, beneficial owners of Oshkosh's Common Stock. Additionally, we have retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist us in connection with soliciting proxies for the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $20,000, plus reimbursement of out of pocket expenses.

* * * *

SUMMARY INFORMATION

To assist you in reviewing the proposals to be acted upon, including the election of directors and the non-binding advisory vote to approve the compensation of our named executive officers, we call your attention to the following information about our fiscal 2013 financial performance and key executive compensation actions and decisions. The following description is only a summary. For more complete information about these topics, please review our 2013 Annual Report and the complete Proxy Statement.

Business Highlights [(1)]

Our MOVE Strategy

Two years ago, we first introduced our MOVE strategy to shareholders. This strategy was the culmination of a strategic planning process supported by a globally recognized consulting firm to develop a roadmap to lead our company from a deep recession in its markets and through a U.S. defense spending downturn and still target delivery of outstanding value for shareholders. This process also included a comprehensive review of all strategic alternatives available to us, which we have regularly updated since the development of our MOVE strategy. Our Board believes that operation of our company pursuant to our MOVE strategy will deliver substantial value for all of our shareholders, and our operating results and share price increase in fiscal 2013 support that belief.

Oshkosh Corporation
EPS Opportunity


$4.00 to
$4.50
$2.30*
FY12
FY15E

* Adjusted earnings per share from continuing operations excludes net of tax adjustments, including a performance share valuation adjustment of $0.05, charges associated with the curtailment of pension and other postretirement benefits plans of $0.02, costs incurred in connection with a proxy contest of $0.05 and discrete tax benefits of $0.49 from GAAP reported earnings per share from continuing operations of $2.67.

E = Company estimate for fiscal 2015.

(1) The accompanying disclosure includes non-GAAP results. See "Non-GAAP Financial Measures" in Attachment A to this Proxy Statement for a reconciliation to GAAP results.

SUMMARY INFORMATION

At our Analyst Day held on September 14, 2012, we outlined a detailed roadmap for achieving our target of approximately doubling adjusted earnings per share from continuing operations to $4.00 - $4.50 by fiscal 2015 compared to fiscal 2012 expectations that we announced that day through the continued execution of our MOVE strategy. The four key components of our MOVE strategy described at our Analyst Day include:

> **M**arket Recovery and Growth ("**M**" initiative). The opportunity for a recovery from a deep economic downturn is evident in our non-defense businesses and is expected to significantly overcome the downturn in our defense business. We believe that even a modest market recovery expectation from fiscal 2012 to fiscal 2015 represents a $220 million operating income opportunity in our non-defense businesses. In addition, our growth targets assume a baseline amount of defense sales (i.e., existing contracts and programs), and any new defense contracts won by us would offer additional upside to these estimates.
>
> **O**ptimize Cost and Capital Structure ("**O**" initiative). We are aggressively attacking our costs and targeting 250 basis points of incremental consolidated operating income margin by fiscal 2015 compared to fiscal 2011. We expect to achieve this increase in consolidated operating income margin solely through product, process and overhead cost reductions. Our targeted increase in consolidated operating income margin is not dependent on sales volume increases, and we intend to realize this increase without negatively affecting our customers or brands.
>
> **V**alue Innovation ("**V**" initiative). We seek to expand sales and margins by leading our core markets in the introduction of new or improved products and new technologies. We expect value innovation to drive approximately $350 million of incremental annual revenue by fiscal 2015 compared to fiscal 2012.
>
> **E**merging Market Expansion ("**E**" Initiative). Sales outside of the United States were 21% of our sales in fiscal 2013. We aim to derive 25% of our revenues from outside of the United States by fiscal 2015, and 30% by fiscal 2016. We expect to achieve these goals through, among other things: expanding sales, service and manufacturing operations; forward deploying business development professionals for our Defense segment; developing products for global markets; and leveraging international facilities across our business segments.

Execution of Our MOVE Strategy Generated Substantial Shareholder Value in Our Company in Fiscal 2013

We believe the execution of our MOVE strategy led to the 79% increase in our share price in fiscal 2013. We raised our fiscal 2013 performance outlook several times during the year and ultimately exceeded the high end of our initial earnings per share estimate range for fiscal 2013 by approximately 44%, yielding adjusted earnings per share of $3.74. Highlights of our fiscal 2013 performance include:

- *Increased operating income margins.* We increased operating income margins in all our businesses in fiscal 2013, including a 140 basis point increase in our Defense segment, which experienced a 22.8% sales decline due to lower U.S. Department of Defense (DoD) spending. In our largest segment, Access Equipment, our product, process and overhead cost reduction and pricing initiatives led to a 430 basis point increase in operating income margins in fiscal 2013.

- *Generated $386 million of free cash flow.* Despite a $216 million reduction in customer advance payments primarily related to our defense sales decline, we generated free cash flow greater than our net earnings in fiscal 2013. This performance exceeded our initial estimate of $75 - $100 million of free cash flow in fiscal 2013 as a result of higher earnings, improved working capital management and lower capital spending than initial targets.
- *Advanced Deployment of the Oshkosh Operating System.* During fiscal 2013, over 11,000 of our approximately 12,000 employees were trained in elements of the Oshkosh Operating System, a customer-centric lean business system. The training focused on identifying customers and their requirements and utilizing lean tools to more effectively serve customers. This training, in part, led to substantial improvements in our quality metrics and reduction in waste, which customers do not want to pay for.
- *Exercised prudent capital allocation.* We maintained a responsible leverage ratio and repurchased over 6.1 million shares of our Common Stock in fiscal 2013 at a cost of approximately $202 million under the $300 million share repurchase authorization announced by our Board of Directors in the first quarter of fiscal 2013. In addition, on October 31, 2013, we announced the reinstatement of a quarterly $0.15 per share cash dividend. We expect to fund further share repurchases and cash dividends through a combination of cash on hand ($734 million at September 30, 2013) and expected cash flow from operations.

During our earnings call on October 31, 2013, we provided a scorecard of our performance versus our MOVE initiatives in fiscal 2013, along with our updated view on those initiatives in fiscal 2015.

Fiscal 2013 MOVE Scorecard

		Fiscal 2015 Targets	Fiscal 2013 Result	Fiscal 2015 Estimate
M:	**Market Recovery and Growth**	Approximately $220 million incremental operating income (1)	On Target	Below Target
O:	**Optimize Cost and Capital Structure**	Approximately 250 bps operating income margin improvement (2)	Above Target	Above Target
V:	**Value Innovation**	Approximately $350 million incremental sales (1)	Below Target	On Target
E:	**Emerging Market Expansion**	International sales grow to 25% of total sales by fiscal 2015	On Target	On Target
		Bottom Line — Results for Shareholders		
EPS:	**Double Earnings Per Share By Fiscal 2015**	Earnings per share of $4.00 - $4.50	Above Target	On Target

(1) Compared with Fiscal 2012 expectations as of the September 2012 Analyst Day.

(2) Net of investment costs and compared with consolidated Fiscal 2011 operating income margins.

Overall, we believe we performed exceptionally well in fiscal 2013 with regard to our MOVE initiatives, evidenced by our strong earnings performance, and we believe we are on track to achieve our 2015 earnings per share target range of $4.00 - $4.50.

We expect to achieve or exceed our "O", "V" and "E" fiscal 2015 targets, and we currently believe we will be below target in the "M" initiative in fiscal 2015. We believe our "O", "V" and "E" initiatives will enable us to overcome a slower market recovery to achieve our fiscal 2015 earnings per share targets.

In terms of the market recovery initiative for fiscal 2013, we saw continued improvement in the North American access equipment market and the U.S. concrete mixer market. The European and Australian access equipment and North American refuse collection vehicle markets underperformed expectations in fiscal 2013 and have caused us to project the "M" initiative in fiscal 2015 to be below target. But, there are signs that each of these markets will improve in fiscal 2014, and we believe it is still possible that the "M" initiative could achieve target in fiscal 2015.

We made good progress on our "O" initiatives in fiscal 2013, and we expect to exceed our fiscal 2015 target as we maintain a focus on improving our product, process and overhead costs. We estimate that projects that we implemented in fiscal 2013 will drive approximately 110 bps of the 130 bps margin improvement that we had originally targeted for fiscal 2014 in September 2012, evidence of our strong start on this initiative for fiscal 2014.

Value innovation initiative results did not meet our target for incremental revenue from new products in fiscal 2013. We made some engineering management changes mid-year, re-allocated resources and made structural changes to our product development stage gate reviews to bring this initiative back on track. We believe customers and shareholders will appreciate the new launches that we expect in fiscal 2014 and 2015. We expect to be back on target by fiscal 2015.

We achieved our fiscal 2013 target for international sales. We continued to invest in international business development resources and believe we're on track to achieve our fiscal 2015 target of growing international sales to greater than 25% of total sales.

Compensation Highlights

We believe that our existing compensation programs have been effective at motivating our key executives, including our executive officers, to achieve superior performance and results for our company, effectively aligning compensation with our financial performance results, giving our executives an ownership interest in our company so their interests are aligned with our shareholders, and enabling us to attract and retain talented executives whose services are in key demand in our industry and market sectors. Fiscal year 2013 performance is an example of meeting these needs: overachieving on an aggressive operating income target leading to adjusted diluted earnings per share that were 44% above the estimate for fiscal 2013 that management conveyed at our September 2012 Analyst Day and continuing to build and retain a talented executive team.

SUMMARY INFORMATION

With our core compensation principles in mind, the compensation actions that the Human Resources Committee of the Board of Directors took or that we implemented in fiscal year 2013 included the following:

- structuring our annual cash incentive awards for fiscal year 2013 with aggressive operating income targets that support MOVE earnings per share targets;
- approving base salary increases for our named executive officers in line with competitive market trends;
- modifying the mix of equity compensation awards to place greater emphasis on performance-based awards and to use restricted stock units to increase the shareholdings of our executives over time;
- approving long-term equity awards in September 2013 to retain and recognize the performance of our named executive officers and other officers to support higher returns for our shareholders;
- maintaining the structure of our long-term incentive equity awards generally with the objective of providing compensation around the 50th percentile of the compensation database that we use for this purpose;
- for many salaried employees, freezing benefits under both our qualified and non-qualified defined benefit retirement plans effective December 31, 2012 and now providing benefits to impacted employees under new, qualified and non-qualified defined contribution plans;
- eliminating post-employment healthcare benefits for our current salaried employees effective December 31, 2012;
- continuing to significantly limit the payout amount under new severance agreements that we enter into with our executive officers; and
- continuing to limit the number and value of personal benefits.

Compensation actions like those described above evidence our philosophy of aligning executive compensation with our financial performance and the marketplace, and increasing long-term shareholder value. We will continue to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance and results and generate greater value for our shareholders. Our MOVE objectives will continue to influence these decisions.

* * * *

This Proxy Statement contains statements that we believe to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including, without limitation, statements regarding our future financial position, business strategy, targets, projected sales, costs, earnings, capital expenditures, debt levels and cash flows, and plans and objectives of management for future operations, are forward-looking statements. When used in this Proxy Statement, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "project" or "plan" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the cyclical nature of our access equipment, commercial and fire & emergency markets, especially with the current tepid outlook for the U.S. and European economic recoveries and the struggles the U.S. government has encountered trying to resolve budgetary and debt issues; the strength of emerging market growth and projected adoption rate of work at height machinery; the expected level and timing of the DoD procurement of products and services and funding thereof; risks related to reductions in government expenditures in light of U.S. defense budget pressures, sequestration and an uncertain DoD tactical wheeled vehicle strategy, including our ability to successfully manage the cost reductions required as a result of the significant projected decrease in sales levels in the defense segment; our ability to win a U.S. Joint Light Tactical Vehicle production contract award; our ability to increase prices to raise margins or offset higher input costs; increasing commodity and other raw material costs, particularly in a sustained economic recovery; risks related to facilities consolidation and alignment, including the amounts of related costs and charges and that anticipated cost savings may not be achieved; the duration of the ongoing global economic weakness, which could lead to additional impairment charges related to many of our intangible assets and/or a slower recovery in our cyclical businesses than we or equity market expectations; risks related to the collectability of receivables, particularly for those businesses with exposure to construction markets; the cost of any warranty campaigns related to our products; risks related to production or shipment delays arising from quality or production issues; risks associated with international operations and sales, including foreign currency fluctuations and compliance with the Foreign Corrupt Practices Act; our ability to comply with complex laws and regulations applicable to U.S. government contractors; and risks related to our ability to successfully execute on our strategic road map and meet our long-term financial goals. Additional information concerning these and other factors is contained in our filings with the Securities and Exchange Commission. All forward-looking statements speak only as of the date of this Proxy Statement. We assume no obligation, and disclaim any obligation, to update information contained in this Proxy Statement.

Proposal 1: Election of Directors

Background to Board's Recommendation for Director Nominees

Our Board of Directors has nominated eleven directors for reelection at the Annual Meeting to hold office until the next annual meeting and the election of their successors. Each nominee has agreed to be named in this Proxy Statement and to serve on our Board of Directors if elected. All nominees are expected to attend the Annual Meeting this year. All nominees attended the Annual Meeting last year.

The selection of nominees to stand for election to our Board is the result of a robust process that is guided by our Board's commitment to the long-term strategy of continually strengthening the skill, experience and diversity of our Board. Our Board recognizes that it must have the skills and experience needed to meet the challenges that our diverse business presents. In recent years, our Board sought shareholder opinions regarding what skill sets they consider key for members of our Board. Importantly, our Board also considered the optimum number of directors to serve on our Board to help ensure that a diversity of views is presented. The candidates that our Board has nominated this year are experienced members of our Board of Directors, and each brings significant relevant experience developed in varied environments utilizing the skills and expertise that have made them successful business leaders. As a result, our Board's director nominees have demonstrated that they are prepared to continue to contribute to our Board and represent the interests of our shareholders.

With the exception of our Chief Executive Officer, all members of our Board are independent as defined by New York Stock Exchange (NYSE) listing standards. Over one-half were first elected to the Board after November 1, 2010. Nearly one-half have the experience of guiding our company through the Great Recession and observing the substantial changes to our markets that this worldwide economic change brought. Since 2008, we have added seven independent directors who have brought valuable and varied experience in distinct and critical areas of our businesses, each providing a fresh perspective on our Board. In 2008, we strengthened our Board's finance experience by adding Mr. Craig P. Omtvedt, former Chief Financial Officer of Fortune Brands, Inc., a leading consumer products company (now known as Beam Inc.). In 2010 and 2011, we enhanced our Board's defense industry expertise by selecting Gen. (Ret.) William S. Wallace and Lt. Gen. (Ret.) Leslie F. Kenne, who are retired generals in the United States Army and Air Force, respectively. In 2011, we added Messrs. Peter B. Hamilton and Duncan J. Palmer, each of whom brings an extensive financial background to our Board as a current or former Chief Financial Officer of a publicly-traded company. After seeking the input of several of our significant shareholders, our Board nominated and our shareholders elected Mr. John S. Shiely, the former Chairman and Chief Executive Officer of Briggs & Stratton Corporation, at the 2012 Annual Meeting. Mr. Shiely brings extensive public company leadership experience as well as legal and administrative experience to our Board. At the 2013 Annual Meeting, our Board nominated and our shareholders elected to the Board Mr. Stephen D. Newlin, Chairman, President and Chief Executive Officer of PolyOne Corporation, a premier provider of specialized polymer materials, services and solutions. Mr. Newlin brings prior public-company board of directors experience and extensive knowledge and experience with respect to international issues to our Board. A complete description of the skills, experience, backgrounds and attributes of these outstanding professionals is set forth on pages 17 - 32 of this Proxy Statement.

Director Criteria, Background and Experience

Our Board defines the personal and professional qualifications that nominees to our Board must demonstrate to be nominated to serve on our Board. These criteria are described in detail on the Corporate Governance page under the "About Oshkosh" tab located on our website (select Board Committees on the Corporate Governance page and then select Governance Committee) and on pages 36-37 of this Proxy Statement. We are not including the information contained on our website as part of, or incorporating it by reference into, this Proxy Statement.

The Governance Committee is tasked with evaluating all current directors and conducting a robust search to identify those potential additional nominees with the skills and qualifications needed to ensure that the long-term strategy for the composition of our Board is met. Each potential candidate for nomination is thoroughly vetted against the skills and qualifications that all nominees must possess, with attention to particular competencies recommended to ensure that we will continue to have a board able to serve the interests of the shareholders of a global company with a diverse product line and customer base. Following the biographical summaries for each director is a chart that shows some of the skills and qualifications our Board considers when identifying potential nominees for election to our Board.

The candidates that our Board has nominated this year each exceed the minimum qualifications established by our Board and Governance Committee. The professional experience of our Board's nominees is relevant to our business operations and strategy. Our Board's nominees offer the wisdom, leadership and continuity that our company needs at this important time and into the future. Our Board's nominees have exhibited high personal and professional ethics, integrity and values, vision and long-term strategic perspective, experience in our industries or similar industries, experience with regulatory and government processes, practical judgment and excellent decision making skills, all of which are necessary for a high-functioning board of directors. Their experience is diverse as are their backgrounds and education. Importantly, each of our Board's nominees has confirmed that he or she has the ability to devote the significant time needed to serve on our Board and its committees and to work in a collaborative manner with our other Board members. Finally, each of our Board's nominees has demonstrated a commitment to represent the long-term interests of all our shareholders.

Our Board's nominees are: Richard M. Donnelly, Peter B. Hamilton, Kathleen J. Hempel, Leslie F. Kenne, Stephen D. Newlin, Craig P. Omtvedt, Duncan J. Palmer, John S. Shiely, Richard G. Sim, Charles L. Szews and William S. Wallace. Their biographical information is set forth on pages 17 - 32 of this Proxy Statement. Michael W. Grebe and J. Peter Mosling, Jr. retired from our Board effective May 31, 2013 after years of distinguished service advancing our shareholders' interests.

If for some reason any of our Board's nominees is unable to serve, or for good cause will not serve if elected, the persons named as proxies may vote for a substitute nominee recommended by our Board and, unless you indicate otherwise when voting, your shares will be voted in favor of our Board's remaining nominees. If any substitute nominees are designated by our Board, we will file supplemental proxy materials with the SEC that, as applicable, identify the substitute nominees, disclose that such nominees have consented to being named in the supplemental proxy materials and to serve if elected, and include certain biographical and other information about such nominees required by SEC rules.

Pursuant to our By-Laws, written notice by shareholders of qualifying nominations for election to our Board of Directors must have been received by our Secretary by October 30, 2013. We did not receive any such notice of nominations, and shareholders may not make other nominations for election to our Board at the Annual Meeting.

Board Recommendation

Our Board recommends that our shareholders vote **FOR** the election of the eleven nominees listed above. The recommendation of our Board is based on its carefully considered judgment that the skills, experience, backgrounds and attributes of our Board's nominees make them the best candidates to serve on our Board.

The name, age, principal occupation and length of service of each of our Board's nominees for election to our Board of Directors, together with certain other biographical information and information regarding attributes, qualifications, experience and knowledge that led our Board of Directors to conclude that the nominee should serve or continue to serve as a director of our company, are set forth below.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE BOARD'S ELEVEN NOMINEES FOR DIRECTOR LISTED ABOVE.

RICHARD M. DONNELLY

Age: 70
Director Since: 2001

Oshkosh Committees:
- Alternate for all Committees

Former Public Directorships:
- Detroit Diesel Corporation
- Honsel International Technologies S.A.
- Isuzu Limited
- Brown & Sharpe
- Capstone Turbine

From 1961 until his retirement in 1999, Mr. Donnelly held various positions with General Motors Corporation, a manufacturer of motor vehicles, including most recently as President and Group Executive of General Motors, Europe, a division of General Motors Corporation. From 2000 through September 2009, Mr. Donnelly served as an Industrial Partner at RHJ International, a Belgian private equity holding company, where he was responsible for acquiring, managing and selling companies in RHJ International's automotive supply portfolio. Since July 2011, Mr. Donnelly has served as an advisor for Celerant Consulting, a business consulting firm based in London, England. He is past Chairman of the Board of Niles Co., Ltd. of Japan, a global switch and sensor supplier, and Honsel International Technologies S.A. of Brussels, Belgium, a global supplier of light alloy castings. Mr. Donnelly has served as our independent Chairman of the Board since our 2011 Annual Meeting of Shareholders. Mr. Donnelly currently serves as an advisor to Morgan Samuels, a human capital consulting firm, and a Trustee of Colonial Williamsburg, a living-history museum and private foundation.

Mr. Donnelly's prior service as a director of our company, extensive experience in the automotive industry, expertise in motor vehicle manufacturing and supply markets, expertise in lean, experience in the private equity industry with buying undervalued companies and selling such companies at a profit upon implementing strategic, positive changes and international experience bring our Board key knowledge and insight considering the markets that our company serves, the challenges that we face and our international growth objectives.

Skills and Qualifications

Executive Leadership — President and Group Executive of General Motors Corporation, Europe, senior executive overseeing $25 billion enterprise. With RHJ International, Mr. Donnelly was the executive responsible for a portfolio of companies operating throughout the world.

Industry Experience — Senior executive focused on the automotive and related industries whether directly for an automotive company or with suppliers to the automotive industries.

International Experience — Director and chairman of global manufacturing firms based in Asia. Led European operations for world's largest automotive company.

M&A and Restructuring Experience — Partner responsible for a global automobile supply portfolio for a European-based private equity company. Senior executive and board member for large automotive companies.

Talent Acquisition and Development Experience — Advisor to leading human resource consulting firm and former chair of Oshkosh Human Resources Committee.

Corporate Governance Experience — Committee member and chair, director and board chair for publicly-traded companies, including a global manufacturing company.

Operations and Manufacturing Experience — Executive director leading lean manufacturing.

Technology and Innovation — Senior executive overseeing product development for global manufacturing company.

PETER B. HAMILTON

Age: 67
Director Since: 2011

Oshkosh Committees:
- Audit
- Human Resources (Chair)

Public Directorships:
- Spectra Energy Corp.
- SunCoke Energy, Inc.

Mr. Hamilton served as Senior Vice President and Chief Financial Officer of Brunswick Corporation, a leading global designer, manufacturer and marketer of recreational products, from 2008 until his retirement in February 2013. Mr. Hamilton served as Vice Chairman of the Board of Directors of Brunswick Corporation from 2000 until 2007, during which period he served in various operating positions; as Executive Vice President and Chief Financial Officer of Brunswick Corporation from 1998 to 2000; and as Senior Vice President and Chief Financial Officer of Brunswick Corporation from 1995 to 1998. Prior to joining Brunswick Corporation, Mr. Hamilton served in various positions at Cummins Inc., including Chief Financial Officer, General Counsel and Secretary. Prior thereto, Mr. Hamilton was a partner in a Washington, D.C. law firm, held a number of senior positions in the U.S. federal government and was an officer in the U.S. Navy. Mr. Hamilton is also a director of Spectra Energy Corp. and SunCoke Energy, Inc.

Mr. Hamilton's extensive experience serving in leadership positions with manufacturing companies, board of directors experience, accounting and financial expertise, including his service as a division president, chief financial officer, general counsel and legal and military experience bring our Board knowledge and insight into overseeing and evaluating the management of our financial and strategic operations.

Skills and Qualifications

Executive Leadership — Senior executive leading the financial and legal departments, and operating divisions, of publicly-traded companies.

Finance Experience — Chief Financial Officer of publicly-traded companies.

Corporate Governance Experience — Director of large New York Stock Exchange traded companies. General Counsel of publicly-traded company.

Talent Acquisition and Development Experience — Oshkosh Human Resources Committee chair.

Marketing and Sales Experience — Senior executive positions with leading recreational products company.

Industry Experience — Experienced senior executive with large engine supplier to automotive vehicle industry. Officer in U.S. Navy, and General Counsel of U.S. Air Force.

Regulatory Experience — Experienced corporate law practitioner both as senior in-house attorney and law firm partner. Senior level member of U.S. government departments.

Operations and Manufacturing Experience — President of operating divisions of New York Stock Exchange Company.

International Experience — Senior executive of global companies.

M&A and Restructuring Experience — Chief Financial Officer and General Counsel of publicly-traded companies.

KATHLEEN J. HEMPEL

Age: 63

Director Since: 1997

Oshkosh Committees:

- Human Resources
- Governance

Former Public Directorships:

- Whirlpool Corporation
- A.O. Smith Corporation
- Fort Howard Corporation
- Kennametal Inc.
- Actuant Corporation
- Visteon Corporation

Ms. Hempel is the former Vice Chairman and Chief Financial Officer of Fort Howard Corporation, a manufacturer of paper and paper products, a position she held from 1992 until its merger into Fort James Corporation in 1997. Ms. Hempel joined Fort Howard Corporation in 1973 and served in various positions with progressively increasing responsibilities, including serving as Fort Howard Corporation's Vice President — Human Resources. Ms. Hempel has previously served as a member of the board of directors of Whirlpool Corporation, A.O. Smith Corporation, Fort Howard Corporation, Kennametal Inc., Actuant Corporation and Visteon Corporation.

Ms. Hempel's prior service as a director of our company and prior public company board of directors experience, extensive experience in leadership positions in the manufacturing industry, experience in a multitude of areas including human resources management, accounting and finance, and international experience bring our Board knowledge and insight into overseeing the management of our company's financial, administrative and strategic operations.

Skills and Qualifications

Executive Leadership — Senior executive leader of both Human Resource and Finance departments with large publicly-traded company, global paper and paper products manufacturing company.

Finance Experience — Chief Financial Officer of publicly-traded global manufacturing company.

Marketing and Sales Experience — Senior executive overseeing the sales and marketing organization of a consumer and commercial global marketer. Director of large well-known global manufacturing and marketing companies.

International Experience — Executive of global business. Director for businesses in diverse industries operating throughout the globe.

Technology and Innovation — Executive overseeing technology projects for large publicly-traded company.

Corporate Governance Experience — Former director of six publicly-traded companies. Oversaw legal function for a large global manufacturing company.

Talent Acquisition and Development Experience — Former chair of Oshkosh Human Resources Committee. Senior Human Resources executive of large publicly-traded company and compensation consultant.

M&A and Restructuring Experience — Senior executive and director of global, publicly-traded companies.

Public Affairs — Senior executive leading public relations for global, publicly-traded company. Member of Board of Regents for the University of Wisconsin system.

LESLIE F. KENNE

Age: 66
Director Since: 2010

Oshkosh Committees:
• Governance (Chair)

Public Directorships:
• Harris Corporation
• Unisys Corporation

Lt. Gen. (Ret.) Kenne is retired from the United States Air Force where she served as the Deputy Chief of Staff, Warfighting Integration at the Pentagon from 2002 until her retirement in 2003. Lt. Gen. (Ret.) Kenne currently acts as an independent consultant to various organizations and businesses serving the U.S. Department of Defense. While in the Air Force, she served as Commander, Electronic Systems Center at Hanscom Air Force Base from 1999 to 2002 and as the Deputy Director and later Director of the Joint Strike Fighter Program at the Pentagon from 1996 to 1999. During her 32-year career in the U.S. Air Force, Lt. Gen. (Ret.) Kenne served in three Pentagon staff positions and directed three major programs: the Low Altitude Navigation and Targeting Infrared System for Night Systems Program, the F-16 System Program and the Joint Strike Fighter Program. Lt. Gen. (Ret.) Kenne currently serves as a director of Harris Corporation and as a director of Unisys Corporation.

Lt. Gen. (Ret.) Kenne's distinguished military service, extensive experience in managing U.S. Department of Defense acquisition programs and knowledge of military project development programs bring our Board knowledge and insight into issues our company faces in dealing with key domestic and international customers in the defense industry, which is currently the largest single market sector our company serves.

Skills and Qualifications

Executive Leadership — Lieutenant General leading major programs for the U.S. Air Force and Deputy Chief of Staff at the Pentagon. Self-employment as a consultant with defense department and defense supplier clients.

Industry Experience — U.S. defense department procurement expert including management of complex supply chains.

Corporate Governance Experience — Director and member of governance committees of global, publicly-traded companies and a director of a non-profit research institute.

Technology and Innovation — Director for independent research institution and corporate director for global technology company. Oversaw design and development of large technology systems integration projects in the U.S. Air Force.

STEPHEN D. NEWLIN

Age: 60

Director Since: January 2013

Oshkosh Committees:

- Human Resources

Public Directorships:

- Black Hills Corporation
- PolyOne Corporation

Our shareholders elected Mr. Newlin to our Board of Directors at our 2013 Annual Meeting held on January 29, 2013. Mr. Newlin is the Chairman, President and Chief Executive Officer of PolyOne Corporation, a leading global formulator of highly specialized polymer materials, services and solutions. Mr. Newlin served as President — Industrial Sector of Ecolab, Inc., a global leader in cleaning and sanitizing specialty chemicals, products and services from 2003 to 2006. Mr. Newlin served as President and a director of Nalco Chemical Company, a manufacturer of specialty chemicals, services and systems, from 1998 to 2001 and was Chief Operating Officer and Vice Chairman from 2000 to 2001. Mr. Newlin serves on the Board of Directors of PolyOne Corporation and Black Hills Corporation. Mr. Newlin has previously served as a member of the board of directors of The Valspar Corporation, Stepan Company and Nalco Chemical Company.

Mr. Newlin's experience as a top executive officer in the specialty chemical industry, prior public company board of directors experience and knowledge and experience with respect to international issues as a result of his global work responsibilities bring our Board knowledge and insight into overseeing the management of our company's global strategic operations.

Skills and Qualifications

Executive Leadership — Senior executive with publicly-traded company with significant growth strategy development experience.

Industry Experience — Senior executive with industry experience in power generation, mining, energy, water treatment, petro-chemical, polymer compounds, and services.

International Experience — Senior executive managing multi-national business, with experience living and managing abroad in both Europe and Asia Pacific.

Marketing and Sales Experience — Senior executive of leading chemical water treatment company responsible for developing sales and marketing strategies.

Corporate Governance Experience — Current or former director of five publicly-traded companies.

M&A and Restructuring Experience — Director of polymers company that grew specialty operating income twenty-five fold from 2006 to 2011 as a result of growth by strategic acquisitions, commercial investments and operational efficiencies. Successfully led and completed the acquisition of a $1.2 billion publicly traded company in 2013.

CRAIG P. OMTVEDT

Age: 64
Director Since: 2008

Oshkosh Committees:
• Audit (Chair)

Public Directorships:
• General Cable Corp.

Mr. Omtvedt served as Senior Vice President and Chief Financial Officer for Fortune Brands, Inc., a leading consumer products company, from 2000 until October 2011. He continued as an employee of its successor company, Beam Inc., until his retirement at the end of 2011 and served as an advisor to Beam Inc. through 2012. He joined Fortune Brands in 1989 serving in various capacities, including: Director, Audit; Deputy Controller; Vice President, Deputy Controller and Chief Internal Auditor; Vice President and Chief Accounting Officer; and Senior Vice President and Chief Accounting Officer. Mr. Omtvedt previously served in financial positions of increasing responsibility at both The Pillsbury Company and Sears, Roebuck & Company. In addition, Mr. Omtvedt serves as a director and audit committee chair for General Cable Corp. and is a member of the Standard & Poor's CFO Advisory Council. Mr. Omtvedt is also actively involved with the Boys & Girls Club of America, serving as a National Trustee.

Mr. Omtvedt's prior service as a director of our company, extensive experience serving in financial management positions with consumer products manufacturing and retail companies, knowledge of audit practices and international experience bring our Board knowledge and insight into overseeing the management of our financial and strategic operations.

Skills and Qualifications

Executive Leadership — Senior Vice President and Chief Financial Officer of a global, publicly-traded consumer products manufacturing and marketing company.

Finance Experience — Chief Financial Officer and Chief Accounting Officer with global, publicly-traded company. S&P advisory board member. Audit chair for board of global, component supplier to diverse customer base.

Operations and Manufacturing Experience — Senior executive for manufacturing companies and director of a global component supplier.

International Experience — Senior executive and member of the board of directors for manufacturing and marketing companies with customers located throughout the world.

Technology and Innovation — Senior executive overseeing product development and systems projects.

Construction Industry — Senior executive overseeing significant construction projects.

M&A and Restructuring Experience — Senior executive of a multi-billion dollar publicly-traded company that executed a major restructuring to spin three business units into separate public companies. Oversaw multiple cost reductions to position company for sustained growth.

DUNCAN J. PALMER

Age: 48

Director Since: 2011

Oshkosh Committees:

- Audit

Mr. Palmer currently serves as Chief Financial Officer of Reed Elsevier Group PLC, a leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors, and its parent companies. On September 25, 2013, Mr. Palmer announced his retirement from Reed Elsevier effective September 25, 2014 or such earlier date as Reed Elsevier appoints his successor. Mr. Palmer was appointed Chief Financial Officer designate in August 2012 and Chief Financial Officer in November 2012. In addition to his position as Chief Financial Officer, Mr. Palmer has been appointed to the boards of Reed Elsevier PLC, Reed Elsevier Group plc, and Reed Elsevier N.V. Prior to joining Reed Elsevier, Mr. Palmer spent five years as the Senior Vice President, Chief Financial Officer of Owens Corning. Mr. Palmer had previously spent 20 years with Royal Dutch / Shell Group where he held positions of increasing responsibility, most recently as Vice-President, Upstream Commercial Finance for Shell International Exploration and Production BV and Vice-President Finance Global Lubricants for the Royal Dutch Shell Group of Companies. Mr. Palmer also holds a Masters of Business Administration from the Stanford Graduate School of Business. Mr. Palmer is a dual citizen of the United States and the United Kingdom.

Mr. Palmer's extensive experience serving in financial leadership positions with manufacturing and commodities companies, accounting and financial expertise, including his service as a chief financial officer, and international experience bring our Board knowledge and insight into overseeing and evaluating the management of our financial and strategic operations.

Skills and Qualifications

Executive Leadership — Financial Officer and Senior Vice President of global companies with diverse products and services and customer bases.

Industry Experience — Senior executive with companies that manufactured and developed asphalt products, chemicals, and glass fibers manufacturing, oil and gas production and petroleum refining, and information solutions.

Finance Experience — Chief Financial Officer and member of audit committee for global manufacturing and solutions development companies. Responsibilities included pension asset/liability management. Accounting professional with global companies and knowledge of international accounting standards.

International Experience — Senior executive managing multi-national business.

Treasury Experience — Senior executive overseeing corporate treasury function for global manufacturing companies with sophisticated banking relationships, credit/debt management and capital market structures.

Operations and Manufacturing Experience — Senior executive and director for global manufacturing companies with responsibilities including supply chain and procurement.

Construction Industry — Senior executive of a global manufacturer that is a key supplier to the construction industry.

M&A and Restructuring Experience — Senior executive of companies executing acquisition strategies and leading companies through restructuring.

JOHN S. SHIELY

Age: 61

Director Since: 2012

Oshkosh Committees:

- Governance

Public Directorships:

- Quad/Graphics, Inc.
- The Scotts Miracle-Gro Company
- BMO Financial Corporation

Mr. Shiely is the retired Chairman and Chief Executive Officer of Briggs & Stratton Corporation; a producer of air cooled gasoline engines for outdoor power equipment. He served as Chairman until October 2010 and served as Chief Executive Officer until his retirement in December 2009. Prior to becoming Chief Executive Officer in 2001 and Chairman in 2003, Mr. Shiely worked for Briggs & Stratton Corporation in various capacities, including Vice President and General Counsel, Executive Vice President — Administration and President, after joining Briggs & Stratton Corporation in 1986. Mr. Shiely has served as a director of Quad/Graphics, Inc. since 1997, of The Scotts Miracle-Gro Company from 2007 to 2013 and of BMO Financial Corporation since 2011 and BMO Harris Bank N.A. since 2012. Mr. Shiely also previously served as a director of Marshall & Ilsley Corporation from 1999 until 2011.

Mr. Shiely's extensive experience as a chief executive officer of a publicly-traded company in the manufacturing sector, his experiences as a director and member of numerous committees of boards of directors of various publicly-traded companies, his legal and administrative experience and his experience with managing international business operations bring our Board knowledge and insight into overseeing and evaluating the management of our company.

Skills and Qualifications

Executive Leadership — Chief Executive Officer of a global manufacturing company and director and board chairman of diverse companies in the manufacturing, printing, consumer products and banking industries. Strategic thought leader for shareholder value disciplines.

Industry Experience — Chief executive and board chair of a company manufacturing and selling throughout the world. Director of companies in the printing, consumer products and banking industries.

Corporate Governance Experience — General Counsel of a publicly-traded company. Served as director on multiple boards including as a member of the governance committee. Studied corporate governance and executive compensation as a Visiting Scholar at Harvard Law School.

Operations and Manufacturing Experience — Chief executive of small engine manufacturer and director of consumer products manufacturer and leading printing company.

International Experience — Chief executive of company with offices, operations and customers throughout the world.

Construction Industry — Senior executive overseeing large corporate construction projects domestically and internationally.

Labor Relations Experience — Senior executive of manufacturing company with unionized workforce.

RICHARD G. SIM

Age: 69
Director Since: 1997

Oshkosh Committees:
- Audit

Former Public Directorships:
- Actuant Corporation
- APW, Ltd.
- Falcon Building Products Inc.
- Gehl Company
- Hein-Werner Corporation
- IPSCO, Inc.

Mr. Sim is currently the Managing Partner of Iona Partners LLC, a financial investment company. Additionally, Mr. Sim is a partner in Centaur Forge LLC, a distributor and manufacturer of farrier and blacksmith products, and a director of Rapid Air Systems Inc., a manufacturer of subsystems for the air bed mattress industry. From 1998 until 2003, Mr. Sim was Chairman, President and Chief Executive Officer of APW, Ltd., an electronics contract manufacturer. Mr. Sim served as Chairman and a member of the board of directors of Actuant Corporation, a manufacturer of hydraulic equipment, from 1987 until 2002. Mr. Sim has also served on the boards of directors of Hein-Werner Corporation, Gehl Company, IPSCO, Inc. and Falcon Building Products Inc.

Mr. Sim's prior service as a director of our company, extensive experience serving in leadership positions with manufacturing companies, prior service as a director of a steel company (the largest commodity that our company purchases), prior service as a chief executive officer and international experience bring our Board knowledge and insight into overseeing and evaluating the management of our company.

Skills and Qualifications

Executive Leadership — Chief Executive Officer of a large, global manufacturing company. Chair and director of multinational companies in diverse industries.

Corporate Governance Experience — Current or former director of seven publicly-traded companies.

Industry Experience — Senior executive and director of companies designing and manufacturing products for and selling to the construction, industrial manufacturing, automotive, medical, nuclear power generation, consumer products and electronics industries.

Operations and Manufacturing Experience — Senior executive overseeing lean manufacturing and low cost sourcing initiatives in global manufacturing companies.

International Experience — Executive managing local subsidiary operations throughout the world.

Technology and Innovation — Professor teaching nuclear reactor design at University of California, Berkley.

Marketing and Sales Experience — Executive designing and directing execution of marketing plans for business to business, consumer and retail markets.

M&A and Restructuring Experience — Senior executive and member of the board of directors overseeing acquisition, divestiture and public offering initiatives. Extensive experience with international start-up operations.

CHARLES L. SZEWS

Age: 57
Director Since: 2007

Oshkosh Committees:
- None

Former Public Directorships:
- Gardner Denver, Inc.

Mr. Szews currently serves as our Chief Executive Officer, a position he has held since January 1, 2011. Mr. Szews joined our company in 1996 as Vice President and Chief Financial Officer. He was appointed Executive Vice President in 1997 and President and Chief Operating Officer in 2007. He was appointed President and Chief Executive Officer in January 2011. As a consequence of the appointment of Wilson R. Jones as President and Chief Operating Officer of the Company, commencing August 1, 2012, Mr. Szews no longer holds the title of President. Prior to joining our company, Mr. Szews spent eight years at Fort Howard Corporation holding a series of executive positions. Prior to Fort Howard Corporation, Mr. Szews was an auditor with Ernst & Young serving in various offices and capacities over a ten-year period. Mr. Szews was also a director of Gardner Denver, Inc. until its sale in July 2013 where he served as chair of the audit committee and a member of the nominating and governance committee.

Mr. Szews' prior service as a director of our company and another publicly-traded company, extensive experience in financial and audit matters and service as our Chief Operating Officer, our Chief Financial Officer and in various other senior executive positions with our company bring the Board knowledge and insight into our company's global operations and a thorough understanding of our products and markets and our company's dealings with our customers.

Skills and Qualifications

Executive Leadership — Chief executive, chief operating and chief financial officer of a global publicly-traded manufacturing company and chief accounting officer of a large publicly-traded paper and paper products company. Member of the board of directors of international manufacturing companies.

Corporate Governance Experience — Former Director and member of nominating and governance committee at Gardner Denver, Inc.

Industry Experience — Senior executive of a global company with diverse products sold to customers in construction, public safety and defense industries.

Finance Experience — Senior executive leading financial operations and strategy for publicly-traded global manufacturing companies.

Operations and Manufacturing Experience — Chief executive and operating officer for global manufacturing company overseeing site expansions and rationalizations, low cost sourcing initiatives, and development of lean operating initiatives.

International Experience — Senior executive overseeing global expansion of business markets, operations and sourcing opportunities.

Technology and Innovation — Chief executive officer and senior executive overseeing the research and development operations for new product development.

M&A and Restructuring Experience — Senior executive overseeing strategy for growth through acquisitions and international start-up operations.

WILLIAM S. WALLACE

Age: 67
Director Since: 2011

Oshkosh Committees:
- Human Resources

Public Directorships:
- CACI International Inc.

Gen. (Ret.) Wallace currently acts as an independent consultant to various organizations and businesses serving the U.S. Department of Defense. He served as the Commanding General of the U.S. Army Training and Doctrine Command from 2005 to 2008. Prior to that, he served as the Commanding General of the Joint Warfighting Center U.S. Joint Forces Command from 1999 to 2001, as Commanding General of the Fifth U.S. Corps in Germany and Iraq from 2001 to 2003, and as Commanding General of the U.S. Army Combined Army Center at Fort Leavenworth, Kansas from 2003 to 2005. During his almost 40-year career in the Army, he served in multiple roles and had diverse duties ranging from responsibility for the development and distribution of joint forces training policy and joint forces doctrine while serving at the Joint Warfighting Center to responsibility for managing the training efforts at 32 schools at 16 Army installations while serving at the U.S. Army Training and Doctrine Command. In both Vietnam and Iraq, Gen. (Ret.) Wallace led U.S. soldiers in combat. He currently serves as a director of CACI International Inc., a leading provider of a wide range of technology services for customers that include the U.S. Department of Defense and other federal government agencies.

Gen. (Ret.) Wallace's distinguished military service, extensive experience in military command positions and knowledge of military operations bring our Board knowledge and insight into issues our company faces in dealing with key government customers such as the U.S. Department of Defense.

Skills and Qualifications

Executive Leadership — Retired Four-Star General of the U.S. Army. Leadership positions with Joint Forces Command and deployed forces in the U.S. and international locations.

Industry Experience — Military leader with spans of responsibility for organizations totaling up to 140,000 soldiers/employees and operating budgets up to $5 billion.

Talent Acquisition and Development Experience — Senior military leader responsible for the execution of complex strategies involving thousands of individuals. Responsible for the U.S. Army's institutional training and leader development. Responsible to effectively evaluate talent and make decisions regarding abilities and potential of individuals and oversee training and development of the U.S. Army's human resources. Member of the Oshkosh Human Resources Committee.

Technology and Innovation — Senior military officer, maintained current knowledge of U.S. Army and Joint systems, and was responsible for development of future requirements for all U.S. Army systems. Director of a leading provider of innovative technology services for public and private customers.

Public Affairs — Senior military officer responsible for addressing the public through the media in leadership positions and during complex, ambiguous combat operations.

Summary of Director Qualifications and Experience

Summary of Director Qualifications and Experience	Donnelly	Hamilton	Hempel	Kenne	Newlin	Omtvedt	Palmer	Shiely	Sim	Szews	Wallace
Independence is important for an objective analysis of our company's performance.	•	•	•	•	•	•	•	•	•		•
Executive Leadership demonstrates appropriate business ethics, strategy development, risk management and disciplined decision-making skills.	•	•	•	•	•	•	•	•	•	•	•
Industry Experience is important for evaluating our strategic plan.	•	•		•	•	•	•	•	•	•	•
International Experience is relevant for evaluating our emerging market expansion initiative.	•	•	•		•		•	•	•	•	
Finance and Treasury Experience is important for the evaluation of our financial statements and capital structure.		•	•			•	•		•	•	
Operations and Manufacturing Experience is important for evaluation of the cost structure and operating plan for our business.	•	•			•		•		•	•	
Technology and Innovation knowledge is important as innovation is a core MOVE initiative.	•	•	•	•	•	•			•	•	•
Marketing and Sales Experience is critical to understanding how to bring the voice of the customer to analysis of the business plan.		•			•				•	•	
Corporate Governance Experience demonstrates familiarity with setting appropriate processes for protection of shareholder.	•	•	•	•	•			•		•	
M&A and Restructuring Experience demonstrates the ability to analyze potential growth strategies and opportunities to increase shareholder value.	•	•	•		•	•	•		•	•	
Talent Acquisition and Development and Labor Relations Experience is important in attracting, developing and retaining talent, relations with our union workforce and oversight of HR processes for compensation and performance evaluation.	•	•	•		•			•		•	•
Public Affairs and Government Relations is important for guiding communication strategies with the public, our customers and regulators.			•	•		•				•	•

GOVERNANCE OF THE COMPANY

The Board of Directors

From October 1, 2012 until May 31, 2013, our Board of Directors was comprised of thirteen directors, the maximum number of directors then authorized by our Board of Directors to serve on our Board. Harvey N. Medvin served as a director until his retirement effective January 29, 2013, the date of our 2013 Annual Meeting. At our 2013 Annual Meeting, our shareholders elected Stephen D. Newlin to our Board. After being advised of the intentions of Messrs. Grebe and Mosling to retire from our Board effective May 31, 2013 and upon the recommendation of the Governance Committee, our Board acted to approve a reduction in the size of our Board from thirteen directors to eleven directors with such reduction effective on the same date. As a result of such action, the retirements of Messrs. Grebe and Mosling did not result in any vacancy on our Board. Our Board continues to consist of eleven directors. The eleven current directors comprise our Board's nominees for election to our Board at the Annual Meeting. Ten of the Board's eleven nominees are not employees of our company. Charles L. Szews, our current Chief Executive Officer, is both an employee of our company and a nominee for election.

Board of Directors Independence

Our Board of Directors has determined that each of our ten current non-employee directors, who are nominees for election to our Board at the Annual Meeting, does not have a material relationship with us and is independent under NYSE listing standards and applicable SEC rules. Our Board has adopted standards to assist in determining the independence of directors. Under these standards, the following relationships that currently exist or that have existed, including during the preceding three years, will not be considered to be material relationships that would impair a director's independence:

1. A family member of the director is or was an employee (other than an executive officer) of our company.

2. A director, or a family member of the director, receives or received less than $120,000 during any twelve-month period in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service with us). Compensation received by (a) a director for former service as an interim Chairperson or Chief Executive Officer or other executive officer of our company or (b) a family member of the director for service as a non-executive employee of our company need not be considered.

3. A director, or a family member of the director, is a former partner or employee of our internal or external auditor but did not personally work on our audit within the last three years; or a family member of a director is employed by an internal or external auditor of our company but does not participate in such auditor's audit, assurance or tax compliance practice.

4. A director, or a family member of the director, is or was an employee, other than an executive officer, of another company where any of our present executives serve on that company's compensation committee.

5. A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with, another company that makes payments (other than contributions to tax exempt organizations) to, or receives payments from, us for

property or services in an amount which, in any single fiscal year, does not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues. Both the payments and the consolidated gross revenues to be measured are those reported in the last completed fiscal year.

6. A director is or was an executive officer, employee or director of, or has or had any other relationship (including through a family member) with, a tax exempt organization to which our company's and its foundation's contributions in any single fiscal year do not exceed the greater of $1 million or 2% of such organization's consolidated gross revenues.

7. A director is one of our shareholders.

8. A director has a relationship that currently exists or that has existed (including through a family member) with a company that has a relationship with us, but the director's relationship with the other company is through the ownership of the stock or other equity interests of that company that constitutes less than 10% of the outstanding stock or other equity interests of that company.

9. A family member of the director, other than his or her spouse, is an employee of a company that has a relationship with us but the family member is not an executive officer of that company.

10. A family member of the director has a relationship with us but the family member is not an immediate family member of the director. An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-laws, and anyone (other than domestic employees) who shares such person's home.

11. Any relationship that a director (or an immediate family member of the director) previously had that constituted an automatic bar to independence under NYSE listing standards after such relationship no longer constitutes an automatic bar to independence in accordance with NYSE listing standards.

None of our directors or executive officers has any family relationship with any other director or executive officer.

Meetings of the Board of Directors

Our Board of Directors met nine times during fiscal 2013. Each of our Board's director nominees attended at least 75% of the meetings of our Board and committees on which he or she served during fiscal 2013 that were held when he or she was a director. Our Board has a policy that directors should attend our Annual Meeting of Shareholders. All who were directors at that time attended our 2013 Annual Meeting of Shareholders.

Our non-management directors, all of whom are independent directors, met in executive session, without the presence of our officers, on five occasions during fiscal 2013. Richard M. Donnelly, our independent Chairman of the Board, presided over all executive meetings of the non-management directors.

Communicating with the Board of Directors

If a shareholder or other interested party wishes to communicate with our Board, the shareholder or other interested party may send correspondence to the Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566. Our Secretary will submit the shareholder's correspondence to our Board or the appropriate Committee as applicable.

Under our By-Laws and Corporate Governance Guidelines, the Chairman of the Board must be a director that our Board has determined to be independent in accordance with the listing standards of the NYSE and one who has not previously served as one of our executive officers. Richard M. Donnelly, an independent director, is our Chairman of the Board. Shareholders or other interested parties may communicate directly with the Chairman of the Board by sending correspondence to Chairman, Board of Directors, c/o Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566.

Committees of the Board of Directors

Our Board of Directors has three standing committees: the Audit Committee, the Governance Committee and the Human Resources Committee. The members and responsibilities of these Committees as of the date of the Notice of Annual Meeting of Shareholders are set forth below.

Committee Membership (*Indicates Chair)

Audit Committee

Peter B. Hamilton
Harvey N. Medvin (retired January 29, 2013)
Craig P. Omtvedt*
Duncan J. Palmer
Richard G. Sim
Richard M. Donnelly (alternate member)

Governance Committee

Michael W. Grebe (retired May 31, 2013)
Leslie F. Kenne*
Kathleen J. Hempel (appointed January 29, 2013)
J. Peter Mosling, Jr. (retired May 31, 2013)
John S. Shiely
Richard M. Donnelly (alternate member)

Human Resources Committee

Peter B. Hamilton* (appointed Chair January 29, 2013)
Kathleen J. Hempel
Stephen D. Newlin (appointed January 29, 2013)
William S. Wallace
Richard M. Donnelly (alternate member; Chair until January 29, 2013)

Audit Committee

The Audit Committee oversees the fulfillment by management of its financial reporting and disclosure responsibilities and its maintenance of an appropriate internal control system. It assists Board oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements and our independent registered public accounting firm's qualifications and independence.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, which reports directly to the Audit Committee. It oversees the activities of our internal audit function, which currently is provided under contract by Ernst & Young, LLP. The Audit Committee has a charter that specifies its responsibilities and the Audit Committee believes it fulfills its charter. All current members of the Audit Committee are, and all persons who served on the Audit Committee during fiscal 2013 were, independent directors as defined under NYSE listing standards and SEC rules. All current members of the Audit Committee are, and all persons who served on the Audit Committee during fiscal 2013 were, financially literate under the applicable NYSE listing standards. Our Board of Directors has determined that each of Peter B. Hamilton, Craig P. Omtvedt, Duncan J. Palmer and Richard G. Sim is, and prior to his retirement Harvey N. Medvin was, an "audit committee financial expert" as defined under SEC rules.

The Audit Committee met eight times during fiscal 2013. Our independent registered public accounting firm and internal auditors met with the Audit Committee with and without representatives of management present. See "Ratification of the Appointment of Independent Registered Public Accounting Firm — Report of the Audit Committee."

Governance Committee

The Governance Committee identifies individuals qualified to become Board members and recommends nominees to our Board for election as directors with the assistance of Mr. Richard M. Donnelly, our independent Chairman of the Board. It also oversees the evaluation of the performance of our Board, makes recommendations to our Board regarding Board and Committee structure, Committee charters and corporate governance, and is responsible for conducting an annual Board self-evaluation. The Governance Committee has developed, and our Board adopted, a set of corporate governance guidelines applicable to our company. The Governance Committee met four times during fiscal 2013. All current members of the Governance Committee are, and all persons who served on the Governance Committee during fiscal 2013 were, independent directors as defined under NYSE listing standards and SEC rules.

Selection of Nominees for Election to the Board including Shareholder-Recommended Candidates

The Governance Committee will consider candidates for nomination as a director recommended by shareholders, directors, officers, third-party search firms and other sources. In evaluating candidates, the Governance Committee considers attributes of the candidate (including strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge) and the needs of our Board. Our Board and the Governance Committee believe the following minimum qualifications must be met by a director candidate to be recommended as a director nominee by the Governance Committee: (i) each director nominee must display the highest personal and professional ethics, integrity and values; (ii) each director nominee must have the ability to make independent analytical inquiries and to exercise sound business judgment; (iii) each director nominee must have relevant expertise and experience and an understanding of our business environment and be able to offer advice and guidance to our Board of Directors and executives based on that expertise, experience and understanding; (iv) director nominees generally should be active or former chief or other senior executive officers of public companies or leaders of major complex organizations, including commercial, scientific, government, educational and other non-profit institutions; (v) each director nominee must be independent of any particular constituency, be able to represent all shareholders of our company and be committed to enhancing long-term shareholder value; (vi) each director nominee must have sufficient time available to devote to activities of our Board and to enhance his or her knowledge of our business; and (vii) unless otherwise determined by the Governance Committee, a director nominee may not have attained the age of 72. Our Board and the Governance Committee also believe that at least one director should have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by applicable rules of the SEC.

The Governance Committee will review all candidates in the same manner, regardless of the source of the recommendation. If a shareholder wishes to recommend a director candidate for consideration, the shareholder must provide written notice to the attention of our Secretary at our address as shown on the Notice of Annual Meeting of Shareholders included herewith. Such notice must include the shareholder's name, address, the class and number of shares of Common Stock owned, the name, age, business address and principal occupation of the candidate, and the number of shares of Common Stock beneficially owned by the candidate, if any. It must also include the information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws. We may require any candidate to furnish additional information, within reason, that may be needed to determine the eligibility of the candidate. Our Secretary will forward the recommendations to the Governance Committee for consideration. A shareholder wishing to nominate a person for election as a director must comply with the provisions of our By-Laws described under "Additional Information Regarding the Annual Meeting — Shareholders Intending to Present Business at the 2015 Annual Meeting".

Diversity on the Board

Our Corporate Governance Guidelines have long provided that our Board is committed to a diversified membership, in terms of both the diversity of the individuals serving on our Board and their various experiences and areas of expertise. As part of its process of identifying director candidates, the Governance Committee considers the attributes of existing directors and directs the third-party executive search firm that it retains to assist it in the search for candidates to serve on our Board to identify candidates who would contribute to diversity, taking into account the attributes of existing directors. As part of its annual self-evaluation, the Governance Committee assesses the effectiveness of its efforts to attain diversity by considering whether it has an appropriate process for identifying and selecting director candidates.

Human Resources Committee

The Human Resources Committee's basic responsibility is to assure that the non-employee members of our Board of Directors and the Chief Executive Officer, other executive officers and key management are compensated effectively and in a manner consistent with our stated compensation philosophy and objectives, internal equity considerations, competitive practices and the requirements of the appropriate regulatory bodies. The Human Resources Committee oversees our organizational, personnel, compensation, and benefits policies and practices. It establishes the compensation for executive officers and oversees the administration of other executive compensation and benefit plans. The Human Resources Committee met five times in fiscal 2013. All current members of the Human Resources Committee are, and all persons who served on the Human Resources Committee during fiscal 2013 were, independent directors as defined under NYSE listing standards and SEC rules.

The Human Resources Committee has retained the services of an external compensation consultant, Towers Watson. The mandate of the consultant is to serve us and work for the Human Resources Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services that Towers Watson rendered on the Human Resources Committee's behalf are described below:

- Analyses of general industry compensation data and updates of trends in executive compensation;
- Ongoing support with regard to the latest relevant regulatory, technical, and/or accounting considerations impacting executive compensation and benefit programs;
- Guidance on overall compensation program structure, executive compensation levels, comparator groups and executive employment agreement terms;
- Preparation for and attendance at selected management, committee or Board of Directors meetings; and
- Recommend competitive positioning of outside director compensation.

The services that Towers Watson has rendered have not included valuing for accounting purposes the performance shares that we have granted. The compensation decisions that the Human Resources Committee makes may reflect factors and considerations other than the information and recommendations that Towers Watson, management or any other advisor provides to the Committee. The Human Resources Committee determined the terms of Towers Watson's engagement as a compensation consultant and updated these terms in a thorough statement of work.

In addition to Towers Watson's work for the Human Resources Committee during fiscal 2013, management purchased compensation survey products directly from Towers Watson at a price equal to its standard rates. The Human Resources Committee approved the purchase of the survey products from Towers Watson. The purchase of the survey products was not related to or connected with the work that Towers Watson performed for the Human Resources Committee. Billings for work that Towers Watson performed for the Human Resources Committee were approximately 82% of the total amount we paid to Towers Watson in fiscal year 2013.

The Human Resources Committee: (i) has sole authority to engage and terminate Towers Watson or any other compensation adviser; (ii) meets with Towers Watson without management being present; and (iii) evaluates the quality and objectivity of Towers Watson's services annually. In addition, pursuant to recently-enacted SEC rules and NYSE listing standards regarding the independence of compensation committee advisers, the Human Resources Committee has the responsibility to consider the independence of Towers Watson or any other compensation adviser before engaging the adviser. During fiscal 2013, the Human Resources Committee reviewed the independence of Towers Watson and the individual representatives of Towers Watson who serve as consultants to the Human Resources Committee in light of these new requirements and the specific independence factors that the requirements cite. The Human Resources Committee concluded, based on such review, that Towers Watson is independent and that Towers Watson's performance of services raises no conflict of interest. The Committee's conclusion was based in part on a report that Towers Watson provided to the Committee intended to reveal any potential conflicts of interest. The Human Resources Committee also considered the independence factors specified in the recently-enacted SEC rules and NYSE listing standards with respect to its outside legal counsel who serves as an adviser to the Committee.

We provide additional information regarding the Human Resources Committee and our policies and procedures regarding executive compensation, including the role of executive officers in recommending executive compensation, below under "Executive Compensation — Compensation Discussion and Analysis."

Corporate Governance Documents

We make our Corporate Governance Guidelines and the written charters of the Audit Committee, the Governance Committee and the Human Resources Committee of our Board of Directors available, free of charge, on our website at *www.oshkoshcorporation.com*.

Our Board of Directors adopted the Oshkosh Corporation Code of Ethics Applicable to Directors and Senior Executives, or the Code, which applies to our Chief Executive Officer, our President and Chief Operating Officer, our Executive Vice President and Chief Financial Officer, our Executive Vice President, General Counsel and Secretary, our Senior Vice President Finance and Controller, and the Presidents, Vice Presidents of Finance and Controllers of our business units, or persons holding positions with similar responsibilities at a business unit, and other officers elected by our Board of Directors at the vice president level or higher. Our Board of Directors also adopted a Code of Ethics and Standards of Conduct that applies to all of our employees, known as "The Oshkosh Way." We make both of such codes available, free of charge, on our website at *www.oshkoshcorporation.com*, and each such code is available in print to any shareholder who requests it from our Secretary at the address above.

Policies and Procedures Regarding Related Person Transactions

As described above, our Board of Directors adopted the Oshkosh Way for all employees. Our named executive officers are also required to acknowledge in writing that they have received, reviewed and understand the requirements of the Code and further acknowledge that failure to fully comply with the Code can subject them to discipline, up to and including removal from our Board of Directors or termination of employment.

The Code requires the prompt disclosure to our General Counsel or the Chair of the Audit Committee of any proposed transaction or relationship that could create or appear to create a conflict of interest. The Code provides, "the phrase 'actual or apparent conflict of interest' shall be broadly construed and include, for example, direct conflicts, indirect conflicts, potential conflicts, apparent conflicts and any other personal, business or professional relationship or dealing that has a reasonable possibility of creating even the mere appearance of impropriety." Additionally, the Code prohibits directors and senior executives from taking personal advantage of business opportunities that we typically would pursue or in which we may be interested.

The Governance Committee is responsible for the administration of the Code, which specifically provides that there is a "firm bias" against waivers of the Code.

Oversight of Risk Management by Our Board of Directors

Our Board is responsible for general oversight of our risk management. Our Board focuses on the most significant and material risks facing our company and ensures that management develops and implements appropriate risk mitigation strategies. Our Board also responds to particular risk management issues as part of its general oversight of our company and in connection with its review and approval of corporate matters.

Our Board has delegated many of its responsibilities for oversight of our risk management program to the Audit Committee. The Audit Committee evaluates and discusses our overall guidelines, policies, processes and procedures with respect to risk assessment and risk management, including material risks that could impact our company's performance, operations and strategic plans. We have implemented our Organization Risk Management program, which we refer to as the ORM Program. The ORM Program identifies our potential exposure to risks that include strategic, operational, financial, knowledge and legal and regulatory compliance risks. Our senior management is responsible for the administration of the ORM program and conducts assessments and evaluations of potential risks for each of our business segments and our company as a whole. Our senior management then develops mitigation strategies to address these potential risks.

Senior management reports these risk assessments and mitigation strategies to the Audit Committee. The Audit Committee then considers and discusses these risk assessments and mitigation strategies. Additionally, senior management and the Audit Committee report to our Board on material risk assessments and mitigation strategies as part of the strategic plan updates that they give to our Board during the fiscal year. Senior management reviews and prioritizes these risk assessments and mitigation strategies and reports to the Audit Committee on risk management results to effectively manage our risk profile. The ORM Program is designed to: (i) provide the Audit Committee with an assessment of our potential exposure to material risks; (ii) inform the Audit Committee as to how our senior management addresses and mitigates such potential material risks; and (iii) allow the Audit Committee to evaluate how these risks may impact our performance, operations and strategic plans and ensure that senior management is implementing effective mitigation strategies as necessary. We believe our ORM Program provides an effective approach for addressing the potential risks we face and enables the Audit Committee and our Board to fulfill their general risk oversight functions.

In addition to the ORM Program, each of the Audit Committee, Human Resources Committee and Governance Committee routinely monitors the various risks that fall under that Committee's respective area of responsibility. The Audit Committee monitors risks related to our financial and accounting controls as well as legal and regulatory compliance risks. The Governance Committee monitors risks related to our corporate governance. The Human Resources Committee considers and monitors the impact of our compensation programs on our risk exposure. Each Committee then routinely reports on its actions to the full Board. This coordination of risk management allows our Board and the Committees to effectively manage the risk oversight function of our company, especially, the management of interrelated risks.

Board Leadership Structure

Independent Directors

Our Board believes that having an independent board of directors and an independent Chairman of the Board greatly enhances its ability to provide effective governance and oversight. With the exception of our Chief Executive Officer, all of our directors are independent directors, including all of the members of our Audit Committee, Human Resources Committee and Governance Committee. In addition, our non-employee, independent directors regularly meet in executive sessions without our officers, including our Chief Executive Officer, present.

Independent Chairman of the Board

Under our By-Laws and Corporate Governance Guidelines, our Chairman of the Board must be a director that our Board has determined to be independent in accordance with the listing standards of the NYSE and one who has not previously served as an executive officer of our company. As a result, separate individuals serve as our Chairman of the Board and Chief Executive Officer, and an independent director serves as our Chairman of the Board. We believe this leadership structure fosters effective governance and oversight of our company by our Board by: (i) providing the independent directors with control over our Board meeting agenda and discussion; (ii) assuring that independent directors control discussions over strategic alternatives; (iii) permitting more effective assessment of the Chief Executive Officer's performance; (iv) providing a more effective means for our Board to express its views on our management, strategy and execution; and (v) enabling the Chairman to obtain direct and more meaningful feedback from shareholders regarding our corporate governance and shareholders' interests.

Majority Voting for Director Election

We have a form of majority voting for director elections. In the absence of a contested election, pursuant to the majority voting provisions of our By-Laws, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the Chairman of the Board. The Governance Committee of our Board of Directors (or, under certain circumstances, another committee appointed by our Board) will promptly consider that resignation and will recommend to our Board whether to accept the tendered resignation or reject it based on all relevant factors. Our Board must then act on that recommendation no later than 90 days following the date of an Annual Meeting of Shareholders. Within four days of our Board's decision, we must disclose the decision in a Current Report on Form 8-K filed with the SEC that includes a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation.

Stock Ownership Guidelines for Directors

The Human Resources Committee has adopted stock ownership guidelines that apply to non-employee directors to ensure that our non-employee directors have a direct stake in the oversight and development of our company by becoming shareholders. Under these guidelines, our non-employee directors are encouraged to acquire and own our Common Stock in an amount equal to five times the annual cash retainer paid to these non-employee directors. Non-employee directors should achieve this stock ownership level within five years of becoming a director. See "Director Compensation — Stock Ownership Guidelines for Directors."

Succession Planning

The Human Resources Committee, in conjunction with the Chief Executive Officer, reviews a comprehensive management succession plan each year. The plan identifies (i) potential successors for each executive position, including the Chief Executive Officer, (ii) prior year accomplishments in preparing successors, and (iii) current development needs. The results of these are evident in the orderly transition of Mr. Szews to the role of President and Chief Executive Officer in fiscal 2011, the promotion of Mr. Jones to the role of President and Chief Operating Officer in fiscal 2012, and the internal promotions of two executives to fill the vacancy in the Access Equipment segment created when we promoted Mr. Jones to his current role.

Shareholder Engagement

Our shareholders are key participants in the governance of our company. For this reason, we spend significant time meeting with our shareholders, listening to their concerns and responding to their feedback. Our management team regularly offers shareholders the opportunity to discuss our company's most recent quarterly results and other topics related to Oshkosh Corporation. During our second quarter of fiscal 2013 and our first quarter of fiscal 2014, members of our management team travelled to multiple cities across the U.S. to meet with large shareholders and potential shareholders. During these candid meetings, we discussed our MOVE strategy and listened as shareholders provided feedback on a variety of topics. We value our relationships with our shareholders and believe that we strengthen our ability to lead the company by constructively discussing our business and strategy. Members of our management team have also contacted shareholders to get their suggestions for ways to improve your Board.

We value your support. By continuing to have constructive dialogue with you — our shareholders — we are better positioned to fulfill our obligations to you and to our company. We encourage you to share your opinions, interests and concerns and invite you to write to us with your reactions and suggestions. If you would like to communicate with our Board, you may send correspondence to the Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566. Our Secretary will submit your correspondence to our Board or the appropriate Committee, as applicable. You may also communicate directly with the Chairman of our Board by sending correspondence to Chairman, Board of Directors, c/o Secretary, Oshkosh Corporation, 2307 Oregon Street, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of the Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent auditors for the fiscal year ending September 30, 2014.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the appointment of Deloitte & Touche LLP as our independent auditors. Although ratification is not required by our By-Laws or otherwise, our Board is submitting the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to our shareholders for ratification because we value our shareholders' views on our independent auditors and as a matter of good corporate practice. In the event that our shareholders fail to ratify the appointment, the Audit Committee will consider it as a direction to consider the appointment of a different firm. Even if the appointment is ratified, the Audit Committee in its discretion may select a different independent auditor at any time during the fiscal year if it determines that such a change would be in the best interests of our company and our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS OUR INDEPENDENT AUDITORS.

Report of the Audit Committee

The Audit Committee of our Board of Directors is responsible for providing independent, objective oversight of our financial reporting and disclosure responsibilities, accounting functions and internal controls. The Audit Committee acts under a written charter, which our Board of Directors first adopted in 1997 and last amended in May 2013. Each of the members of the Audit Committee is independent as defined by the NYSE's listing standards and SEC rules.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Deloitte & Touche LLP for the audit of our annual consolidated financial statements for the fiscal years ended

September 30, 2013 and September 30, 2012 and fees billed for other services rendered by Deloitte & Touche LLP during those periods.

	2013	2012
Audit fees (1)	$2,731,500	$3,031,600
Audit-related fees (2)	—	41,500
Tax fees (3)	10,000	56,300
Total	$2,741,500	$3,129,400

(1) Audit fees consisted principally of fees for the audit of our annual consolidated financial statements, for reviews of the interim condensed consolidated financial statements included in our Forms 10-Q and for work in connection with the attestations required by Section 404 of the Sarbanes-Oxley Act of 2002 related to our internal control over financial reporting and statutory audits required internationally.

(2) Audit-related fees consisted of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not reported under "Audit fees." These services primarily related to employee benefit plan audits.

(3) Tax fees consisted of fees billed for the review of state income tax returns and review of cash repatriation tax calculations.

Pre-approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services to be provided by our independent registered public accounting firm. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by our independent registered public accounting firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee Chair or one or more of its members. The member or members to whom such authority is delegated report any specific approval of services at its next regular meeting. The Audit Committee will regularly review summary reports detailing all services being provided to us by our independent registered public accounting firm.

The Audit Committee pre-approved the provision of all of the services described above and has considered and determined that the provision of such services is compatible with maintaining the independence of Deloitte & Touche LLP.

The Audit Committee reviews our financial reporting process on behalf of our Board of Directors. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed our audited consolidated financial statements contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 with our management and independent registered public accounting firm. Management is responsible for the consolidated financial statements and the reporting process, including the system of internal control. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States and the effectiveness of the internal controls over financial reporting based upon the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board (PCAOB), *Communication With Audit Committees*, and Rule 2-07 of SEC Regulation S-X. In addition, the independent registered public accounting firm provided to the Audit Committee the written disclosures required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*, and the Audit Committee discussed with the independent registered public accounting firm their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to our Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, for filing with the SEC.

AUDIT COMMITTEE

Craig P. Omtvedt, Chair
Peter B. Hamilton
Duncan J. Palmer
Richard G. Sim
Richard M. Donnelly (Alternate Member)

STOCK OWNERSHIP

Stock Ownership of Directors, Executive Officers and Other Large Shareholders

The following table shows the beneficial ownership of Common Stock of each director (each of whom is a director nominee), each named executive officer appearing in the Summary Compensation Table on page 74, each other shareholder owning more than 5% of our outstanding Common Stock and the directors and executive officers (including the named executive officers) as a group.

"Beneficial Ownership" means more than "ownership" as that term commonly is used. For example, a person "beneficially" owns stock if he or she owns it in his or her name or if he or she has (or shares) the power to vote or sell the stock as trustee of a trust. Beneficial ownership also includes shares the directors and executive officers have a right to acquire within 60 days after November 29, 2013 as, for example, through the exercise of a stock option.

Except as otherwise stated in the footnotes to the following table, information about Common Stock ownership is as of November 29, 2013. At the close of business on December 10, 2013, the record date for the Annual Meeting, there were 84,692,089 shares of Common Stock outstanding. None of the directors or named executive officers has pledged any such shares, as our policies prohibit directors or named executive officers from pledging shares. Unless stated otherwise in the footnotes to the table, each person named in the table owns his or her shares directly and has sole voting and investment power over such shares.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned	Stock Units Beneficially Owned (1)
Bryan J. Blankfield (2)(3)	139,541	*	5,500
Richard M. Donnelly (2)	41,577	*	2,294
Peter B. Hamilton (2)	10,000	*	—
Kathleen J. Hempel (2)	50,666	*	—
Wilson R. Jones (2)	176,648	*	14,800
Leslie F. Kenne (2)	2,553	*	9,579
Frank R. Nerenhausen (2)	85,700	*	5,500
Stephen D. Newlin	3,200	*	—
Craig P. Omtvedt (2)	30,141	*	1,116
Duncan J. Palmer (2)	1,000	*	9,027
David M. Sagehorn (2)(4)	187,962	*	13,100
John S. Shiely	8,200	*	—
Richard G. Sim (2)	21,700	*	25,629
Charles L. Szews (2)(5)	523,692	*	42,300
William S. Wallace (2)	1,666	*	9,578
All directors and executive officers as a group (2)(3)(4)(5)	2,122,305	2.45%	197,411
BlackRock Inc. (6)	6,630,093	7.41%	—
Capital World Investors (7)	8,798,000	10.10%	—
FMR LLC (8)	5,632,875	6.15%	—

* The amount shown is less than 1% of the outstanding shares of Common Stock.

(1) Amounts shown in this column are not included in the columns titled "Shares of Common Stock Beneficially Owned" or "Percent of Common Stock Beneficially Owned." Amounts shown include restricted stock units (RSUs) that we awarded under our 2009 Incentive Stock and Awards Plan in September 2013 in the following amounts to the following persons listed in the table: 5,500 units for Bryan J. Blankfield, 14,800 units for Wilson R. Jones, 5,500 units for Frank R. Nerenhausen, 13,100 units for David M. Sagehorn, 42,300 units for Charles L. Szews, and 130,900 units for all directors and executives officers as a group. The RSUs are subject to forfeiture until they vest. Upon or following vesting, we will settle the RSUs by delivering one share of our Common Stock (rather than cash) for each unit. Amounts shown also include restricted stock units under our Deferred Compensation Plan for Directors and Executive Officers, all of which are vested, in the following amounts for the following persons listed in the table: 2,294 units for Richard M. Donnelly, 9,579 units for Leslie F. Kenne, 1,116 units for Craig P. Omtvedt, 9,027 units for Duncan J. Palmer, 9,578 units for William S. Wallace and 31,594 units for all directors and executive officers as a group. Amounts also include units deemed invested in shares of Common Stock that are credited to the following persons in the following amounts under the Deferred Compensation Plan: 25,629 units for Mr. Sim and 34,917 units for all directors and executive officers as a group. The units described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our Common Stock on a one-for-one basis; however, any distribution would not be within 60 days of November 29, 2013.

(2) Amounts shown include 102,932 shares for Bryan J. Blankfield, 23,216 shares for Richard M. Donnelly, 1,000 shares for Peter B. Hamilton, 28,216 shares for Kathleen J. Hempel, 105,999 shares for Wilson R. Jones, 2,241 shares for Leslie F. Kenne, 55,999 shares for Frank R. Nerenhausen, 8,516 shares for Craig P. Omtvedt, 1,000 shares for Duncan J. Palmer, 118,295 shares for David M. Sagehorn, 17,416 shares for Richard G. Sim, 361,134 shares for Charles L. Szews, 1,666 shares for William S. Wallace, and 1,399,490 shares for all directors and executive officers as a group that such persons have the right to acquire pursuant to stock options exercisable within 60 days of November 29, 2013. Amounts also include shares of restricted Common Stock, which are subject to forfeiture until they vest, in the following amounts to the following individuals listed in the table: 10,668 shares for Bryan J. Blankfield, 42,167 shares for Wilson R. Jones, 14,668 shares for Frank R. Nerenhausen, 23,334 shares for David M. Sagehorn, and 203,510 shares for all directors and executive officers as a group. Amounts shown also include units deemed to be invested in shares of our Common Stock that are credited to the following individuals' accounts in the following amounts under the Deferred Compensation Plan: 1,016 units for Bryan J. Blankfield, 4,284 units for Richard G. Sim, and 5,300 units for all directors and executive officers as a group. Units credited under the Deferred Compensation Plan do not carry the right to vote. However, such persons have the right to acquire our Common Stock immediately upon distribution.

(3) Amounts shown include 1,502 shares as to which ownership is shared with Rebecca R. Blankfield, Mr. Blankfield's wife.

(4) Amounts shown include 21,688 shares as to which ownership is shared with Katherine A. Sagehorn, Mr. Sagehorn's wife.

(5) Amounts shown include 9,200 shares as to which ownership is shared with Rochelle A. Szews, Mr. Szews' wife.

(6) Amount shown is as described in the Schedule 13G/A that BlackRock Inc. filed with the SEC on February 8, 2013. BlackRock Inc. is located at 40 East 52nd Street New York, New York 10022.

(1) Amounts shown in this column are not included in the columns titled "Shares of Common Stock Beneficially Owned" or "Percent of Common Stock Beneficially Owned." Amounts shown include restricted stock units (RSUs) that we awarded under our 2009 Incentive Stock and Awards Plan in September 2013 in the following amounts to the following persons listed in the table: 5,500 units for Bryan J. Blankfield, 14,800 units for Wilson R. Jones, 5,500 units for Frank R. Nerenhausen, 13,100 units for David M. Sagehorn, 42,300 units for Charles L. Szews, and 130,900 units for all directors and executives officers as a group. The RSUs are subject to forfeiture until they vest. Upon or following vesting, we will settle the RSUs by delivering one share of our Common Stock (rather than cash) for each unit. Amounts shown also include restricted stock units under our Deferred Compensation Plan for Directors and Executive Officers, all of which are vested, in the following amounts for the following persons listed in the table: 2,294 units for Richard M. Donnelly, 9,579 units for Leslie F. Kenne, 1,116 units for Craig P. Omtvedt, 9,027 units for Duncan J. Palmer, 9,578 units for William S. Wallace and 31,594 units for all directors and executive officers as a group. Amounts also include units deemed invested in shares of Common Stock that are credited to the following persons in the following amounts under the Deferred Compensation Plan: 25,629 units for Mr. Sim and 34,917 units for all directors and executive officers as a group. The units described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our Common Stock on a one-for-one basis; however, any distribution would not be within 60 days of November 29, 2013.

(2) Amounts shown include 102,932 shares for Bryan J. Blankfield, 23,216 shares for Richard M. Donnelly, 1,000 shares for Peter B. Hamilton, 28,216 shares for Kathleen J. Hempel, 105,999 shares for Wilson R. Jones, 2,241 shares for Leslie F. Kenne, 55,999 shares for Frank R. Nerenhausen, 8,516 shares for Craig P. Omtvedt, 1,000 shares for Duncan J. Palmer, 118,295 shares for David M. Sagehorn, 17,416 shares for Richard G. Sim, 361,134 shares for Charles L. Szews, 1,666 shares for William S. Wallace, and 1,399,490 shares for all directors and executive officers as a group that such persons have the right to acquire pursuant to stock options exercisable within 60 days of November 29, 2013. Amounts also include shares of restricted Common Stock, which are subject to forfeiture until they vest, in the following amounts to the following individuals listed in the table: 10,668 shares for Bryan J. Blankfield, 42,167 shares for Wilson R. Jones, 14,668 shares for Frank R. Nerenhausen, 23,334 shares for David M. Sagehorn, and 203,510 shares for all directors and executive officers as a group. Amounts shown also include units deemed to be invested in shares of our Common Stock that are credited to the following individuals' accounts in the following amounts under the Deferred Compensation Plan: 1,016 units for Bryan J. Blankfield, 4,284 units for Richard G. Sim, and 5,300 units for all directors and executive officers as a group. Units credited under the Deferred Compensation Plan do not carry the right to vote. However, such persons have the right to acquire our Common Stock immediately upon distribution.

(3) Amounts shown include 1,502 shares as to which ownership is shared with Rebecca R. Blankfield, Mr. Blankfield's wife.

(4) Amounts shown include 21,688 shares as to which ownership is shared with Katherine A. Sagehorn, Mr. Sagehorn's wife.

(5) Amounts shown include 9,200 shares as to which ownership is shared with Rochelle A. Szews, Mr. Szews' wife.

(6) Amount shown is as described in the Schedule 13G/A that BlackRock Inc. filed with the SEC on February 8, 2013. BlackRock Inc. is located at 40 East 52nd Street New York, New York 10022.

BlackRock Inc. has sole voting power and sole dispositive power with respect to the shares included in the amount shown.

(7) Amount shown is as described in the Schedule 13G that Capital World Investors filed with the SEC on July 31, 2013. Capital World Investors is located at 333 South Hope Street, Los Angeles, California 90071. Capital World Investors has sole voting power and sole dispositive power with respect to the shares included in the amount shown.

(8) Amount shown is as described in the Schedule 13G that FMR LLC filed with the SEC on February 14, 2013. FMR LLC is located at 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC has sole voting power with respect to 10,912 and sole dispositive power with respect to 5,632,875 of the shares included in the amount shown.

Section 16(a) Beneficial Ownership Reporting Compliance

The Securities and Exchange Act of 1934 requires our directors, executive officers, controller and any persons owning more than 10% of our Common Stock to file reports with the SEC regarding their ownership of our Common Stock and any changes in such ownership. Based upon our review of copies of these reports and certifications given to us by such persons, we believe that our directors, executive officers and controller have complied with their filing requirements for fiscal 2013. However, forms reporting one transaction each on behalf of three of our executive officers, Mr. Brad Nelson, Mr. R. Scott Grennier and Ms. Colleen Moynihan, were not timely filed. All of such forms have been filed prior to the date of the Notice of Internet Availability of Proxy Materials.

REPORT OF THE HUMAN RESOURCES COMMITTEE

The Human Resources Committee of our Board of Directors has reviewed and discussed the following "Compensation Discussion and Analysis" for fiscal 2013 and has further discussed and reviewed it with management. Based on its review and analysis, the Human Resources Committee recommended to our Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement, and also be incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

HUMAN RESOURCES COMMITTEE

Peter B. Hamilton, Chair
Kathleen J. Hempel
Stephen D. Newlin
William S. Wallace
Richard M. Donnelly (Alternate Member)

Compensation Discussion and Analysis

Executive Summary

Pay for Performance Philosophy

Our Human Resources Committee follows a philosophy of linking our named executive officers' compensation to performance that will ultimately reward our shareholders. We use compensation programs to attract and retain the best executive talent and to motivate our executives to exceed specific financial and organizational goals set each year. The components of our compensation strategies include allocating a greater portion of compensation to pay that varies based on company performance (annual bonus and long-term equity incentives) than to fixed compensation (base salary and benefits). We believe this mix is properly aligned with shareholder interests. Personal benefits, such as annual physicals and relocation reimbursement, are few and related to business need, and executives must comply with executive officer stock ownership guidelines to link their interests to those of shareholders.

The Committee makes our annual compensation decisions in a thoughtful and deliberate way based on competitive market data that an independent compensation consultant provides and through open discussion within the Committee. We mitigate risks by having incentive plan caps, defined financial performance measures, multiple approval review gates and a compensation clawback policy. Furthermore, each year, we complete a thorough risk analysis of our compensation programs.

Current market conditions can also influence the annual goals and tools we use to have prudent flexibility to adapt to changing situations. This flexibility ensures we can make the best decisions to attract and retain the highly talented executives needed to deliver strong performance for our shareholders over time.

Business Highlights [(1)]

Oshkosh Corporation is a leading global specialty vehicle and vehicle body manufacturer with a long track record of growth. Over the period from fiscal year 1997 through fiscal year 2013, sales and operating income grew at compound annual growth rates of 16.3% and 19.6%, respectively. Despite significant challenges from recent economic turmoil, we continue to maintain the leading market share in virtually all of our businesses. Although we are facing a significant downturn in what has historically been our largest segment — Defense — where U.S. defense spending is likely to continue its decline over the next few years, we are executing on the roadmap we presented to shareholders regarding how we intend to overcome the Defense downturn and create value for shareholders. We first communicated the roadmap in detail to shareholders at a September 14, 2012 Analyst Day when we introduced our target to increase earnings per share from continuing operations to $4.00 - $4.50 by fiscal 2015.

In fiscal 2013, our primary focus was to continue executing our MOVE strategy within all business segments. As we describe in detail in this Proxy Statement under "Summary Information — Business Highlights — Our MOVE Strategy," we delivered on our MOVE strategy with measurable results in fiscal 2013. We raised our fiscal 2013 performance outlook several times and ultimately

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(1) Non-GAAP results. See "Non-GAAP Financial Measures" in Attachment A to this Proxy Statement for reconciliation to GAAP results.

exceeded the high end of our initial earnings per share estimate range for fiscal 2013 by approximately 44%, yielding adjusted earnings per share of $3.74. We increased operating income margins in all segments and generated $386 million of free cash flow in fiscal 2013. We deployed a prudent capital allocation strategy, which involved the repurchase of 6.1 million shares of our Common Stock in fiscal 2013 for $202 million under our Board's previously announced $300 million share repurchase authorization. All of these actions contributed to the 79% increase in our share price in fiscal 2013.

Alignment of Performance and Compensation

Our compensation philosophy, programs and practices support our Board of Directors, executive officers and employees as they work to meet and exceed both customer and shareholder expectations in an ever-competitive global economy. We have designed the specific compensation programs that we have in place to retain key, talented executives during these uncertain times and incentivize them to continue our history of increasing sales and profits and to meet the aggressive goals of our MOVE strategy. Retention remains a critical focus area for us as we weather the industry downturn in defense and the uncertain global economic and political environment, and as we strive to protect our talent from other companies that routinely target our executives for recruitment. Our fiscal year 2013 compensation plans again contained a form of restricted stock awards — restricted stock units — to provide that element of retention while continuing cash incentives and other equity awards that reward our key executives for achieving better than industry benchmark performance tied to key business measures or superior performance in light of competitive market conditions. We must have effective compensation programs to recruit and retain experienced and talented executives to achieve our aggressive MOVE strategy objectives and always be developing managers and technical employees as future leaders in our company. Our compensation plans remain targeted well within industry norms and are generally targeted close to the 50th percentile of the compensation databases that we use to prudently manage our compensation expense.

We made important modifications to our compensation and benefits practices during fiscal 2013 and fiscal 2012 (which modifications became effective in fiscal 2013) that we expect will reduce volatility of cash flows and expenses, lower costs to be more competitive and further align pay with shareholder interests:

- For many salaried employees, we froze benefits under our qualified defined benefit plans effective December 31, 2012 and are now providing benefits to impacted employees under a new, qualified defined contribution plan.
- We also froze benefits under our supplemental Executive Retirement Plan (SERP) for executive officers, including our named executive officers, effective December 31, 2012, and are similarly providing benefits under a new, non-qualified defined contribution plan with substantially lower benefits for executives, reducing the annual cost to our company to provide such benefits by more than 30%.
- We eliminated a post-employment health plan for certain then-current employees effective December 31, 2012 that reduced current costs and future obligations.
- To maintain market competitive base salaries, the Human Resources Committee determined that 3% base salary increases for our executive officers were generally appropriate. The Human Resources Committee made this determination based on the 3% average base salary increases for comparable-company executives and other professionals

for fiscal 2013, as set forth in the Towers Watson Executive Compensation Database that we describe below.

- After three consecutive years (September 2010, September 2011 and September 2012) of Mr. Szews voluntarily declining equity-based compensation so that we could provide retention awards for key executives and senior managers, in September 2013, we granted Mr. Szews an equity award. Mr. Szews' equity award placed him at approximately the 50th percentile for annual equity awards granted to the chief executive officers of companies included in the Executive Long-Term Compensation Data. For long-term incentive awards, Towers Watson compiles a "Long-Term Incentive Plan Report," which is a subset of the Towers Watson Executive Compensation Database. We refer to the subset of data from the Towers Watson Executive Compensation Database that appears in the Long-Term Incentive Plan Report as the Long-Term Compensation Data in this Proxy Statement.
- The Human Resources Committee approved a 4.4% base salary increase for Mr. Jones in fiscal year 2013 to position his base salary closer to the 50th percentile of the Towers Watson Executive Compensation Database and to recognize his performance.
- We designed the specific incentive awards in fiscal year 2013 for our named executive officers, and other executives, to provide considerable retention value, given the downturn we are facing in our defense business and to reward further successful implementation of our MOVE strategy. For long-term awards, we awarded a mix: share-settled restricted stock units with time-based vesting to provide tangible value over the next three years to aid retention; an increased weighting (from 20% to 30%) of Total Shareholder Return (TSR)-based Performance Shares (based on performance relative to the S&P Mid Cap 400); and a decreased weighting (from 40% to 30%) of stock options to continue to provide longer-term upside based on stock price appreciation resulting from successful execution of our MOVE strategy.
- The fiscal year 2013 annual cash incentive plan continued to focus on Operating Income (OI) to drive share price appreciation, Return on Invested Capital (ROIC) as measured against a comparator group of industry peer companies to drive sound capital allocation, and Days Net Working Capital Improvement percentage (DNWCI) in our business segments to promote improved cash flow. Actual performance in fiscal year 2013 for operating income significantly exceeded our original expectations as management successfully executed our MOVE strategy. As a result, our operating income performance was above maximum. Actual performance in fiscal year 2013 for ROIC compared to the ROIC peer group that we describe in this proxy statement was above target. As a result, payouts for our executives based on these two measures fell between target and maximum, which we believe is appropriate given our company's performance in exceeding operating income targets for the fiscal year.
- We modified certain sales representative incentive programs to provide incentives for expanding margins.

EXECUTIVE COMPENSATION

This Compensation Discussion and Analysis explains our compensation programs and policies for fiscal year 2013, and in certain instances our plans for fiscal year 2014, and how those programs and policies affected the compensation we paid to the following, who are our named executive officers:

Charles L. Szews, Chief Executive Officer
David M. Sagehorn, Executive Vice President and Chief Financial Officer
Wilson R. Jones, President and Chief Operating Officer
Bryan J. Blankfield, Executive Vice President, General Counsel and Secretary
Frank R. Nerenhausen, Executive Vice President and President, Access Equipment

Oversight

Our fiscal year 2013 ended September 30, 2013. During fiscal year 2013, the Human Resources Committee of our Board of Directors, which we hereafter refer to in this Compensation Discussion and Analysis as the Committee, consisted of the following independent directors: Mr. Peter B. Hamilton (Chairman), Ms. Kathleen J. Hempel, Mr. Stephen D. Newlin and Gen. (Ret.) William S. Wallace. Mr. Richard M. Donnelly served as Chairman of the Committee until January 2013, at which time Mr. Donnelly assumed the role of an alternate member of the Committee. As its charter provides, the Committee establishes, oversees and approves the compensation programs, awards, practices and procedures for our executive officers.

The Committee has the authority to engage the services of outside advisors, experts and others to assist it in performing its responsibilities. In fiscal year 2013, the Committee retained Towers Watson as its advisor on issues related to the Committee's responsibilities. Throughout the year, the Committee regularly evaluated Towers Watson's performance, determined that Towers Watson had no conflicts of interest, and provided Towers Watson appropriate feedback. See "Governance of the Company — Committees of the Board of Directors — Human Resources Committee" for more information on the processes and procedures of the Committee, including the role of Towers Watson in assisting the Committee as it sets executive officer and non-employee director compensation.

Compensation Philosophy and Objectives

The objectives of our company's executive compensation program are to attract, retain and motivate executives who will perform at the highest levels to execute our strategy, continue to improve business performance and increase the long-term market value of our company. A guiding principle of our executive compensation philosophy is to clearly align incentive compensation opportunities with the long-term interests of our shareholders. As a result, we have designed our compensation program to provide executives with rewards for quantifiable annual results, as well as to reward strategic decision making by providing rewards for sustained long-term company performance. In designing our executive compensation programs, we assess potential compensation risks, again to ensure our programs are aligned with shareholder interests.

Consistent with these objectives, the Committee has designed compensation programs that have varying time frames for earning and payment, include a substantial proportion of pay that is "at risk" because the amount is dependent on future performance, and involve both cash and equity awards. These include:

- Base Compensation and Benefits: Base salary, with potential merit increases based on performance and market competiveness, employee benefits (e.g., health insurance) and limited other personal benefits (principally annual physicals and relocation packages when we ask executives to relocate);
- Short-Term Incentive Compensation: Cash-based incentive awards based on the achievement of challenging annual performance goals;
- Long-Term Compensation: Equity-based long-term incentive awards, including performance-based awards, which reward performance over a period of time; and
- Benefits Following Service: Benefits under qualified retirement plans, retirement plans for senior executives, non-qualified deferred compensation plans, and severance agreements.

Because we want our executives' compensation to fluctuate upward or downward consistent with our financial and share price performance, we designed our incentive compensation programs to reward improvement in operating income, improvement in efficiency of use of net working capital, return on invested capital and appreciation of our share price. We believe that these performance measures correlate directly with the performance goals that we have established under our MOVE strategy — namely to approximately double adjusted earnings per share from continuing operations to $4.00 - $4.50 by fiscal 2015 compared to fiscal 2012 expectations that we announced on September 14, 2012. Specifically, we believe improvements in operating income directly contribute to an increase in earnings per share and share price appreciation is largely driven by market reaction to reported increases in earnings per share and returns on invested capital.

Annual Compensation Plans Design Review

The Committee annually evaluates our compensation plans to determine if it is appropriate to make changes in plan design, types of awards or levels of pay. This evaluation includes a review of Towers Watson's analyses of general industry compensation data, which provides comparative references for the Committee, which we describe in more detail below. These analyses give the Committee an understanding of each executive's total direct compensation package so the Committee can ensure that our compensation structure is consistent with our goals.

Towers Watson also provides the Committee with updates regarding trends in executive compensation, recommendations for outside director and executive officer compensation, summaries of new or proposed regulations affecting executive compensation and special reports responding to specific inquiries from the Committee. The Committee also solicits Towers Watson's recommendations for changes to our methods of compensating executive officers in light of these general developments, as well as factors specifically affecting our company. This information provides input for the Committee to consider when adopting the performance measures we use for our annual cash incentive awards and the performance-based and retention-oriented elements of our equity-based long-term incentive awards.

In November 2012, the Committee decided to continue to use the Consolidated Operating Income and Return on Invested Capital performance measures for fiscal year 2013 to maintain the emphasis on maximizing income and debt reduction and on strong balance sheet management. The Committee also retained the Return on Invested Capital performance measure because it is a relative performance measure, requiring company performance to exceed certain thresholds relating to a peer group of companies, which we refer to as the ROIC peer group, in determining a portion of our executives' annual compensation. For fiscal year 2013, the Committee approved a slight change to the ROIC peer group to remove three companies as result of changes in ownership and revenue size.

Determining Pay Levels

On an annual basis, Towers Watson provides the Committee various analyses of general industry compensation data from its Executive Compensation Database, a survey of over 840 companies, which we refer to in this Proxy Statement as the Towers Watson Executive Compensation Database. We use the Towers Watson Executive Compensation Database because we believe the size of the database ensures consistent and statistically valid data that is representative of the market in which we compete for executive talent. In using the Towers Watson Executive Compensation Database, we generally consider only aggregate data and do not select individual companies for comparison. By focusing on the data in the aggregate, we believe we can avoid the undue impact of statistically outlying companies and obtain a general understanding of compensation practices in the market.

Towers Watson compiles data regarding base salary, target and actual annual cash incentive awards and long-term incentive awards for these companies. The data reflects the individual responsibilities of each position and company revenue size. Through a regression analysis, Towers Watson adjusts the base salary and annual cash incentive data to match our revenue size using our estimates of annual revenues for the then current fiscal year. Except for long-term incentive awards relating to fiscal year 2013, which the Committee approved in September 2012, the Committee took action relating to fiscal year 2013 compensation in November 2012 when the Committee had greater information available to it with respect to our revenue projections for fiscal year 2013.

For long-term incentive awards, Towers Watson compiles a "Long-Term Incentive Plan Report," which is a subset of the Towers Watson Executive Compensation Database. This report includes long-term incentive values for executives who perform duties at a subset of companies whose revenue is both higher and lower than ours that correspond to the job duties of each of our named executive officers. For fiscal years 2013 and 2014, Towers Watson used all companies within the Towers Watson Executive Compensation Database with revenues between $6 billion and $10 billion in the Long-Term Incentive Plan Report. We refer to this subset of data as the Long-Term Compensation Data in this Proxy Statement.

The Committee requests data from the Towers Watson Executive Compensation Database at the 25th, 50th and 75th percentile levels for base salary, target and actual annual cash incentive awards, and long-term incentive awards for each of our executive positions at companies whose total revenue, as reported, corresponds to our total revenue and whose executive positions have responsibilities that correspond to the responsibilities of our executive officers. The Committee made compensation decisions for fiscal year 2013 at the Committee's meetings in September 2012 and November 2012 and used the Towers Watson Executive Compensation Database data that Towers Watson provided to us in September 2012. The Committee made compensation decisions for fiscal year 2014 at the Committee's meetings in September 2013 and November 2013 and used the Towers Watson Executive Compensation Database data that Towers Watson provided to us in September 2013.

To evaluate an executive officer's performance, the Committee considers the executive officer's performance for the current year as compared to the objectives that the Committee established for the executive in the previous year. In setting the performance objectives, the Committee considers the recommendations of Mr. Szews for each executive reporting to him or to our President and Chief Operating Officer (Mr. Jones). These performance objectives are aligned with our company's MOVE strategy and can emphasize the following financial and operational goals: earnings per share, revenue growth, pricing improvement, international sales growth, cash flow improvement, working capital management, earnings growth, return on invested capital, operating income, operating income growth, operating income as a percent of revenue, margin expansion, customer relations, operational efficiency and safety, international expansion, successful acquisition integration, debt reduction, cost reduction particularly related to products, processes materials and overhead expenses, process improvement, innovation, quality, talent development and implementation of lean manufacturing principles. Specific objectives for each executive reflect the responsibilities of his or her individual position. The Committee independently approves similar performance objectives for the Chief Executive Officer.

At the end of the fiscal year, each executive completes a self-assessment and provides it to the Chief Executive Officer or Chief Operating Officer for him to complete his evaluation of the executive's performance as to specific performance objectives for the year. The Committee then reviews these evaluations by the Chief Executive Officer and Chief Operating Officer. The Committee further evaluates, in a subjective manner, each executive's leadership, technical skills, and personal growth and development. Similarly, the Chief Executive Officer completes a self-assessment and provides it to the Committee. The Committee independently evaluates the Chief Executive Officer's performance against annual performance objectives and meets with the Chief Executive Officer to provide its views and assessment.

The following table summarizes the general target mix of pay (fixed versus variable) for our Chief Executive Officer and the other named executive officers. The percentage of total compensation that long term incentives represent approximates the 50th percentile of the Towers Watson Executive Compensation Database.


Target Compensation Mix
100%
80%
60%
40%
20%
0%
CEO
NEO
Long Term Incentives
Annual Incentive
Base Salary

Base Salary

For its review and adjustment of base salaries at its November 2012 meeting, the Committee reviewed the Towers Watson Executive Compensation Database data that Towers Watson provided in September 2012 by position to evaluate the competitiveness of our named executive officers' base salaries. The Committee generally believes base salaries that are within a range of the 50th percentile for this database are competitive. To ensure the accuracy of this comparison, Towers Watson validates that the position description in its database for each position that Towers Watson presents fully reflects the company's expectations for the corresponding executive position. The Committee then reviewed our performance evaluations identified above so that its base salary decisions for each executive reflected his or her performance and were otherwise consistent with all of our compensation goals.

After analyzing the data and performance information, at its November 2012 meeting, the Committee made the following base salary adjustments for fiscal year 2013.

Named Executive Officer	Base Salary Adjustment as a % of Base Salary
Mr. Szews	3.0%
Mr. Sagehorn	3.0%
Mr. Jones	4.4%
Mr. Blankfield	3.0%
Mr. Nerenhausen	3.0%

The Committee noted that the 3.0% increases for Messrs. Szews, Sagehorn, Blankfield and Nerenhausen were consistent with salary increases for our other executive officers, reflected their performance and were appropriate to maintain their salaries at a competitive level as compared with the Towers Watson Executive Compensation Database. The Committee approved the 4.4% base salary increase for Mr. Jones to position his base salary closer to the 50th percentile of the Towers Watson Executive Compensation Database and to recognize his performance.

Annual Cash Incentive Awards

Our annual cash incentive plan links a cash award to the achievement of specific short-term corporate performance goals that management recommends and the Committee reviews each year at its September meeting and approves at its November meeting after having received more current performance forecasts for the ensuing fiscal year. Under this plan, we tie a significant portion of an executive's annual compensation to our company's performance relative to identified performance measures (in fiscal year 2013, up to a maximum of 200% of base salary for Mr. Szews, 150% of base salary for Mr. Jones, 150% of base salary for Mr. Sagehorn, and 120% of base salary for Messrs. Blankfield and Nerenhausen).

Specifically, the named executive officers' awards were dependent on our company's performance under a combination of two or three measures: Operating Income, Return on Invested Capital, and Days Net Working Capital Improvement. Operating Income (OI) equals income from continuing operations before other income/expense, income taxes, and equity in income of our unconsolidated affiliates. Return on Invested Capital (ROIC) equals our net income before extraordinary items, nonrecurring gains and losses, discontinued operations and accounting changes plus the after tax cost of interest expense for the four quarters ended June 30, 2013 divided by the simple average of total debt plus shareholders' equity for the five quarters ended June 30, 2013. DNWCI represents our (or our relevant business segment's) year over year improvement in Days Net Working Capital. Days Net Working Capital is based on average Net Working Capital over the five fiscal quarters ending September 30 and the average daily sales for the fiscal year. Net Working Capital is defined as current assets (less cash) minus current liabilities (less short term debt).

For the named executive officers (except for Mr. Nerenhausen, Executive Vice President and President of Access Equipment Segment), the Committee used both a Consolidated Operating Income performance measure and a Return on Invested Capital performance measure for fiscal year 2013. The Committee set the fiscal year 2013 Consolidated Operating Income goal at a level just over 100% of our fiscal year 2012 results, in line with our fiscal year 2013 budget projections.

For Mr. Nerenhausen, the Committee used a Consolidated Operating Income performance measure, an Access Equipment segment Operating Income performance measure, and a DNWCI performance measure for fiscal year 2013. The Committee determined to continue to provide business segment presidents the opportunity to be rewarded for results primarily tied to their business segment. The Committee required a minimum of 3% operating income margin to achieve incentive compensation above the target level under the operating income performance measure.

The Return on Invested Capital performance measure compares our results to the ROIC peer group. Threshold, target and maximum performance levels are met if our Return on Invested Capital results are at the 25th, 50th and 75th percentiles, respectively, of the ROIC peer group. We believe the ROIC peer group is representative of the industrial machinery, construction machinery, heavy truck and defense industries in which we compete with our products. We believe this smaller and more focused universe of companies improves the reliability of the comparison for the Return on Invested Capital measure because these companies are more likely to have investment needs similar to ours both to support the maintenance and improvement of their infrastructure and to ensure continued growth.

For fiscal year 2013, following its review of an analysis that Towers Watson provided, the Committee made several changes to the companies in the ROIC peer group. These changes were due to one company having exceeded $10 billion in annual revenues (PACCAR, Inc.), new ownership (Goodrich Corp.) or divestiture (ITT was split into Excelis, a defense company that the Committee added, and Xylem, which the Committee did not add as it is in a different industry) and to more accurately reflect our industry competition, business mix and revenue size. The ROIC peer group for fiscal year 2013 included companies in the same three distinct Standard Industrial Classification (SIC) industry groupings as in fiscal year 2012, Defense & Aerospace, Construction/Farm Machinery and Heavy Trucks, and Industrial Machinery, with annual revenues between $2 billion and $10 billion (approximately one-quarter to two times our annual revenue). As a result, the ROIC peer group for fiscal year 2013 was as follows:

Return on Invested Capital
Comparator Group of Companies for Fiscal Year 2013

Industrial Machinery	Construction/Farm Machinery and Heavy Trucks	Defense & Aerospace
Briggs & Stratton Corp.	AGCO Corp.	Alliant Techsystems Inc.
Crane Co.	Joy Global Inc.	BE Aerospace Inc.
Dover Corp.	Manitowoc Company, Inc. (The)	Curtiss Wright Corp.
Donaldson Co. Inc.	Meritor, Inc.	Excelis, Inc.
Flowserve Corp.	NACCO Industries, Inc.	Huntington Ingalls Industries, Inc.
Gardner Denver, Inc.	Navistar International Corp.	Moog Inc.
Harsco Corp.	Sauer-Danfoss Inc.	Precision Castparts Corp.
Kennametal Inc.	Terex Corp.	Rockwell Collins, Inc.
Lincoln Electric Holdings, Inc.	Trinity Industries, Inc.	Spirit Aerosystems Holdings, Inc.
Mueller Industries, Inc.	WABCO Holdings Inc.	Textron, Inc.
Pall Corp.		Triumph Group, Inc.
Parker-Hannifin Corp.		
Pentair, Inc.		
SPX Corp.		
Stanley Black & Decker, Inc.		
Timken Co. (The)		
Valmont Industries, Inc.		

The Committee established threshold, target and maximum operating income and DNWCI performance levels at its November 2012 meeting after reviewing management's recommendations. For the business segment DNWCI and business segment Operating Income performance measures, our Chief Executive Officer presented to the Committee, and the Committee considered, forecasts of our Consolidated Operating Income and our consolidated DNWCI performance for fiscal 2013 that included estimates of the DNWCI and Operating Income performance levels required by each of our four business segments for us to achieve the Operating Income and Consolidated DNWCI forecasts. Management initially recommended the threshold, target and maximum performance levels, and the Committee made final adjustments and determinations. When making the determinations in November 2012, the Committee evaluated our fiscal 2013 budget and anticipated industry trends.

Threshold performance levels represented our view of an acceptable level of performance short of target that merited receipt of a partial annual cash incentive award in view of our overall performance and desire for improvement in shareholder value. Providing an annual cash incentive award for achievement at the threshold performance level also aids in our ability to retain our key executives during periods of market weakness.

For fiscal year 2013, the Committee set target payout levels at approximately the 50th percentile of target annual cash incentive awards for similar executive positions as shown in the Towers Watson Executive Compensation Database. The Committee set the target performance levels at amounts that we believed were very challenging and above our most likely performance level, but at amounts that we believed were not impossible to achieve.

We set the maximum performance level to provide incentive to significantly enhance earnings, taking into consideration challenging market conditions in many of our businesses, to reduce debt and grow the business, and to ensure that executives would not receive a cash incentive award payment that is significantly above the market data for their positions as reflected in the Towers Watson Executive Compensation Database. We set the maximum performance level at what we believed would be an extremely challenging level for our executives to achieve.

The Committee discussed the weighting between the Operating Income and Return on Invested Capital performance measures for fiscal year 2013. For executive officers, other than Mr. Nerenhausen, the Committee decided that Consolidated Operating Income would comprise 80% of the target weighting and ROIC would comprise 20% of the target weighting. For Mr. Nerenhausen, the Committee decided that the Consolidated Operating Income would comprise 20% of the target weighting, Access Equipment segment Operating Income would comprise 60% of the target weighting, and Access Equipment segment DNWCI would comprise 20% of the target weighting. At its November 2012 meeting, the Committee structured the annual cash incentive plan for fiscal year 2013 for the named executive officers (other than Mr. Nerenhausen) based upon the forecasted financial performance of our company as follows:

	Bonus Weighting	Threshold	Target	Maximum
Consolidated OI	80%	$305 Million	$420 Million	$515 Million
ROIC	20%	25th Percentile of Comparator Group Performance	50th Percentile of Comparator Group Performance	75th Percentile of Comparator Group Performance

OI = Operating Income
ROIC = Return on Invested Capital

Actual annual incentive consolidated operating income calculated under the terms of the plan was $523.4 million in fiscal year 2013, and consolidated ROIC was above the 50th percentile but below the 75th percentile. Actual annual incentive consolidated operating income for purpose of the plan differs from consolidated operating income as it appears in our financial statements because the applicable plan language excludes certain non-cash and non-recurring items from the calculation of operating income, including $1,320,000 of costs related to discontinuing manufacturing of a product line in our Commercial segment, intangible asset impairment costs of $9,000,000 in our Access Equipment segment, and $16,347,000 of costs related to an expired tender offer and threatened proxy contest.

The Committee structured the annual cash incentive plan for fiscal year 2013 for Mr. Nerenhausen as Executive Vice President and President of our Access Equipment segment based upon the forecasted financial performance of our company and the Access Equipment segment as follows:

Consolidated Company and Access Equipment Segment — Specific Financial Performance Measures

	Bonus Weighting	Minimum	Target	Maximum
Consolidated OI	20%	$305 Million	$420 Million	$515 Million
Access Equipment OI	60%	$255 Million	$306 Million	$335 Million
Access Equipment DNWCI	20%	0%	5%	15%

OI = Operating Income (minimum 3% OI margin required for OI payment above target)
DNWCI = Days Net Working Capital Improvement Percentage

Actual annual incentive plan Access Equipment segment operating income calculated under the terms of the plan in fiscal year 2013 was $388.6 million and DNWCI was 16.5%.

Actual performance in fiscal year 2013 for Consolidated Operating Income was above maximum primarily due to higher revenue and operating income margins, and actual performance in fiscal year 2013 for ROIC compared to the ROIC peer group was above target. As a result, Messrs. Szews, Sagehorn, Blankfield and Jones received performance payouts between target and maximum. Mr. Nerenhausen received a performance payout at maximum.

The chart below shows our ROIC performance for fiscal year 2013, and historically, relative to the 50th percentile of the ROIC peer group.


ROIC Results*
40%
30%
20%
10%
0%
2008
2010
2011
2012
2013
Oshkosh
50th Percentile

* Note that we did not use ROIC for fiscal year 2009. Rather, we used consolidated DNWCI to focus on cash flow, which we believed was more important at that time.

Payouts under the annual cash incentive plan for fiscal year 2013 were generally between the target and maximum performance levels, which we believed was appropriate given our performance in exceeding operating income targets for the fiscal year.

In November 2013, the Committee again assigned each executive a threshold, target and maximum annual cash incentive award payment level for fiscal year 2014 after a review of data from the Towers Watson Executive Compensation Database. To target the annual cash incentive award opportunity at approximately the 50th percentile of the competitive data (the targets are just below the 50th percentile), the Committee established the payout opportunity for fiscal year 2014 for each of the named executive officers as set forth in the table below. Mr. Szews' award payment levels for fiscal year 2014 reflect increases to his award payment levels for fiscal year 2013 of 50%, 100% and 200% at threshold, target and maximum, respectively. The Committee approved this increase to match Mr. Szews' award payment levels with the 50th percentile of competitive compensation reported in the Towers Watson Executive Compensation Database.

	Threshold	Target	Maximum
Mr. Szews	62.5%	125%	250%
Mr. Sagehorn	37.5%	75%	150%
Mr. Jones	37.5%	75%	150%
Mr. Blankfield	30%	60%	120%
Mr. Nerenhausen	30%	60%	120%

At its November 2013 meeting, consistent with the performance measures that it selected for fiscal year 2013, the Committee selected Operating Income and Return on Invested Capital as our performance measures for fiscal year 2014, other than for Mr. Nerenhausen. The Committee once again assigned a weighting of 80% for Consolidated Operating Income and 20% for Return on Invested Capital. For Mr. Nerenhausen, consistent with fiscal year 2013, the Committee structured the annual cash incentive plan for fiscal year 2014 to reflect a weighting of 20% for Consolidating Operating Income, 60% for Access Equipment segment Operating Income, and 20% for Access Equipment segment DNWCI.

For fiscal year 2014, following its review of an analysis that Towers Watson provided, the Committee made several changes to the companies in the ROIC peer group to re-balance the mix of companies in the peer group to reflect the company's declining defense sales and to generally increase the median size of companies in the comparator group. The ROIC peer group for fiscal year 2014 includes companies in the same three distinct Standard Industrial Classification (SIC) industry groupings as in fiscal year 2013: 25% Defense & Aerospace, 50% Construction/Farm Machinery and Heavy Trucks, and 25% Industrial Machinery, with annual revenues between $2 billion and $10 billion (approximately one-quarter to two times our annual revenue). The companies that were added met the revenue criteria the Committee established. As a result, the ROIC peer group for fiscal year 2014 is:

Return on Invested Capital
Comparator Group of Companies for Fiscal Year 2014

Industrial Machinery	Construction/Farm Machinery and Heavy Trucks	Defense & Aerospace
Dover Corp.	AGCO Corp.	Alliant Techsystems Inc.
Flowserve Corp.	Cummins Inc.	BE Aerospace Inc.
Harsco Corp.	EMCOR Group, Inc.	Curtiss-Wright Corp.
Lincoln Electric Holdings, Inc.	Granite Construction Incorporated	Excelis, Inc.
Parker-Hannifin Corp.	Joy Global Inc.	Huntington Ingalls Industries, Inc.
Pentair, Inc.	KBR, Inc.	Precision Castparts Corp.
SPX Corp.	Manitowoc Company, Inc. (The)	Rockwell Collins, Inc.
Stanley Black & Decker, Inc.	Martin Marietta Materials, Inc.	Spirit Aerosystems Holdings, Inc.
Timken Co. (The)	MasTec, Inc.	Textron, Inc.
Valmont Industries, Inc.	Meritor, Inc.	Triumph Group, Inc.
	Navistar International Group	
	PACCAR, Inc.	
	Terex Corp.	
	Titan International, Inc.	
	Trinity Industries, Inc.	
	Tutor Perini Corporation	
	URS Corporation	
	Vulcan Materials Company	
	WABCO Holdings Inc.	
	Westinghouse Air Brake Technologies Corporation	

Equity-Based Long-Term Incentive Awards

We also grant equity-based long-term incentive awards. We structure these awards so that executives receive equity-based compensation when long-term shareholder value is increased. We believe these awards help ensure that executives consider the interests of our shareholders when they make long-term strategic decisions. We granted three kinds of equity-based long-term incentive awards to the named executive officers in fiscal year 2013: stock options, performance share awards and restricted stock units. Each of these awards is subject to the terms of our 2009 Incentive Stock and Awards Plan.

The Committee believes these equity-based, long-term incentive awards are key components of our compensation program and that they are aligned to the growth targets in the MOVE strategy. The Committee designs them to encourage a focus on our long-term growth and performance as well as to encourage and facilitate ownership of our Common Stock by those executives from whom a commitment to shareholders is most important. In addition to motivating key executives, we believe equity-based awards have proven to be a valuable tool in hiring and retaining key executives so that they remain our employees over time, which we believe contributes to increased shareholder value. The Committee generally grants individual equity awards for executives on an annual basis at the September Board meeting prior to the start of our next fiscal year. The only exceptions to this timing for granting equity awards are in the event of a new hire, if an executive officer receives a promotion, or to address retention before the annual award process.

In making equity-based long-term incentive awards in September 2013, the Committee reviewed management's analysis of the Long-Term Compensation Data that Towers Watson provided, using an estimate of annual revenues for the current fiscal year and companies in the appropriate subset revenue range. The Long-Term Compensation Data identifies a competitive dollar value of long-term awards for each position between the 25th and 75th percentiles.

The Committee determined to make equity awards to named executive officers in fiscal year 2013 that the Committee generally targeted at approximately the 50th percentile of the Long-Term Compensation Data, which provides a significant incentive for executives to achieve our MOVE strategy goals and retention incentives for key executives. In determining actual grants, the Committee decided to deliver the value that the Committee targeted by awarding to each executive on average 30% in the form of stock options, 30% in the form of performance shares and 40% in the form of restricted stock units, which is different than the mix of awards in fiscal year 2012 which was 40% stock options, 20% performance shares and 40% restricted stock. The Committee increased the weighting of performance shares in the mix of awards in fiscal 2013 to be more competitive with market trends. The Committee valued stock options using estimated valuations under the Black-Scholes valuation model, performance shares using valuations under a Monte Carlo simulation model by a third-party provider and restricted stock units using fair market value of the Common Stock.

The charts below show, based on the base salary in effect at the close of fiscal year 2013, the target bonus for fiscal year 2013 and the target value of the long-term incentive compensation that the Committee awarded in fiscal year 2013, the mix of fiscal year 2013 compensation for our named executive officers that was "at risk" and how it compares to that of the competitive market at the 50th percentile as reflected in the compensation data that Towers Watson provided:


Oshkosh Top 5 Executive Officers
Szews/Jones/Sagehorn/Blankfield/Nerenhausen
21%
16%
63%
Base Salary
Annual Incentive
Long Term Incentives
Market 50th Percentile of
Competitive Market
21%
19%
60%
Base Salary
Annual Incentive
Long Term Incentives

While Mr. Szews did receive an equity-based long-term incentive award in fiscal 2013, Mr. Szews, at his request, did not receive an equity-based long-term incentive award in any of the prior three fiscal years so that we could provide retention awards to key executives and senior managers during a period of very difficult market conditions for the company. The Committee's decisions in past years to not grant Mr. Szews an equity-based long-term incentive award were in no way indicative of the Committee's view of his performance. As the chart below shows, Mr. Szews' receipt of an equity-based long-term incentive award in fiscal 2013 resulted in the alignment of Mr. Szews' total compensation with the 50th percentile of competitive pay based on the Towers Watson Long-Term Compensation Data.


CEO Compensation Comparison
$8
$7
$6
$5
$4
$3
$2
$1
$0
In Millions by Dollar Value
Long Term Incentives
Annual Incentive
Base Salary
Mr. Szews
50th Percentile Market Data

Stock Options

The Committee believes stock options are a valuable tool that ties a portion of the executives' compensation to stock price appreciation. Because participants realize value from stock options only when and to the extent that the price of our Common Stock on the date of exercise exceeds the exercise price of the option, there is a strong link between executive decision making and long-term shareholder value. The Committee also believes stock option grants enable us to attract highly skilled executives in the marketplace, which is essential to our long-term success. This form of compensation provides executives with a competitive compensation package and an opportunity to create wealth by becoming owners of our Common Stock.

Each stock option that the Committee granted in September 2013 permits executives, for a period of seven years, to purchase shares of our Common Stock at the exercise price that is equal to the closing price of our Common Stock on the date of the grant. The stock options that we granted in September 2013 vest in three equal annual installments beginning one year after the grant date.

Performance Share Awards

The Committee awarded performance shares to certain of our named executive officers in September 2013. Executives earn performance shares only if our total shareholder return, which is defined as stock price appreciation plus dividends, over three years compares favorably to a group of companies defined in the award terms for the performance shares. The final number of shares that an executive receives can range from zero to double the target for the award. Performance shares also support the Committee's objective of increasing executives' ownership interest in our company, but only if and to the extent that our total shareholder return reaches a specified level of performance relative to the other companies defined in the award terms for the performance shares.

Under these awards, executives realize value by receiving shares of our stock at the end of a three-year period based upon the number of target performance shares for an executive at the start of the period, provided that our total shareholder return reaches the specified level of relative performance.

An executive will earn shares under the performance shares award terms that the Committee approved in fiscal year 2013 if we achieve a total shareholder return that is at least equal to the 25th percentile of the total shareholder return that the group of companies comprising the Standard & Poor's MidCap 400 Index achieves over the three-year performance period. The Committee chose the Standard & Poor's MidCap 400 Index rather than a more targeted index because it reflects the Committee's view that there is a broad range of investment options available to shareholders.

The Committee modified the total shareholder return schedule for fiscal 2013 to better align the performance share award terms with competitive plan terms based on input and review by Towers Watson. The schedule below reflects the previous and updated percent of target performance shares that an executive could earn at the end of the three-year period based on our performance:

Previous Schedule 3 Year Total Shareholder Return Percentile	Updated Schedule to Align with Market 3 Year Total Shareholder Return Percentile	Percent of Target Shares Award Earned
Below 40th Percentile	Below 25th Percentile	0%
40th Percentile	25th Percentile	50%
60th Percentile	50th Percentile	100%
80th Percentile	75th Percentile	200%

The Committee believes the use of performance shares structured in this format will reward executives at competitive levels only if we achieve shareholder returns similar to or better than companies in the Standard & Poor's MidCap 400 Index. This also reinforces our pay for performance philosophy by providing target (100%) payout only if we achieve at least the 50th percentile, and up to a 200% maximum payout for performance at or above the 75th percentile, subject to a payout cap equal to 400% of the aggregate value of the number of shares that the participant would have received for total shareholder return performance at the 50th percentile determined based on our share price on the date of the award of performance shares. In addition to being performance based, the vesting of our performance shares on a cliff basis after three years of continuous employment also provides a retention incentive during the full three-year vesting period.

For performance share awards that we granted in fiscal 2010 relating to performance over fiscal years 2011, 2012 and 2013, total shareholder return for our stock was 65%, which resulted in a 110% payout for these awards based on the percentile ranking of the return for our stock relative to the group of companies comprising the Standard & Poor's MidCap 400 Index.

Restricted Stock Units

The Committee believes restricted stock or restricted stock units are valuable tools that tie a portion of the executive's compensation to stock price appreciation, and the vesting period helps our company retain the executive. Because participants realize more value to the extent that the price of our Common Stock on the vesting date is higher, there is a link between executive decision making and shareholder value. In fiscal 2013, the Committee awarded each named executive officer restricted stock units rather than restricted stock as it did in fiscal 2012. While the Committee believes restricted stock units and restricted stock are equally effective in incentivizing performance and retaining our named executive officers, the Committee determined that the tax consequences of restricted stock units are more favorable to our company and to recipients.

Each restricted stock unit grant that the Committee made in fiscal 2013 has a three-year vesting period with one-third vesting each year. In contrast to the terms of restricted stock grants that we made in fiscal year 2012, we added a provision to the grants in fiscal year 2013 that calls for vesting upon a qualified retirement to reflect more common competitive terms for such awards based on Towers Watson data. The restricted stock units fully vest, in general, if there is a qualified retirement. If the qualified retirement occurs prior to the first anniversary of the grant date of the restricted stock unit award, then only a pro-rata portion of the restricted stock units will vest. However, for Mr. Szews, who is currently eligible for early retirement, full vesting would occur upon his retirement.

Retirement Benefits

We have long offered a variety of plans that provide retirement benefits based on general competitive market trends. The retirement plans for the named executive officers include a 401(k) plan with company matching contributions, as well as an additional company contribution based on age and base salary, which we also provide to the salaried employees in our corporate office and certain business segments. We also offer non-qualified supplemental executive retirement plans that are only available to executives on the recommendation of the Chief Executive Officer and with Committee approval. See "Pension Benefits" for more information regarding our supplemental executive retirement plans and our pension plan. In September 2012, the Committee approved significant changes to our defined benefit pension plan, retiree health plan, and supplemental executive retirement plan that directly and adversely affected the named executive officers, which took effect on December 31, 2012. The primary objectives were to reduce the cash flow volatility associated with defined benefit plans and to reduce future expense obligations. The changes were as follows:

- The qualified non-contributory defined benefit plans for office employees were frozen, meaning that there are no further benefit accruals under those plans after December 31, 2012.
- The retiree health plan for office employees that provided coverage for employees retiring at age 55 or older was eliminated effective December 31, 2012, except for existing eligible employees who are at least age 55 with at least five years of service by December 31, 2012. This group of "grandfathered" employees has until December 31, 2013 to elect this benefit if they retire by this date. Mr. Szews is the only named executive officer eligible for this benefit.
- The non-qualified defined benefit supplemental executive retirement plan, which covers the named executive officers, was frozen, meaning that there are no further benefit accruals under that plan after December 31, 2012.

To still provide a competitive retirement benefit based on input from Towers Watson, we added the following retirement benefit plans effective January 1, 2013 as replacements for the frozen qualified defined benefit and non-qualified supplemental retirement plans:

- We implemented a qualified defined contribution retirement benefit plan effective January 1, 2013 under which we contribute a percentage of base salary for each participant up to Internal Revenue Code limits for such plans based on age. The contributions vary by business segment and employee groups. For the named executive officers, the contributions are as follows: under age 30, 3%; age 30 to 39, 4%; age 40 to 49, 5%; and age 50 and older, 6%.

- For the named executive officers and other executives who were eligible to participate in the frozen non-qualified defined benefit supplemental executive retirement plan, we implemented a non-qualified defined contribution supplemental executive retirement plan effective January 1, 2013 that provides a percentage of base salary and bonus based on age. The contributions are as follows: under age 45, 10%; age 45 to 50, 12.5%; and over age 50, 15%. No new participants are eligible to be added to this plan.
- For new executive officers, we implemented a restoration, non-qualified defined contribution plan effective January 1, 2013 that provides a percentage of base salary and bonus above the Internal Revenue Code retirement plan limits that apply to our company's broad-based defined contribution retirement plan. The contributions above the Internal Revenue Code limits are as follows: under age 30, 3%; age 30 to 39, 4%; age 40 to 49, 5%; and age 50 and older, 6%.

The change to the non-qualified executive supplemental retirement plan represented an average reduction in benefits of approximately 30% for the named executive officers and other executives currently eligible to participate in the frozen non-qualified defined benefit supplemental executive retirement plan as a group. The Committee made these decisions after reviewing an analysis by Towers Watson of trends relating to executive retirement plans that showed most companies with non-qualified defined benefit retirement plans were replacing them with non-qualified defined contribution retirement plans, existing participants in legacy plans typically received some level of grandfathered benefits, and new participants often receive restoration-type plans of the type that the Committee approved. We believe that these changes better aligned our retirement benefit practices with shareholder interests while continuing to provide senior executives a competitive level of retirement benefits.

Deferred Compensation

Our named executive officers are also eligible to participate in our Deferred Compensation Plan for Directors and Executive Officers, which is a non-qualified, unfunded retirement savings plan. This plan allows the deferral of base salary and annual cash incentive awards into either an investment program, which pays a guaranteed rate of return based on the prime interest rate plus 1%, or a share program, which mirrors the performance of our Common Stock during the relevant time period, including dividends. Executives may also defer restricted stock grants and performance shares under the Deferred Compensation Plan.

See "Nonqualified Deferred Compensation" for more information regarding our deferred compensation plans.

Certain Benefits

During fiscal year 2013, we provided limited additional personal benefits to certain executive officers. Mr. Szews' employment agreement requires him to have an annual physical examination at our expense, but Mr. Szews elected to pay personally for the cost of his annual physical in fiscal year 2013. In addition, our Board had approved Mr. Szews' service as a member of the board of directors of another company in recognition of the valuable professional development opportunities such service can provide Mr. Szews while serving as our Chief Executive Officer. During fiscal year 2013, Mr. Szews traveled to most of this board's meetings on our company aircraft to minimize travel time and to facilitate his service on that board.

We provided health and welfare benefit plans to all of our executives under the plans available to most of our employees. These included medical, dental, vision, life insurance, and short- and long-term disability coverage. All of our executives were eligible to receive an annual physical examination outside the normal health plan, and we reimbursed Messrs. Jones and Nerenhausen for the cost of such examinations in fiscal year 2013. In addition, we made a payment to each of Messrs. Jones and Nerenhausen in fiscal year 2013 to reimburse them for taxes they incurred relating to such physical examination and on that additional payment. Mr. Szews and other executives may also utilize the normal health plan for routine annual physicals as needed.

Also in fiscal year 2013, we made a payment to Mr. Jones to reimburse him for taxes he incurred for relocation-related costs in accordance with our relocation policies and on that additional payment. We also paid relocation-related costs for Mr. Nerenhausen in connection with his promotion to the position of Executive Vice President and President, Access Equipment segment in July 2013 and provided Mr. Nerenhausen the use of our corporate aircraft in connection with his relocation. In addition, we made a payment to Mr. Nerenhausen to reimburse him for taxes he incurred for relocation-related costs in accordance with our relocation policies and on that additional payment and to reimburse him for taxes he incurred as a result of his use of our corporate aircraft and on that additional payment.

Executive Employment and Severance Agreements and Other Agreements

Employment Agreement

The only named executive officer with whom we currently have an employment agreement is Mr. Szews. The other named executive officers have a severance agreement (See "Severance Agreements") under which certain benefits would become payable to the executive in the event of a change in control of our company and subsequent termination of the executive's employment. Mr. Szews also has a change in control severance agreement, and his employment agreement does not provide for benefits payable to him in the event of a change in control of our company.

We first entered into an employment agreement with Mr. Szews in 2007. We subsequently entered into an amended and restated employment agreement with Mr. Szews in 2008 and again on April 26, 2011 in connection with his appointment to the position of Chief Executive Officer. We have an employment agreement with Mr. Szews because he holds a critical position that is highly visible to the investment community and other outside constituents. Our loss of Mr. Szews would result in concerns among external parties and could lead to an adverse impact on our share price. Therefore, we want to retain his services and have protection in the form of various restrictive and protective covenants, such as an agreement not to compete with us for a certain time should he decide to terminate his employment with us.

The initial term of Mr. Szews' employment agreement expired on December 31, 2012. Following the expiration of the initial term, the term of the employment agreement automatically renews and extends annually for periods of one year unless either party gives notice of nonrenewal. However, the term of the employment agreement will not be automatically renewed and extended beyond the date on which Mr. Szews attains age 62. The employment agreement provides that Mr. Szews is entitled to a base salary of a specified amount and the right to participate in all employee benefit plans offered to our other senior executives. If we terminate Mr. Szews' employment without cause or Mr. Szews terminates his employment for good reason, then, provided that Mr. Szews executes a release of claims against us, Mr. Szews will generally be entitled to receive, in lieu of base salary and bonus for the remaining term of the employment agreement, severance pay in an amount determined pursuant to the terms of the employment agreement. If Mr. Szews is entitled to severance pay, then, for no additional consideration, Mr. Szews is obligated to make himself available to consult with and otherwise assist or provide general advice to our then Chief Executive Officer and to our Board of Directors as and at such times as they may reasonably request during the two-year period after the date of termination of Mr. Szews' employment. See "Potential Payments upon Termination or Change in Control" for more information regarding Mr. Szews' employment agreement and potential amounts that we may pay to Mr. Szews under the employment agreement.

Severance Agreements

We have severance agreements with Messrs. Szews, Sagehorn, Jones, Blankfield and Nerenhausen that we intend would provide each of them with reasonable compensation if their employment is terminated in certain defined circumstances, primarily following a change in control of our company. We entered into these agreements to provide the company with certain protections, specifically to retain key executives prior to or following a change in control and to ensure key executives keep in mind the best interests of shareholders when making decisions during a potential or actual change in control. The Committee administers the severance agreements and selects executive officers who are eligible for these agreements. In fiscal year 2009, the Committee determined that the company would not enter into any new severance agreement that provides for an Internal Revenue Code Section 280G tax gross up benefit. Although the Committee has since approved amendments to certain severance agreements that the company had entered into prior to the Committee's determination, the amendments that the Committee has approved with respect to those severance agreements that provide for a Section 280G tax gross up benefit have been only those necessary to cause such severance agreements to comply with Internal Revenue Code Section 409A.

Under the executive severance agreements, after a change in control of our company, if the executive's employment is terminated other than by reason of death, disability or for cause, then the executive is entitled to a cash termination payment of up to three times base salary and bonus (except for Messrs. Jones and Nerenhausen, who are entitled to two times base salary and bonus) and other benefits, including additional retirement benefits (except for Messrs. Jones and Nerenhausen), outplacement services, legal services and continuation of welfare benefits for up to three years (except for Messrs. Jones and Nerenhausen, who are entitled to up to two years of continuation of welfare benefits). Each executive is also entitled to a cash termination payment and other benefits if the executive terminates his employment for good reason, as defined in the severance agreements, after a change in control. The agreements also provide for a tax gross-up payment to Mr. Szews, Mr. Sagehorn or Mr. Blankfield if any payments in connection with the change in control are subject to the 20% excise tax imposed by the Internal Revenue Code for "excess parachute payments." The form of agreement to which Messrs. Jones and Nerenhausen are a party provides that, to the extent that payments to any of those executives under his agreement would be considered "excess parachute payments," the payments will be reduced to a point at which they are no longer considered excess parachute payments, or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. The Committee has approved severance agreements for other officers with terms that are not as favorable to those officers (among other things, by providing for a maximum of one times base salary and bonus for certain officers), and the Committee carefully selects the appropriate agreement for a given executive after considering market conditions and other relevant circumstances in each case.

See "Potential Payments upon Termination or Change in Control" for more information regarding these severance agreements and potential amounts that we may pay under them to our named executive officers.

Executive Incentive Compensation Recoupment Policy

In September 2011, the Committee adopted the Oshkosh Corporation Executive Incentive Compensation Recoupment Policy, which is also known as a "clawback policy." The policy applies to all non-equity incentive compensation and equity awards granted on or after September 30, 2011, and has been communicated to "covered executives," including our named executive officers. Under the policy, if we are required to prepare an accounting restatement relating to our publicly-reported consolidated financial statements due to our material noncompliance with financial reporting requirements under U.S. federal securities laws, then we will have the right, to the extent permitted by governing law, to take appropriate action to recoup all or part of any incentive award that we actually paid to a covered executive if the amount of money or number of shares paid to the executive was expressly based on the achievement of financial results that were subject to the restatement and the executive would have been paid a lower amount or number under the express terms of the incentive award based on the financial results after the restatement. The amount of non-equity incentive compensation to be recovered will be the excess of the amount actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the amount that would have been paid had the amount been calculated on the basis of the financial results giving effect to the restatement. The amount of any equity award to be recovered will be the excess of the number of shares of our Common Stock (or equivalent value) actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the number of shares (or equivalent value) that would have been paid had the number been calculated on the basis of the financial results giving effect to the restatement.

Stock Ownership Guidelines for Executive Officers

The Committee has adopted executive officer stock ownership guidelines that apply to executive officers to align these individuals' interests with those of shareholders with respect to improving our stock performance in the long term. The Committee last changed these guidelines on February 4, 2008 to increase stock ownership levels to the following levels:

Chief Executive Officer	Five Times Annual Base Salary
Chief Operating Officer	Four Times Annual Base Salary
Chief Financial Officer	Four Times Annual Base Salary
Executive Vice Presidents	Three Times Annual Base Salary

These guidelines set forth the Committee's recommendation that each named executive officer achieve the level of stock ownership set forth in these guidelines within five years of commencement of employment or promotion. Stock ownership includes stock that is not restricted in any way and the value of exercisable stock options for which the exercise price is less than the current market value of a share of our Common Stock, based upon the market price of our Common Stock, the exercise price and taxes that the officer would pay on exercise. Executives who do not meet the guidelines within the requisite timeframe will not receive approval to sell shares or to exercise options unless such executives reinvest the net proceeds in shares during any of our trading windows until they satisfy that stock ownership level. As of November 13, 2013, Mr. Szews, Mr. Sagehorn and Mr. Blankfield exceeded the stock ownership levels in these guidelines. Mr. Jones and Mr. Nerenhausen have not been in their current positions for five years.

Tax Treatment of Compensation

Section 162(m) of the Internal Revenue Code limits our income tax deduction for compensation paid in any taxable year to certain executive officers that exceeds $1,000,000 unless such compensation falls within certain exceptions. It is the policy of the Committee that we should use our best efforts to cause any compensation paid to executive officers in excess of this dollar limit to qualify for such exceptions and thereby continue to be deductible by us. In particular, we designed the 2009 Incentive Stock and Awards Plan to permit awards made under it to qualify for the Code's exception for "performance-based compensation." The Committee views the tax deductibility of executive compensation as one of the many factors to be considered in the context of its overall compensation objectives.

Conclusion

We believe our executive compensation programs position us to compete effectively when recruiting, selecting, and seeking to retain key executives. The Committee believes that executive retention is even more critical to keep this high-performing team in place to implement our MOVE strategy, particularly as alternative employment opportunities become more frequently available and our executives continue to be a prime target of certain executive search firms. We further believe that our recent retention-based and equity-based incentives will focus the interests of our executives to achieve our MOVE financial targets which we believe are in the best interests of our shareholders. We believe that these incentives will continue to retain and motivate our executives to create long-term shareholder value. In developing compensation plans for fiscal year 2014, the Committee considered the positive "say on pay" vote of our shareholders at our 2013 Annual Meeting of Shareholders. As a result and as we described in this Compensation Discussion and Analysis, the Committee kept in place for fiscal year 2014 many of the same executive compensation program components that it had disclosed to shareholders in our proxy statement for the 2013 Annual Meeting of Shareholders. However, the Committee did make certain changes to our executive compensation program for and during fiscal year fiscal 2013, such as the change to the mix among stock options, restricted stock units and performance shares that we awarded to our executive officers in fiscal year 2013 and the changes we made to our executive retirement plans that became effective in fiscal 2013, in each case as described in this Compensation Discussion and Analysis, that the Committee believes better align the interests of our executive officers with those of our shareholders and better incentivize our executive officers to successfully execute our important MOVE strategy.

Relation of Our Compensation Policies and Procedures to Risk Management

Our senior management conducted a comprehensive risk assessment of our compensation programs. Senior management considered each of our material compensation programs and evaluated the levels of risk-taking that each of those programs could potentially encourage. Management then presented this risk assessment to the Committee, which independently reviewed and evaluated the risk assessment. In conducting its review of management's risk assessment, the Committee considered in particular the following attributes and risk-mitigation features of our compensation programs:

- the use of comparative short-term and long-term compensation data from a preselected group of comparable companies to determine appropriate compensation benchmarks for our employees;
- the Committee's independent oversight and administration of many of our compensation programs;
- multiple corporate departments, including our Human Resources, Finance and Legal Departments, conducted internal reviews of our compensation programs;
- the Committee sets the awards following receipt of advice and industry benchmarking from Towers Watson, a nationally recognized compensation consultant;
- we have established maximum short-term and long-term compensation payouts for performance-based components of our compensation programs;
- our compensation programs maintain an appropriate balance between short-term and long-term incentive awards so that our employees have an incentive to enhance earnings, reduce debt and grow our business while ensuring that employees' interests are aligned with those of our shareholders;
- we determine compensation awards based on the satisfaction of clearly defined criteria that the Committee established based on its independent review and analysis of our financial performance goals and comparisons with other relevant companies;
- we have specifically designed our compensation programs to reflect our compensation philosophy of incentivizing employees to perform with shareholders' interests in mind, building a successful senior leadership team, retaining key employees, motivating our senior leaders to perform at their highest levels and balancing incentives for short-term results with long-term company performance;
- we limit the authority of senior management to enter into certain transactions that are inherently risky without Board approval, including certain hedging and foreign currency transactions over prescribed levels, acquisitions and divestitures and certain tax transactions, among others;
- we do not issue "mega grants" to any employees, we do not allow equity grant re-pricing and we limit annual awards within industry benchmarks;
- the shareholders approved the compensation of our named executive officers on an advisory basis in January 2013, and we have not materially changed or altered our programs since that time; and
- the Oshkosh Corporation Executive Incentive Compensation Recoupment Policy provides us the right to recoup all or part of any incentive award actually paid to a covered executive if we are required to prepare an accounting restatement relating to our publicly-reported consolidated financial statements.

As a result of the review of management's risk assessment that we describe above, the Committee determined that our compensation programs effectively create a proper balance between appropriate risk-taking and competitive compensation. Based on the Committee's determination, we believe our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company.

Summary Compensation Table

The table below summarizes for our last three fiscal years the compensation paid to or earned by our Chief Executive Officer, our Chief Financial Officer and our next three highest paid executive officers. We refer to such individuals in this Proxy Statement as our named executive officers. As we discuss more fully in the notes to the table, we calculated amounts for equity awards based on SEC rules. Therefore, the amounts shown are not necessarily actual amounts we paid to these officers or that these officers will receive in the future. We are not including information for Mr. Nerenhausen for prior years because Mr. Nerenhausen did not become a named executive officer until fiscal 2013.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)(5)(6)(7)	Total ($)
Charles L. Szews,	2013	1,021,924	—	3,503,031	1,500,289	1,937,417	583,558	421,209	8,967,428
Chief Executive Officer	2012	1,000,002	—	—	—	1,344,403	1,388,574	3,881	3,736,860
	2011	983,037	—	—	—	960,126	1,013,334	5,536	2,962,033
David M. Sagehorn,	2013	588,936	—	1,085,653	466,636	837,489	262,528	167,774	3,409,016
Executive Vice President	2012	573,259	—	1,620,000	728,100	463,031	367,032	6,933	3,758,355
and Chief Financial	2011	561,155	—	1,152,875	646,365	326,797	211,237	8,299	2,906,728
Officer									
Wilson R. Jones,	2013	593,270	—	1,226,372	526,322	844,283	(13,416)	206,568	3,383,399
President and Chief	2012	460,994	—	2,159,160	760,460	383,097	58,729	18,494	3,840,934
Operating Officer	2011	438,078	277,808	659,450	367,850	361,681	37,894	7,393	2,150,154
Bryan J. Blankfield,	2013	457,744	—	457,523	195,336	520,708	(6,929)	138,629	1,763,011
Executive Vice President,	2012	445,559	—	712,800	323,600	359,886	378,222	7,500	2,227,567
General Counsel and	2011	438,648	—	555,490	310,045	253,999	300,880	9,029	1,868,091
Secretary									
Frank R. Nerenhausen,	2013	408,770	—	457,523	195,336	491,366	(87,329)	243,637	1,709,303
Executive Vice President,									
President, Access									
Equipment									

(1) Mr. Jones received a bonus of $390,000 on June 18, 2010 in connection with his appointment as Executive Vice President and President of the Access Equipment segment. Mr. Jones earned his bonus pro rata over a twelve-month retention period, and the table reflects $277,808 of such bonus for fiscal 2011.

(2) As applicable SEC rules require, amounts in this column are based on the aggregate grant date fair value of awards to our named executive officers under our 2004 Incentive Stock and Awards Plan and our 2009 Incentive Stock and Awards Plan rather than actual amounts we paid to these officers or amounts that the officers actually realized or will realize as a result of these awards. We computed the aggregate grant date fair value of these awards in accordance with Fair Accounting

Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, *Stock Compensation*, which we refer to as FASB ASC Topic 718, except that, in compliance with SEC requirements, for awards that are subject to performance conditions, we reported the value at the grant date based upon the probable outcome of such conditions. We based the fair value of stock awards on the market price of the shares awarded on the date of grant (which considers the value of dividends that the holder of restricted shares is entitled to receive). We calculated the fair values of option awards using a Black-Scholes valuation model. Note 17 to our audited consolidated financial statements for the fiscal year ended September 30, 2013, which we included in our Annual Report on Form 10-K that we filed with the SEC on November 12, 2013, includes assumptions that we used in the calculation of these amounts. In fiscal 2013, we granted performance shares to certain of our named executive officers that vest at the end of the third fiscal year following the grant date. Our named executive officers earn shares under performance share awards only if our total shareholder return over the three year performance period compares favorably to that of a comparator group of companies. Potential payouts range from 0% to 200% of the target amounts for these awards. Amounts in this column relating to these performance share awards are the value at the grant date, consistent with the estimate of the aggregate compensation cost to be recognized over the service period in accordance with FASB ASC Topic 718, determined using a Monte Carlo simulation model. Assuming performance at the highest level, the aggregate values of the performance share awards during fiscal 2013 at the date of the grant for each of our named executive officers (based on the maximum number of shares that an officer could earn under an award and our stock price on the date of the grant) were as follows: (i) for Mr. Szews, $4,595,743; (ii) for Mr. Sagehorn, $1,424,633; (iii) for Mr. Jones, $1,609,220; (iv) for Mr. Blankfield, $601,091; and (v) for Mr. Nerenhausen, $601,091.

(3) The amounts in this column reflect the change in actuarial present value from the prior year of the named executive officer's benefits under our applicable retirement plans determined using the assumptions set forth in footnote (2) to the Pension Benefits Table below. As we discuss more fully elsewhere, we took action in fiscal year 2012, applicable to many salaried employees, to freeze benefits under both our qualified and non-qualified defined benefit plans effective December 31, 2012 and are now providing benefits to impacted employees under new, qualified and non-qualified defined contribution plans.

(4) We made contributions to Mr. Szews' 401(k) plan account totaling $15,027 in fiscal 2013.

(5) We paid relocation-related costs of $60,289 for Mr. Nerenhausen in connection with his promotion to the position of Executive Vice President and President, Access Equipment segment in July 2013. We also reimbursed Mr. Nerenhausen in fiscal 2013 for the cost of an annual physical examination outside our normal health plan and for the cost of his annual country club membership dues and provided Mr. Nerenhausen the use of our corporate aircraft in connection with his relocation.

(6) We made payments to Mr. Nerenhausen in fiscal 2013 totaling $55,328 to reimburse him for taxes he incurred in connection with the following and on those additional payments: relocation-related costs in accordance with our relocation policies; his use of our corporate aircraft in connection with his relocation; and an annual physical examination outside our normal health plan.

(7) The amounts shown in this column include benefits earned in fiscal 2013 under the Defined Contribution Executive Retirement Plan of $406,170 for Mr. Szews, $160,183 for Mr. Sagehorn, $193,958 for Mr. Jones, $129,867 for Mr. Blankfield and $99,940 for Mr. Nerenhausen.

Grants of Plan Based Awards

The table below sets forth information regarding all incentive plan awards that we granted to our named executive officers in fiscal 2013 under our 2009 Incentive Stock and Awards Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)(3)
Charles L. Szews	11/14/2012	515,001	1,030,001	2,060,002	—	—	—	—	—	—	—
	9/16/2013	—	—	—	13,700	27,400	54,800	42,300	55,300	47.33	5,003,320
David M. Sagehorn	11/14/2012	222,596	445,193	890,385	—	—	—	—	—	—	—
	9/16/2013	—	—	—	4,250	8,500	17,000	13,100	17,200	47.33	1,552,289
Wilson R. Jones	11/14/2012	225,000	450,001	900,002	—	—	—	—	—	—	—
	9/16/2013	—	—	—	4,800	9,600	19,200	14,800	19,400	47.33	1,752,694
Bryan J. Blankfield	11/14/2012	138,409	276,818	553,636	—	—	—	—	—	—	—
	9/16/2013	—	—	—	1,800	3,600	7,200	5,500	7,200	47.33	652,859
Frank R. Nerenhausen	11/14/2012	123,600	247,200	494,400	—	—	—	—	—	—	—
	9/16/2013	—	—	—	1,800	3,600	7,200	5,500	7,200	47.33	652,859

(1) The amounts shown represent the threshold, target and maximum awards that each of our named executive officers could have earned under our annual cash incentive plan for fiscal year 2013 as we describe more fully under "Compensation Discussion and Analysis — Annual Cash Incentive Awards." We include the amount of the annual cash incentive plan award that each of our named executive officers earned for fiscal year 2013 under these awards based on our actual performance for fiscal year 2013 in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 74.

(2) The amounts shown represent the threshold, target and maximum payouts under performance share awards that we awarded in fiscal year 2013 to the named executive officers under our 2009 Incentive Stock and Awards Plan as we describe more fully under "Compensation Discussion and Analysis — Equity-Based Long-Term Incentive Awards — Performance Share Awards." Achievement of the threshold amount requires total shareholder return at or above the 25th percentile as compared to total shareholder return of the group of companies comprising the Standard & Poor's MidCap 400 Index over a three year performance period. Payments are prorated for performance between the 25th and 75th percentiles. The awards are subject to a payout cap equal to 400% of the aggregate value of the number of shares that the participant would have received for total shareholder return performance at the 50th percentile determined based on our share price on the date of the award of performance shares. We pay the awards that executives earn in shares of our Common Stock on a one-for-one basis and include credit for any dividends our Board approves during the performance period. However, we do not pay dividends or dividend equivalents with respect to unearned performance share awards.

(3) The dollar amount shown includes the grant date fair value of the stock options that we granted in fiscal year 2013 calculated in accordance with FASB ASC Topic 718. Amounts relating to performance share awards are based on valuations under a Monte Carlo simulation.

Outstanding Equity Awards at September 30, 2013

The table below sets forth information on outstanding stock options and awards and unvested stock awards that our named executive officers held on September 30, 2013.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options — Exercisable (#)	Number of Securities Underlying Unexercised Options — Unexercisable (#)(1)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)(2)	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)(5)(6)
Charles L. Szews	34,000	—	—	28.27	10/14/14	42,300	2,071,854	13,700	671,026
	40,800	—	—	41.04	10/19/15				
	37,800	—	—	49.98	10/18/16				
	52,200	—	—	54.63	10/17/17				
	114,334	—	—	12.04	10/16/18				
	82,000	—	—	32.10	09/14/16				
	—	55,300	—	47.33	09/16/20				
David M. Sagehorn	3,000	—	—	28.27	10/14/14	36,434	1,784,537	109,250	5,351,065
	3,000	—	—	41.04	10/19/15				
	3,000	—	—	49.98	10/18/16				
	12,800	—	—	54.63	10/17/17				
	84,000	—	—	12.04	10/16/18				
	42,500	—	—	32.10	09/14/16				
	55,000	—	—	28.73	09/20/17				
	41,000	20,500	—	19.24	09/19/18				
	15,000	30,000	—	28.96	09/17/19				
	—	17,200	—	47.33	09/16/20				
Wilson R. Jones	2,000	—	—	49.98	10/18/16	56,967	2,790,244	86,800	4,251,464
	10,000	—	—	54.63	10/17/17				
	40,000	—	—	12.04	10/16/18				
	24,500	—	—	32.10	09/14/16				
	40,000	—	—	28.73	09/20/17				
	23,333	11,667	—	19.24	09/19/18				
	15,666	31,334	—	28.96	09/17/19				
	—	19,400	—	47.33	09/16/20				
Bryan J. Blankfield	24,800	—	—	41.04	10/19/15	16,168	791,909	49,800	2,439,204
	23,300	—	—	49.98	10/18/16				
	25,800	—	—	54.63	10/17/17				
	36,000	—	—	12.04	10/16/18				
	25,500	—	—	32.10	09/14/16				
	27,500	—	—	28.73	09/20/17				
	19,666	9,834	—	19.24	09/19/18				
	6,666	13,334	—	28.96	09/17/19				
	—	7,200	—	47.33	09/16/13				
Frank R. Nerenhausen	3,000	—	—	54.63	10/17/17	20,168	987,829	42,800	2,096,344
	11,000	—	—	12.04	10/16/18				
	13,000	—	—	32.10	09/14/16				
	20,000	—	—	28.73	09/20/17				
	13,333	6,667	—	19.24	09/19/18				
	6,666	13,334	—	28.96	09/17/19				
	—	7,200	—	47.33	09/16/13				

(1) All options that expire on October 14, 2014, October 19, 2015, October 18, 2016, October 17, 2017 and October 16, 2018 expire ten years and one month from the date of grant and vest

ratably over a three year period beginning with the first 33.3% vesting one year after the date of grant, the second 33.3% vesting two years after the date of grant and the final 33.4% vesting three years after the date of grant.

(2) All options that expire on or after September 14, 2016, other than those described in footnote 1 above, expire seven years from the date of grant and vest ratably over a three year period beginning with the first 33.3% vesting one year after the date of grant, the second 33.3% vesting two years after the date of grant and the final 33.4% vesting three years after the date of grant.

(3) The vesting dates for all restricted shares and restricted stock units that our named executive officers held at September 30, 2013 are as follows:

	Vesting Date	
Name	Date	No. of Shares or Units
Charles L. Szews	09/16/2014	14,100
	09/16/2015	14,100
	09/16/2016	14,100
David M. Sagehorn	09/16/2014	4,366
	09/17/2014	8,333
	09/19/2014	6,667
	09/16/2015	4,367
	09/17/2015	8,334
	09/16/2016	4,367
Wilson R. Jones	09/16/2014	4,933
	09/17/2014	9,000
	09/19/2014	4,167
	08/01/2015	20,000
	09/16/2015	4,933
	09/17/2015	9,000
	09/16/2016	4,934
Bryan J. Blankfield	09/16/2014	1,833
	09/17/2014	3,667
	09/19/2014	3,334
	09/16/2015	1,833
	09/17/2015	3,667
	09/16/2016	1,834
Frank R. Nerenhausen	09/16/2014	1,833
	09/17/2014	3,667
	09/19/2014	2,334
	08/01/2015	5,000
	09/16/2015	1,833
	09/17/2015	3,667
	09/16/2016	1,834

(4) We used the closing price of our Common Stock of $48.98 on September 30, 2013 to calculate the value of unvested shares.

(5) The vesting dates for all performance shares that our named executive officers held at September 30, 2013 are as follows:

Name	Vesting Date of Performance Shares		
	9/30/14	9/30/15	9/30/16
Charles L. Szews	—	—	13,700
David M. Sagehorn	55,000	50,000	4,250
Wilson R. Jones	30,000	52,000	4,800
Bryan J. Blankfield	26,000	22,000	1,800
Frank R. Nerenhausen	19,000	22,000	1,800

(6) The number and value of performance shares reflected in the above table assume performance at the maximum level except that, for the award that vests September 30, 2016, which was granted in September 2013, the number and value assume performance at the threshold level.

Option Exercises and Stock Vested Table

The table below shows a summary of the stock options that our named executive officers exercised during fiscal year 2013 and stock awards that vested for the named executive officers during fiscal year 2013.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Charles L. Szews	—	—	—	—
David M. Sagehorn	—	—	21,667	1,047,050
Wilson R. Jones	—	—	17,344	791,787
Bryan J. Blankfield	86,600	1,759,713	6,999	338,085
Frank R. Nerenhausen	—	—	7,666	367,064

(1) Reflects the amount calculated by multiplying the number of shares of restricted stock and performance shares vested by the market price of our Common Stock on the vesting date.

Pension Benefits

The table below sets forth the number of years of credited service and the present value of accumulated benefits and payments during fiscal year 2013 for (i) each of the named executive officers under the Oshkosh Corporation Retirement Plan and the Oshkosh Corporation Executive Retirement Plan.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Charles L. Szews	Retirement Plan	17	487,934	—
	Executive Retirement Plan	17	4,727,222	—
David M. Sagehorn	Retirement Plan	13	270,048	—
	Executive Retirement Plan	9	790,878	—
Wilson R. Jones	Retirement Plan	8	190,011	—
	Executive Retirement Plan	5	—	—
Bryan J. Blankfield	Retirement Plan	11	252,802	—
	Executive Retirement Plan	11	810,218	—
Frank R. Nerenhausen	Retirement Plan	27	366,110	—
	Executive Retirement Plan	3	—	—

(1) Years of credited service under the Retirement Plan are based on the executive working one thousand hours during the plan year (i.e., March 1 — February 28); however, years of credited service under the Executive Retirement Plan are based on completed years and months of employment with us, and vesting under the Executive Retirement Plan is based on completed years of employment as an executive officer. Participants do not accrue additional years of credited service under the Retirement Plan or the Executive Retirement Plan after December 31, 2012; however, vesting service continues under both plans.

(2) The actuarial values of the accumulated plan benefits for the Retirement Plan and the Executive Retirement Plan were calculated using the unit credit valuation method and the following assumptions, among others: that the participants retire at their first unreduced retirement age of 62; that the benefit calculation date is September 30, 2013, consistent with our accounting measurement date for financial statement reporting purposes; that the discount rate is 5.10%; that the post-retirement mortality assumption is based on the RP-2000 table and a 12-year projection; that final average pay is based on the current average pay without projection; that the form of payment is a single life annuity; and that the Retirement Plan benefit accrues ratably over the greater of 30 years or the participant's projected years of service at age 65 and the Executive Retirement Plan benefit accrues ratably over the first 20 years from the date of hire and becomes vested 20% per year from years 5 to 10 from the date the employee became an officer.

Oshkosh Corporation Retirement Plan — Under the Retirement Plan, a salaried employee is entitled to receive upon retirement at age 65 a monthly benefit equal to 50% of average monthly compensation less 45% of the primary social security benefit payable at age 65, reduced by 1/30th for each benefit accrual year of service less than 30, or certain actuarially equivalent benefits. Average monthly compensation is based on the average of the five highest consecutive years of earnings (excluding bonuses and subject to a maximum amount of compensation as established pursuant to IRS regulations) prior to the participant's normal retirement age or other date of termination. One thousand hours constitute a year of service. As of March 1, 1994, IRS regulations lowered the maximum amount of compensation allowed to be included in benefit calculations from $235,840 to $150,000. This amount was increased to $160,000 as of March 1, 1997, $170,000 as of January 1, 2000, $200,000 as of

January 1, 2002, $205,000 as of January 1, 2004, $210,000 as of January 1, 2005, $220,000 as of January 1, 2006, $225,000 as of January 1, 2007, $230,000 as of January 1, 2008, $245,000 as of January 1, 2009 and $250,000 as of January 1, 2012. Accrued benefits calculated as of February 28, 1994 at the higher limit have been grandfathered. An employee who has reached the age of 55 with a minimum of five years of service may retire and begin to receive the actuarial equivalent of his or her pension benefits. The pension benefits payable to an employee who retires at age 55 with a minimum of five years of service are equal to 50% of the pension benefits that would have been payable to such employee had he or she continued his or her employment with us until he or she reached age 65. The percentage increases for each year of continued service with us between the date on which the employee reaches age 55 and the date on which the employee reaches age 65. The spouse of an employee who would have been eligible for early retirement at death is entitled to a monthly benefit equivalent to 50% of the amount of the life annuity which would have been payable to a participant as of the participant's normal retirement age. Compensation that the Retirement Plan covers for the named executive officers generally corresponds with the base salary for each such individual, subject to the annual maximum. As of September 30, 2013, Mr. Szews was the only named executive officer eligible for retirement under the Retirement Plan. As we discuss more fully elsewhere, we took action in fiscal year 2012 to freeze benefits under the Retirement Plan effective December 31, 2012 and are now providing benefits to impacted employees under a new, qualified defined contribution plan.

Oshkosh Corporation Executive Retirement Plan — Under the Executive Retirement Plan, certain of our officers, including the named executive officers, are entitled to receive upon retirement a monthly benefit equal to 24% of their average monthly compensation at age 55 increasing to 40% of average monthly compensation at age 62, prorated if the executive has less than 20 years of service at retirement. This amount is reduced by the amount of any pension payable by us under the Retirement Plan, the annuity value of the executive's 401(k) plan match and 50% of the executive's social security benefit. Average monthly compensation is based on the average of the executive's compensation for the highest five years of pay in the last ten years of credited service with the highest five not required to be consecutive. Beginning October 1, 2004, the final average monthly compensation includes base and bonus pay. The executive's spouse is entitled to receive 50% of the Executive Retirement Plan benefit that would have been payable in the event of the executive's death. Compensation that the Executive Retirement Plan covers generally corresponds with base salary and earned bonus compensation. As of September 30, 2013, Mr. Szews was the only named executive officer eligible for early retirement under the Executive Retirement Plan. As we discuss more fully elsewhere, we took action in fiscal year 2012 to freeze benefits under the Executive Retirement Plan effective December 31, 2012 and are now providing benefits to impacted employees under a new, non-qualified defined contribution plan.

Non-Qualified Deferred Compensation

The following table sets forth certain information with respect to amounts earned during fiscal 2013 under the Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers, or the Deferred Compensation Plan and the Oshkosh Corporation Defined Contribution Executive Retirement Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(3)
Charles L. Szews	—	406,170	—	—	406,170
David M. Sagehorn	—	160,183	—	—	160,183
Wilson R. Jones	—	193,958	—	—	193,958
Bryan J. Blankfield	—	129,867	21,837	—	179,500
Frank R. Nerenhausen	—	99,940	—	—	99,940

(1) The amounts shown in this column represent benefits earned under the Defined Contribution Executive Retirement Plan. The amounts shown are also included in the "All Other Compensation" column in the Summary Compensation Table.

(2) Mr. Blankfield's Deferred Compensation Plan account is comprised entirely of units the value of which is equal to the value of shares of our Common Stock. The aggregate earnings reported in the table above reflect the increase in the price per share of our Common Stock from October 1, 2012 to September 30, 2013 and are not reported as compensation in fiscal year 2013 in the Summary Compensation Table.

(3) The amount shown in this column for Mr. Blankfield includes $30,000 of employee contributions for Mr. Blankfield that would have been reported as compensation to Mr. Blankfield in the Summary Compensation Table for the year in which such amount was earned and deferred if Mr. Blankfield had been a named executive officer in such year.

Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers — Under the Deferred Compensation Plan, each participating named executive officer may defer up to 65% of the executive officer's base salary for the plan year, up to 85% of the executive officer's annual incentive compensation payable in the plan year for services and performance during the preceding plan year, and up to 100% of any share-based long-term incentives.

An executive participating in the Deferred Compensation Plan may elect to have his deferrals credited to a fixed-income investment account or in a stock account. Deferrals credited to a fixed-income investment account earn interest at the prime rate as published in *The Wall Street Journal* on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in our Common Stock. Any dividends earned on our Common Stock are reinvested in each executive's stock account.

Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the executive. Payments generally initiate upon the executive's separation from service with us. However, in the event of a change in control of our company, as defined in the Deferred Compensation Plan, we will pay out the accounts of all executives in a single lump sum cash payment.

Oshkosh Corporation Defined Contribution Executive Retirement Plan — Under our non-qualified Defined Contribution Executive Retirement Plan, certain of our officers, including the named executive officers, are entitled to receive upon separation from service cash distributions of either a single lump sum payment or annual installments over a period of two to ten years, as elected by the participant, equal to the vested balance of the participant's account. A participant's account balance is equal to the sum of annual benefit credits made to the participant's account, adjusted for returns based on the hypothetical investment experience of the investment option selected by the participant.

For any participant who was a participant in our Executive Retirement Plan on December 31, 2012, the annual benefit credits are equal to a percentage of the participant's annual compensation defined as annual base pay and bonus. The percentage of compensation earned is 10% for such participants age 44 or below; 12.5% for participants age 45 to 50; and 15% for participants age 51 or above. Such participants who were less than age 60 or had two or more years of service as an officer on December 31, 2012 vest in their plan benefits over a ten year period of service as an officer, with 20% vesting after year six and additional 20% increments of vesting each year thereafter until fully vested following ten years of officer service. Such participants who were age 60 or older and had less than two years of officer service on December 31, 2012 vest in their plan benefits over a six year period, with an incremental 20% vesting each year beginning with two years of officer service.

For participants who were not participants in our Executive Retirement Plan on December 31, 2012, the annual benefit credit is equal to the excess of the employer non-elective contribution under our tax-qualified Oshkosh Corporation and Affiliates Tax Deferred Investment Plan that would have been made for the applicable year without giving effect to the limitations imposed by Section 401(a)(17) or Section 415 of the Internal Revenue Code over the amount of the contribution actually made. The vesting of accrued benefits for these participants is 100% after three years of officer service.

All participants' accumulated benefits increase or decrease based on the hypothetical investment experience of the investment option selected by the participant. Available hypothetical investment options are generally the same as the investment options available under our tax-qualified defined contribution retirement plan.

Potential Payments Upon Termination Or Change In Control

The following tables disclose potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled to upon a termination of employment or a change in control of our company. We list the estimated amount of compensation payable to each of our named executive officers in each situation in the tables below assuming that the termination and/or change in control of our company occurred at September 30, 2013 and that our Common Stock had a value per share of $48.98, which was the closing market price for our Common Stock on September 30, 2013. The actual amount of payments and benefits can only be determined at the time of such a termination or change in control, and therefore the actual amounts would vary from the estimated amounts in the tables below. Descriptions of the circumstances that would trigger payments or benefits to our named executive officers, how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements and plans, as well as other material assumptions that we have made in calculating the estimated compensation, follow these tables.

However, refer to the Pension Benefits table above for the present value of amounts that our named executive officers would receive upon retirement absent a change in control of our company.

Charles L. Szews	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts						
Cash Termination Payment				4,326,968		7,123,212
Continued Life, Hospitalization, Medical and Dental Insurance Coverage				44,188		69,648
Outplacement Services						154,500
Legal and Accounting Advisor Services						10,000
Unvested Stock Options	91,245	91,245	91,245		91,245	91,245
Unvested Performance Shares						
Unvested Restricted Stock and Restricted Stock Units	2,071,854	2,071,854	2,071,854		2,071,854	2,071,854
Unearned Annual Cash Incentive Awards					1,030,000	1,030,000
Unvested Retirement Benefits						—
Additional Retirement Benefits						202,153
Excise Tax Gross Up Payment						3,358,948
Total Pre-tax Benefit	2,163,099	2,163,099	2,163,099	4,371,156	3,193,099	14,111,560

David M. Sagehorn	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible			
Cash Termination Payment				1,187,180		3,454,782
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						71,491
Outplacement Services						89,039
Legal and Accounting Advisor Services						10,000
Unvested Stock Options	1,238,650	1,238,650			1,238,650	1,238,650
Unvested Performance Shares	2,612,267	2,612,267			5,142,900	5,142,900
Unvested Restricted Stock and Restricted Stock Units	1,784,537	1,784,537			1,784,537	1,784,537
Unearned Annual Cash Incentive Awards					445,193	445,193
Unvested Retirement Benefits					247,978	247,978
Additional Retirement Benefits						496,121
Excise Tax Gross Up Payment						4,246,563
Total Pre-tax Benefit	5,635,454	5,635,454		1,187,180	8,859,258	17,227,254

Wilson R. Jones	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible			
Cash Termination Payment				1,200,000		1,966,196
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						44,188
Outplacement Services						90,000
Legal and Accounting Advisor Services						5,000
Unvested Stock Options	1,006,294	1,006,294			1,006,294	1,006,294
Unvested Performance Shares	1,828,587	1,828,587			4,016,360	4,016,360
Unvested Restricted Stock and Restricted Stock Units	2,790,244	2,790,244			2,790,244	2,790,244
Unearned Annual Cash Incentive Awards					450,001	450,001
Unvested Retirement Benefits					709,459	709,459
Additional Retirement Benefits						—
Excise Tax Gross Up Payment						—
Total Pre-tax Benefit	5,625,125	5,625,125		1,200,000	8,972,358	11,077,742

Bryan J. Blankfield	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible			
Cash Termination Payment				922,726		2,918,943
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						69,648
Outplacement Services						69,205
Legal and Accounting Advisor Services						10,000
Unvested Stock Options	571,290	571,290			571,290	571,290
Unvested Performance Shares	1,208,173	1,208,173			2,351,040	2,351,040
Unvested Restricted Stock and Restricted Stock Units	791,909	791,909			791,909	791,909
Unearned Annual Cash Incentive Awards					276,818	276,818
Unvested Retirement Benefits						—
Additional Retirement Benefits						417,706
Excise Tax Gross Up Payment						2,639,775
Total Pre-tax Benefit	2,571,372	2,571,372		922,726	3,991,057	10,116,334

Frank R. Nerenhausen	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible			
Cash Termination Payment				824,000		1,453,972
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						44,690
Outplacement Services						61,000
Legal and Accounting Advisor Services						5,000
Unvested Stock Options	477,103	477,103			477,103	477,103
Unvested Performance Shares	979,600	979,600			2,008,180	2,008,180
Unvested Restricted Stock and Restricted Stock Units	987,829	987,829			987,829	987,829
Unearned Annual Cash Incentive Awards					247,200	247,200
Unvested Retirement Benefits					687,807	687,807
Additional Retirement Benefits						—
Excise Tax Gross Up Payment						—
Total Pre-tax Benefit	2,444,532	2,444,532		824,000	4,408,119	5,972,781

Key Executive Employment and Severance Agreements — We currently have in effect Key Executive Employment and Severance Agreements, or KEESAs, with our executive officers, including each of our named executive officers. Under the KEESAs, after a change in control of our company, if the executive's employment is terminated, other than by reason of death, disability or for cause, then the executive is entitled to a cash termination payment and other benefits. The executive is also entitled to a cash termination payment and other benefits if, after the change in control of our company, the executive terminates his employment for good reason. The termination payment will be equal to the sum of the executive's annual salary in effect at the change in control (or any subsequent higher salary) plus the highest annual bonus award paid during the three years before the change in control, multiplied by the number of years remaining in the employment period (up to three but not less than one for Messrs. Szews, Sagehorn and Blankfield, and up to two, but not less than one, for Messrs. Jones and Nerenhausen). The amounts in the tables assume the maximum three years, for Messrs. Szews, Sagehorn and Blankfield, or two years, for Messrs. Jones and Nerenhausen, remaining in the employment period. If Mr. Szews, Mr. Sagehorn or Mr. Blankfield is entitled to a cash termination payment, then the executive also is entitled to (i) additional retirement benefits equal to the difference between the amount he would actually be entitled to receive on retirement and the amount to which he would have been entitled to receive had he continued to work until the earlier of age 65 or the number of years remaining in the employment period (up to three) and (ii) the difference between the unreduced social security benefit payable to the executive if his employment continued until his unreduced social security age and the actual social security benefit payable to the executive at the end of the employment period. This payment ceases at the executive's unreduced social security age. In addition, the KEESAs provide for outplacement services and continuation of life and disability insurance for up to three years, for Messrs. Szews, Sagehorn and Blankfield, or two years, for Messrs. Jones and Nerenhausen, hospitalization, medical and dental coverage and other welfare benefits as in effect at the termination. The KEESAs for Messrs. Szews, Sagehorn and Blankfield provide that if the payments under the agreement are an "excess parachute payment" for purposes of the Internal Revenue Code, then we will pay the executive the amount necessary to offset the 20% excise tax that the Internal Revenue Code imposes and any additional taxes on this payment. To the extent that payments to Messrs. Jones and Nerenhausen under their agreements would be considered "excess parachute payments," the payments will be reduced to a point at which they are no longer considered excess parachute payments, or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to him. In fiscal 2008, we revised the terms of the KEESAs with the purpose of ensuring that payments under the agreement are not "income includible under Section 409A" for purposes of the Internal Revenue Code. However, if for some reason payments under the agreement are nonetheless "income includible under Section 409A," then we can be obligated to pay the executive the 20% additional income tax that Internal Revenue Code Section 409A imposes and interest and any additional taxes on this payment.

In consideration of the KEESA benefits, each executive officer party to a KEESA agrees not to compete with us for a period of 18 months after the executive officer leaves us and to keep in confidence any proprietary information or confidential information for a period of 18 months after the executive officer leaves us. Our Board of Directors can waive both of these conditions.

Under the KEESAs, there is a "change in control" if:

- any person is or becomes the beneficial owner of securities representing 25% or more of our outstanding Common Stock;
- there is a change in the composition of our Board of Directors that at least two-thirds of the existing directors have not approved;
- a merger, consolidation or share exchange with any other corporation (or the issuance of voting securities in connection with a merger, consolidation or share exchange) is consummated in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or
- our shareholders approve a plan of complete liquidation or dissolution or a sale or disposition by us of all or substantially all of our assets is consummated.

Under the KEESAs, the term "cause" generally means:

- committing any act of fraud, embezzlement or theft in connection with the executive's duties as an executive officer;
- continuing, willful and unreasonable refusal by an executive to perform duties or responsibilities;
- willfully engaging in illegal conduct or gross misconduct that causes us demonstrable and serious financial injury;
- willfully disclosing our trade secrets or confidential information; or
- engaging in competition with us that our Board of Directors determines to be materially harmful to us.

Under the KEESAs, the term "good reason" generally means:

- a breach of the agreement by us;
- any reduction in an executive's base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits;
- a material adverse change in the executive's working conditions or status with us from such working conditions or status in effect during the 180-day period prior to the change in control, including but not limited to a significant change in the nature or scope of his authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy promptly after receipt of notice thereof;
- relocation of the executive's principal place of employment to a location more than 50 miles from the executive's principal place of employment during the 180-day period prior to the change in control;
- we require the executive to travel on business to a materially greater extent than was required during the 180-day period prior to the change in control;
- our failure to cause a successor to assume an executive's agreement; or
- the executive's employment is terminated after a change in control without delivering proper notice of termination.

Stock Option Agreements — We have granted stock option awards to our named executive officers under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan, and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Each plan contains provisions that apply upon a termination of an executive or a change in control of our company.

Oshkosh Corporation 2004 Incentive Stock and Awards Plan

Under this plan and the related award agreements, if the executive's employment terminates by reason of the executive's death, disability or retirement, then the option award will become fully vested and will remain exercisable by the executive or his beneficiary for a period of one year after the date of the executive's death or disability or one to three years after the date of the executive's retirement. Effective upon a change in control of our company, the option award will fully vest and will immediately become exercisable, and the executive holding the option award will have the right to receive, in exchange for surrender of each option, an amount of cash equal to the excess, if any, of the fair market value of a share of our Common Stock as determined on the date of exercise over the exercise price of the option. "Change in control" in this plan is defined in the same manner as under the KEESAs.

Oshkosh Corporation 2009 Incentive Stock and Awards Plan

Under this plan and the related award agreements, if the executive's employment terminates by reason of the executive's death, disability or retirement, then the option award will become fully vested and will remain exercisable by the executive or his beneficiary for a period of one year after the date of the executive's death or disability or three years after the date of the executive's retirement. Effective upon a change in control of our company, the option award will fully vest and will immediately become exercisable, and the executive holding the option award will have the right to receive, in exchange for surrender of each option, an amount of cash equal to the excess, if any, of the fair market value of a share of our Common Stock as determined on the date of exercise over the exercise price of the option as stated on the date the option was awarded. "Change in control" in this plan is defined in the same manner as under the KEESAs.

The amounts in the tables above include the value attributable to unvested stock options that our named executive officers held valued at the amount by which the closing price of our Common Stock on September 30, 2013 exceeds the exercise price of the unvested options.

Performance Share Awards — We have granted performance share awards to our named executive officers under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under these plans and the related award terms, if the executive's employment terminates by reason of the executive's death, disability or retirement after the tenth trading day of the performance period in respect of an award, then the executive will receive a proportionate number of the shares of our Common Stock that the executive would have received had the performance period ended on the date of termination based on the number of days that have elapsed in the performance period prior to the date of termination. If we cease to employ the executive for any reason other than death, disability or retirement, then the executive will forfeit any rights with respect to an award of performance shares. Pursuant to the award terms, effective upon a change in control of our company that occurs during the performance period in respect of an award, the executive will be fully vested in the number of shares of our Common Stock calculated as if the performance period ended on the date of the change in control. The amounts reflected in the tables above relating to performance share awards that we granted in fiscal year 2011 and fiscal year 2012 reflect a payment amount equal to 200% of the target performance share awards based on our achievement of total shareholder return at the maximum performance level under these awards calculated as of September 30, 2013. Amounts are not shown for performance awards that we granted in fiscal year 2013 because the performance period for those awards does not begin to run until the beginning of fiscal year 2014.

Restricted Stock — We have granted restricted stock awards to our named executive officers under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under this plan and the related award agreements, if the executive's employment terminates by reason of the executive's death, disability or, for awards granted prior to September 2011, retirement, then any shares of restricted stock that are not vested will become fully vested at the time the executive's employment is terminated as a result of death, disability or retirement. For awards granted in September 2011 and thereafter, restricted stock does not fully vest at the time the executive's employment is terminated as a result of retirement. No named executive officer, other than Mr. Szews, was eligible for retirement for purposes of these awards at September 30, 2013. If we cease to employ the executive for any reason other than death, disability or, in certain cases, retirement, then any shares of restricted stock held by the executive that are not vested on the date of such termination will be immediately forfeited. Effective upon a change in control of our company, any shares of restricted stock that have not vested will vest and the executive will have the right to receive, in exchange for surrender of such shares of restricted stock, an amount of cash equal to the greater of (i) the fair market value of a share of our stock as determined on the date of the change in control, (ii) the highest per share price paid in the change in control transaction or (iii) the fair market value of a share calculated on the date of surrender.

Restricted Stock Units — We have granted restricted stock unit awards to our named executive officers under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under this plan and the related award agreements, if the executive's employment terminates by reason of the executive's death or disability, then any restricted stock units that are not vested will become fully vested at the time the executive's employment is terminated as a result of death or disability. The restricted stock units also fully vest if the executive's employment is terminated as a result of a qualified retirement, except that, for our named executive officers other than Mr. Szews, if the qualified retirement occurs prior to the first anniversary of the grant date of the restricted stock unit award, then only a pro-rata portion of the restricted stock units will vest. We define qualified retirement as a retirement at a time when the executive is at least 55 years of age and the executive's age, when added to his or her years of service with our company, equals or exceeds 70. No named executive officer, other than Mr. Szews, was eligible for a qualified retirement at September 30, 2013. If we cease to employ the executive for any reason other than death, disability or a qualified retirement, then any restricted stock units held by the executive that are not vested on the date of such termination will be immediately forfeited. Effective upon a change in control of our company, any restricted stock units that have not vested will vest and the executive will have the right to receive, in exchange for surrender of such restricted stock units, shares or an amount of cash equal to the greater of (i) the fair market value of a share of our stock as determined on the date of the change in control, (ii) the highest per share price paid in the change in control transaction or (iii) in certain change in control transactions, the fair market value of a share calculated on the date of surrender.

Oshkosh Corporation Executive Retirement Plan — Upon a change in control of our company, executives participating in our Executive Retirement Plan are credited with up to an additional three years of service (except for Messrs. Jones and Nerenhausen) and this benefit is vested without regard to the normal vesting schedule under the plan. Furthermore, if the executive's employment is terminated for any reason following the change in control, the executive will be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive's earned and vested benefits under the Executive Retirement Plan through December 31, 2004, within 60 days after the termination of the executive's employment. "Change in control" is defined in the same manner as under the KEESAs for this purpose. The executive will also be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive's earned and vested benefits under the Executive Retirement Plan for the period commencing January 1, 2005, within 60 days of the change in control. "Change in control" has a specified meaning for this purpose as defined in the Executive Retirement Plan.

Defined Contribution Executive Retirement Plan — Under the Oshkosh Corporation Defined Contribution Executive Retirement Plan, upon a change in control of our company, all participants then employed will become fully vested in their accounts. Following the change in control, any participant who is terminated will be entitled to receive an immediate single sum distribution of his or her account balance within 60 days.

Annual Cash Incentive Awards — Under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, upon a change in control of our company, for any annual cash incentive award that a named executive officer has not earned by the time of the change in control, the named executive officer is entitled to receive a proportionate amount of the executive's annual cash incentive target award opportunity, based on the number of whole months that have elapsed in the fiscal year prior to the change in control. For each named executive officer, the amounts we disclose as "Unearned Annual Cash Incentive Awards" in the tables above assume that the change in control occurred prior to the end of the fiscal year and, therefore, the named executive officers did not yet earn their annual cash incentive awards, but the amounts do reflect the full target award opportunity for such executive for fiscal 2013 rather than only a proportionate amount. The Summary Compensation Table reflects the actual amount of the annual cash incentive award that each named executive officer earned for fiscal 2013. A named executive officer would not be entitled to receive both the amount in the tables above and the amount in the Summary Compensation Table.

For purposes of determining the amount of any excise tax that the Internal Revenue Code may impose as a result of our payment of an executive's annual cash incentive target award opportunity upon a change in control of our company (and to enable us to estimate any excise tax gross-up payment that we would have to pay to Mr. Szews, Mr. Sagehorn or Mr. Blankfield), we assume that the executive has earned the entire amount of the award as of September 30, 2013, the assumed date of the change in control.

Deferred Compensation Plans — A termination of an executive officer or a change in control of our company would not impact the amounts payable to our named executive officers under the Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers.

Executive Employment Agreements

Mr. Szews' Employment Agreement

We entered into an employment agreement with Mr. Szews on March 20, 2007 and amended the agreement in 2008 to bring the agreement in compliance with the requirements of Internal Revenue Code Section 409A. We amended the agreement again on April 26, 2011 in connection with Mr. Szews' appointment as Chief Executive Officer. The initial term of Mr. Szews' employment agreement expired on December 31, 2012. Following the expiration of the initial term, the term of the employment agreement automatically renews and extends annually for periods of one year unless either party gives notice of nonrenewal. However, the term of the employment agreement will not be automatically renewed and extended beyond the date on which Mr. Szews attains age 62. Under the employment agreement, as amended, we have the right to terminate Mr. Szews' employment at any time. If we terminate Mr. Szews' employment without cause or Mr. Szews terminates his employment for good reason, then, provided that Mr. Szews executes a release of claims against us, Mr. Szews will generally be entitled to receive as severance pay, in lieu of base salary and bonus for the remaining term of the employment agreement, an amount equal to the sum of (i) the product of two times the sum of (A) Mr. Szews' then current base salary, plus (B) a representative annual bonus amount for Mr. Szews, plus (ii) if Mr. Szews will not receive a bonus with respect to the fiscal year in which such termination occurs under the bonus plan then in effect solely as a result of the termination of Mr. Szews' employment, a pro rata bonus for the fiscal year in which the termination occurs in an amount based upon the bonus (if any) that Mr. Szews would have received had he remained employed through the entire fiscal year. If Mr. Szews is entitled to severance pay, then, for no additional consideration, Mr. Szews is obligated to make himself available to consult with and otherwise assist or provide general advice to our then Chief Executive Officer and to our Board of Directors as and at such times as they may reasonably request during the two-year period after the date of termination of Mr. Szews' employment.

In consideration of the benefits provided to Mr. Szews in his employment agreement, Mr. Szews entered into a confidentiality and loyalty agreement with us whereby he agrees not to compete with us for a period of 18 months after the termination of his employment and to keep in confidence any proprietary information or confidential information for a period of two years after the termination of his employment. In this agreement, Mr. Szews also agrees not to solicit our employees and to notify us before accepting employment with a competitor of ours for a period of 18 months after the termination of his employment.

Under Mr. Szews' employment agreement, "cause" is defined as follows:

- engaging in misconduct that is substantially injurious to us;
- engaging in any willful act or omission that materially injures our reputation, business or prospects;
- being convicted of a felony;
- consenting to an order of the SEC for a violation of the federal securities laws;
- failing to perform material duties in a competent and efficient manner which failure is not due to illness or disability;
- being made subject to a petition under the federal bankruptcy laws or any state insolvency law or having a receiver appointed;
- failing to file timely federal or state income tax returns and to pay related taxes;
- being involved in the commission of an impropriety involving our financial statements;
- committing material violations of our codes of conduct; or
- materially breaching obligations under the confidentiality and loyalty agreement.

Under Mr. Szews' employment agreement, the term "good reason" means any substantial breach by us of the employment agreement that is not remedied by us promptly after receipt of notice thereof from Mr. Szews.

Director Compensation

The table below summarizes the compensation paid to or earned by our non-employee directors during fiscal 2013.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Richard M. Donnelly	244,500	128,992	6,186	—	379,678
Michael W. Grebe (5)	65,875	128,992	—	—	194,867
Peter B. Hamilton	122,031	128,992	—	—	251,023
Kathleen J. Hempel	107,781	128,992	—	—	236,773
Leslie F. Kenne	108,292	128,992	—	—	237,284
Harvey N. Medvin (5)	32,833	—	—	—	32,833
J. Peter Mosling, Jr. (5)	65,667	128,992	—	—	194,659
Stephen D. Newlin (5)	67,719	128,992	—	—	196,711
Craig P. Omtvedt	113,500	128,992	—	—	242,492
Duncan J. Palmer	98,500	128,992	—	—	227,492
John S. Shiely	96,448	128,992	—	—	225,440
Richard G. Sim	98,500	128,992	—	—	227,492
William S. Wallace	98,500	128,992	—	—	227,492

(1) Mr. Szews, who serves as both a director and as our Chief Executive Officer, received no additional compensation for his service on our Board of Directors and is not included in this table. The compensation Mr. Szews received as our Chief Executive Officer during and for fiscal 2013 is shown in the Summary Compensation Table on page 74.

(2) As applicable SEC rules require, amounts in this column are based on the aggregate grant date fair value of awards to our directors under our 2009 Incentive Stock and Awards Plan rather than actual amounts we paid to these directors or amounts that the directors actually realized or will realize as a result of these awards. We computed the aggregate grant date fair value of these awards in accordance with FASB ASC Topic 718. We based the fair value of stock awards on the market price of the shares awarded on the date of grant (which considers the value of dividends that the holder of restricted shares is entitled to receive).

(3) The table below sets forth the aggregate number of unvested restricted stock awards and the aggregate number of stock option awards of each of our non-employee directors outstanding at September 30, 2013.

Name	Aggregate Number of Outstanding Restricted Stock Awards (#)	Aggregate Number of Outstanding Stock Option Awards (#)
Richard M. Donnelly	—	29,050
Michael W. Grebe	—	18,250
Peter B. Hamilton	—	1,500
Kathleen J. Hempel	—	29,050
Leslie F. Kenne	—	3,075
Harvey N. Medvin	—	15,200
J. Peter Mosling, Jr.	—	29,050
Stephen D. Newlin	—	—
Craig P. Omtvedt	—	9,350
Duncan J. Palmer	—	1,500
John S. Shiely	—	—
Richard G. Sim	—	18,250
William S. Wallace	—	2,500

(4) The amounts in this column represent above-market interest on non-qualified deferred compensation computed on a quarter by quarter basis. The above-market interest rate is the percentage amount by which the interest rate earned on deferred compensation in fiscal 2013 exceeded 120% of the applicable federal long-term interest rate, with compounding, at the time the interest rate was set. The interest rate earned on deferred compensation for the first, second, third and fourth quarters of fiscal 2013 was 4.25%. For the same periods, 120% of the applicable long-term interest rate was 2.86%, 3.16%, 2.93% and 3.88%, respectively.

(5) Messrs. Grebe and Mosling retired from our Board of Directors effective May 31, 2013. Mr. Medvin retired from our Board of Directors at our 2013 Annual Meeting of Shareholders held on January 29, 2013. Our shareholders elected Mr. Newlin to our Board of Directors at our 2013 Annual Meeting of Shareholders.

Retainer and Meeting Fees

Each non-employee director, other than Mr. Donnelly, is entitled to receive an annual retainer of $85,000. Mr. Donnelly is entitled to receive an additional annual retainer of $150,000 in recognition of his position as Chairman of the Board. The Chairpersons of the Audit Committee and the Human Resources Committee receive an additional annual retainer of $15,000 and the Chairperson of the Governance Committee receives an additional annual retainer of $10,000. Committee members receive an additional fee of $13,500 per calendar year for each Committee on which they serve. Additionally, we reimburse directors for reasonable travel and related expenses that they incur in attending Board and Board committee meetings as well as continuing education programs.

Restricted Stock Awards

We generally grant shares of restricted stock to our non-employee directors at the meeting of our Board held on the date of our Annual Meeting of Shareholders, or at the time a director joins our Board. Effective upon election at our 2013 Annual Meeting of Shareholders, we granted to each of our then non-employee directors 5,000 shares of restricted stock under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, which are subject to certain limited restrictions on transfer. The restricted stock awards were at the 50th percentile of the Towers Watson data for non-employee director compensation.

Deferred Compensation Plan

Our non-employee directors may elect to participate in our Deferred Compensation Plan for Directors and Executive Officers, under which each director may defer up to 100% of all retainer fees, attendance fees and fees for serving as a committee chair. We will reduce the fees paid to each director by the amount of all deferrals made on his or her behalf.

A director participating in the Deferred Compensation Plan may elect to have his or her deferrals credited to a fixed-income investment account or a stock account. Deferrals credited to a fixed-income investment account earn interest at the prime rate as published in *The Wall Street Journal* on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in our Common Stock. Any dividends earned on our Common Stock are reinvested in each director's stock account.

Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the director. Payments generally initiate upon the director ceasing to be a member of our Board. However, in the event of a change in control of our company, as defined in the Deferred Compensation Plan, we will pay out the accounts of all directors in a single lump sum cash payment.

Stock Ownership Guidelines for Directors

The Human Resources Committee has also adopted stock ownership guidelines that apply to non-employee directors to ensure that our non-employee directors have a direct stake in the oversight and development of our company by becoming shareholders. Under these guidelines, our non-employee directors are encouraged to acquire and own our Common Stock in an amount equal to five times the annual cash retainer paid to these non-employee directors. Non-employee directors should achieve this stock ownership level within five years of becoming a director.

As of November 13, 2013, Messrs. Donnelly, Omtvedt and Sim, and Ms. Hempel exceeded the stock ownership levels in these guidelines. Messrs. Hamilton, Palmer, Newlin, Shiely, Gen. (Ret.) Wallace and Lt. Gen. (Ret.) Kenne have each served as a director for less than five years. As Mr. Szews also served as an executive officer of our company, he was subject to the stock ownership guidelines that apply to our officers. As of November 13, 2013, Mr. Szews exceeded the stock ownership guidelines relative to his position as Chief Executive Officer.

PROPOSAL 3: ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As noted in the preceding extensive and comprehensive discussion, executive compensation is an important matter both to us and to our shareholders. As a reflection of this importance and pursuant to SEC rules, we offer our shareholders the opportunity to approve, on a non-binding, advisory basis, the compensation of our named executive officers. Accordingly, we are seeking input from shareholders with this advisory vote on the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement in accordance with the executive compensation disclosure rules of the SEC.

The Human Resources Committee has overseen the development and implementation of our executive compensation programs. We have designed our compensation programs to directly link a significant portion of the compensation of our named executive officers to defined performance standards that promote balance between the drive for near-term growth and long-term increase in shareholder value. The Committee also designed our compensation programs to attract, retain and motivate key executives who are essential to the implementation of our strategic growth and development strategy. Performance and executive retention are critical to the success of our MOVE strategy.

The Human Resources Committee bases its executive compensation decisions on our core compensation principles, including the following:

- incentivizing our executives to perform with shareholders' interests in mind;
- assembling and maintaining a senior leadership team with the skills necessary to successfully execute our MOVE strategy, maintain our competitiveness, and continue increasing the long-term market value of our company; and
- balancing awards earned for short-term results with awards earned for strategic decisions that we expect to sustain our long-term performance and deliver the results outlined in our MOVE strategy.

We believe that our existing compensation programs have been effective at motivating our key executives, including our named executive officers, to achieve superior performance and results for our company, effectively aligning compensation with our financial performance results, giving our executives an ownership interest in our company so their interests are aligned with our shareholders, and enabling us to attract and retain talented executives whose services are in key demand in our industry and market sectors. Fiscal year 2013 performance is an example of meeting these needs: overachieving on an aggressive operating income target and continuing to build and retain a talented executive team.

With our core compensation principles in mind, the Human Resources Committee took or we implemented the following actions in fiscal year 2013:

- structured our annual cash incentive awards for fiscal year 2013 with aggressive operating income targets that support MOVE earnings per share targets;
- approved base salary increases for our named executive officers in line with competitive market trends;

- modified the mix of equity compensation awards to place greater emphasis on performance-based awards and to use restricted stock units to increase the shareholdings of our executives over time;
- approved long-term equity awards in September 2013 to retain and recognize the performance of our named executive officers and other officers to support higher returns for our shareholders;
- maintained the structure of our long-term incentive equity awards generally with the objective of providing compensation around the 50th percentile of the compensation database that we use for this purpose;
- for many salaried employees, froze benefits under both our qualified and non-qualified defined benefit retirement plans effective December 31, 2012 and are now providing benefits to impacted employees under new, qualified and non-qualified defined contribution plans;
- eliminated post-employment healthcare benefits for our current salaried employees effective December 31, 2012;
- continued to significantly limit the payout amount under new severance agreements that we enter into with our executive officers; and
- continued to limit the number and value of personal benefits.

Compensation actions like those described above evidence our philosophy of aligning executive compensation with our financial performance and the marketplace, and increasing long-term shareholder value. We will continue to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our shareholders. Our MOVE objectives will continue to influence these decisions.

We urge shareholders to read the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement, which provide detailed information on the compensation of our named executive officers. The Human Resources Committee and our Board believe that the executive compensation program articulated in the Compensation Discussion and Analysis and the accompanying compensation tables contained in this Proxy Statement is effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to our success.

Our Board would like the support of our shareholders for the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement. This advisory vote on the compensation of our named executive officers allows our shareholders to express their opinions about our executive compensation programs. As we seek to align our executive compensation programs with our performance results and shareholders' interests, we ask that our shareholders approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement.

PROPOSAL 3: ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Accordingly, for the reasons we discuss above, our Board recommends that shareholders vote in favor of the following resolution:

"**RESOLVED**, that the shareholders approve, on an advisory basis, the compensation of the named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis section and compensation tables and narrative discussion contained in this Proxy Statement."

This advisory vote on the compensation of our named executive officers is not binding on us, our Board or the Human Resources Committee. However, our Board and the Committee will review and consider the outcome of this advisory vote when making future compensation decisions for our named executive officers. Pursuant to the vote of our shareholders at the 2011 Annual Meeting of Shareholders, we will ask our shareholders to approve, by advisory vote, the compensation of our named executive officers every year until otherwise determined by a vote of our shareholders pursuant to applicable SEC rules. The next advisory vote on the compensation of our named executive officers will occur at our 2015 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND ACCOMPANYING COMPENSATION TABLES CONTAINED IN THIS PROXY STATEMENT.

PROPOSAL 4 — SHAREHOLDER PROPOSAL

The following proposal was submitted by one of our individual shareholders and will be voted on at the Annual Meeting if it is properly presented. Such shareholder's name, address, and number of shares of Common Stock held may be obtained upon written request therefor made by a shareholder to our Secretary.

Proposal 4 — Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of the Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, negatively flagged our company for not allowing majority voting in the election of directors in spite of our 52% approval, no confidential shareholder voting, no audit committee industry expert and a relatively high percentage of negative votes for our directors.

GMI Ratings also negatively flagged our company for a lack of risk management expertise on our board, lucrative golden parachutes for executives, dilution concerns and no shareholder right to act by written consent.

Our management had the unilateral right to amend our articles of incorporation and bylaws without shareholder approval. Three directors had long-tenure of 12 to 16 years, which negatively impacts their independence.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay — Proposal 4

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL NUMBER 4 FOR THE FOLLOWING REASONS:

Our Board of Directors believes the Human Resources Committee has adopted compensation policies employing equity-based incentive awards that serve shareholders well and provide appropriate incentives. Shareholders recently approved in January 2012 an amendment to the plan under which we grant those awards, which is our 2009 Incentive Stock and Awards Plan. This proposal seeks to require certain terms for those awards that are inconsistent with the language of the shareholder-approved Plan. We do not believe implementation of this proposal is appropriate for our company or in the best interest of our shareholders.

We believe our equity awards align the interests of the company's management with the interests of shareholders. The Proposal could create potential conflicts of interest by disrupting that alignment.

The Human Resources Committee has adopted compensation policies that are designed to link pay with performance and to maximize the alignment between executive and shareholder interests. If we were to become involved in an acquisition or merger scenario that could result in a change in control, the Committee and the Board of Directors believe that providing accelerated vesting of equity awards upon the successful completion of the transaction provides an incentive to ensure executives stay with the company through the period of extreme uncertainty and remain focused and motivated on achieving operational objectives and securing the maximum value for our shareholders.

A change in control transaction often gives rise to a substantial risk of disruption of careers and compensation for executives. Following a change in control, the new controlling persons are likely to revisit the strategies and goals that the current Board of Directors has established. Our executive team and financial statements, including our costs and capital structure, are likely to be materially different than they were prior to the change in control, and a successor entity may be unwilling or unable to assume equity awards. Shareholders would receive the full benefit of whatever value is created in that transaction. Executives with unvested equity awards, on the other hand, could be deprived of the full benefit of those awards though they are likely to have contributed to the value that shareholders realize. If key executives' compensation is at risk if the company were to experience a change in control, it could create a conflict of interest if the company were pursuing a merger or similar transaction that the Board believes is in the best interests of shareholders. As a result, these circumstances would sever the understanding and premise regarding the pay for performance alignment that existed when we originally granted the equity awards. Without the acceleration of equity awards, there is a real risk that executives become unnecessarily preoccupied with questions as to whether the potential transaction is in their best personal career or financial interest, which could lead to loss of valuable talent at a critical time. Accelerating the vesting of equity awards upon a change in control eliminates this potential misalignment of the interests of executives and our shareholders by ensuring that executives, who are implementing strategic actions in the best interest of the shareholders, are not at the same time penalized with a loss of their incentive compensation and allows management to remain engaged, objective and focused on protecting shareholders' interests and maximizing shareholder value during a potential change in control event.

Shareholders last approved Oshkosh's 2009 Incentive Stock and Awards Plan in January 2012 and did so by a large margin. At that time, the plan included accelerated vesting on a change in control.

This proposal is inconsistent with certain provisions of our 2009 Incentive Stock and Awards Plan, and shareholders overwhelmingly approved that plan at our 2009 annual meeting of shareholders and again on an amended and restated basis at our 2012 annual meeting. In our executive compensation program, we grant stock options, restricted stock or restricted stock units and performance shares. The plan provides that, upon a change-in-control, options and restricted stock vest in full, and performance shares vest on a pro rata basis based on actual performance to date. The plan states that the Committee can provide for more favorable treatment, which the Committee has done for performance shares (which vest fully based on actual performance to date). We believe this represents an appropriate approach upon a change-in-control. Accordingly, the proposal would require the Human Resources Committee to alter what shareholders have already approved.

Accelerated vesting of outstanding equity awards enables the company to mitigate concerns that management is likely to have in the context of a change in control by assuring management that they will realize the value of outstanding stock awards along with other shareholders.

Equity awards are an important part of our long-term compensation, and for them to be effective, the equity award terms must appropriately consider potential scenarios. Following a change-in-control, our stock may no longer exist, and it is often not feasible or practicable to convert equity awards, particularly those that are performance-based, into equity awards of the acquirer as part of a change in control transaction. In particular, the performance-based metrics no longer exist once the company is acquired and integrated into the acquirer's operations. It is also possible that management will no longer control the policies and operations of the surviving entity. Thus, the opportunity presented following the change in control may vary materially from that originally afforded by the equity-based award. Accordingly, the Board believes that it is appropriate for management to receive the benefit of their performance under equity awards, as reflected in the stock price, through the time of the change in control, and accelerated vesting affords that protection and provides senior management the ability to continue to increase the value of the company for shareholders up to a potential change in control transaction. The proposal would eliminate the company's ability to provide reasonable assurance to key executives that they will realize the expected value of their equity awards even if the company experiences a change in control. Equity awards are inherently performance-based, insofar as the rewards to executives increase as the company's stock price increases, and vice versa. Therefore, accelerating vesting does not eliminate the performance-based aspect of such awards.

Accelerated vesting of equity awards provides a strong retention incentive through the consummation of a potential transaction.

We believe our equity-based compensation program provides a retention component that helps ensure continuity and stability to our management team. Accelerated vesting of equity awards provides a strong retention incentive through the consummation of a potential transaction, because the acceleration does not occur unless the executive remains employed through the closing date. Further, the certainty that the awards will be paid out to the extent the performance measures are met, or the stock price rises, as the case may be, regardless of whether the company continues as a separate entity or is acquired and ceases to exist following a change in control transaction and regardless of the executives' employment status, enhances the value of such awards to executives and incentivizes the executives' performance. New ownership can implement retention incentives following the transaction on a focused basis for those members of management that the new owners desire to retain. In contrast, executives who feel that the only way they might realize value from their previously granted equity awards is to have their employment terminated once the change in control is completed will not maintain the high level of performance required during the pre-closing period. Such a scenario presents a real executive retention risk to our company.

PROPOSAL 4 — SHAREHOLDER PROPOSAL

The company's corporate governance is favorable to shareholders. Hence, there is no reason for shareholders to favor the proposal based on governance considerations.

As noted above, the Human Resources Committee has adopted compensation policies that are designed to link pay with performance and to maximize the alignment between executive and shareholder interests. Further, we have a host of positive governance attributes. Among others, we do not have a staggered Board; we have an independent Chairman of the Board; we regularly engage in open communications with our shareholders; and since 2008, we have bolstered our Board with the addition of seven new independent directors who have brought valuable and varied experience in distinct and critical areas of our businesses, providing a fresh perspective on our Board. Indeed, the GMI Ratings report cited by the proponent above states that our company's overall environmental, social and governance rating "reflects a low level of concern in most areas," and also that our Board of Directors "appears to be generally well aligned with sustainable shareholder interests."

For all of the reasons set forth above, our Board of Directors urges our shareholders to vote "AGAINST" proposal number 4.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL NUMBER 4.

ATTACHMENT A: NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

Our company reports its financial results in accordance with generally accepted accounting principles (GAAP) in the United States of America. Our company is presenting various operating results, such as operating income, income from continuing operations and earnings per share from continuing operations, both on a reported basis and on a basis excluding items that affect comparability of operating results. When our company uses operating results, such as operating income, income from continuing operations and earnings per share from continuing operations, excluding items, they are considered non-GAAP financial measures. Our company believes excluding the impact of these items is useful to investors to allow a more accurate comparison of our company's operating performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our company's results prepared in accordance with GAAP. The table below presents a reconciliation of our company's presented non-GAAP measures to the most directly comparable GAAP measures (in millions, except per share amounts):

	Fiscal Year Ended September 30,	
	2013	2012
Access Equipment segment		
Non-GAAP operating income margin	12.5%	7.8%
Non-GAAP operating income	$ 388.6	$ 228.9
Impairment charge	(9.0)	—
Restructuring-related charges	—	0.3
GAAP operating income	$ 379.6	$ 229.2
GAAP operating income margin	12.2%	7.9%
Defense segment		
Non-GAAP operating income margin	7.5%	6.0%
Non-GAAP operating income	$ 228.7	$ 237.0
Union contract ratification costs	(3.8)	—
Curtailment expense	—	(0.5)
GAAP operating income	$ 224.9	$ 236.5
GAAP operating income margin	7.4%	6.0%
Fire & Emergency segment		
Non-GAAP operating income margin	3.0%	1.4%
Non-GAAP operating income	$ 23.8	$ 10.8
Curtailment expense	—	(2.0)
GAAP operating income	$ 23.8	$ 8.8
GAAP operating income margin	3.0%	1.1%
Commercial segment		
Non-GAAP operating income margin	5.4%	4.6%
Non-GAAP operating income	$ 41.3	$ 32.2
Restructuring-related charges	—	(0.1)
GAAP operating income	$ 41.3	$ 32.1
GAAP operating income margin	5.4%	4.6%

ATTACHMENT A: NON-GAAP FINANCIAL MEASURES

	Fiscal Year Ended September 30,	
	2013	2012
Corporate		
Non-GAAP operating expenses	$(147.6)	$(104.6)
Performance share valuation adjustment	—	(7.0)
Curtailment expense	—	(0.9)
Tender offer and proxy contest costs	(16.3)	(6.6)
GAAP operating expenses	$(163.9)	$(119.1)
Consolidated		
Non-GAAP operating income margin	7.0%	5.0%
Non-GAAP operating income	$ 534.8	$ 404.8
Union contract ratification costs	(3.8)	—
Performance share valuation adjustment	—	(7.0)
Curtailment expense	—	(3.4)
Tender offer and proxy contest costs	(16.3)	(6.6)
Impairment charge	(9.0)	—
Restructuring-related charges	—	(0.1)
GAAP operating income	$ 505.7	$ 387.7
GAAP operating income margin	6.6%	4.8%
Non-GAAP provision for income taxes	$ 142.5	$ 116.1
Income tax benefit associated with pre-tax charges	(10.7)	(6.1)
Discrete tax benefits	—	(44.8)
GAAP provision for (benefit from) income taxes	$ 131.8	$ 65.2
Non-GAAP income from continuing operations attributable to Oshkosh Corporation, net of tax	$ 334.6	$ 211.3
Union contract ratification costs, net of tax	(2.4)	—
Performance share valuation adjustment, net of tax	—	(4.5)
Curtailment expense, net of tax	—	(2.2)
Tender offer and proxy contest costs, net of tax	(10.4)	(4.2)
Impairment charge, net of tax	(5.5)	—
Discrete tax benefits	—	44.8
GAAP income from continuing operations attributable to Oshkosh Corporation, net of tax	$ 316.3	$ 245.2
Non-GAAP earnings per share attributable to Oshkosh Corporation from continuing operations-diluted	$ 3.74	$ 2.30
Union contract ratification costs, net of tax	(0.03)	—
Performance share valuation adjustment, net of tax	—	(0.05)
Curtailment expense, net of tax	—	(0.02)
Tender offer and proxy contest costs, net of tax	(0.12)	(0.05)
Impairment charge, net of tax	(0.06)	—
Discrete tax benefits	—	0.49
GAAP earnings per share attributable to Oshkosh Corporation from continuing operations-diluted	$ 3.53	$ 2.67
Net cash flows provided by operating activities	$ 438.0	
Additions to property, plant and equipment	(46.0)	
Additions to equipment held for rental	(13.9)	
Proceeds from sale of property, plant and equipment	0.1	
Proceeds from sale of equipment held for rental	7.5	
Free cash flow	$ 385.7	